









Rentokil Initial





Building scale and advantage

Rentokil Initial plc
Annual Report 2023











Protecting People.
Enhancing Lives.
Preserving our Planet.

Performance

Revenue (at AER)

£**5,375**m

+44.7%

2022: £3,714m

Profit before tax (at AER)

£**493**m

+66.9%

2022: £296m

Net Cash Flows from Operating Activities (at AER)

£**737**m

+22.8%

2022: £600m

Revenue (at CER)

£**5,414**m

+45.8%

2022: £3,714m

Adjusted Operating Profit (at CER)

£**897**m

+57.0%

2022: £571m

Free Cash Flow (at AER)

£**500m**

+33.7%

2022: £374m

Lost time accident (LTA)

0.31

+20.5%

2022: 0.39

Total colleague retention[1]

84.2%

+474bps

2022: 79.5%

Total customer retention[2]

82.3%

-10bps

2022: 82.4%

KPIs, see pages **22** to **25**

Contents

Strategic priorities in action

 **Be an Employer of Choice**
pages **12** and **13**

 **Drive Organic Revenue Growth in Pest Control**
pages **38** and **39**

 **Manage the integration of Terminix into our North America business**
pages **48** and **49**

 **Build our Hygiene & Wellbeing business**
pages **54** and **55**

 **Drive M&A**
pages **32** and **33**

 **Create value through product and service innovations and digital applications**
pages **26** and **27**

 **Manage a responsible business**
pages **20** and **21**

Non-IFRS Measures The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year. See pages 63 to 67 for more information.

The content of this Annual Report reflects the views, opinions and status of the Company as at 7 March 2024.

1. Prior year numbers have been restated primarily to include the Terminix acquisition. For more information see page 22.
2. 2022 figures have been restated to include Terminix.

Building scale and advantage...
through relentless focus on delivering our plan.

Throughout 2023, our teams across the world have been relentlessly delivering against our strategic priorities, from the integration of Terminix to growth in our core businesses, all contributing to a strong performance for our organisation.

In 2024, we are continuing our unwavering commitment to building our business in **THE RIGHT WAY** for the long-term benefit of our colleagues, our customers, and our shareholders.








Our Business at a Glance
Providing services that protect people, enhance lives, and preserve the planet

Rentokil Initial is a global leader in the provision of route-based services, whose mission is to protect people from the dangers of pest-borne disease and the risks of poor hygiene, and to enhance lives with services that protect the health and wellbeing of people. At the heart of Rentokil Initial's approach to responsible business practice is a focus on doing what's right for colleagues, customers, and the planet.

Our mission
Our mission defines what we do and how we serve our stakeholders.

- Protecting People.
- Enhancing Lives.
- Preserving our Planet.

Our vision
To be the most loved and respected services business on the planet.

Our values
Our values are shared by all colleagues around the world and underpin the culture of the Group.

 **Service**

We are passionate about delivering excellent service to every customer.

 **Teamwork**

We are One Team – collaborating, supporting, and working together brilliantly.

 **Relationships**

We value long-lasting relationships with our colleagues, customers, and the communities in which we operate.

 **Responsibility**

We all owe a duty of care to each other, our customers, local charities, the communities in which we live and work, and to the planet.

Our global regional operations

Our local service teams across the world operate in 90 countries, with more than 94% of our revenue derived from outside the UK.

Rentokil Initial operates regionally and reports performance across five global regions. Our products and services are segmented into three business categories: Pest Control, Hygiene & Wellbeing, and France Workwear.



North America	Europe (incl. Latin America)	UK & Sub-Saharan Africa	Asia & MENAT	Pacific
Revenue (at AER) **£3,306m** +78.7%	Revenue (at AER) **£1,081m** +14.9%	Revenue (at AER) **£390m** +6.6%	Revenue (at AER) **£339m** +5.6%	Revenue (at AER) **£249m** +10.0%
Revenue (at CER) **£3,314m** +79.2%	Revenue (at CER) **£1,078m** +14.6%	Revenue (at CER) **£394m** +7.9%	Revenue (at CER) **£357m** +11.2%	Revenue (at CER) **£261m** +15.0%

Revenue (at AER) by business category



● Pest Control ● Hygiene & Wellbeing ● France Workwear

Find out more Our Regional Review on pages **34** to **37** and Our Business Review on pages **40** to **56**

Our culture

We provide high-quality services for our customers by focusing on the safety, engagement and training of our colleagues, and by developing innovative products and services.

There is nothing more important in Rentokil Initial than ensuring that everyone goes home safely at the end of their working day.

Health and Safety continues to be central to our culture and you can read more about our policies and practices on page 69.

Rentokil Initial is a diverse organisation by its nature, operating in 90 countries. We aim to be an Employer of Choice wherever we operate and our 62,900 colleagues are integral to our business model.

Our Employer of Choice programme is designed to create a workplace where we hire great people in line with our values, provide world-class training and career development, engage and retain our people, and provide the best tools to deliver a great customer service.

Find out more Our Employer of Choice programme on pages **69** and **70**

Our business categories

Pest Control



Rentokil Initial's Pest Control business, including Terminix, is the largest operator in both the US – the world's biggest pest control market – and the world overall. We offer the highest levels of risk management, reassurance, and responsiveness to customers, delivered through our range of innovative products and solutions.

Rentokil Initial is a leading global player in a resilient and defensive industry, characterised by positive and strong long-term structural growth drivers. We have strengthened our position through organic growth and by establishing stronger market positions, and through the introduction of innovative products and services, acquisitions to build scale and density, and our determination to be an Employer of Choice.

80%

Revenue at AER:
£**4,286**m
+59.2%

Revenue at CER:
£**4,321**m
+60.6%

Find out more on pages **40** to **47**

Hygiene & Wellbeing



Initial Hygiene helps organisations around the world to manage hygiene risk, create healthier working environments, and make workplaces better and safer places to be for staff and visitors. Our people provide dedicated and expert hygiene services in the washroom and throughout entire premises.

16%

Revenue at AER:
£**858**m
+4.6%

Revenue at CER:
£**866**m
+5.4%

Find out more on pages **50** to **53**

France Workwear

Initial Workwear specialises in the supply and maintenance of garments, such as workwear and personal protective equipment, and also offers a specialist cleanroom service for the pharmaceutical and healthcare sectors.

4%

Revenue at AER:
£**221**m
+15.3%

Revenue at CER:
£**217**m
+13.2%

Find out more on page **56**

Q&A with Andy Ransom, Chief Executive





Our focus has been, and will continue to be, around operational excellence, which remains key to delivering our growth ambitions. We'll achieve this by leveraging opportunities created by the Terminix integration and through further Group investments in our people, service, innovation, and digital technology.

**Andy Ransom,
Chief Executive**

All the questions in this section have been posed by investors over the past year.

Q:
How would you summarise the past year for Rentokil Initial?

A:
It has been an extremely busy and productive year, which has made me very proud of the Rentokil Initial team. The overall Group result was good. It was accomplished despite significant inflation and other macroeconomic headwinds, which illustrates the resilience of our business. The Group has been able to sustain strong momentum in our underlying operational and financial performance, achieving 4.9% Organic Revenue Growth and 16.6% margin. Growth in North America in the second half of the year was disappointing, however we've now completed an in-depth performance review and have put in place an action plan, **THE RIGHT WAY 2**, to reinvigorate organic growth. In the year, we made great progress against our Terminix integration strategy, building a bigger, better business. We have delivered on all our integration milestones in both Selling, General and Administrative expenses (SG&A) and field operations. We overachieved in our cost synergy targets in 2023 by delivering $69m pre-tax net cost synergies against a target of $60m, and have increased the total gross synergy target by $50m to $325m by 2026.

📄 Find out more on pages **46** and **47**

Q:

In explaining softer trading in US Pest Control in the second half of the year, you pointed to weaker consumer demand. What further insights have you gained and what measures are you taking to address these challenges?

A:

The main challenge to new business growth in the second half of the year was lower acquisition of new residential, termite, and SME customers, stemming from a reduction in in-bound sales leads. We estimate that the US market grew by approximately 4% in 2023, reflecting lower growth, particularly in the second half of the year, in these largely consumer-facing categories. However, we recognise that the Company's sales lead generation also underperformed. We've been responding to that to identify what we can do to address the situation and take action to stimulate organic growth.

There has been a comprehensive evaluation of opportunities to drive growth, including upselling and pricing, as well as to increase brand awareness and optimise digital channels. We've taken a hard look at how we best evolve our sales and marketing action plan in response to market conditions and to re-establish momentum in customer acquisition. We've made new appointments to the North America leadership team, including a highly experienced digital marketer to the role of Performance & Digital Marketing VP. The Terminix integration is a complex project that is demanding of our time, so we've also seconded our UK Operations Director to North America to take charge of technician leads.

We're committed to protecting our underlying operating momentum as we work through the integration. We have shaped a detailed plan to help us do that. I'm also confident that Rentokil Initial remains a structurally robust business with the additional benefit of an integration that affords tremendous strategic opportunity.

📄 Find out more on pages **46** and **47**

Q:

The combination with Terminix increased your exposure to residential and termite business. Should we still view Rentokil Initial as a defensive business?

A:

Rentokil Initial's business model remains highly resilient, underpinned by the provision of essential services, a diversified portfolio, global presence, and a commitment to innovation. Pest control, in particular, but also hygiene solutions, are inherently defensive businesses. It's true that pest control regulation means that commercial services are often less discretionary than residential services. However, the residential market, which is already the largest segment in the US, presents a strong future growth opportunity due to the current low penetration of professional pest care, population growth, and climate change. The diversified nature of our broader global service portfolio adds to the Company's overall defensive qualities.

While spanning the commercial, residential, and termite markets in pest control, we also offer a range of services in hygiene and workwear provision. This diversification reduces the risk of dependence on a single market segment. The Company's ability to adapt to changing circumstances is another crucial factor. We've shown a commitment to innovation and technology, incorporating advanced pest control and hygiene solutions. This adaptability allows the Company to stay ahead of industry trends, ensuring that it remains relevant and resilient in the face of evolving challenges.

📄 Find out more on pages **28** to **31**





Q:

The Group delivered another year of strong performance in its global operations. What do you attribute that performance to and how sustainable is it?

A:

The sustainability of our strong performance reflects our consistently high levels of service quality, as well as our ability to harness opportunities for growth. Increased awareness of hygiene, especially in the wake of COVID-19, and the persistent need for pest management have continued to support demand for our services around the world.

We've been able to service that demand and drive growth by having the right operational model in place; an existing global footprint and large customer base; continued market expansion, highly motivated people and great brands; and, a proven innovation capability and digital expertise. Ongoing investments in research and development and a proactive approach to emerging trends put us in a strong position to remain highly competitive. Our focus on Cities of the Future is another important driver to long-term sustainable growth, promoting a strategic approach to tapping into faster growing markets.



Q:

You previously guided to over 5% Organic Revenue Growth per annum over the medium term. What will be the key drivers of that growth?

A:

Our focus has been, and will continue to be, around operational excellence, which remains key to delivering our growth ambitions. We'll achieve this by leveraging opportunities created by the Terminix integration and through further Group investments in our people, service, innovation, and digital technology. Accelerated growth through our enhanced scale will come from a number of areas, including upselling with the expansion of our Trusted Advisor programme (empowering technicians to generate leads and sales), effective pricing through segmentation and, in the future, premium positioning, and by enhancing brand value enabled by a streamlined brand portfolio in North America.

Creating a high-quality customer service, delivering on time, and delivering in full, have always been core to our value proposition and will see renewed emphasis as we seek to further strengthen customer retention and acquisition. This will continue to be complemented by sustained investment in innovative pest control and hygiene solutions. Our commitment to science and innovation leadership not only ensures that Rentokil meets evolving customer expectations but also allows us to offer more efficient and effective services, attracting new customers. In the US, this includes the opening of our new science and innovation centre focused on termite and residential pest control.

📄 Find out more on pages **44** to **47**





Q:

It's been over a year since the Terminix transaction completed. What is your assessment of how the Terminix integration has proceeded this year?

A:

There has been a strong start to delivery of the integration plan. Since the transaction completed, our teams have worked diligently towards harmonising cultures, processes, and technologies, putting us in a good position to capitalise on synergy opportunities and best practices from both organisations. In the year, we've reduced our branch network by 97 through branch consolidation, which is approximately 50% of target property synergies. We've conducted a series of branch integration pilots that we were pleased to see confirmed our forecasts of density benefits, laying the foundations for the branch integration work to be deployed at scale beginning later this year.

We've also been busy completing the move of our US colleagues onto a single Human Capital Management and Payroll system, in addition to pilot testing projects in relation to a harmonised pay plan, data migration and data mapping, and technology applications. Our strategic ambition is clear and remains the same. We're making complex and important changes that will create an optimal route and branch network. From the outset, we've recognised that we need to make sure that we're able to do this as smoothly as possible for our customers and colleagues, taking the necessary time to test and take feedback on board so that changes can be rolled out in a measured and targeted way.

📄 Find out more on pages **44** and **45**

Our medium-term targets
Group medium-term targets for revenue, profit and cash were first introduced in 2014, and having consistently beaten them since introduction, were revised upwards in 2022 and 2023, reflecting confidence and ambition for the future.

Group Organic Revenue Growth Target: At least 5.0%	
Pest Control Organic Revenue Growth Target: 4.5–6.5%	
Hygiene & Wellbeing Organic Revenue Growth Target: 4.0–6.0%	
Workwear Organic Revenue Growth Target: 3.0–4.0%	
Free Cash Flow Conversion Target: FY 25: At least 90%	

Q:

What are the most significant parts of the integration programme in the year ahead? What do you see as the main challenges and how will you manage these?

A:

We've a large programme of work ahead of us that is focused on the branch integration phase. While it's also the most complex part, the future opportunities and benefits for our customers, our business, and our shareholders are significant. We will be moving to consistent brands, service protocols, and a fully aligned customer offering in our field operations. This all has to be supported and enabled by integrated IT infrastructure and harmonised pay plans that have been long in the planning. At the same time as we make these important changes, we have to stimulate and protect organic growth in the North America business. The expected end result of the integration programme is a much more efficient service network across the country that benefits from strong operational density and is characterised by excellent service delivery. A project of this scale requires exceptional governance and we've put in place robust programme management with key operational and functional leaders from both organisations to support implementation. We are being disciplined and meticulous in our execution. Route and branch integration, which will be phased by region, is expected to commence in mid-2024. We have divided the US into seven regions, each comprising commercial, residential, and termite operations, and we'll be working sequentially through each of these regions with continuous, rolling evaluation of the impact on colleagues, customers, and services.

📄 Find out more on page **44**

Q:

What are the key elements of your US growth plan that underpin your ambition to grow organically ahead of the pest control market in the medium term?

A:

One of the reasons why the Terminix transaction has a strong financial case is the benefits of scale. In the US, we are now substantially larger than our nearest rival and that scale means we can drive greater purchasing power, build additional local branch density, drive more powerful marketing with a more impactful set of brands, and invest in technology in an unrivalled manner. We're also committed to consolidating our shared experience and expertise. For colleagues, we're training to best practices and introducing new pay and incentivisation plans to will drive productivity. For customers, there'll be increased opportunity to benefit from an expanded service portfolio. Not only will the customer experience become more seamless, but scaling up initiatives like our Trusted Advisor programme across the combined organisation will better utilise our field colleagues' expertise and enable higher levels of customer penetration. We also recognise how important robust pricing strategies are in driving growth. As we deliver the very best service levels, through the very best technicians, we should be proud to command a premium price in time. With more holistic data sets, there is the additional opportunity to take a segmentation approach to pricing, to develop more localised strategies.

📄 Find out more on pages **46** and **47**



Q:

Do you believe there are any aspects of the business that are misunderstood by the market?

A:

The key positive for us is that the Terminix integration has progressed strongly, at the same time as we've delivered a good overall Group performance in the year. We've seen affirmative results in our branch integration pilot testing and an encouraging uplift of 8.1ppts in Terminix colleague retention since the deal close. We recognise the softer results in North America in the back half of last year, however our business model is resilient and we have confidence in our **RIGHT WAY 2** plan to address specific challenges and reinvigorate organic growth. Our market positions, pricing power, and structural growth characteristics remain robust and intact.

Outside of North America, we saw another excellent contribution from other regions, including Europe, our second largest region, which was up 9.2% organically. Plus, the best is still ahead of us. We've talked about the significant potential upside from the combination with Terminix, both in terms of cost and revenue synergies. We look forward to taking them forward to their successful conclusion.

Andy Ransom,
Chief Executive



Reasons to Invest

Compelling investment opportunity with excellent growth potential

We are a compelling investment opportunity offering investors long-term compounding growth and profit expansion. The underlying business proposition is augmented by the significant benefits of the Terminix integration. Rentokil Initial is a strong, global business with leading positions in structural growth markets. We believe there are excellent opportunities to consolidate our positions in existing markets, to enter new markets, and to lead the industry by investing in innovation in products and services, alongside disciplined and accretive mergers and acquisitions (M&A).

1. We are a global leader in defensive growth markets

Our businesses operate in markets with long-term attractive fundamentals. Rentokil Initial is a global leader in pest control and hygiene business sectors, benefiting from a diversified global footprint, high levels of service quality, and excellent innovation and technical expertise.

Find out more on pages **40** to **47** and **50** to **53**




2. We have a strong track record of growing revenue and profits

Over the long term, our strong record of growing revenue and profits has generated high total returns, strong cash flow, and a strong credit rating. We have a consistent and proven strategy which, has delivered 2014-2023 CAGR revenue growth of 13.3%, and 2014-2023 CAGR Adjusted Operating Profit growth of 16.2%. Additionally, we expect the Terminix integration to benefit the business through significant cost and scale synergies delivered by the end of 2026.

Find out more on pages **22** to **25** and **57** to **62**



3. We reinvest in our business and brands, compounding growth

Our consistent performance allows reinvestment in our business, helping to drive further growth. Our financial model creates a virtuous circle, founded on achieving organic growth while conducting bolt-on and strategic M&A to increase our density, which correlates directly to improved gross margins. This, combined with our low-cost operating model, brings strong profitable growth and sustainable free cash flow. We deploy this on our financially disciplined M&A programme and operational investment, and into maintaining our progressive dividend policy.

Find out more on pages **14** and **15**





4. We have a proven, repeatable, route-based, low-cost business model

This helps us consolidate our positions in existing markets and improve margins, whether through organic activity or by acquisition through our Cities of the Future programme – our focused M&A programme in Emerging markets, where higher growth in big cities is driving demand for pest control services. Developing a presence in these cities gives us a stronger base for future growth over the next 10–20 years as we benefit from faster growth in these markets relative to more mature locations.

📄 Find out more on pages **42**, **52** and **53**



○ Cities of the Future

5. We are a leader in innovation and digital

Our industry-leading innovation drives our growth, productivity, and margin improvement. We see further growth opportunities across all regions from increased innovation in products and services, and by deploying digital products and applications.

📄 Find out more on pages **26**, **27** and **71**

75+
pipeline of innovation investment projects



6. Our high-performing culture supports our growth ambitions

Our experienced and proven management team executes our strategy at pace. Our senior leadership are experts in their fields, with a proven track record for consistent delivery, strong service, and innovation, and a clearly articulated strategic framework to drive future growth opportunities. We are a people and values-based organisation and our strong culture and investment in development provides all our teams with the best expertise and knowledge.

📄 Find out more on page **99**, **102** and **103**





7. We are working collectively to achieve our net zero carbon emissions target by 2040

The journey to net zero emissions is not only the right thing to do for society, but it is also the right thing for our business. Over the past decade, we have met our targets for 10% (2011–15) and further 20% (2016–19) carbon efficiency improvements and, in 2020, we set our target to achieve net zero carbon emissions from our operations by the end of 2040.

📄 Find out more on page **80**



Strategic Priority
Be an Employer of Choice

Asia & MENAT

Being the Employer of Choice, throughout Asia & MENAT

During 2023, our Asia & MENAT region has focused on career and line management development for their colleagues, running programmes such as Being a Brilliant Leader and launching the RI Ambassador programme.

The Being a Brilliant Leader programme aims to support line managers by providing training and development programmes to enable them to be the best leader to their colleagues.


MHV DEPLOYMENT 2023
TORCH JOURNEY
ASIA
Turkey
Lebanon
Jordan
Saudi Arabia
Pakistan
India
China
South Korea
Taiwan
Hong Kong
Thailand
Vietnam
Philippines
Sri Lanka
Maldives
Malaysia
Singapore
Ghana



100%
of line managers involved in Being a Brilliant Leader

86%
Asia & MENAT Line Manager Index

89%
Asia & MENAT colleague engagement

At the end of 2023, 100% of our Asia & MENAT region's line managers – almost 2,000 employees – had been involved in the programme.

The RI Ambassador technician programme was launched in Q4, focusing on world class service delivery from our outstanding technicians, enabling them to engage and serve our customers even better. The programme has five core themes: Sustainability; Care; Ownership; Results orientated; and Expertise. The programme is designed to demonstrate that our colleagues are our Brand and that world class customer service starts with world class technicians.

The region hosted a torch relay to reinforce the Company's mission, vision and values with all colleagues.

Sharing our mission, vision and values, in a region spread across 23 countries, where around 2,000 languages are spoken, is not easy. However, our teams in Asia & MENAT planned a special campaign in Q2 2023 to do just that. Starting in Shanghai, an Olympic-style torch was passed from country to country in a relay.

Colleagues gathered at each handover point to meet the management team and learn more about our shared mission, vision and values.

It took four months for the torch to travel c.80,000 km to over 700 branches. In India the torch featured in a marathon, with a team of colleagues carrying it over 100km. It took 16 hours, travelling from Mumbai to Pune, where the torch was officially handed over.

As a result of programmes like these, the Your Voice Counts (YVC) scores were excellent. Colleague Engagement was 89% and our Line Management Index (LMI) increased from 84% to 86%, up 6% over the external norm for the region.

Furthermore, the region's growth and development score was 86%, up 8% over the external Asia norm. Our Group YVC LMI of 80% is up by 4% since 2019.

Find out more
Group YVC scores on page **70**


Teamwork





Our Business Model
A proven, resilient operating model

Within our business model, each cog is related to the others and measured consistently at Group, business, region, country, and branch level. By focusing on consistently executing our model, we continue to succeed, creating value for colleagues, customers, shareholders, and society. The nature of our business model remains a key determinant of the strength and resilience of our performance. As a global operation that benefits from highly defensive product and service lines, the Company remains well placed to navigate macroeconomic and geopolitical volatility.



Decentralised geographic approach

Due to our decentralised geographic approach – our businesses are grouped into five regions, with local market operations – our business model provides resilience to fluctuations in market dynamics, as well as geopolitical and trade risks.

This simple decentralised approach features single-country management teams operating local service teams in 90 countries around the world (with more than 94% of our revenues derived from outside of the UK).

Each country team leads integrated, multi-local and multi-service operations, using combined back-office functions underpinned by shared systems and processes, such as route optimisation, marketing and brand alignment, and measurement of customer satisfaction.

Colleagues
The heart of our business

Employer of Choice
We have a long-standing commitment to being an Employer of Choice and our market-leading practices help to sustain our performance, and give us the ability to not only attract and hire, but also retain, the best people from the widest possible pool of talent.

Health and safety
Health and safety is our most important priority – we want to ensure that everyone goes home safely at the end of their working day.

Throughout our decentralised business model, health and safety is the first item on the agenda at every management meeting, from local business units all the way up to the Executive Leadership Team and Board meetings.

Find out more
Our Colleagues on pages **69**, **70** and **84**
Health and safety on pages **22** and **69**

Customers
We are passionate about delivering excellent service and brands our customers trust

Great customer service and customer retention
We serve customers from the largest multinational pharmaceutical, industrial, and food production companies to local shops, restaurants, and residential customers to protect their homes, and we endeavour to fully understand all our customers' needs for pest control, and enhanced health and hygiene standards.

Our vision is to be the most loved and respected services business on the planet (read more on page 4), delivering consistently high standards to ensure customer retention and sales of additional products.

Strong brand trust and identity
As a services business, brand trust and identity matter. We have two large multinational brands in Pest Control – Rentokil and Terminix – and a recognised and trusted Initial Hygiene & Wellbeing brand. We continue to focus on building unified, globally aligned brands through our ongoing investment in marketing, people, service, innovation, digital, and sustainability, and to support our customers across multiple sectors.

Find out more
Our Customers on pages **23**, **24** and **70**

Growth
Organic growth drives continual improvements in density

Organic Revenue Growth, new business and additional services to customers
Delivering high levels of customer service and retention rates, along with continued innovation that provides new products for our customers, allows us to build our portfolio of customers and grow our existing customer base organically.

Price
Our strategy, with regards to managing pricing and protecting our ongoing margins, involves carefully communicating cost challenges to our customers, ensuring their understanding of why the financial effects of inflationary cost pressures should be passed through into customer prices.

Find out more
Organic growth on pages **16**, **18** and **34** to **37**
Pricing on pages **34 to 37, 46** to **47 and 57.**

Profit and margins
Revenue growth translates to strong profitable growth

Profit growth and our low-cost model
Our business model for profitable growth is focused on compounding revenue, profit, and cash growth through organic growth and M&A. This revenue growth, together with our low-cost operating model, allows us to deliver strong growth in profits for the Group.

Density
We have a fundamental understanding of route density, which helps us to consolidate our positions in existing markets and improve margins, in part by focusing on increasing the density of our routes, whether through organic activity or by acquisition.

Find out more
Our Progress on pages **24 to 25** and **57** to **62**

Capital allocation model and returns
Consistent performance allows reinvestment

Cash
We are a highly cash-generative business and we work hard to maintain our balance sheet, allowing us the flexibility to reinvest in both innovation and M&A growth. Greater exposure to legacy termite claims arising from the Terminix transaction will lower our free cash generation over the next few years as we resolve these customer issues. We remain focused on cash flow and working capital management, and we work closely with our customers and suppliers to manage any supply chain challenges.

M&A
Acquisitions are a core part of our business model, mainly targeting city-focused deals to build presence and density in both Pest Control and Hygiene & Wellbeing.

Shareholder value and dividend
We aim to generate long-term profitable growth to help deliver value and strong returns for our shareholders. The Group is committed to maintaining its progressive dividend policy, with dividend payments twice a year related to the level of Free Cash Flow available, as agreed by the Board.

Find out more
2023 progress on pages **25** and **57** to **62**
M&A on pages **34** to **37**, **42**, **52** and **53**
Dividends on page **62**

ESG
We are a leader in ESG within our industry

Our impact on society
Our approach to environmental, social, and governance (ESG) standards aligns with our core purpose – to Protect People, Enhance Lives, and Preserve our Planet.

We intend to have net zero carbon emissions from our operations by the end of 2040, because it is not only the right thing to do for society, but it is also the right thing for our business. We have clear plans in all regions to ensure we meet this target, with actions already underway, focusing on:

- Sustainable solutions – hardware, consumables, and chemicals;
- Sustainable operations – colleague mobility, waste, and supply chain; and
- Sustainable workplace – our properties and culture.

We also aim to provide charitable and community support and make meaningful contributions to the local economies and communities where we operate.

Find out more
ESG on pages **68** to **82**

Our Strategic Priorities

We regularly assess our strengths and weaknesses, and examine the opportunities and threats to our business. In this section, we give an overview of our seven strategic priorities, and areas of focus, that will help us achieve our financial targets.



Be an Employer of Choice



Our people are our biggest competitive advantage and the key to profitable growth. Our goal is to be an Employer of Choice and to drive ongoing improvements in colleague retention, which in turn lead to greater customer retention.

77.4%
Sales colleague retention

83.3%
Service colleague retention

Find out more on pages **12**, **13**, **15**, **69** and **70**

Key actions taken in 2023

Continued to embed Employer of Choice
We have continued to develop and embed our Employer of Choice programme, with a particular focus on the North America business.

Maintained high levels of U+ training
In 2023, more than 150 pieces of new content were created and added to the U+ platform (our online university). During the course of the year, 1.96m pieces of training have been completed around the world.

Delivered higher levels of colleague retention
Colleague retention remained high at 84.2%, up 4.7% on 2022 (restated)[1]. We have also continued our focus on more effective recruitment practices, and continue to use our Career+ app. In 2023, Career+ delivered more than 22,000 job applications – c.75% external and c.25% from existing colleagues. In addition, the Company launched a new global career portal.

Priorities for 2024

- Continue to support and enable the Terminix integration process in North America. Aligning contracts and pay & reward policies as part of the branch integration process.
- Build on the positive improvements made on overall colleague retention with a focus on short term and sales colleague retention in North America.
- Implement action planning across the Group following the 2023 Your Voice Count survey.
- Ensure an efficient and high quality recruitment experience and increase direct hiring through the Career+ app.
- Continue to deploy and optimise Workday and the insights it delivers.
- Support the business in our 'Year of the Customer' through focus on optimal staffing levels.

1. For details of the 2022 restatement see page 22.



Drive Organic Revenue Growth in Pest Control



Our challenge is to drive sustainably higher rates of organic growth across the business, particularly in our key North America market.

+4.5%
Organic Revenue Growth (at AER) in 2023

Find out more on pages **38** to **47**

Key actions taken in 2023

Organic Revenue Growth
The Group overall delivered good growth of 4.5% in Pest Control, led by the commercial business and supported by good customer retention rates. Organic Revenue Growth in North America Pest Control Services was 3.5% owing to lower sales lead generation and conversion in a softer consumer market in the second half of the year.

Product and service innovation deployed
Through our Innovation centres, we continued to plan, test, and deploy new sustainable products and solutions to address customer needs, including EcoCatch Flies, BirdAlert, and RADAR X. PestConnect units deployed increased by c.23% to around 356,000 in 2023. Five countries have connected devices in over 10% of their commercial portfolio. The Netherlands leads in Europe, with connected devices approaching 30% of the commercial portfolio.

Sustainable, non-toxic development
During 2023, we prioritised sustainability, with 100% of our innovation pipeline being sustainable, non-toxic, or digital. Our Initial Soap range was accredited by the EU and Nordic Swan Ecolabel for sustainability.

Priorities for 2024

- Execute **THE RIGHT WAY 2** organic growth plan in North America, with a focus on increasing brand visibility and driving sales from new and existing customers.
- The plan is accompanied by an additional c.$25m of investment in 2024 to be spent on our marketing and sales initiatives.
- Launch the 'Terminix it' brand marketing campaign in North America.
- Continue to deploy product and service innovations, and digital applications, including further roll-out of PestConnect towards our targeted goal of 25% of commercial customers by 2026.
- Ongoing development of sustainable, non-toxic, and humane pest solutions.



Manage the integration of Terminix into our North America business



We have made excellent early progress on integrating the business using a best of breed approach.

c.$225m
of annual pre-tax net P&L cost synergies by end of 2026

Find out more on pages **44** to **49**

Key actions taken in 2023

Achieved cost synergy targets
$69m net cost synergies delivered in 2023 against our target of $60m.

Increased efficiency of SG&A and drive route density
We made excellent progress in the year, completing Phase 1 of the integration process. Through our co-location programme, we successfully reduced branch properties by 97, comprising 108 exits and 11 new sites. Among the many initiatives across functions, we launched a single payroll and benefits system for 22,000 colleagues, and all US colleagues are now on a single people management system.

Met high customer expectations during integration
During a period of significant change, customer service remained strong, with State of Service (on time in full) in North America of 98.2% in 2023 (target: over 95%). Customer satisfaction in Terminix was excellent, with a Net Promoter Score of 64.9 (+1.5% in 2023). We began rolling out Rentokil technology solutions, with a residential self-service portal for bill payments and appointments launched across 18 brands.

Priorities for 2024

- Deliver Phase 2 of integration programme (preparation for full integration) and undertake first full branch integrations – go live set for mid 2024.
- Co-locations – an additional c.75 properties to be exited in 2024.
- Deliver $40m incremental net cost synergies target, taking the total to $122m by year end.
- Legal entity merger, critical to deliver branch integrations.
- Begin Phase Three Integration – undertake the first full branch integrations.







 **Build our Hygiene & Wellbeing business**



Our challenge is to build our global Hygiene & Wellbeing business into a second powerhouse alongside Pest Control.

+**4.6**%
Revenue growth
(at AER) in 2023

Find out more on pages **50** to **55**

Key actions taken in 2023

Executed our growth strategy
Our focus remained on expanding through three areas – inside the washroom, outside the washroom – and M&A. we continued to see good levels of demand across service sectors such as offices, shops, schools, and hospitality supported performance. Organic growth in core washrooms was 4.5%, while organic growth in premises and enhanced environments was 5.3%.

Expansion in Growth & Emerging markets
We continued to focus on driving product and route density, acquiring seven businesses with acquired revenues of c.£30m. Our medium-term target is to deliver £25m+ revenues p.a. from M&A in this business. Service line density per premise increased from 1.83 in 2022 to 1.92 in 2023.

Sustainable hygiene
Mission Sustainable was launched in 2023 – to promote Initial's journey to reducing our environmental impact. Our eco-friendly consumables include sensitive soap made from 98.5% natural ingredients.

Priorities for 2024
- Executing our growth strategy in our Hygiene & Wellbeing category through core washrooms, premises hygiene, including air care, and enhanced environments.
- Drive continued expansion, both organically and acquisitively, in Growth & Emerging markets.

 **Drive M&A**



Our challenge is to maintain a strong pipeline of high-quality opportunities and to integrate acquisitions quickly and effectively.

c.£**261**m
Aggregate consideration for M&A assets in 2023

c.£**250**m
Targeted spend on M&A in 2024

Find out more on pages **34** to **37**, **42**, **52** and **53**

Key actions taken in 2023

Robust M&A programme
41 acquisitions completed in 2023, with annualised revenues of c.£106m with acquisitions across all five regions. We continued to build a strong pipeline of opportunities in the year.

Pursued high-quality pest control businesses in Growth & Emerging markets
During the year, we acquired 34 new pest control businesses for an aggregate consideration of c.£199m, as part of our bolt-on M&A programme, with a focus on high-quality pest control businesses in Growth & Emerging markets. We also acquired seven businesses in Hygiene & Wellbeing in 2023.

Priorities for 2024
- Pursue high-quality pest control companies with an increased focus outside the US in Growth & Emerging markets, and ongoing emphasis on building local density in key Cities of the Future.
- Continue to build Hygiene & Wellbeing M&A pipeline, acquiring attractive businesses with a focus on higher growth extension areas (e.g. air care and surface hygiene).
- Build density in key Cities of the Future.
- Targeting spend on M&A of c.£250m in 2024.



Create value through product and service innovations and digital applications



Our challenge is to drive further organic growth through product and service innovation and digital applications.

+35%

Increase in user sessions completed on myRentokil

Find out more on pages **26**, **27**, **42** and **53**

Key actions taken in 2023

Growth in innovative solutions
Under the leadership of our new Group Innovation & Product Development Director, the pipeline of projects continued to deliver new products and improvements to existing products.

Evolved digital activity
Our myRentokil self-service customer portal continued to grow with 300,000 registered users on the system, and a 35% increase in user sessions.

Launched customer platforms across Terminix
We began rolling out Rentokil technology solutions, with a residential self-service portal for bill payments and appointments launched across 18 brands.

Priorities for 2024
- Continue to drive sales growth in PestConnect and Lumnia and the new RADAR X across existing customers.
- Further evolve digital activity, leveraging current and new technology.
- Bring to market additional non-toxic and sustainable products and solutions.
- Further roll out of Rentokil tools and technologies across the North American Terminix business.



Manage a responsible business



Our challenge is to create a safe, diverse, and engaging workplace, deliver customer service responsibly, and support our communities and environment effectively.

0.31
Lost Time Accident (LTA) rate

7.05
Working Days Lost (WDL) rate

Find out more on pages **68** to **82**

Key actions taken in 2023

Maintained high levels of safety and training
The safety of our colleagues comes first and is managed by a dedicated team with consistent global policies and performance measures across the Company. During 2023, we continued to deliver strong levels of colleague safety, improving our Lost Time Accident rate by 20.5% and our Working Days Lost by 10.8%.

This performance was driven by our ongoing focus on safety, robust management standards, and commitment to best practices and training.

Delivered regional environmental improvement plans
We continued our work on our plan to achieve net zero emissions by the end of 2040 during the year: eight workstreams are now under way and country teams are executing their plans. Our five-year emissions index has achieved a 16% improvement in carbon efficiency and is making good progress towards our emissions target of a 20% reduction by 2025.

In addition, we have continued to migrate our fleet of vehicles to ultra-low emissions and hybrid vehicles. The fleet now comprises c.8% ultra-low emissions vehicles in the UK and Europe, and 1,484 hybrid vehicles worldwide.

We are also proud to have continued our partnership with Cool Earth for another year, supporting communities in the rainforests of Papua New Guinea, Cameroon, Mozambique, and Peru.

Priorities for 2024
- Deliver high standards in health and safety and undertake the CEO Safety and Environment Awards to recognise strong performance.
- Continue to execute our regional environmental plans and deliver further progress in each of our eight workstreams.
- Introduce new products for our customers which are more sustainable.
- Maintain our support for our communities and charities in line with our Mission.
- Continue to prepare for new environment, social and governance reporting requirements.



Strategic Priority
Manage a responsible business

Latin America and Caribbean

Managing a responsible business in Latin America, by reducing fuel usage and CO$_2$ emissions

We recognise that our ambitious net zero target can only be achieved if our colleagues are engaged and fully involved, and so in 2023 our Latin America business focused on changing mindsets.



93% of Latin American branches now use all LED lighting

40% reduction in CO_2 emissions in the Bahamas

14.3% reduction in overall fuel usage in the Caribbean

The team set themselves an ambitious target of reducing fuel usage per customer visit by 10% during the year.

In order to achieve this, vehicle emissions were managed by the careful selection of the right size and type of vehicle, the use of route planning to reduce mileage and the use of telematics to encourage more efficient driving, as well as the introduction of some of the first all-electric vehicles in the region and the increased use of hybrid vehicles.

Overall fuel usage per visit in Latin America and the Caribbean reduced by 4.3%. However in the Caribbean alone, the reduction was 14.3%.

In order to reduce electricity demand, the region has focused on increasing the use of LED lights in all branches.

All pre-existing branches now have 100% LED lighting, and including those acquired during the year, 93% of Latin American branches and 85% of Caribbean branches now use all LED lighting, further reducing electricity usage.

In the Bahamas, termite operations were restructured in order to improve the efficiency of fumigation services. The project included training the whole team at a specialist location in Florida, learning about the elements which impact the efficiency of an operation in detail, such as temperature and ground surface.

Worn tents were replaced to protect against gas leakage, monitoring equipment introduced to check for gas loss in real time, and giant inflatable bags used to reduce the area to be filled with gas. Overall, the project has delivered a 40% reduction in CO_2 emissions in the Bahamas, while at the same time increasing fumigation revenues by 37%.





Key Performance Indicators

The Group monitors several key metrics to track the financial and non-financial performance of the business. These measures were selected because we believe they provide additional useful information on underlying trends. All 2023 figures include the performance of Terminix. Unless otherwise stated, prior year figures do not include Terminix.

 **Colleagues:** Ensuring everyone goes home safe

Lost Time Accident (LTA) rate

0.31
20.5% improvement on 2022



2023	**0.31**
2022	0.39
2021	0.38
2020	0.39
2019	0.53

Working Days Lost (WDL) rate

7.05
10.8% improvement on 2022



2023	**7.05**
2022	7.90
2021	8.71
2020	8.46
2019	10.99

Link to strategy
- As a service organisation, our people make our Company what it is.
- Our priority is ensuring every colleague goes home safely.
- Health and safety is the first agenda item in all senior management meetings (including Executive Leadership Team and Board).

Link to remuneration
- Both LTA and WDL rates are part of the personal objectives of the Chief Executive and have an impact on the level of annual bonus achieved.

Commentary on performance
- This year we delivered another excellent level of colleague safety, and we continue to set very high standards in every region.
- In 2023, improved our LTA rate by 20.5% to 0.31 (2022: 0.39).
- WDL also improved, by 10.8%, reducing WDL to 7.05 from 7.90 in 2022.
- There were no work-related colleague fatalities in 2023.

LTA rate defined as number of Lost Time Accidents per 100,000 standard working hours.

WDL rate defined as number of Working Days Lost as a result of LTAs per 100,000 standard working hours.

Find out more
Responsible Business on page **69**

 **Colleagues:** Employer of Choice

Total colleague retention

84.2%
+4.7 percentage points



2023	**84.2**
2022	79.5
2021	84.4
2020	88.6
2019	86.9

Sales colleague retention

77.4%
+1.1 percentage points

Service colleague retention

83.3%
+5.7 percentage points



	Sales	Service
2023	**77.4**	**83.3**
2022	76.3	77.6
2021	82.9	82.4
2020	87.7	86.9
2019	85.3	86.1

Link to strategy
- By retaining our people, we also retain and build deeper relationships with our customers, which underpins our organic growth.
- Retaining more colleagues reduces cost of recruitment, as well as driving productivity improvement, and allowing new recruits the time to be trained and gain experience.
- We invest in training and development to ensure that our colleagues' expertise is unrivalled.
- We recruit, appoint and promote on merit and, where possible, from within the organisation.

Link to remuneration
- Colleague retention is a Performance Share Plan (PSP) performance measure and is included in annual bonus personal objectives.

Commentary on performance
- Colleague retention improved by 4.7 percentage points versus a restated 2022 to 84.2%, translating to c.1,900 more colleagues choosing to stay with us compared to 2022. Every region saw an improved performance in the year, in overall retention as well as in both Service and Sales colleague retention.
- Service colleague retention also increased 5.7 percentage points versus restated 2022 (77.6%) to 83.3%, which was driven mainly by strong performances in Asia & MENAT, up 6.7 percentage points, and North America, which was up 5.7 percentage points. In North America, Terminix Service retention was up 6.5 percentage points on FY 22 from 60.7% to 67.2%.
- Sales colleague retention increased by 1.1 percentage points to 77.4% versus restated 2022 of 76.3%. All regions delivered an improved performance, the highest of which was Asia & MENAT, up 3.6 percentage points. Europe remained the highest performing region, up 2.0 percentage points to 94.1%.

Prior year numbers have been restated primarily to include the Terminix acquisition, as well as to align all regions on consistent definitions and calculations. In addition the global metric is now a weighted average, based on the headcount of each region, rather than a straight average as it had been previously.

Colleague retention is defined as total colleagues retained in-year as a percentage of average headcount throughout the year. Colleague retention is measured on a rolling 12-month basis.

Find out more
Responsible Business on page **70**

 **Customers:** Delivering outstanding customer service

State of Service

97.8%
+1.9 percentage points

2023		**97.8**
2022		95.9
2021		92.9
2020		89.4
2019		97.2

Defined as total number of service visits performed as a percentage of total number of visits due.

Link to strategy
- We are passionate about delivering excellent service to every customer and keeping our promises to them.
- Excellent service helps us retain customers and build deeper relationships with them.

Commentary on performance
- Group State of Service rose by 1.9 percentage points to 97.8% in 2023 (2022: 95.9%), well ahead of our global target of 95.0%.
- All regions saw an improvement in performance. Asia & MENAT was our highest performing region at 98.5%, up 2.5 percentage points from 2022, closely followed by North America at 98.2%, Europe (incl. LATAM) at 96.8%, and UK and Sub-Saharan Africa at 95.5%. Despite being our lowest performing region at 94.9%, our Pacific region saw an improvement of 2.2 percentage points on 2022.

 **Find out more**
Our approach to customer service on pages **39** and **71**

 **Customers:** Keeping promises to customers

Customer Voice Counts (CVC)

50.8
-0.1 points

2023		**50.8**
2022		50.9
2021		52.1
2020		40.8
2019		46.4

Measured by the implementation of an average Net Promoter Score across all branches, including in-year acquisitions. CVC score represents the net balance of those customers promoting our service, compared with those neutral or not promoting.

CVC scores are based on both telephone and digital survey channels, except for 2019 when only telephone surveys were used.

In 2023 global and regional scores have been weighted based on the portfolio value of the market. Prior year data back to 2020 has also been restated on this basis.

Link to strategy
- Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts. Strong performance on CVC is linked to retention and sales of additional services to customers. Measuring customer satisfaction allows us to identify unhappy customers, reduce customer attrition, and increase revenue, profit, and cash.

Link to remuneration
- Improving CVC is one of the performance conditions of the PSP, which covers over 1,100 colleagues across the Group.

Commentary on performance
- Our CVC score for 2023 was 50.8, a slight decrease of 0.1 points on the prior year (restated) but 1.3 points above our target of 49.5.
- Our category analysis shows that Pest Control is our highest rated category, at 54.9, flat on last year, despite improved performances in Europe, Pacific and UK and Sub-Saharan Africa.
- Initial Hygiene scored 49.3 points this year, an increase of 1.1 points on 2022 (restated). All regions achieved increases on the prior year, except for North America and LATAM.
- This year, our focus is on understanding feedback from CVC to gain insights at global and regional levels to see how customers feel about different aspects of our service.

 **Find out more**
Our approach to customer service on pages **39** and **71**

Key Performance Indicators
continued

 **Customers:** Retaining our customers

Customer retention

82.3%
-0.1 percentage points



2023	**82.3**
2022	82.4
2021	85.4
2020	84.5
2019	86.2

Defined as total portfolio value of customers retained as a percentage of opening portfolio.

2022 figures have been restated to include Terminix.

Link to strategy
- Customer retention is crucial to our long-term success.
- Benefits include: increased purchasing and cross-selling; lower terminations; greater willingness to accept price increases; positive customer recommendations; and a strengthened unique selling point.

Commentary on performance
- Overall customer retention was broadly flat at 82.3% (2022: 82.4% restated to include Terminix).
- In North America, we saw a slight improvement of 0.2 percentage points in customer retention rates against 79.3% in 2022 (restated to include Terminix).
- In Europe (incl. LATAM), customer retention reduced by 0.1 percentage points though remained strong at 88.4%.
- Customer retention for UK and Sub-Saharan Africa increased by 0.3 percentage points to 86.9% and customer reviews of our UK businesses on Trustpilot.com remained at 'world-class' levels, with 90% 5-star reviews from more than 8,000 customers.
- Asia & MENAT customer retention decreased by 2.6 percentage points to 78.7% and in the Pacific region, overall customer retention fell by 2.3 percentage points to 86.5%.

 **Find out more**
Our approach to customer service on pages **39** and **71**

 **Shareholders:** Driving higher revenue

Revenue growth (at AER)

+44.7%

Revenue growth (at CER)

+45.8%



2023	AER	**44.7**
	CER	**45.8**
2022	AER	25.6
	CER	19.4
2021	AER	5.5
	CER	9.5
2020	AER	3.7
	CER	5.1
2019	AER	9.8
	CER	8.5

Link to strategy
- We aim to drive shareholder value through driving higher revenues from our Pest Control and Hygiene & Wellbeing businesses, supported by M&A investment.

Link to remuneration
- Revenue targets are one of the Company's performance elements of the annual bonus, which covers the Executive Directors and managers across the Group and they have an impact on the level of annual bonus achieved.

Commentary on performance
- Statutory Revenue was up 44.7% to £5,375m at AER. Revenue increased 45.8%, reflecting the benefit of M&A, including Terminix, and good Organic Revenue Growth of 4.9%, supported by strong performances in Europe, Asia & MENAT, Pacific, UK, and LATAM.
  - In North America, Organic Revenue Growth was 3.1%, with growth of 3.5% in Pest Control services, due to lower sales lead generation and conversion in a softer consumer market in the second half of the year.
  - Organic Revenue was up 9.2% in Europe, the Group's second largest region.
  - Good broad-based Organic Revenue Growth across all business categories: 4.5% in Pest Control; 4.8% in Hygiene and Wellbeing; and 13.2% in France Workwear.

 **Find out more**
Financial Review on pages **57** to **62**

 Shareholders: Achieving greater profitability

Adjusted Operating Profit growth (at AER)

+57.1%

Adjusted Operating Profit growth (at CER)

+57.0%



Year		Value
2023	AER	57.1
	CER	57.0
2022	AER	29.4
	CER	23.3
2021	AER	15.0
	CER	19.6
2020	AER	5.1
	CER	6.9
2019	AER	11.0
	CER	10.1

Link to strategy

- Our objective is to deliver sustainable profit growth by growing Group revenues.

Link to remuneration

- Profit targets are one of the Company's performance elements of the annual bonus, which covers the Executive Directors and managers across the Group and impacts the level of annual bonus achieved.

Commentary on performance

- Adjusted Operating Profit increased by 57.0% to £897m at CER. Adjusted Operating Profit up 57.1% to £898m at AER. Statutory Operating Profit up 96.9% to £625m at AER.

  – Group Adjusted Operating Margin up 120bps to 16.6%. Full-year margin expansion in Pest Control and France Workwear, with Hygiene & Wellbeing margin in the second half of the year above 19.0%, as expected.

  – North America Adjusted Operating Margin up 160bps to 18.7%, underpinned by the delivery of Terminix synergies.

  – Sustained strong price progression across all regions, accompanied by good customer retention.

📄 Find out more
Financial Review on pages **57** to **62**

 Shareholders: Delivering sustainable Free Cash Flow

Cash conversion

193.4%



Year	Value
2023	193.4
2022	258.6
2021	214.1
2020	294.6
2019	163.0

Adjusted Free Cash Flow Conversion (at AER)

89.4%



Year	Value
2023	89.4
2022	91.8
2021	108.3
2020	121.4
2019	94.2

Free Cash Flow growth (at AER)

33.7%

Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment, and intangible assets, and dividends received from associates.

An explanation of the reconciliation of the Adjusted Free Cash Flow Conversion can be found on page 67.

Link to strategy

- We are a highly cash-generative business and, after dividend and interest payments have been made, we reinvest our cash into the business for future growth through people, technology, and M&A.

Link to remuneration

- Free Cash Flow is a gateway target for the annual bonus, which covers the Executive Directors and managers across the Group. Failure to meet this target results in no bonus being payable regardless of how well the Company performs against revenue and profit targets.

Commentary on performance

- The new cash conversion metric reflects statutory 'net cash flow from operating activities' expressed as a percentage of 'profit after tax' as a measure of overall conversion of profits into cash.

- Adjusted free cash flow conversion of 89.4% (2022: 91.8%) is ahead of guidance for the sixth consecutive year. 2023 is broadly in line with 2022 and they represent a more normal years after the clear down of receivables from the COVID-19 disinfection revenues in 2021. 2023 cash conversion also includes a full year of settlements against warranty termite claims.

- The cash performance reflects delivery of a full year of Terminix trading, including $69m of synergies, tight management of working capital and capital expenditure permitting M&A spend of £242m in the year, dividends of c.201m (2022: £122m) and the cash impact of integration activities of c.£107m. These resulted overall in a small decrease in cash and cash equivalents of c£40m. Net Debt fell by c.£133m as a result of the above cashflows and c.£169m of FX benefit, leaving Net Debt to EBITDA ratio at 2.8x (2022: 4.6x).

📄 Find out more
Financial Review on pages **57** to **62**



Strategic Priority

Create value through product and service innovations and digital applications

UK

Creating value through best-in-class, differentiated innovation

Innovation is the lifeblood of what we do at Rentokil Initial and it all starts and ends with serving our customers in the most efficient, environmentally responsible way.

It is about finding better ways to solve existing problems while also anticipating and solving emerging challenges and, as yet, unknown issues.

We are proud to have an industry-leading track record of delivering best-in-class, differentiated innovation.

100%
of innovation pipeline
is sustainable, non-toxic
or digital

4
innovation centres
(three in UK and one in US)

75+
pipeline of innovation
investment projects

Innovation is always guided by reviewing and researching what is scientifically and technically possible, balanced with the needs of our customers. Our commercial customers and residential consumers are seeking more sustainable practices and solutions. For our commercial service providers, this is also important, to help them deliver on their own environmental and sustainability goals. At Rentokil Initial, we leverage our deep customer relationships across the globe, to better understand customer needs ahead of time, allowing us to target our innovation in the right areas.

We have four global innovation centres, including our latest North America centre in Dallas, which will be focused on residential services including termites, vector control, and fumigation. These centres are dedicated to researching pest behaviour and hygiene consumer needs, and translating that research into cutting-edge, breakthrough technical solutions. The key to our success is our people – industry-leading scientists, engineers, field biologists, and technicians – who live and breathe innovation in everything they do.

The process of innovation is separated into two parts within Rentokil Initial: we have dedicated disruptive innovation teams (focused on solving new problems in unprecedented ways) as well as core optimisation teams (focused on finding more efficient, effective, and sustainable ways to deliver the market-leading service our customers recognise). At any one time we can have over 75 projects in our innovation pipeline, with projects taking just a few months to more than three years from inception to market launch, depending on the complexity of the challenge we are aiming to solve.

Disruptive innovation

All the innovation Rentokil Initial undertakes must deliver on our key metrics of organic growth, sustainability, and meaningful competitive differentiation.

We ensure this happens by scoring hundreds of potential blue sky opportunities (with ideas being submitted from both within and from outside of the business, from academia to end users) based on Return on Investment potential, strategic importance, and complexity

and selecting the most impactful ideas. We then consider our detailed customer requirements and create a clear technical brief which we develop against. All projects are evaluated for performance, efficacy, and durability through rigorous testing, both in a laboratory, and in the field, to ensure our products and services will deliver to the highest standards.

Lumnia and EcoCatch are great examples of this – you can read more about these on page 43.

Core optimisation

In addition to innovating new products, our teams also look at how to make existing products more efficient, effective, and sustainable. The team measures products against the highest standards, balancing performance and efficacy targets with meaningful sustainability goals.

BirdAlert and RADAR X are great examples of this – you can read more about these on page 43.

Market Trends and Opportunities

We operate globally across the attractive, largely non-cyclical growth markets of pest control and hygiene and wellbeing, with positive growth drivers and opportunities for sustained growth over the medium to longer term.

Global market opportunity

The global pest control market is a strong, growing and attractive, largely non-cyclical market valued at c.$26 billion. The global market is expected to continue to enjoy strong organic growth rates of c.5–6% annually to reach an estimated market size of c.$33bn in 2028.

The hygiene and wellbeing markets are highly fragmented with strong underlying growth drivers globally. We estimate the global market size for washroom services to be c.$55 billion, forecasted to grow by a compound annual growth rate (CAGR) of c.4–5% through to 2028.

Pest control global market worth[1]

c.$**26**bn

per annum and is expected to continue to grow at c.5–6% annually to reach c.$33bn by 2028.

Addressable market and growth %

2023	2028



c.5% to 2028

US pest control market is the largest market globally, expected to grow by a CAGR of c.5% to 2028, driven by strong commercial sales and its role as an essential service supporting 'licence to operate' businesses.

c.6% to 2028

ROW has a CAGR of c.6% to 2028, driven by higher growth in Emerging markets and Cities of the Future.

Hygiene and wellbeing – global washroom services market worth[2]

c.$**55**bn

per annum and is expected to continue to grow at c.4–5% annually.

Addressable market and growth %

2023



Key segments

- Education
- Leisure and hospitality
- Healthcare
- Offices
- Manufacturing
- Retail

Our core Pest Control and Hygiene & Wellbeing businesses have historically enjoyed strong growth rates, driven by our global strategy execution, organic growth and through our well-executed M&A programme.



Pest Control revenue (£m) 2015–2023

9 year CAGR

21.0%

Hygiene & Wellbeing revenue (£m) 2015–2023

9 year CAGR

6.5%

1. Market data sources: Allied Markets (Global), The Strategic Analysis of the US Structural Pest Control Industry, Speciality Consultants LLC, Quince Market Insights and Company internal revenue data.
2. Market data sources: Rentokil Initial internal analysis and independent research reports.

Pest control market drivers

Pest control is a largely non-discretionary and essential service protecting public health, and demand for the service is driven by multiple macro drivers, creating a resilient market globally. These drivers include: globalisation, population growth and urbanisation, climate change, increased regulation, as well as increasing business and consumer intolerance to pest issues. The drivers are aided by advancing technology across the market, where Rentokil is a leader in innovation and digital adoption.

Impact for Pest Control

- Extended pest-breeding seasons and lifecycles
- Translocation of pests into new geographies
- Urbanisation creates higher pest demands
- Regulatory pressures will limit over-the-counter solutions and increase products requiring licensed applicators
- Increased efforts in the food supply chain to prevent food loss
- Consumers could move from preventative services to more reactive pest control

 ### Population growth and urbanisation

The global population is growing by 1.1% per annum (c.80 million), primarily in Sub-Saharan Africa, South Asia, and MENAT. City populations are on the rise – 68% of the population will live in cities by 2050, up from 55% in 2021. This higher concentration of people in cities leads to a higher volumes of pest-related activity.

 ### Climate change

Extreme weather conditions are becoming the norm, with droughts and flooding bringing different pest challenges. Deaths related to malaria are on the rise, a direct impact of rising temperatures. Climate change also impacts on pest behaviour, distribution lifecycle, and pesticide resistance.

 ### Regulation increasing

The pest control industry is facing evolving regulations, particularly regarding the use of certain pesticides and chemicals, making compliance and adapting to changing standards a challenge.

 ### Sustainability

Gen Z amongst others are demanding sustainable solutions, driving the move away from rodenticides to environmentally friendly, non-toxic, and less harmful chemicals. The demand can be met by the promotion of integrated pest management practices that emphasise prevention and reduced chemical usage.

 ### Rise of pests and vector borne diseases

The global rat population is set to increase to seven billion alongside increasing customer demand for non-toxic solutions. There are over 50 termite species in the US which cause c.$2bn p.a. in subterranean damage. Four billion people in over 125 countries are at risk of contracting dengue fever, which could double by the end of the century.

 ### Standards increasing

US Food Safety Modernization Act – most significant pest control legislation in over 70 years – focuses on the prevention of disease outbreaks. Regulatory pressures and legislation are increasing the role for innovation.

 ### Increasing pest intolerance

Pest infestations cost global businesses c.£5.8bn each year with some species becoming resistant. 29% of Americans have experienced a rodent pest issue at some point; and 35% in the Northeast of the US.

 ### Low residential penetration

There is an unserved market for residential and termite pest care prevention in the US of c.$48bn, with only c.$7bn being served currently.

Hygiene and wellbeing market drivers

Since the start of the global pandemic in 2020, we have seen elevated standards for health and hygiene, particularly in the workplace.

Industry commentators and our experience to date suggests this heightened focus on hygiene will be a long-term change that will create ongoing market opportunities from which our business can benefit. This structural shift and opportunities from compelling growth drivers give us confidence in delivering our organic growth targets for Hygiene & Wellbeing of 4.0-6.0% over the medium term.

 ### Rise of millennial population

The millennial generation is highly focused on health and wellbeing and vocal about its importance, with increased spend across all wellbeing categories.

 ### Sustainability

Customer demand for enhanced hygiene solutions has also created a related requirement to ensure that all solutions are delivered in the most sustainable way possible.

 ### Air hygiene

Increased sensitivities around air filtering, air purification, and air quality monitoring, driven by stricter regulations and standards, are presenting significant new opportunities for air hygiene.

 ### Surface hygiene

The pandemic led to an explosion of sensitivity around microbe transmission points and surfaces being carriers of risk. The resultant shift to significantly enhanced cleaning regimes and protocols has largely remained in place following the COVID-19 pandemic.

 ### Hand hygiene

Good hand hygiene is one of the most basic yet powerful ways in which individuals can protect themselves from infection as shown during the COVID-19 pandemic. The resulting focus on hand hygiene has, to a large extent, remained a feature of everyday life.

 ### Brand trust and expertise

Customers now seek greater reassurance than ever from service providers, with brand trust being paramount in their choice criteria.

Global market position

Pest control



Market position

The pest control market is highly fragmented, with strong growth drivers across all regions (see page 29). The market accounts for c.80% of Rentokil Initial's global revenue and c.81% of operating profit. Rentokil operates across 89 countries and is a leading global operator, enjoying a No.1 position in the majority of countries. Rentokil is the largest pest control provider in the US market, where 40% of the market is served by three companies. The remainder of the market is highly fragmented, with 40% made up of larger private companies and 20% made up of thousands of small private companies. The market is split between residential, termite, and commercial customers.

Competition

Rentokil competes in the highly fragmented termites, residential, and commercial pest management markets. Key international competitors of Rentokil include Rollins, Orkin, Ecolab, and Anticimex.

Over the past 12 months there has been further M&A activity across the sector. Major players and increasingly private equity are targeting acquisitions in Growth and Emerging markets.

In addition, new technology solutions and increased digital marketing are driving inbound leads for national and smaller independent operators.

📄 Find out more on pages **40** to **47**

Hygiene and wellbeing



Market position

Our Hygiene & Wellbeing businesses operate in an attractive industry offering strong growth opportunities. Like Pest Control, Hygiene & Wellbeing is an essential, non-discretionary business and its medium-term opportunities are enhanced by rising demand for global hygiene services. It is difficult to estimate the total market size for hygiene and wellbeing as the services and products in this market are highly fragmented.

The Initial Hygiene brand is a leader in global core hygiene services – operating in 61 countries and in No.1 position in over a third of countries, and leading positions in the rest of its regional markets. Our Enhanced Environments business operates in 18 countries and has leading positions in a number of its markets.

Competition

The market is highly fragmented and there are many routes to satisfy washroom hygiene needs, with competitors providing a wide range of supply solutions. Regional, full-service companies provide service solutions, either direct or via cleaning companies/facility management, differentiating on services, products, and coverage.

In several markets, washroom requirements can be met by facilities management or cleaning companies directly. In-country competitors to Initial Hygiene include: PHS Group Inc. (based in the UK), Elis (based in France), CWS (based in Germany), Citron Hygiene Canada Limited (based in Canada), and Ecolab Inc. (based in the US) in hygiene services; and Kimberly-Clark Corporation (based in the US) in hygiene consumables and products.

📄 Find out more on pages **50** to **53**

Addressing the global market opportunity through our strategic priorities

The opportunities across the pest control and hygiene and wellbeing markets are driven by underlying macroeconomic, climate, and geographic factors, which in turn are driving organic growth rates across our regions. Executing our strategic priorities helps us to capture these opportunities and our leadership in innovation and digital continues to ensure that we differentiate our brands and support our customers' needs in the changing social, economic, and regulatory environment.

	Trend	How we are responding
Growing population	Global population changes provide additional demand for our service, particularly across the residential and hotels, restaurants and catering (HORECA) sectors. The global population is growing by 80m people each year and is forecast to reach 9.1bn by 2050, creating further demand from pest proximity. Higher growth rates persist in parts of Asia and Africa. The US population is projected to rise from c.325m to c.400m by 2060.	We are expanding our geographic presence across pest control, hygiene and wellbeing through our targeted M&A programme, with a particular focus on cities in Growth and Emerging markets. Our acquisition of Terminix in 2022 has given us wider and deeper footprint across North America, where our branch integration will ensure we are optimised to serve the shifting population in the world's largest pest control market.
Urbanisation	An increasing proportion of the world's population is residing in urban areas, leading to the growth and expansion of cities. By 2050, 68% of the global population will live in urban areas (versus 55% in 2021), where hygiene and sanitation issues are most prevalent. Rapid urbanisation is currently more pronounced in developing regions, particularly in Asia and Africa.	We have a fundamental understanding of route density, which has helped us consolidate our leadership position in our existing global markets and improve margins. We are serving 98 of the world's largest cities by GDP and our M&A programme which extends from North America to the rest of the world is actively seeking to build local density in the c.1,000 cities we are already in.
Rising middle classes	The rise of the middle classes has been a significant global trend, particularly in developing and emerging economies. An additional 160 million people join the middle classes every year, with increasing hygiene and living standard expectations and a growing health consciousness afforded by higher disposable income.	We are well positioned to benefit from the rising middle classes through our global geographic presence and our diversified product offering. Our presence in 98 of the largest cities of the world by GDP ensures we are already serving this growing demographic, alongside the development of premium washroom product ranges targeting higher value customer segments.
Climate change	Climate change has profound implications for human health, influencing the prevalence, distribution, and dynamics of various diseases. By 2050, climate change is expected to cause approximately 250,000 deaths each year from malnutrition, malaria and other diseases. Between 2021 and 2050, annual US average temperatures are expected to rise, creating increased pest threats. Consumers and customers are also responding to climate change by demanding sustainable solutions to reduce the impact on the environment and their own emission targets.	Increasingly, our innovations have a clear and demonstrable benefit for the planet, not just our business. They are developed with sustainability firmly in mind and we seek to ensure that their environmental impact is beneficial in relation to existing products and services in the marketplace. Our ambition to find more sustainable alternatives forms part of our pathway to net zero carbon emissions by 2040. Read more about our approach to Responsible Business on pages 68 to 82.
Increasing standards and consumer expectations	Increased regulatory pressures, particularly in food safety, to reduce the spread of diseases are increasing the role for innovation. Since the start of the global COVID-19 pandemic we have seen elevated standards for health and hygiene, particularly in the workplace, with rising demands from consumers and customers for higher standards of hygiene creating ongoing market opportunities.	Rentokil Initial has been an innovator in the industry, with a steady release of new products and services. These include first-of-its-kind products like the energy-efficient Lumnia insect light trap and our pioneering Connect suite of solutions. The successful development and deployment of our innovations and digital applications strongly differentiates us in the market. It gives us solutions to offer our customers and is the lifeblood of future growth for the business.



Strategic Priority
Drive M&A

Pacific

M&A execution, entering new markets such as rural pest control in New Zealand

We have recently made four investments into an exciting new area for Rentokil Initial – rural, (non-urban) pest control to support the New Zealand government's significant investment into its Predator Free 2050 campaign.

Predator Free 2050 is a national goal to rid New Zealand of the most damaging introduced predators that impact on the environment. Pest species such as possums, rodents and stoats threaten native wildlife in New Zealand and have already caused several critical species' extinctions.

The programme encompasses large-scale pest control projects, on private and public estates, engaging respectfully with affected communities, and building strong local knowledge and lasting relationships for environmental and ecological protection. The Central Government is providing significant investment to restore the environment, and it's estimated that up to a quarter of the investment will be used for pest eradication and management.

We have acquired four new business in the last two years (in 2022 we acquired EcoFX in the North Island and Vector Free Marlborough in the Upper South Island, while in 2023 we acquired High Country Contracting in the Lower South Island and Feracon in the North Island). These acquisitions have added rural pest management capability to our existing urban pest management expertise.

Scan me to find out more







Feracon

EcoFX

Vector Free Marlborough

High Country Contracting

Our overall M&A programme

We continue to deliver revenue and profit ahead of our returns criteria. During 2023, we spent c.£261m on acquisitions, with acquired annualised revenues of c.£106m, with 34 deals in Pest Control and seven deals in Hygiene and Wellbeing. With a very strong M&A pipeline, we are targeting spend of c.£250m in 2024.

Our Regional Review
Driving growth across our global business

Our focus is on delivering scale and advantage across our five global regions, relentlessly seeking opportunities to build scale in new countries and regions, to consolidate our positions in existing markets, and to expand our Cities of the Future programme in Growth and Emerging markets.

Segmental reporting

Rentokil Initial operates regionally and reports performance across our five global regions: North America, Europe (including LATAM), UK & Sub-Saharan Africa (including Ireland & Baltics), Asia & MENAT, and Pacific. Our products and services are segmented into three business categories: Pest Control, Hygiene & Wellbeing, and France Workwear.

Across our businesses and country operations we deploy our centrally designed innovation and technology products, services, and solutions to drive profitable, sustainable growth.

North America

Europe (incl. Latin America)

UK & Sub-Saharan Africa

Asia & MENAT

Pacific



Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates.

North America

	2023 AER £m	AER Growth	2023 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection
Revenue	3,306	78.7%	3,314	79.2%	3.1%	3.0%
Operating Profit	489	158.4%	490	159.0%		
Adjusted Operating Profit	617	95.5%	618	95.9%		
Adjusted Operating Margin	18.7%	1.6%	18.7%	1.6%		



In North America, Revenue was up 79.2%, benefiting from a full year of the Terminix acquisition. Regional Organic Revenue grew 3.1%, achieved alongside the full programme of the Terminix integration. Organic Revenue growth in Pest Control Services for our commercial, residential, and termite customers was below our expectations at 3.5%, owing to lower new business lead generation in a softer consumer market in H2. The Pest Control category as a whole, which includes the Products Distribution and Lake Management businesses, recorded Organic Revenue growth of 3.1%. Weaker Q3 2023 growth in North America continued into the low season of Q4 at 1.2%, however Q1 2024 is expected to be c.2%. The company has conducted an in-depth review to fully examine the drivers of the underperformance and formulate a strategy to reinvigorate growth, resulting in **THE RIGHT WAY 2** plan detailed below.

Adjusted Operating Profit growth of 95.9% to £618m reflects the combined impact from higher revenues and the Terminix acquisition. Statutory Operating Profit was up 158.4% to £489m at AER. Strong price realisation across all channels has successfully offset expected inflationary pressures. Adjusted Operating Margins in North America were up 160bps year-on-year to 18.7%.

The full-year impact of lower Terminix margins reduced the overall North America margin by 70bps. However, Terminix synergies delivered a benefit of 140bps, while trading improvements, including density from growth and prudent cost management, contributed 90bps of margin.

Total North America colleague retention, including Terminix, increased to 75.2% (FY 22: 70.1%), driven by improvement in retention of technician roles. Sales colleague retention was flat. Terminix colleague retention has seen continued improvement, up to 69.7% (FY 22: 64.0%). Since the close of the deal in October 2022, colleague retention at Terminix has increased by 8.1ppts. The Group continued to make investments in being an Employer of Choice, and we are seeing ongoing success with our recruiting, onboarding, and training initiatives. Despite price increases, total customer retention in North America slightly increased to 79.5% (FY 22: 79.3%) and included an improvement at Terminix. Customer satisfaction was also positive, with an excellent Terminix Net Promoter Score of 64.9, up 1.5 on the prior year.

Notwithstanding the considerable focus required to complete the Terminix transaction, our North American bolt- on M&A programme

continued apace, with the purchase of 13 businesses with combined annualised revenues of around c.£46m in the year prior to purchase. This included the acquisition in the second half of the year of Action Pest Control, a large Midwest provider. As we integrate Terminix, we will continue to selectively pursue high-quality M&A assets in the North America region.

In the year, there was further good progress on legacy termite warranty claim volumes, with significantly fewer filed warranty claims. Total filed warranty claims reduced by 14% on the prior year and by 44% since 2019. Open warranty claims further reduced by 29% on the prior year and by 65% since 2019. Total filed warranty claims in the Formosan termite-heavy Mobile Bay reduced by 48% on the prior year and by 80% since 2019. Largely as a result of our plan to accelerate the resolution of legacy claims, particularly focused on complex litigated long-standing cases, and a shift in the mix of claim resolutions, the blended average settled cost per claim, including inflationary impacts, was up c.32%. Going forward, we have also successfully introduced a termite residential sales warranty cap for the lifetime of the agreement of $250,000 for new customers with qualifying homes.

Organic Growth in H2 2023

An in-depth review was conducted into the reasons for the slowdown in regional organic growth experienced in the second half of 2023.

We have confirmed that service technician retention was further significantly improved and customer retention remained resilient throughout the period. The pricing strategy also continued to be effective, with cost input inflation recovered, as expected.

Organic growth is generated from both existing and new customers. Trends in upselling to the existing customer base didn't see a material change from prior trends. Notwithstanding this, we believe technician leads represent an important growth opportunity in the US with the potential for sizeable upside in the medium term. This is based on evidence of the Group's success in other markets. For example, in 2023, c.88% of UK pest control technicians participated in submitting leads with a c.32% close rate. This compared to a US participation rate of c.50% and estimated c.20% close rate. Our 'Trusted Advisor' programme (empowering technician leads and sales) already underway in Terminix will be rolled out across Rentokil US branches.

The main challenge to new business growth in the second half of the year was lower acquisition of new residential, termite and SME customers. The largest adverse change was observed in inbound sales leads and sales enquiries from prospective customers to our call centres and websites. In H2, in-bound sales leads were down 2-3% in the region. We estimate that the US pest control market grew at approximately 4% in 2023, reflecting lower growth in the residential, termite and SME sectors, particularly in H2. This is about 1% lower than the recent historical average. Nevertheless, we recognise that the business was not sufficiently effective in attracting and closing sales leads. In 2023, integration planning focused attention on organisational change. Our marketing and sales leadership underwent considerable change, which in part affected our marketing performance to generate leads and convert sales (close rate in H2 was flat with prior year). Increased digital marketing spend by the competition and flat sales colleague retention (c.60% in Terminix and c.77% in Rentokil) compounded the overall impact. There was also a slightly disruptive influence felt from branch closures and pilots.

THE RIGHT WAY 2 plan

We have taken action to strengthen the North America management team and fully resource the senior marketing and sales teams ahead of the 2024 pest season. In addition to Brad Paulsen, recently appointed to the position of North America CEO, we have in place new and experienced leadership for Residential Marketing, Digital Marketing, and Sales. We've also seconded our UK Operations Director to North America to take charge of technician sales leads.

Following the review of H2, the team has now defined **THE RIGHT WAY 2** plan to reinvigorate organic growth in North America. The core components of this plan are:

- **Driving further improvement in frontline colleague retention and productivity, in particular in sales to improve sales conversion.** Our Employer of Choice programme will focus on enhanced talent acquisition and onboarding, additional investment in training, and seasonal sales incentive programmes.

- **Investing in a brand strategy to reinforce awareness.** This includes additional investment in the Terminix brand to build on its industry-leading awareness (#1 best known brand in US pest control according to a 2023 Google Brand Arc Study) and build preference with our target segments. We'll also continue to build the equity of the Rentokil brand to support business growth in the National and Strategic accounts space.

- **Adding capabilities and resources in marketing to refine our focus and build our marketing excellence.** In addition to the new regional marketing and sales leadership, the North America business will benefit from increased investment for growth of c.$25m towards people, sales leads, digital channels, and other brand and marketing activities. New marketing agency partnerships are now in place and our first multi-channel brand marketing campaign will be launched in Spring 2024.

- **Strengthening sales effectiveness to target increased sales colleague retention**, particularly in the 0-12 months service category. Over time we will introduce new data, tools and technologies in order to improve timing from sales lead to inspection and quote.

- **Enhancing our approach to pricing discipline to continue to offset inflation.** Sales and marketing initiatives will be accompanied by continued strong pricing discipline for both new and existing customers. Our pricing practices will be enhanced with third-party tools and data to deliver market and segment-specific value to customers. This includes the viability testing of new AI-backed capabilities. We will also optimise bundling, promotions and discounting programmes through consistent market-level pricing tests.





- **Improving customer satisfaction and retention to take it to par with the average elsewhere in the Group over time.** We are dedicated to delivering a consistently positive customer experience including through investment in our digital platforms, in technician training and in our contract renewal processes.

- **Increasing technician sales leads to expand revenue from existing customers.** Through execution of the Trusted Advisor Programme, we're focused on driving up the volume, value, and conversion rate of technician leads towards the UK benchmark over time. In 2024 the Trusted Advisor programme will be rolled out to Rentokil technicians.

Rentokil Initial has a proven long-term track record of operating very successfully through economic cycles. We are confident the team has the skills, know-how and insights to get growth back on track.

13

acquisitions in North America with annualised revenues of c.£46m

Our Regional Review
continued

Europe (incl. LATAM)

	2023 AER £m	AER Growth	2023 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection
Revenue	1,081	14.9%	1,078	14.6%	9.2%	8.3%
Operating Profit	182	15.6%	161	2.2%		
Adjusted Operating Profit	215	14.9%	210	12.5%		
Adjusted Operating Margin	19.9%	0.0%	19.5%	-0.4%		

The region has enjoyed strong performance in 2023. Topline momentum in the first half of the year carried into the second half, driven by both effective price increases and resilience in overall demand. Revenue grew by 14.6% in the year to £1,078m (9.2% Organic). Revenue growth in Pest Control was 21.8%, with a strong contribution from key markets including France, Benelux, and Germany. Hygiene & Wellbeing grew Revenue by 5.8% in the period, driven by broad-based strength across the region and continued momentum in the core washrooms business. Ambius, part of the Enhanced Environments business, sustained a good performance through the year. As anticipated, there was an improvement in Specialist Hygiene and Dental in the second half of the year, after a period of post-COVID-19 disruption.

France Workwear Revenue was up 13.2%. Strong new business sales performance was reflected in its contribution, which was also supported by robust pricing.

Adjusted Operating Profit in the region grew by 12.5% to £210m. Statutory Operating Profit was up 15.6% to £182m at AER. In Europe, as expected, short-term H1 margin pressure from increased M&A activity reversed in H2. The H1 headwind plus continued hyperinflation in Argentina in the aggregate resulted in full-year Adjusted Operating Margin down slightly by 40bps to 19.5%. While inflationary pressures have persisted throughout the period, in Europe and most of LATAM we have been successful at protecting margins with pass-through pricing. Customer retention has remained strong at 88.4% (FY 22: 88.5%).



A focus on sales retention, including recruitment, onboarding and early days retention led to excellent colleague retention rates of 90.4% (FY 22: 89.1%), with the business recording some of its best months on record in the second half of the year.

In Europe and LATAM, 11 business acquisitions (five in Europe and six in LATAM) were completed in total with annualised revenues of c.£12m in the year prior to purchase.

11
acquisitions completed in Europe and LATAM with annualised revenues of c.£12m

UK & Sub-Saharan Africa

	2023 AER £m	AER Growth	2023 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection
Revenue	390	6.6%	394	7.9%	3.5%	3.4%
Operating Profit	84	-6.6%	85	-5.5%		
Adjusted Operating Profit	94	-1.7%	95	-0.5%		
Adjusted Operating Margin	24.1%	-2.0%	24.1%	-2.0%		

The region delivered a good trading performance against a challenging macro backdrop and strong prior year comparators, especially in the first half of the year. Performance in the mature UK market was supported by strong service innovation and a record performance from technician sales leads. Revenue for the region overall increased by 7.9% (3.5% Organic). Pest Control grew by 8.0%. Hygiene & Wellbeing increased by 7.7%, lapping COVID-19-boosted comparators in the medical waste business. There was a positive contribution from the recently acquired Urban Planters business, which supplies plants to retail properties, offices, and restaurants. This was accompanied by an improved performance year-on-year in the UK Property Care business despite the cooler property market.

Regional Adjusted Operating Profit decreased by 0.5% to £95m. Statutory Operating Profit was down 6.6% to £84m at AER. Adjusted Operating Margins decreased by 200bps to 24.1%. As previously stated, margin performance in the first half of the year was dampened by the anticipated reduction in COVID-19 disinfection and related services, such as needle and PPE disposal, and the non-repeat of UK COVID-19 credit note releases. However, these factors substantially fell away in H2. Cash performance has been strong in the year with debtor days finishing the year ahead of pre-COVID-19 levels. Inflationary pressures have been significant, but the region's long-established pricing and margin management systems, process, and controls have delivered a price performance that mitigates these cost increases.



These price increases have been delivered alongside a further improved customer retention rate of 86.9% (FY 22: 86.6%) and world class customer experience scores. Colleague retention for the full year was up strongly to 83.3% (FY 22: 77.9%).

In the UK & Sub-Saharan Africa two business acquisitions, both in the Hygiene & Wellbeing category, were completed with annualised revenues of c.£18m in the year prior to purchase.

2
acquisitions completed in UK and Sub-Saharan Africa with annualised revenues of c.£18m

Asia & MENAT

	2023 AER £m	AER Growth	2023 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection
Revenue	339	5.6%	357	11.2%	10.2%	7.1%
Operating Profit	33	40.3%	34	44.4%		
Adjusted Operating Profit	45	0.3%	47	4.0%		
Adjusted Operating Margin	13.3%	-0.8%	13.1%	-1.0%		

The region delivered a good 2023 performance. Revenue rose by 11.2%, of which 10.2% was Organic, underpinned by contractual activity. Pricing was complemented with volume growth, as markets overall remained structurally supportive. The performance was led by the region's largest markets: India, Indonesia, Malaysia, and Singapore. Hong Kong continued to be challenged by a subdued economic environment, however there was a more positive contribution from China.

Adjusted Operating Profit in Asia increased 4.0% to £47m and Adjusted Operating Margin was down 100bps to 13.1%, lapping stronger COVID-19 disinfection revenues. Operating Profit was up 40.3% to £33m at AER. Customer retention was 78.7% (FY 22: 81.3%). Regional operations have benefited from an increased colleague retention rate of 92.0% (FY 22: 86.1%), while the average time to fill vacancies has remained stable year on year. The region acquired seven businesses with total annualised revenues in the year prior to purchase of c.£8m.



7
acquisitions in the Asia & MENAT region with annualised revenues of c.£8m

Pacific

	2023 AER £m	AER Growth	2023 CER £m	CER Growth	Organic Growth excl. Disinfection	Organic Growth incl. Disinfection
Revenue	249	10.0%	261	15.0%	6.8%	6.8%
Operating Profit	47	19.5%	49	24.9%		
Adjusted Operating Profit	55	14.6%	57	19.8%		
Adjusted Operating Margin	21.7%	0.9%	21.7%	0.9%		

The Pacific region delivered an excellent full year performance. Revenue increased by 15.0% to £261m. Organic Revenue grew 6.8% as pricing was complemented with volume growth. Pest Control delivered 25.2% Revenue growth, with notable strength in commercial services. Good sales and customer retention were also evident in the Hygiene & Wellbeing business, where Revenue growth was 6.4%. The region saw good demand for Ambius services.

Adjusted Operating Profit in the Pacific grew strongly by 19.8% to £57m and Adjusted Operating Margins rose by 90bps to 21.7%, with year-on-year improvement across both Pest Control and Hygiene & Wellbeing categories, supported by effective mitigation of cost inflation. Operating Profit was up 19.5% to £47m at AER. The customer retention rate remained strong at 86.5% (FY 22: 88.8%). Colleague retention in the region has significantly improved to 77.5% (FY 22: 72.9%), despite continued tight labour markets. The region acquired eight businesses with total annualised revenues in the year prior to purchase of c.£22m.



8
acquisitions in the Pacific region with annualised revenues of c.£22m



Strategic Priority
**Drive Organic Revenue Growth
in Pest Control**

Europe

Success in driving Organic Revenue Growth in Pest Control in Europe, through an enhanced customer experience

In recent years our European business has been focusing heavily on becoming more customer-centric. This started with a vision for how the future would be: to provide an experience that every customer enjoys, and every colleague is proud to deliver every time.

+5

increase in Net
Promoter Score in
Europe

>80%

colleague satisfaction
with training

The first step was to create a five-point strategy of what the business wanted to achieve: a customer experience culture; a recognised customer experience function; simple customer experience processes; a proactive customer experience; and all of that underpinned by technology.

We also invested in a transformation programme, led by experts and working in close partnership with colleagues from all European markets and Group functions.

In 2023, this led to: more than 20 hours' training delivered to around 200 customer care colleagues across Europe; increasing the number of markets with Genesys (a platform for improving the handling of customer communications) to nine; piloting a new customer management system, 1View, in Portugal; implementing customer satisfaction surveys in Spain and Switzerland; and, in Belgium, piloting new ways of coaching colleagues on how to best handle customer calls.

The impact has already been profound: Customer Voice Counts in Europe has increased by around five Net Promoter Score points and colleague satisfaction with training has typically exceeded 80%.

Genesys is helping the teams manage customer contact better than before and, in Austria and Switzerland alone, customers abandoning calls because they weren't answered promptly reduced by over 50%. Furthermore, 1View is already helping colleagues in Portugal solve customer problems 25% faster than before and at half the cost.

More training and platform deployments are going to follow in the coming years, creating a customer experience that all colleagues in Europe can be proud to deliver every time.

Pest Control

What we do

We are the world's leading pest control company and the leading operator in North America, with operations across 89 countries and 98 of the world's 100 largest cities by GDP. We occupy an unrivalled global position in a resilient and non-cyclical industry characterised by strong long-term structural growth drivers.

Trading under the Rentokil and Terminix brands, our Pest Control specialists protect people, enhance lives, and preserve the planet by providing route-based pest control solutions across commercial, residential, and termite sectors through the use of connected, digitally enabled, energy-efficient, and non-toxic sustainable pest control services. Using both preventative and responsive strategies, we enhance protection for our customers through holistic, integrated, and connected pest management programmes.



Our leadership credentials

Powerful pest control brands
– a leading commercial brand in the world, largest US residential and termite brand

Strong Employer of Choice programme
– providing outstanding technical training, building expertise and careers

Sector leaders
– leaders in commercial, residential, and termite sectors globally

Leaders in digital
– connected devices, data, AI, customer portal, and customer apps

Unmatched capabilities in innovation
– four global R&D, Science & Innovation Centres with strong pipeline of tools and expertise

Experts in route density
– operate in 98 of the world's 100 largest cities by GDP

Disciplined and proven M&A capability
– 333 Pest Control acquisitions since 2014







Our customers

We operate across distinct customer segments and a broad range of industries.

Customers increasingly are making purchasing decisions based on brand trust, differentiated expert service delivery (including innovation), sustainable solutions, and an increasing desire for digital customer engagement solutions. These are all areas in which Rentokil Initial will continue to focus and invest.

Commercial
The largest segment, accounting for c.50% of the Global pest control market. Key sectors include food and beverage processing, hospitality, facilities management, offices and administrative, and logistics and warehousing.

Residential
Representing c.33% of the Global market, and the largest segment of the US market.

Termites
Accounts for c.17% of the Global market, and 21% of the market is in the US alone, where Rentokil is the largest supplier.

We have a high degree of recurring revenue across Pest Control. Within the Commercial sector, customers mainly contract on an annual basis, with PestConnect customers contracting on a three-year basis. Our residential and termite customers contract on a per visit/incident basis, with most regions introducing an increase in prices in line with inflation during the year.

Our performance in 2023

Revenue (at AER)

£**4,286**m +59.2%

2023		**4,286**
2022		2,690
2021		1,947
2020		1,712
2019		1,733

Revenue (at CER)

£**4,321**m +60.6%

2023		**4,321**
2022		2,690
2021		2,080
2020		1,751
2019		1,744

Operating Profit (at AER)

£**649**m +107.5%

2023		**649**
2022		313
2021		285
2020		203
2019		198

Adjusted Operating Profit (at CER)

£**828**m +66.7%

2023		**828**
2022		497
2021		383
2020		281
2019		303

M&A

c.£**199**m

spent on 34 acquisitions, c.£76m Revenues

Adjusted Operating Margin (at CER)

19.2% +70bps

2023		**19.2**
2022		18.5
2021		18.4
2020		16.1
2019		17.4

Eight-year Revenue CAGR

+**21.0**%

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world's biggest pest control market, and the world. Overall, the business delivered good growth in the year, underpinned by the critical nature of its services. Revenue was up by 60.6% (4.5% Organic) to £4,321m. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity. Both Commercial and Residential Pest Control businesses have benefited from resilient customer retention rates. Adjusted Operating Profit was up by 66.7% to £828m, resulting in an Adjusted Operating Margin of 19.2%, up 70bps on the prior year, including a benefit from Terminix integration synergies of 130bps. Operating Profit was up by 107.5% to £649m at AER. For FY 23, Pest Control represented 80% of Group Revenue and 81% of Group Adjusted Operating Profit.

In 2023, new contracts for global accounts (multinational customers) were signed in the pharma and hotel, restaurant and catering sectors. Global Accounts now oversee revenues of over £100m, an increase of 14% on FY 22. 91% of total revenues in the Pest Control category were delivered by Growth markets and 9% by Emerging markets.

M&A has continued to be strong this year, and we have acquired 34 pest control businesses in the period, with annualised revenues in the year prior to acquisition of c.£76m.



Our Pest Control strategy: key strategic themes

Global leadership driving growth

Driving growth in Growth and Emerging markets organically and through M&A.

Objective
We will seek to accelerate business growth by building on our global leadership, through further expansion, particularly in North America and Emerging markets, both organically and through M&A. In North America, we will leverage our scale and build market share through a balanced programme combining organic initiatives and targeted M&A to build density and increase our expertise in new pest sectors such as vector control and lake management.

How we have performed in the year
- Organic Revenue Growth of 4.5%, with 3.1% in North America. Growth supported by pricing and volumes, led by the commercial pest control business.
- Acquired c.£76m in revenue through 34 acquisitions, with 13 in the US market.
- New US Innovation Centre built in Dallas opening in 2024.
- Global accounts (multinational customers e.g. food producers, pharma, hotels, restaurants and catering, etc.) now oversee revenues of over £100m, +14% growth in the year.







Differentiation through our innovation pipeline

An increasing focus on non-toxic pest control solutions.

Objective
Our culture of constant innovation drives our success, with science at the heart of our approach by our experts in our global innovation centres, driven by our goal to be the most loved pest control company in the world. In 2023, we have invested c.£10m across the world in pest control R&D, with 3,000 colleagues supporting our innovation pipeline, and with more than 50 partners working with us to deliver best-quality solutions at pace.

How we have performed in the year
- £10m invested in R&D globally.
- 445,000 Lumnia units now installed, with energy savings of up to 79%.
- New versions launched of EcoCatch Flies exterior fly catcher and BirdAlert, the sustainable bird-scaring solution, and development of RADAR X Connect dual catch unit.



Building on strengths of leading brands

Continuing to be recognised as the world's leading brand in pest control.

Objective
Rentokil is the leading pest control brand in the world and the leading commercial pest control brand in North America. Terminix is the most recognised brand for termite and residential pest management in the US. We continue to focus on building the brand through ongoing investments in people, service, innovation, digital capabilities, and sustainability. We are driving our brand alignment efforts for a unified, consistent global presence to build trust and credibility, and effectively track and measure our brand equity. This is accomplished through central deployment of global campaigns with supporting toolkits for local activation through a wide range of communication channels, and building market share through a balanced programme combining organic initiatives.

How we have performed in the year
- Development of a new marketing campaign in the US to support organic growth plans, rolling out in 2024.
- Customer satisfaction improvement in Europe with +5 point increase in Net Promoter Score.
- Social media campaigns across LinkedIn and X to support brand awareness.

Building scale and density through M&A

Continued M&A strategy to expand the city footprint and density.

Objective
Acquisitions are a core part of our Pest Control growth strategy targeting acquisitions in key markets to build scale and density, increase our competitive positioning and improve our ability to service customers, targeting acquisitions in new countries and in megacities and large cities where we have identified strong growth potential.

How we have performed in the year
- £199m spent on Pest Control M&A, with 34 businesses acquired with combined annualised revenues of c.£76m.
- Strong M&A in North America, Pacific, Europe, and UK.
- Acquisition in the second half of the year of Action Pest Control, a large Midwest US provider.



Harnessing the digital opportunity

Using our digital expertise, including web, apps, portals, and services to lead digital pest control.

Objective

Digital innovation in pest control is necessary to meet the needs of an evolving world. Our smart technology is providing more remote monitoring solutions and increased transparency of data. We have also begun to integrate our data automatically into customers' own internal reporting platforms. Our robust, scalable, and secure global infrastructure aims to meet the evolving digital needs of our customers.

How we have performed in the year

- myRentokil 24/7 self-service portal is now operational in 51 countries, supporting over 300,000 users. User sessions in 2023 increased by 35%.
- Increased PestConnect units in the year by c.23% to around 356,000 in operation across 21,000 sites.
- We now have five countries where connected devices account for more than 10% of the commercial portfolio.
- Developed RADAR X dual catch unit, ready for launch in 2024. Enhancements not only for operational efficiency but also for sustainability.



Meeting the demand for innovative, non-toxic, sustainable applications
Through products designed and tested in our Innovation Centres, Rentokil is constantly adapting to changing regulations in the industry and the demand from consumers for non-toxic, or humane, sustainable solutions, leading the way with our own-designed solutions.



Intelligent bird scaring
Birds can spread disease with their droppings, damage buildings and equipment, and create health and safety risks. Rentokil's innovative bird management service includes Intelligent Bird Scaring (BirdAlert), an effective and sustainable device that's been designed to deter birds without harm and is controlled and monitored remotely via an app. The BirdAlert device has an intelligent built-in system that recognises different bird species and identifies the best scare tool from a broad range to deter each of them.

It can detect birds inside a radius of 250 metres and can alternate the order and intensity of the scare tools to prevent habituation. Our new upgraded unit uses 60% less power, contributing to a 50% reduction in carbon footprint. It is also made from 100% recycled plastic and is faster and easier to install.



Effective and safe fly catching
Global population growth and rapid migration from rural areas to urban centres has led to an increase in food sources and living habitats for flies, cockroaches, and mosquitoes. This increase has driven growth in the fly trap market across commercial customers, with North America accounting for 43% of the global fly trap revenue. Rentokil's fly control solutions include the newly launched sustainable exterior fly control solution, EcoCatch Flies, a reusable, effective external fly trap, that provides non-toxic and flexible control of 'public health flies'. EcoCatch Flies is a visually aesthetic fly control solution that hides the flies captured in a more appealing container, catching 60% more flies in 24 hours (in controlled laboratory conditions), making it a very effective solution for use in outside areas in hospitality, hotel and pub gardens, and terraces, as well as outside bin and waste areas. Over 30% of the non-toxic, reusable trap unit is made from recycled plastics.



RADAR X
Delivering breakthrough solutions that reduce waste is integral to our innovation approach at Rentokil Initial. This is quite unique within the pest control industry, but a bar we strive to set ourselves and surpass as we challenge and reinvent what's possible. RADAR X is our latest exciting step forward in our goal.

RADAR X, our new industry-leading mouse riddance solution with dual catch and monitoring capability, offers a much-needed alternative to conventional chemical rodenticide practices. Our 24/7 connect monitoring ability enables early detection of pest activity and targeted intervention, reducing service inefficiency and associated CO_2 emissions. It protects customers from the disruption pest infestations can cause, as well as minimising the risk of secondary poisoning to non-target species. It is designed as a novel modular system, which enables specific components to be swapped rather than needing to discard the whole unit if one part needs replacing. This not only minimises plastic and electronic waste, but also extends the lifespan of the product to deliver effective indoor mouse control for longer.

Terminix integration


TERMINIX
TERMINIX

Our Terminix vision

Our vision is to create a world-class business with market leading brands, highly motivated people, strong customer relationships, and with high levels of efficiency and growth to deliver strong financial returns for shareholders:

- No. 1 in Commercial, Residential, and Termite;
- Scale and density, with an outstanding network coverage across the entire USA;
- Proven, repeatable, low-cost operating model and multiple drivers of revenue growth; and
- Deliver significant value creation, including gross synergies of $325m by 2026.

Post-integration, our ambition is to generate Organic Revenue Growth in Pest Control Services of 1.5x the market over the medium term.

Terminix integration process

The Terminix integration process continues to make very good progress. We have completed the first phase of the integration and, in 2023, we delivered $69m of synergies, ahead of our target of $60m. Overall, we have delivered pre-tax net P&L cost synergies of $82m since completion of the deal.

We have announced a further increase in the target for total integration cost synergies from the integration of Terminix – increasing the gross synergy target to $325m (previously $275m) and net synergy target to $225m (previously $200m).

The timetable for integration is now set to be completed in 2026, rather than 2025, in order to de-risk the branch integrations and achieve greater synergies.

Integration: synergy delivery
Gross synergy target increased by $50m to c.$325m

$m	2022	2023	2024	2025	2026	Cumulative
Selling, General and Admin synergies	15	73	77	20	–	**185**
Field operations	–	16	29	59	40	**140**
Gross synergies	**15**	**89**	**106**	**75**	**40**	**325**
Investments	(2)	(20)	(66)	(10)	(2)	**(100)**
Net synergies	**13**	**69**	**40**	**65**	**38**	**225**
CTA cash	40	92	85	28	5	**250**

Terminix integration phases

Phase One
Foundations:
Complete

Phase One of the integration completed at the end of 2023 and delivered the foundations for success, including:
- streamlined and unified organisational structures to create a single Rentokil Terminix (RTX) team;
- a single payroll and benefits system for 22,000 people in North America;
- 10,500 colleagues successfully moved to Workday; all US colleagues now on a single people management system;
- investment in new talent – North America CEO, digital marketing, sales, customer experience plus secondments from elsewhere in the Group;
- co-location: successfully reduced branch properties by 97, comprising 108 exits and 11 new sites;
- IT systems: Google Apps rolled out to 13,000 colleagues. 71 foundation IT system enhancements; and
- net cost synergies ahead of target.

Key deliverables in 2024

- Deliver Phase Two (preparation for full integration in H1) and begin Phase Three in H2 with full branch integrations (go live mid 2024).

- Co-locations: 97 fewer properties in 2023, c.75 properties to be exited in 2024.

- Deliver $40m net cost synergies target in 2024.

- Cost synergy target raised: Gross synergies increased by $50m to c.$325m and net synergies by $25m to c.$225m (with c.$25m investment in marketing, etc.), to be delivered by the end of 2026 – to derisk the branch integrations and achieve greater synergies.



$\$$**325**m
target of gross synergies, increasing from
$\$$**275**m

Ambition for organic growth of

1.5x
North America growth rate post integration

| Phase Two **Planning for integration:** To June 2024 | Phase Three **Branch integration:** Mid-2024 to 2025 | Phase Four **Lead and grow:** 2026 onwards |

Phase Two (until mid 2024) is underway, focused on planning for the first full branch integrations. This phase will complete with the sign-off on data migration and IT system architecture configuration.

Other activities in H1 2024 include:
- legal entity merger – this is critical to deliver the branch integrations;
- roll out more than 100 IT system features on a two-week sprint cycle leading up to the commencement of system migration;
- migrate to a single Procurement platform;
- consolidate onto a unified finance system, including expenses and travel management system;
- migrate Terminix National Accounts to Rentokil's single customer management and billing platform; and
- combine all customer care agents on a single unified communications platform.

Throughout 2024 we will also continue to co-locate branches ahead of integration.

Phase Three of our integration plan is focused on the migration of Terminix regions and branches.

- undertake first integrations in 2024. Colleagues initially move onto standard systems, tools and processes. Three months later, we reroute technicians and introduce pay plans.

- Terminix branch integration programme – disciplined approach using proven playbook. Repeatable process – same systems, same processes.

Phase Four, our final phase
Terminix markets and branches are expected to complete their integrations in 2026.

- lead and grow: innovation, digital, AI, M&A, and market share.
- world-class business:
  – with market leading brands;
  – highly motivated people and strong customer relationships; and
  – efficiency and growth to drive financial returns.
- ambition for Organic Revenue Growth in North America Pest Control post integration: 1.5x North America market organic growth rate.

Rentokil
TERMINIX

Organic growth in North America

In 2023, Organic Revenue Growth in North America was below our expectations at 3.1% and at 3.5% in Pest Control Services.

We have undertaken a detailed evaluation, including through an independent third party, to identify the reasons for the reduction in organic growth in Pest Control Services and to put in place a thorough plan for 2024. While there were several factors including – lower market growth in termite, residential and SME, performance of our own marketing channels to generate sales leads from potential new customers, the impact of the business focus on integration, considerable change within the team and the impact from branch closures – the lower organic performance was predominantly due to a reduction in inbound sales leads from potential new customers of c.2-3% in H2.

In our contracted portfolio business, Organic Revenue Growth is generated from both existing and new customers. In 2023, there was good progress in our activities to generate sales leads and organic growth from existing customers in North America, with strong improvement in service technicians' retention, excellent customer satisfaction and strong State of Service performance, the benefit of strong pricing offsetting inflation and slightly improved sales leads from service technicians.

The focus for 2024 is on generating sales from new customers which starts by getting it right for our sales colleagues, using the power of our brands, marketing and search engine optimisation (SEO), the effective management of inbound leads through to our sales channels, optimised pricing, and efficient and timely service implementation.

THE RIGHT WAY 2 plan for organic growth


Employer of Choice
Retention:
Service
Sales
Brand Sales Propositions
Marketing
SEO
Paid campaigns
Inbound sales leads flow
New business pricing
Service Quality
Customer Retention
Annual Pricing
Technician generated sales leads
Organic Growth Opportunity in North America
Sales increasing customer penetration
Sales new customer contracts
Technician installation
ORGANIC GROWTH
INCREASING REVENUE FROM EXISTING CUSTOMERS
INCREASING NEW BUSINESS SALES LEADS

Plan: Increase sales leads and organic growth from existing customers

Colleagues:
Following a successful 2023, we aim to increase service technician retention with investment in training and tools to increase productivity.

Customers:
We will analyse customer feedback and Net Promoter Score data to identify customer experience areas of strength and opportunity. We aim to reduce known customer experience friction points including scheduling, billing and issue resolution. We will build out our 'Save Angels' programme to win back customers and reduce customer churn.

Pricing:
Our plan is to enhance current pricing practices with third-party tools and data to deliver market and segment-specific pricing. We will test new AI-backed programmes to further optimise our pricing activities.

Technician leads and selling:
We will accelerate our Trusted Advisor programme and aim to increase technician participation in generating sales leads. Currently implemented for Terminix, this will be extended in 2024 to Rentokil technicians through their existing, standard systems.

Plan: Increase sales leads and organic growth from new customers

Colleagues:
We will focus on improving sales colleague retention with enhanced onboarding, training and harmonised compensation plans.

Increase brand visibility:
We have defined a new brand strategy which will be implemented across multiple marketing channels. There will be investment in the Terminix brand to maintain industry leading awareness and build preference for our service within our Residential and SME customer segments. We will build the equity of the Rentokil brand to support business growth in national and strategic commercial accounts.

Investment for growth:
We will invest c.$25m in the North American sales leads, our own digital channels, brand and marketing. This includes our first brand marketing campaign for two years. The 'Terminix It' campaign goes live in March 2024 in the US.

Sales conversion effectiveness:
We will use tools, data and technology to seek to reduce the average time between lead generation and initial sales contact.

Technician install productivity:
Our plan is to increase route productivity and on-time arrival through PestPac 'Best Fit' with adherence to our sequential routing programme. In 2024 we will launch Rentokil Terminix University Certification programmes to standardise and enhance our service treatment programmes.





THE **R**I**G**H**T** WAY 2 plan

Our new organic growth plan for North America will focus on inbound sales leads from new and existing customers, increasing Terminix brand visibility, and delivering a new multi-channel marketing campaign. We will invest to deliver sustainable growth with an additional c.$25m of investment in 2024 in the North America team, our own digital channels, brand, and high-profile marketing.

In 2024 we expect to generate Organic Revenue Growth in North America of 2–4% and to deliver long-term benefits for our brand and our digital channel investments.

Our **R**I**G**H**T** WAY 2 plan is therefore designed to drive enhanced opportunities for organic sales from existing and new customers in 2024 by:

1.
Continuing to drive up frontline colleague retention – particularly in sales, through Employer of Choice and investment in pay plans.

2.
Focusing on the end-to-end customer service and experience, and improving the customer retention rate towards the Group average.

3.
Continuing strong pricing discipline to both new and existing customers.

4.
Driving up the volume, value, and conversion rate of technician leads towards the UK benchmark over time through execution of the Trusted Advisor Programme.

5.
Investing in the Terminix brand to drive improved search engine optimisation and paid digital marketing.

6.
Improving sales conversion through increased colleague retention, training, and incentives.

7.
Continuing excellence in technician work order completion, focusing on speed from sale to installation.

To effectively execute this plan, we have a fully resourced sales and marketing team in place for 2024, and added the support of experienced colleagues from elsewhere in the Group.





Strategic Priority

Managing the integration of Terminix into our North America business

North America

Manage the integration of Terminix into our North America business by merging and expanding branches

In early 2023, we began one of the initial phases of our programme with integration pilot tests, undertaking two large branch integrations within the Rentokil North America legacy network.

These covered the consolidation of a total of 40 branches into 23 branches. Locations had previously each been serviced by several different brands, service protocols, operating systems, and pay plans.

97
net branch reduction
in 2023

5pp
margin expansion in
branch integration pilots

Our evaluation of these pilots found that the migration, while demanding, was successful, with clear evidence of route and branch density benefits. The combination of larger branches with higher network density drove margin expansion of approximately five percentage points in the pilot areas.

Through the course of 2023 we continued with the programme of branch co-locations, with a net reduction in the branch network of 97 branches.

In the year we also conducted a detailed analysis of our North America branch network that showed a clear link between branch size and margin, such that branches with annual revenue of more than $8m deliver Adjusted Operating Profit margin that is about 10% higher than branches with revenue of less than $3m. At the start of 2023, across our network of more than 600 branches, we had at least 100 branches operating at more than $8m annual revenue and around 200 operating at less than $3m annual revenue.

Hygiene & Wellbeing



What we do

At Rentokil Initial, our Hygiene & Wellbeing technicians provide hygiene services to business environments to make them cleaner, safer and healthier, improve air quality, and ensure more pleasant places in which to operate. Establishing good hygiene practices throughout an organisation reduces the risk of infection being passed from person to person. As a result, fewer days are lost to sickness, which translates directly into real cost savings and increased productivity. Trading under the Initial brand, we offer the widest range of washroom hygiene services and products inside the washroom.

Our Enhanced Environments businesses improve the occupant experience beyond the washroom and throughout customer premises. We also operate Ambius plants and scenting, Dental Hygiene and Cleanroom services operations.

Growing the category

Our core Hygiene services currently operate in 61 countries and we aim to increase the reach and density of our footprint in new markets through leveraging our brand and expertise, creating differentiated products, and replicating the low-cost operating model that is used in our Pest Control business. Starting with core hygiene service provision Inside the Washroom, and then extending into Premises Hygiene and Enhanced Environments, our growth in the Hygiene category is supported by being experts in the category, delivered through service, product innovation, and sales capability.

Shared infrastructure

Hygiene & Wellbeing is a strong, complementary business to Pest Control. Both businesses service the same types of customer and share country management, technology, infrastructure, and back-office services. They are route-based businesses where profit growth is driven by a deep understanding of the importance of density.







Our customers

Initial operates in 61 markets across six main customer segments: education, leisure & hospitality, healthcare, offices, manufacturing and retail. Our high customer satisfaction levels of 49.3 provide a key competitive advantage. Customer Voice Counts surveys are used to improve service levels and every detractor score is followed up with a call from an account/branch manager to discuss improvements.

- Hygiene has expanded beyond the washroom and buyers now have a greater appreciation for the value of good hygiene standards across their locations and look for expertise.

- There is now often a shared responsibility for washroom purchasing, as the value of hygiene has elevated, facilities buyers have been joined by commercial, operations, and health and safety.

- Strong preference for new digital reality means that digital prospecting and selling is becoming as effective as in-person engagement.

Our performance in 2023

Revenue (at AER)

£**858**m +4.6%

2023	858
2022	821
2021	832
2020	907
2019	739

Revenue (at CER)

£**866**m +5.4%

2023	866
2022	821
2021	853
2020	904
2019	729

Operating Profit (at AER)

£**149**m -4.9%

2023	149
2022	157
2021	157
2020	182
2019	101

Adjusted Operating Profit (at CER)

£**161**m -1.5%

2023	161
2022	162
2021	172
2020	197
2019	128

M&A

c.£**61**m

spent on seven acquisitions, c.£30m Revenues

Eight-year Revenue CAGR

+**6.5**%

Adjusted Operating Margin (at CER)

18.5% -130bps

2023	18.5
2022	19.8
2021	20.1
2020	21.8
2019	17.6

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products, and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We're also improving the customer experience through premium scenting, plants, air quality monitoring, and green walls.

Hygiene & Wellbeing Revenue increased by 5.4% to £866m. In addition to supportive pricing, continued good levels of demand across service sectors such as offices, shops, schools, and hospitality supported performance. Organic Revenue Growth was 4.8%. In 2023, COVID-19 disinfection services generated £2m of revenues (FY 22: £21m) reducing category Organic Revenue Growth by 240bps and Group Organic Revenue Growth by 40bps. We see the main opportunities for future growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. In 2023, Organic Revenue Growth in core washrooms was 4.5%, while organic growth in premises hygiene and enhanced environments was 5.3%. Adjusted Operating Profit was down by 1.5% to £161m due to COVID-19-boosted prior year comparators in H1 (Operating Profit was down by 4.9% to £149m at AER). Adjusted Operating Margin was 18.5%.

We have acquired seven hygiene companies this year with annualised revenues of c.£30m in the year prior to purchase.



Our Hygiene & Wellbeing strategy: key strategic themes

Our strategy is to deliver continued growth through a combination of strong operational focus and targeted M&A to build city density. Central to this is the delivery of excellent customer service, product innovation, service line extensions, and improvements to productivity through digital products and applications.

Focus on operational execution

Building margins through postcode and product density.

Objective
Operational excellence is achieved through the commitment of our people and the earned respect for our brand and reputation. Creating a high-quality customer service culture and offering the best product ranges, as well as delivering our services, on time and in full, are core to our value proposition.

Margins are driven through postcode density (the number of customers on a route) and product density (the number of products/ service lines in each customer premises), as well as shared overheads with Pest Control (infrastructure and back office) and M&A (building further geographic density).

How we have performed in the year
- Margin recovery in the second half was expected, and is stable following the prior-year boost of COVID-19 impacts.
- Focused on core segments of Education, Leisure/Hospitality, Healthcare, Offices, Manufacturing, and Retail.

Offer a complete product range

Avoiding cross-infection Inside the Washroom.

Objective
An increased awareness of cubicle and washroom hygiene is providing more opportunities for new products and services for inside washrooms; expanding into new services for existing customers (e.g. air hygiene); new sales channels for existing washroom customers through the use of technology; satisfying demand for new, more sustainable services; and range extensions (e.g. no-touch washrooms).




Ecolabel sustainability accreditation
With sustainability a central theme of Rentokil Initial's growth strategy, Initial Hygiene is driving leadership in sustainable hygiene and wellbeing, committed to actively reducing packaging waste and plastic use, as well as designing solutions for easier recycling. With increasing regulation of the industry and with more and more customers and users asking for environmentally friendly solutions, Initial's soap range, including Halal and vegan versions and its hand, hair and shower range, used in gyms and hotels has been awarded the EU and Nordic Swan Ecolabel accreditations, one of the world's most coveted sustainability accreditations.

The EU and Nordic Swan Ecolabel is an environmental labelling scheme certifying that a product or service complies with the requirements for the label. As one of the world's toughest environmental certifications, the Nordic Swan Ecolabel is only awarded to products and services meeting ambitious environmental requirements.

How we have performed in the year
- Range extensions (e.g. hand, air, and in-cubicle) supporting retention and increasing solution density.
- Attainment of EU and Nordic Swan Ecolabel accreditation for sustainability for Initial soap range.
- New innovations in Signature Scent, Signature Sustainable bins optimisation.





Celebrating 120 years of Initial Hygiene
In 2023, Initial Hygiene celebrated 120 years of service. From humble beginnings in 1903, when Mr A P Bigelow, a soap salesperson in New York, brought linen supply services to Europe, he saw an opportunity and took it, relocating to London to start a personalised towel rental service for businesses there. His first innovation was simple but effective – each towel was marked with the customer's initials to ensure they only received and used their own towels. From that creative idea sprung the business: 'Initial Towel Supply Company'.

In 1928 when it floated on the London Stock Exchange, Initial had become the leading firm of its kind and was one of the largest buyers of towels in the world. Over the next 70 years Initial grew into a world leader in hygiene and washroom services, through innovative leadership and global expansion. It was acquired by Rentokil in 1996 and under its ownership it continued to focus on innovation, whilst broadening its services beyond the washroom into a Hygiene & Wellbeing leader and putting preserving the planet at its core.

Expanding outside the washroom

Take our Hygiene services everywhere.

Objective
From a relatively low-interest sector, hygiene is now one of the world's most important, presenting opportunities for us to expand outside the washroom into new growth areas, including surface hygiene, specialist hygiene services, air care, air enhancement and purification, sustainable waste management, products, and expertise to enhance public spaces and buildings, route-based service extensions (such as first aid), digital products and applications, and the alignment of hygiene with the importance of wellbeing. Enhancing work and commercial environments to entice guests and workers in and increase dwell time has grown in importance.

How we have performed in the year
- Good growth outside core washrooms has been seen in hygiene, air care, and enhanced environments (planting).
- Air Care growth of c.6% to c.£65m revenue. Air Freshening accounts for the majority of the air category revenue at 71.5%.
- Enhanced Environments has seen strong growth, with the expansion of Ambius and planting.
- Key focus on to improving sustainability across non-core areas.




mg/m
AUTO


myInitial
User guide
FAQs
Our services
Contact us
Initial are a leading provider of Washroom Hygiene, Vending, Floor Mat and Clinical Waste Management Services throughout the UK.
Clinical Waste Management
Ensure the safe and compliant storage of clinical waste with Initial Medical's specialist clinical waste bags and bins.
Find out more

Harnessing the digital opportunity

Developing digital innovations to address customer needs and increase productivity.

We continue to develop digital products for enhanced services combined with greater reporting and insight, taking our digital expertise from Pest Control and expanding into Hygiene & Wellbeing.

Our myInitial online reporting platform adds efficiency to our operations by providing transparency of service, including signature capture, service history and details, dates of visits, and reporting facilities. A new and enhanced version was launched in 2022 and continues to be rolled out across our customer base.

How we have performed in the year
- 45,000 myInitial customer portal users now registered, with a 35% increase in user sessions in 2023.
- New and enhanced version rolled out in 21 countries.

Geographic expansion

through organic actions and targeted, city-based M&A to build density and grow profits.

Hygiene & Wellbeing has a strong growth opportunity through M&A, replicating the successful Pest Control model, which has similar characteristics. Our M&A focus is on building city density and supporting extension areas that we have defined as part of our growth plans, including air care, surface hygiene, safety, and digital monitoring. The economics of hygiene M&A are generally good, asset prices tend to be lower than pest control, and there is less competition for targets.

Our planned M&A programme extends across our five regions, from North America to the Rest of the World, as we actively seek to build local density in cities where we operate, as well as targeting major Cities of the Future where growth is set to increase.

How we have performed in the year
- Strong M&A in Hygiene & Wellbeing, with c.£30m annualised revenue acquired through seven acquisitions.
- M&A expansion in Brunei, Spain, Guadeloupe, Australia and UK.







Strategic Priority
Build our Hygiene & Wellbeing business

UK

Build our Hygiene & Wellbeing business through increased brand awareness

During the year, Initial Hygiene in the UK announced a strategic partnership with the England and Wales Cricket Board (ECB) to work together to ensure that menstruation is not something that holds women and girls back from being involved in sport.

We Got Game is the womens' and girls' cricket community across England and Wales and is supporting this important initiative by helping to reach, support, and educate the cricket network about period dignity.



PICK UP FREE PERIOD PRODUCTS HERE
#WE GOT GAME. Initial
PERIOD DIGNITY FOR CRICKET
FOR MORE INFORMATION VISIT WEGOTGAME.COM OR WEGOTGAMEOFFICIAL
FOR ANY QUESTIONS ABOUT THE DISPENSER PLEASE VISIT INITIAL.CO.UK

Initial Hygiene's In-Cubicle Period Dignity Dispensers will be supplied to up to 1,000 grassroots cricket clubs, along with the free servicing of period waste bins. These dispensers provide free and discreet access to period products within the toilet cubicle for those who menstruate.

A pilot programme is now underway in Derbyshire, with the support of the Derbyshire Cricket Foundation, and will shortly be rolled out across England and Wales.

ECB and Initial Hygiene both believe that periods shouldn't be a taboo subject, and alongside access to free period products, we will also be sharing educational material with the cricket clubs involved, to open up dialogue as we look to normalise conversations about periods and empower future generations.

Scan me to find out more



France Workwear

What we do

Our France Workwear business accounts for 4% of Group Revenue and primarily specialises in the supply and laundering of workwear, uniforms, cleanroom garments, and personal protective wear to customers in hotels, restaurants and catering across France, ensuring that colleagues have the right workwear to support safe and effective working environments.

Strategy

We are focused on creating a business that has a clear market differentiation. We achieve this through the highest level of product and service quality by focusing on the application of key performance indicators to measure quality of service, using radio-frequency and identity tags to improve service accountability, utilising highest standards in washing and repair quality, being responsive to customer needs, and dedicating a separate team to focus on innovation of services and products.



Our performance in 2023

Revenue (at AER)

£**221**m +15.3%



Year	Value
2023	221
2022	192
2021	166
2020	168
2019	186

Revenue (at CER)

£**217**m +13.2%



Year	Value
2023	217
2022	192
2021	164
2020	162
2019	181

Strong new business sales performance, including key account gains and upselling, resulted in another strong contribution from our France Workwear business, where Revenue, all of which was organic, rose by 13.2% to £217m. High customer retention of over 94% supported France Workwear's strong volumes. Inflation was successfully mitigated with price increases. Adjusted Operating Profit growth increased by 23.6%. Operating Profit was up 23.9% to £37m at AER.

Operating Profit (at AER)

£**37**m +23.9%



Year	Value
2023	37
2022	30
2021	17
2020	15
2019	23

Adjusted Operating Profit (at CER)

£**38**m +23.6%



Year	Value
2023	38
2022	31
2021	17
2020	18
2019	25

Adjusted Operating Margin (at CER)

17.5% +150bps



Year	Value
2023	17.5
2022	16.0
2021	10.3
2020	10.9
2019	13.7

Financial Review



The Group overall delivered a good operational and financial performance in 2023, achieving 4.9% Organic Revenue Growth and 16.6% margin.

**Stuart Ingall-Tombs,
Chief Financial Officer**

Summary of financial performance (at CER)

Regional Performance

	Revenue			Adjusted Operating Profit		
	2023 £m	2022 £m	Change %	**2023 £m**	2022 £m	Change %
North America	**3,314**	1,849	79.2%	**618**	315	95.9%
Pest Control	**3,208**	1,746	83.7%	**599**	297	101.8%
Hygiene & Wellbeing	**106**	103	2.5%	**19**	18	0.7%
Europe (inc. LATAM)	**1,078**	941	14.6%	**210**	187	12.5%
Pest Control	**520**	427	21.8%	**120**	103	16.6%
Hygiene & Wellbeing	**341**	322	5.8%	**52**	53	(1.8%)
France Workwear	**217**	192	13.2%	**38**	31	23.6%
UK & Sub-Saharan Africa	**394**	365	7.9%	**95**	95	(0.5%)
Pest Control	**197**	182	8.0%	**51**	47	8.0%
Hygiene & Wellbeing	**197**	183	7.7%	**44**	48	(8.9%)
Asia & MENAT	**357**	321	11.2%	**47**	45	4.0%
Pest Control	**266**	231	15.0%	**35**	34	4.5%
Hygiene & Wellbeing	**91**	90	1.5%	**12**	11	2.6%
Pacific	**261**	227	15.0%	**57**	48	19.8%
Pest Control	**130**	104	25.2%	**23**	16	44.5%
Hygiene & Wellbeing	**131**	123	6.4%	**34**	32	7.6%
Central	**10**	11	(4.4%)	**(121)**	(107)	(12.7%)
Restructuring costs				**(9)**	(12)	20.6%
Total at CER	**5,414**	3,714	45.8%	**897**	571	57.0%
Total at AER	**5,375**	3,714	44.7%	**898**	571	57.1%

Category Performance

	Revenue			Adjusted Operating Profit		
	2023 £m	2022 £m	Change %	**2023 £m**	2022 £m	Change %
Pest Control	**4,321**	2,690	60.6%	**828**	497	66.7%
Hygiene & Wellbeing	**866**	821	5.4%	**161**	162	(1.5%)
France Workwear	**217**	192	13.2%	**38**	31	23.6%
Central	**10**	11	(4.4%)	**(121)**	(107)	(12.7%)
Restructuring costs				**(9)**	(12)	20.6%
Total at CER	**5,414**	3,714	45.8%	**897**	571	57.0%
Total at AER	**5,375**	3,714	44.7%	**898**	571	57.1%

Note: Hygiene & Wellbeing year on year performance reflects the anticipated decrease in COVID disinfection revenues from £21m in FY 22 to £3m in FY 23.

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchange rates and Organic Revenue growth figures exclude the COVID disinfection business.

Revenue

The Group delivered a good topline performance, with Revenue rising 45.8% to £5,414m. Organic Revenue grew 4.9%. Statutory Revenue was up 44.7% to £5,375m at AER. Revenue growth in North America was up 79.2%, benefiting from the Terminix acquisition. Europe, the Group's second largest region, was up strongly by 14.6%, while the Asia & MENAT region was up 11.2%. Group Organic Revenue growth including COVID disinfection was 4.5%.

Our Pest Control category grew Revenue by 60.6% (4.5% Organic) to £4,321m, underpinned by continued effective pricing and resilient customer retention. Hygiene & Wellbeing Revenue increased by 5.4% (4.8% Organic) to £866m, led by continued demand for washroom services. Strong new business sales performance was reflected in the contribution from our France Workwear business, with Revenue up by 13.2% to £217m (13.2% Organic).

Profit

Adjusted Operating Profit rose by 57.0% during the year to £897m, reflecting a full year of Terminix profit and core business growth across major regions, in addition to effective ongoing capture of synergies from the Terminix transaction. This led to a 120bps increase year on year in Group Adjusted Operating Margin to 16.6%. Synergies from the Terminix transaction contributed 100bps to Group margin. Statutory Operating Profit at AER was up 96.9% to £625m. We have continued to deliver on our strategy of driving density improvements and M&A integration. Price increases have also been successfully implemented over the course of the year to offset the impacts of inflation on our cost base. The ability of the Group overall to offset inflationary pressures for another year demonstrates the resilience of the business model and the essential nature of our core products and services.

Within business categories, Adjusted Operating Margin for Pest Control was up by 70bps year on year to 19.2% (FY 22: 18.5%). Hygiene & Wellbeing Adjusted Operating Margin decreased by 130bps year on year to 18.5% (FY 22: 19.8%). However, Hygiene & Wellbeing margin was 20.2% for H2, in line with the guidance of above 19.0% for H2, issued at the Interim Results. The half year and full year 2024 margin profile of Hygiene & Wellbeing is expected to be similar to 2023.

Adjusted Profit before Tax (at AER) of £766m, which excludes one-off and adjusting items and amortisation costs, increased by 43.8%. Adjusted interest of £141m at actual exchange rates was higher year on year, partly reflecting £86m of annualised interest charges relating to the financing of the Terminix transaction, £15m of lease interest charges and a £7m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of £11m at AER in 2023 was £11m lower than the prior year (FY 22: £22m) due to devaluation of the Argentinian peso. Full year restructuring costs of £9m at CER (£7m at AER) were down £3m on the prior year, consisting mainly of costs in respect of initiatives focused on our North American and Argentinian transformation programmes. One-off and adjusting items (operating) at AER of £98m includes £1m of deal costs and £81m of integration costs related to the Terminix acquisition ('Costs to Achieve') and £17m of other M&A costs. Statutory profit before tax at AER was £493m, an increase of 66.9% on the prior year (FY 22: £296m) reflecting a full year of Terminix profits net of one-off and adjusting items/Costs to Achieve and increased interest costs relating to the Terminix transaction.

Cash (at AER)

Net cash flows from operating activities have risen by 22.8% to £737m in 2023. Free Cash Flow of £500m was £126m higher than in FY 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £1,228m, up 43.0% versus 2022. One-off and adjusting items (non-cash) of £11m inflow (FY 22: £77m) represent Terminix related one-time share incentive schemes and asset impairments.

The Group had a £47m working capital outflow in FY 23. Working capital was driven higher by revenue growth, predominantly in North America and Europe, across receivables and contract cost assets. Capital expenditure of £211m was incurred in the period (FY 22: £190m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure. Lease payments were up 45.2%.

Cash interest payments of £166m were £127m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction. Cash tax payments for the period were £100m, an increase of £23m compared with the corresponding period last year. Adjusted Free Cash Flow Conversion was 89.4%.

Integration of Terminix

Strong progress on the integration; gross synergy target raised by $50m to $325m
The Terminix integration continues to make very good progress. We have completed the first phase of the integration and in 2023 we delivered $69m of net synergies, ahead of our target of $60m. Overall, we have delivered pre-tax net P&L cost synergies of $82m to date.

We have announced a second increase in the target for the total value of integration cost synergies from the integration of Terminix – the gross synergies target is increased by $50m to $325m and the net synergies target is increased by $25m to $225m. $106m gross and $40m net cost synergies are expected to be delivered in 2024.

The timetable for integration is now set to be completed in 2026, rather than 2025, in order to de-risk the branch integrations and achieve greater synergy targets.

Phase One (foundations) complete
Phase One of the integration completed at the end of 2023 and has delivered the foundations for success. Further to the Selling, General and Administrative (SG&A) initiatives, large integration pilots and initial branch co-locations communicated at the Interim Results, substantial headway continued to be made in H2, in preparation for the frontline route and branch integration that is set to commence mid 2024.

An additional 44 branch locations were exited in the second half of the year as part of the consolidation of the legacy network and co-location of colleagues. This brings the total number of branch locations exited since closing the deal to 108. With 11 new sites, there has been a net reduction in the branch network of 97 branches.

Strong progress was also made in effectively positioning HR and IT. These are key enablers of administrative and operational efficiencies to be gained from the overall integration plan, as well as critical levers for improving the colleague and customer experience.

Key HR initiatives realised in the year include:

- **Migration onto the Workday HR Information System (HRIS):** 10,500 colleagues from the legacy Rentokil North America business have been transitioned from UKG to the Workday platform, completed in September 2023. This change to a single HR platform for reporting is crucial to aligning numerous business processes, including time tracking, payroll and performance management, and to enabling downstream initiatives, such as pay plan harmonisation and branch integrations.

- **Benefits harmonisation:** Following an in-depth review, we adopted best practices from across the combined organisation to update company policies, procedures and offerings. All activities were completed allowing for a singular Open Enrollment experience for our colleagues in November. A harmonised benefit platform is critical to the reduction of administrative complexity and ultimately colleague engagement. It ensures consistent application of benefit access and cost to all colleagues, increases efficiencies, and provides a single platform of communication.

- **Preparation for harmonisation of technician, sales and field management pay plans:** Both legacy organisations have had numerous different compensation plans for front-line and field management roles. Harmonisation for approximately 11,000 front-line colleagues, 2,500 sales colleagues and 550 field management roles are set to provide market competitive base salary and performance-based commission directly aligned to our strategic objectives. New positions have been defined in each area based on skills, experience, certifications and licenses, with corresponding fixed base salary and incentive levels. Pay plan design, which entailed impact analysis to mitigate colleague retention, has been largely completed. Implementation will take place in 2024 in a staged approach across regional markets.

There has been substantial work on IT systems and products. Google Apps have now been rolled out to 13,000 colleagues and there have been 71 foundation IT system enhancements. There have been important advances to the Group's digitally enabled products and processes, drawing on Best of Breed from across the organisation and with direct input from colleagues in the back office and field services. Key initiatives realised in the year include:

- **Customer Content Management (CCM) and self-service portal.** These two transformational tools are now live in North America, delivering business benefits and improving the customer experience. The new residential portal, deployed already to 18 brands in the region, meets customer demand for a 24/7 personalised experience that includes bill payment, appointment scheduling and service recommendations. The portal also frees up valuable call agent time to handle more complex, high value interactions. Alongside this we have launched a refreshed CCM tool that better empowers our call agents with detailed customer tracking, a 360 view of the customer and guided workflows for consistency and best practice. The new CCM tool has delivered improvements in customer query resolution and new colleague training.

- **Enhanced field sales tools.** Valuable new features have been integrated to our 'Winning Formula' residential sales app, which is also being made available for the first time to our Terminix colleagues. The app follows the sales process end to end, from site inspection through to proposal and first appointment scheduling. Additionally, we've integrated the 'Trusted Advisor' process within our ServiceTrak app, further supporting service technicians to generate sales leads and upsell opportunities. This reflects a strategic focus on closer alignment between sales and service teams, enabled by technology.

- **Big data platform.** The development of a data command centre brings the benefits of fast time access to big data and insights from multiple sources. It will allow for Terminix data to be integrated and increasingly provide actionable analytics from across our entire branch network. We also see exciting AI opportunities with predictive capabilities.

Phase Two
Following completion of Phase One of the integration programme in 2023, we have embarked on Phase Two – full preparedness for branch integrations. Phase Two is scheduled to be largely delivered in approximately the first six months of 2024, with a number of clearly defined legal, IT and operational goals, including:

- A legal entity merger, critical to enabling branch integrations and unified contracts
- Roll out of more than 100 IT system features leading up to the commencement of system migration
- Migration to a single Procurement platform
- Consolidation onto a unified Finance system, including consolidation to a single expenses and travel management system, followed by purchase card harmonisation
- Migration of Terminix National Accounts to Rentokil's single customer management and billing platform
- Combination of all heritage customer care agents onto a single unified communications platform
- Completion and sign off on data migration and IT system architecture configuration

Throughout 2024 we will also continue to co-locate branches ahead of integration, with approximately an additional 75 properties to be exited during the year.

Phase Three
The next phase of our integration plan is focused on the migration of Terminix regions and branches. The first Terminix colleagues will begin to migrate onto standard systems, data and processes in mid 2024, with rerouting and technician pay plans introduced approximately three months later.

We have seven pest control Regions in the US and each integration will be executed over approximately 10 months from planning to rerouting. The first six to seven months will be used to develop a specific plan for the branches being integrated, based upon our best practice playbook. We anticipate that this will become increasingly standardised as Terminix markets use similar technologies and systems. The planning stage includes three test data migrations. This leads up to integration where the branch systems and data are migrated. There then follows a three-month period of evaluation leading up to the final part of the branch integration with branding, rerouting and technician pay plan and contracts being standardised as appropriate.

Phase Four
The fourth and final phase in 2026 onwards will see the final Terminix markets and branches complete their integrations.

This will mark the completion of the branch integration programme and the delivery of our new synergy target in 2026. Post integration, our ambition is to deliver Organic Revenue Growth in pest control services of 1.5x the market over the medium term.

Financial Review
continued

Synergies and approximate phasing
There has been strong delivery on cost synergies in 2023 with $69m of pre-tax P&L net cost synergies achieved, ahead of the guided $60m. This takes the cumulative P&L benefit from net synergies to $82m since completion of the transaction.

Continued progress on delivery has validated our assumptions and given us heightened confidence in the overall opportunity, allowing us to increase our estimate of synergies achievable from the acquisition. We now expect to achieve approximately $325m of annual pre-tax gross cost synergies ($225m net cost synergies) by the end of 2026.

$m	2022	2023	2024	2025	2026	Cumulative
Selling, General and Admin synergies	15	73	77	20	–	**185**
Field operations	–	16	29	55	40	**140**
Gross synergies	**15**	**89**	**106**	**75**	**40**	**325**
Investments	(2)	(20)	(66)	(10)	(2)	**(100)**
Net synergies	**13**	**69**	**40**	**65**	**38**	**225**
CTA cash	40	92	85	28	5	**250**

Investments relate to salary and benefits harmonisation, SHE, innovation centre, IT and branding, as well as additional SOX, audit and listing costs. They are expected to be incurred 100% in cash.

Total one-time cash cost to achieve synergies are expected to be c.$250m. Phasing of $131m in 2022-2023, $85m in 2024, $28m in 2025 and c.$5m in 2026. In addition to the $131m of cash synergies in 2022-2023, we also incurred non-cash costs to achieve of c.$42m relating to the impairment of the Terminix head office and share-based integration incentive costs.

Paragon Distribution Business
As part of the Terminix merger, Rentokil acquired a small product distribution business, Paragon, with revenue of c.$68m and profit of c.$4m in 2023. This business is largely dependent upon a single, partially exclusive supplier relationship, which will be discontinued with effect from 1 April 2024. As a consequence, the decision has been taken to close this business. North America regional Revenue and Adjusted Operating Profit in 2024 will be reduced by approximately $61m and $4m respectively.

Continued strength of bolt-on M&A

We acquired 41 new businesses, comprising 34 in Pest Control and seven in Hygiene & Wellbeing. A total consideration of c.£261m was agreed for these acquired businesses with total annualised revenues of c.£106m in the year prior to purchase. We have added 13 new businesses in North America during the period with c.£46m revenues acquired. This included the acquisition in the second half of the year of Action Pest Control, a Midwest provider ranking #62 on the Pest Control Technology Top 100 list. There was also a good performance in the Pacific region with eight deals (annualised revenues of c.£22m), Asia and MENAT with seven deals (annualised revenues of c.£8m), Europe (inc. LATAM) with 11 deals (annualised revenues of c.£12m) and two deals in the UK & SSA region (annualised revenues of c.£18m). In addition, the Group acquired a further 8% of the share capital of the Rentokil PCI business in India to take ownership to 65%. The Rentokil PCI business is already 100% consolidated in the Group accounts.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and Hygiene & Wellbeing, to build density in growth and emerging markets (Cities of the Future). Our pipeline of prospects remains strong and our current guidance on spend on M&A for FY 24 is c.£250m.

Central and regional overheads
Central and regional overheads of £121m (at CER and AER) were up £14m on the prior year (FY 22: £107m at CER and AER) driven by Terminix related central investments including higher share based payment charges for the larger combined organisation.

Restructuring costs
The Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off items and are excluded from Adjusted Operating Profit. Restructuring costs of £9m at CER (£7m at AER) were down £3m on the prior year (FY 22: £12m at CER and AER). They consisted mainly of costs in respect of initiatives focused on our North American and Argentinian transformation programmes.

Interest (at AER)
Adjusted interest of £141m at actual exchange rates was higher year on year, partly reflecting £86m of annualised interest charges relating to financing of the Terminix transaction, £15m of lease interest charges and a £7m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of £11m at AER in 2023 was £11m lower than the prior year (FY 22: £22m) due to devaluation of the Argentinian peso. Cash interest in FY 23 was £166m (FY 22: £39m) reflecting both higher interest on debt raised for the Terminix acquisition and the phasing of coupon payments annually in arrears.

The Adjusted interest summary table on page 62 demonstrates how the components of our financing drive interest costs and incomes and the expected range for 2024 at average exchange rates. Changes in variable interest rates, exchange rates and CPI rates in hyper-inflationary economies during 2024 will impact the reporting of interest costs for 2024.

Tax
The income tax charge for the period at actual exchange rates was £112m on the reported profit before tax of £493m, giving an effective tax rate (ETR) of 22.7% (FY 22: 21.6%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for FY 23 was 23.8% (FY 22: 19.7%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (FY 22: 23.7%).

Net debt and cash flow[1]

	Year to Date		
£m at actual exchange rates	**2023 FY** **£m**	2022 FY £m	Change £m
Adjusted Operating Profit	**898**	571	327
Depreciation	**300**	276	24
Other	**30**	12	18
Adjusted EBITDA	**1,228**	859	369
One-off and adjusting items (non-cash)	**(11)**	(77)	66
Working capital[2]	**(47)**	9	(56)
Movement on provisions	**(56)**	(12)	(44)
Capex – additions	**(211)**	(190)	(21)
Capex – disposals	**14**	5	9
Capital element of lease payments and initial direct costs incurred	**(151)**	(104)	(47)
Interest	**(166)**	(39)	(127)
Tax	**(100)**	(77)	(23)
Free Cash Flow	**500**	374	126
Acquisitions	**(242)**	(1,018)	776
Disposal of companies and businesses	**19**	1	18
Dividends	**(201)**	(122)	(79)
Cost of issuing new shares	**–**	(16)	16
Cash impact of one-off and adjusting items	**(107)**	(59)	(48)
Other	**(6)**	–	(6)
Debt related cash flows:			
Cash outflow on settlement of debt related foreign exchange forward contracts	**(3)**	26	(29)
Net investment in term deposits	**–**	1	(1)
Proceeds from new debt	**–**	2,383	(2,383)
Debt repayments	**–**	(844)	844
Debt related cash flows	**(3)**	1,566	(1,569)
Net increase/(decrease) in cash and cash equivalents	**(40)**	726	(766)
Cash and cash equivalents at the beginning of the year	**879**	242	637
Exchange losses on cash and cash equivalents	**(7)**	(89)	82
Cash and cash equivalents at end of the financial year	**832**	879	(47)
Net increase/(decrease) in cash and cash equivalents	**(40)**	726	(766)
Debt related cash flows	**3**	(1,566)	1,569
IFRS 16 liability movement	**3**	(34)	37
Debt acquired	**(1)**	(946)	945
Bond interest accrual	**(1)**	(42)	41
Foreign exchange translation and other items	**169**	(132)	301
Increase in net debt	**133**	(1,994)	2,127
Opening net debt	**(3,279)**	(1,285)	(1,994)
Closing net debt	**(3,146)**	(3,279)	133

1. Net debt is defined and explained in Note C2 to the Consolidated Financial Statements.
2. Excludes £20m of one-off and adjusting items flowing through working capital in 2023.

Net cash flows from operating activities have risen by 22.8% to £737m in 2023. Free Cash Flow of £500m was £126m higher than in FY 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £1,228m, up 43.0% versus 2022. One-off and adjusting items (non-cash) of £11m inflow (FY 22: £77m) represent Terminix related one-time share incentive schemes and asset impairments.

The Group had a £47m working capital outflow in FY 23. Working capital was driven higher by revenue growth, predominantly in North America and Europe, across receivables and contract cost assets. Capital expenditure of £211m was incurred in the period (FY 22: £190m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure. Lease payments were up 45.2%.

Cash interest payments of £166m were £127m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction.

Cash tax payments for the period were £100m, an increase of £23m compared with the corresponding period last year. Adjusted Free Cash Flow Conversion was 89.4%.

Cash spend on current and prior year acquisitions was £242m, dividend payments were £201m and the cash impact of one-off and adjusting items was £107m (largely related to the Terminix acquisition). Foreign exchange translation and other items of £169m is primarily due to the weakening of the US Dollar against Sterling. Overall, this led to a change in net debt of £133m and closing net debt of £3,146m.

Going concern
The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group's strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group's forecast funding needs, including those modelled in a severe but plausible downside case. Details of the scenarios modelled are explained in the Material Accounting Policies section of the Annual Report.

Financial Review
continued

Funding
As at 31 December 2023, the Group had liquidity headroom in the region of £1,600m, including £785m ($1.0bn) of undrawn revolving credit facility (RCF), with a maturity date of October 2028. The net debt to Adjusted EBITDA ratio was 2.6x at 31 December 2023 (31 December 2022: 3.8x). The net debt to EBITDA ratio was 2.8x at 31 December 2023 (31 December 2022: 4.6x). In July 2023, S&P Global reaffirmed the Group's BBB investment grade credit rating; and in October 2023 the Group got a second rating (BBB with a stable outlook) from Fitch Ratings. The interest rate on approximately 81% of the Group's debt including leases is fixed. The Group has no debt maturities until November 2024.

Dividend
The Group adopts a progressive dividend policy with dividend payments related to the level of Free Cash Flow available. The Group aims to pay dividends twice a year and the level of each dividend is decided by the Board. When determining the level of dividend each year, the Board considers the following:

• cash generation in the year;

• future cash generation;

• cash availability at the point of dividend;

• profits available for distribution;

• cash required to invest in capital; and

• expenditure and acquisitions.

The Board is recommending a final dividend in respect of 2023 of 5.93p per share, payable to shareholders on the register at the close of business on 5 April 2024, to be paid on 15 May 2024. This equates to a full-year dividend of 8.68p per share, an increase of 15.0% compared to 2022. The last day for DRIP elections is 23 April 2024.

Technical guidance update for FY 24
Expected P&L outcomes
• Restructuring costs: £5m; and one-off and adjusting items excl. Terminix: c.£10m

• Terminix integration costs to achieve[1]: c.$90m-$100m

• Central and regional overheads, including Terminix related investments. £145m-£150m

• P&L adjusted interest costs: c.£135m-£145m[2], incl. £10m-£15m of hyperinflation (at AER)

• Estimated Adjusted Effective Tax Rate: 25%-26%

• Share of Profits from Associates: c.£8m-£10m

• Impact of FX within range of -£25m to -£35m[3]

• Intangibles amortisation: £175m-£185m

• Due to closure of the Paragon distribution business, North America regional Revenue and Adjusted Operating Profit in 2024 will be reduced by approximately $61m and $4m respectively.

Expected cash outcomes
• Overall one-off and adjusting items: c.£85m-£95m

• Working capital: c.£50m-£60m and c.£55m-£65m of provision payments

• Capex excluding right of use (ROU) asset lease payments: £250m-£260m

• Cash interest: c.£160m-£170m

• Cash tax payments: £115m-£125m

• Anticipated spend on M&A in 2024 of c.£250m

1. Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBT.
2. Interest costs will be impacted by refinancing decision taken around the maturity of the €400m bond with a maturity date of November 2024.
3. Based on maintenance of current FX rates.

Adjusted Interest summary[1]

	Amount	Rate	Fixed/ Floating	2023 AER £m	2024 CER £m
Bonds and swaps					
EUR	400	0.95%	Fixed	–	–
EUR	500	0.88%	Fixed	–	–
EUR	600	0.50%	Fixed	–	–
EUR	850	3.88%	Fixed	15	15
EUR	600	4.38%	Fixed	23	23
GBP	400	5.00%	Fixed	20	20
Amortised Cost			Fixed	4	3
Swaps		3.53% (avg)	Fixed	42	40
Total				**104**	**101**
Term Loan					
USD	700	5%-6%	Float	**31**	**23**
Lease Interest			Float	25	26
Other Interest			Float	18	23
Total Other				**43**	**49**
Finance cost[2]				**178**	**173**
Interest received				(26)	(20)
Hyperinflation				(11)	(13)
Finance income[3]				**(37)**	**(33)**
Adjusted Interest				**141**	**140**
Amortisation of discount on legacy provisions[2]				11	10
Gain on hedge accounting recognised in finance income/cost[3]				(11)	–

2023 average FX rate for £/€: 1.1503 and £/$: 1.2441
1. For a full reconciliation of statutory interest measures to Adjusted Interest, please see Use of Non-IFRS Measures on page 65.
2. 2023 Finance costs totalled £189m. See Note C8.
3. 2023 Finance income totalled £(48)m See Note C9.

Stuart Ingall-Tombs
Chief Financial Officer

7 March 2024

Use of Non-IFRS Measures

Reconciliation of non-IFRS measures to the nearest IFRS measure

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)

Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used for 2023 are £/$ 1.2441 (2022: 1.2421) and £/€ 1.1503 (2022: 1.1717). Comparisons are with the year ended 31 December 2022 unless otherwise stated.

Organic Revenue Growth

Acquisitions are a core part of the Group's growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance, positive or negative, of the business, by identifying Organic Revenue Growth excluding the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company's stewardship, whether favourable or unfavourable, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: i) the impacts from foreign exchange rate changes, ii) the growth in revenues that have resulted from completed acquisitions in the current period, and iii) the estimate of pre-acquisition revenues from each business acquired. The sum of ii) and iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not 'pro-forma' adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.

If an acquisition is considered to be a material transaction, such as the Terminix acquisition in October 2022, the above calculation is amended in order to give a 'pro-forma' view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition. The same adjustments are made to our North America and Pest Control segment revenues for 2022 and 2023 as a result of the material Terminix acquisition.

While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable to similarly labelled measures presented by other publicly traded companies in similar or other industries.

	North America £m	Europe (incl. LATAM) £m	UK & Sub-Saharan Africa £m	Asia & MENAT £m	Pacific £m	Central and regional £m	Total £m
2022 Revenue	1,849	941	365	321	227	11	3,714
Adjustment for Terminix pre-acquisition 2022 Revenue[1]	1,310	23	–	–	–	–	1,333
Normalised 2022 Revenue (base for Organic Revenue Growth percentage)	3,159	964	365	321	227	11	5,047
Revenue from 2023 acquisitions (at 2022 CER)[2]	33	7	15	6	14	–	75
Revenue from 2022 acquisitions (at 2022 CER)[3]	25	27	1	7	4	–	64
Organic Revenue Growth 2023 (at 2022 CER)[4]	97	80	13	23	16	(1)	228
Exchange differences	(8)	3	(4)	(18)	(12)	–	(39)
2023 Revenue (at AER)	3,306	1,081	390	339	249	10	5,375
Organic Revenue Growth %	3.0%	8.3%	3.4%	7.1%	6.8%	(4.4)%	4.5%
Year-over-year change in disinfection revenue	(1)	(8)	–	(9)	–	–	(18)
Organic Revenue Growth excluding disinfection %	3.1%	9.2%	3.5%	10.2%	6.8%	(4.4)%	4.9%

1. The adjustment brings in 2022 pre-acquisition revenue back to the first day of the prior financial period for the acquired Terminix entities.
2. Revenue from completed acquisitions in the current period.
3. Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.
4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2022.

Use of Non-IFRS Measures
continued

	North America £m	Europe (incl. LATAM) £m	UK & Sub-Saharan Africa £m	Asia & MENAT £m	Pacific £m	Central and regional £m	Total £m
2021 Revenue	1,291	832	354	271	197	12	2,957
Adjustment for Terminix pre-acquisition 2021 Revenue[1]	1,412	33	–	–	–	–	1,445
Normalised 2021 Revenue (base for Organic Revenue Growth percentage)	2,703	865	354	271	197	12	4,402
Revenue from 2022 acquisitions (excluding Terminix) (at 2021 CER)[2]	15	38	–	6	7	–	66
Revenue from 2021 acquisitions (at 2021 CER)[3]	48	11	–	12	4	–	75
Organic Revenue Growth 2022 (at 2021 CER)[4]	89	55	11	19	13	(1)	186
Exchange differences	305	(5)	–	13	6	–	319
Remove Terminix pre-acquisition 2022 Revenue (at AER)[5]	(1,311)	(23)	–	–	–	–	(1,334)
2022 Revenue (at AER)	1,849	941	365	321	227	11	3,714
Organic Revenue Growth %	3.2%	6.3%	3.1%	6.8%	7.5%	(11.9)%	4.2%
Year-over-year change in disinfection revenue	(61)	(21)	(6)	(7)	(1)	–	(96)
Organic Revenue Growth excluding disinfection %	5.7%	9.1%	4.9%	11.0%	7.9%	(11.9)%	6.6%

1. The adjustment brings all 12 months of 2021 pre-acquisition revenue for the acquired Terminix entities.
2. Revenue that has resulted from completed acquisitions in the current period.
3. Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.
4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2021 and for Terminix in the period since acquisition on 12 October 2022.
5. Removal of the acquired entities of Terminix 2022 revenue pre-acquisition revenues at current-year exchange rates from the first day of the period to the anniversary of acquisition.

Adjusted expenses and profit measures

Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

• amortisation and impairment of intangible assets (excluding computer software);
• one-off and adjusting items; and
• net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 181).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items

An analysis of one-off and adjusting items is set out below.

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow) £m
2021			
Acquisition and integration costs	13	(1)	(12)
Terminix acquisition costs	6	–	(6)
Other	2	(1)	(9)
Total	21	(2)	(27)
2022			
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme – return of surplus	–	–	22
Other	1	–	2
Total	136	(20)	(59)

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow) £m
2023			
Acquisition and integration costs	13	(2)	(13)
Fees relating to Terminix acquisition	1	–	(25)
Terminix integration costs	81	(21)	(74)
Other	3	(1)	5
Total	**98**	**(24)**	**(107)**

Adjusted Interest

Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

	2023 AER £m	2022 AER £m
Finance cost	**189**	79
Finance income	**(48)**	(49)
Add back:		
Amortisation of discount on legacy provisions	**(11)**	(3)
Foreign exchange and hedge accounting ineffectiveness	**11**	21
Adjusted Interest	**141**	48

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2023 £m	2022 £m
Operating profit	**625**	317
Add back:		
One-off and adjusting items	**98**	136
Amortisation and impairment of intangible assets[1]	**175**	118
Adjusted Operating Profit (at AER)	**898**	571
Effect of foreign exchange	**(1)**	–
Adjusted Operating Profit (at CER)	**897**	571

1. Excluding computer software.

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

	2023					
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles[1] £m	Non-IFRS measures £m	
Profit before income tax	**493**	**–**	**98**	**175**	**766**	**Adjusted Profit Before Tax**
Income tax expense	(112)	(2)	(24)	(44)	(182)	Tax on Adjusted Profit
Profit for the year	**381**	**(2)**	**74**	**131**	**584**	**Adjusted Profit After Tax**

	2022					
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles[1] £m	Non-IFRS measures £m	
Profit before income tax	296	(18)	136	118	532	Adjusted Profit Before Tax
Income tax expense	(64)	3	(20)	(24)	(105)	Tax on Adjusted Profit
Profit for the year	232	(15)	116	94	427	Adjusted Profit After Tax

1. Excluding computer software.

Use of Non-IFRS Measures
continued

Adjusted EBITDA

Adjusted EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, one-off and adjusting items, and amortisation, impairment of intangible assets and other non-cash expenses to profit for the year.

	2023 £m	2022 £m
Profit for the year	**381**	232
Add back:		
Finance income	**(48)**	(49)
Finance cost	**189**	79
Share of profit from associates net of tax	**(9)**	(9)
Income tax expense	**112**	64
Depreciation	**300**	276
Other non-cash expenses	**30**	12
One-off and adjusting items	**98**	136
Amortisation and impairment of intangible assets[1]	**175**	118
Adjusted EBITDA	**1,228**	859

1. Excluding computer software.

Adjusted Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note A2 to the Consolidated Financial Statements. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note A2 to the Consolidated Financial Statements.

	2023 £m	2022 £m
Profit attributable to equity holders of the Company	**381**	232
Add back:		
Net interest adjustments	**–**	(18)
One-off and adjusting items	**98**	136
Amortisation and impairment of intangibles[1]	**175**	118
Tax on above items[2]	**(70)**	(41)
Adjusted profit attributable to equity holders of the Company	**584**	427
Weighted average number of ordinary shares in issue (million)	**2,516**	2,002
Adjustment for potentially dilutive shares (million)	**11**	12
Weighted average number of ordinary shares for diluted earnings per share (million)	**2,527**	2,014
Basic Adjusted Earnings Per Share	**23.19p**	21.34p
Diluted Adjusted Earnings Per Share	**23.08p**	21.22p

1. Excluding computer software.
2. The tax effect on add-backs is as follows: one-off and adjusting items £24m (2022: £20m); amortisation and impairment of intangibles £44m (2022: £25m); and, net interest adjustments £2m (2022: £(3)m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.

A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	2023 £m	2022 £m
Net cash flows from operating activities	**737**	600
Purchase of property, plant, and equipment	**(167)**	(153)
Purchase of intangible assets	**(44)**	(37)
Capital element of lease payments and initial direct costs incurred	**(151)**	(104)
Proceeds from sale of property, plant and equipment, and software	**14**	5
Cash impact of one-off and adjusting items	**107**	59
Dividends received from associates	**4**	4
Free Cash Flow	**500**	374

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through Other Comprehensive Income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	2023 £m	2022 £m
Free Cash Flow	**500**	374
Product development additions	**10**	10
Net investment hedge cash interest through Other Comprehensive Income	**12**	8
Adjusted Free Cash Flow (a)	**522**	392
Adjusted Profit After Tax (b)	**584**	427
Adjusted Free Cash Flow Conversion (a/b)	**89.4%**	91.8%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2023 £m	2022 £m
Net cash flows from operating activities (a)	**737**	600
Profit attributable to equity holders of the Company (b)	**381**	232
Cash Conversion (a/b)	**193.4%**	258.6%

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	2023 £m	2022 £m
Income tax expense	**112**	64
Tax adjustments on:		
Amortisation and impairment of intangible assets[1]	**44**	24
Net interest adjustments	**2**	(3)
One-off and adjusting items	**24**	20
Adjusted Income Tax Expense (a)	**182**	105
Adjusted Profit Before Tax (b)	**766**	532
Adjusted Effective Tax Rate (a/b)	**23.8%**	19.7%

1. Excluding computer software.

The Group's effective tax rate (ETR) for 2023 on reported profit before tax was 22.7% (2022: 21.6%). The Group's Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for 2023 was 23.8% (2022: 19.7%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (2022: 23.7%). The Group's low tax rate in 2023 is primarily attributable to net prior-year tax credits of £12m (2022: £9m).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Responsible Business











One Team
One Vision

Rentokil
Initial

Inside this section

Independent Accreditation
We aim to engage positively with all stakeholders and continued to receive strong independent ratings for our ESG activities in 2023:





MSCI ESG RATINGS AA	AA rating.
SUSTAINALYTICS	Low Risk. Strong Management.
Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	96th percentile score. Yearbook member.



At Rentokil Initial, being a responsible business means working with our colleagues to create a safe workplace; protecting the environment through our innovations and more efficient ways of operating; supporting customers with high levels of service; protecting the resilience of our operations; actively contributing to our communities; and managing our governance to provide our stakeholders with confidence and transparency. These responsible business priorities are aligned with those of our key stakeholders (see page 83) and are driven by our mission and business strategy.

2023 has seen several developments in Environmental, Social and Governance (ESG) reporting requirements.

For three years we have reported against the Sustainability Accounting Standards Board (SASB) standard for our sector of Commercial Services, and this will now be incorporated into our Social sustainability statement along with updates on our colleagues, customers, suppliers and communities, and links to other relevant information. More information can be found on pages 69 to 71.

The Financial Conduct Authority's new Listing Rules requirements on diversity-related reporting came into effect during the year. Further details on our targets related to the representation of women and ethnic minorities on the Board can be found on page 128.

Within our Environment sustainability statement, we provide a review of our good progress against our environment plan in 2023 (see pages 72 to 74) and include our third report against the Task Force on Climate-related Financial Disclosures (TCFD) standard, which can be found on pages 75 to 81.

We are also taking our first steps towards the International Sustainability Standards Board (ISSB) disclosure standards (IFRS S1 General Requirements and IFRS S2 Climate-related Disclosures), having completed a high-level assessment against the standards. This shows that we are already disclosing against many of the requirements.

In addition, in our Governance sustainability statement we outline the process that we have undertaken to prepare the Company to meet the new Corporate Sustainability Reporting Directive (CSRD). In the coming years, we will continue to enhance our climate and social sustainability disclosures to ensure alignment with new reporting requirements.

Social sustainability statement

0.31
Lost Time Accident rate
2022: 0.39

7.05
Working Days Lost rate
2022: 7.90

84.2%
Colleague retention rate
2022 (restated): 79.5%

1.96m
Training activities completed in 2023 on U+ Online

22,199
Job applications received via the Careers+ app in 2023

This Social Sustainability Statement provides an update on activities and performance for colleagues, customers, and communities. Activities are undertaken with consistent, global policies, measures, and management approaches.

Within our risk register, as a service organisation, many of our country-level operational risks are people and customer related, such as effective colleague recruitment and retention. The importance of social sustainability is also reflected in the SASB standards for our sector of Commercial Services:

Data security, pages 71 and 116

Colleague retention, pages 16 and 22

Workforce diversity, pages 69 and 128

Board diversity, pages 128 and 129

Workforce engagement, page 70

Professional integrity, pages 82 and 116

Our colleagues

Rentokil Initial defines a responsible workplace as one focused on safety, underpinned by a values-driven culture, and supports our colleagues to develop a long-term career with the Company.

We are committed to being a world-class Employer of Choice and employ 62,900 colleagues (2022: 58,600) in 90 countries.

Colleague safety

Above all else, our colleagues' safety comes first. This is one of our primary ESG risks and is managed by a dedicated team with consistent global policies and performance measures across the Company.

This year, we have delivered another high level of colleague safety, improving our Lost Time Accident rate to 0.31 (against our target of 0.38) and Working Days Lost to 7.05 (against our target of 7.86). See the table below for long-term safety performance.

This performance was driven by our ongoing focus on safety, robust management standards, and commitment to best practices.

There were no work-related colleague fatalities in 2023.

Diversity

We strive to ensure that our local businesses reflect the communities in which we operate and to create an environment where everyone's contribution matters, and everyone has equal opportunities to succeed.

Our workplace strategy places great emphasis on diversity, where everyone regardless of gender identity, race, colour, nationality, age, sexual orientation, physical ability or background, can reach the highest levels based on merit. In 2023:
- 14,640 (23.3%) of colleagues were female and 48,291 (76.7%) male;
- 35 (25%) of our senior leaders were female and 105 (75%) male;
- 52 (25%) of our senior leaders (inc. subsidiary directors) were female and 157 (75%) male; and
- three (33.3%) of our Board directors were female and six (66.6%) male.

From our most recent Fast Track Global Talent Pool which started in 2023, 10 (45%) of participants are female, the highest number we have had in the Fast Track cohort.

In line with The Parker Review we have set a target to improve our ethnic diversity and reach 20% of our senior leadership team by the end of 2027 (2023: 15.5%). This is based on those colleagues who have provided data, and excludes those based in countries where we cannot ask or hold ethnicity information.

Training and development

We support colleagues with a wide range of training and development opportunities, including technical training and online development through U+. Colleagues undertook 1.96m courses on U+ in 2023 and over 150 new training courses were developed by our in-house content development team.

In 2023, we continued to provide employment opportunities for young people with 247 apprentices; we accounted for c.5% of the customer service apprenticeships in England. We have been placed within the top 30 apprenticeship employers in England, being recognised for our commitment to creating new apprenticeships, the diversity of our apprentices and the number of apprentices who successfully achieve their apprenticeships.

More information can be found in the Responsible Business Report, which is available on our website.





Key Performance Indicators	2023	2022	2021	2020	2019
Lost Time Accidents (LTA)[1]	**0.31**	0.39	0.38	0.39	0.53
Working Days Lost (WDL)[2]	**7.05**	7.90	8.71	8.46	10.99

1. The LTA rate is calculated as the number of Lost Time Accidents (injuries and illnesses) per 100,000 hours worked.
2. The WDL rate is calculated as the number of working days that colleagues could not work because of Lost Time Accidents (injuries and illnesses) per 100,000 hours worked.

Colleague engagement

This year, we undertook Your Voice Counts (YVC), a global, confidential survey, which provides every colleague with the chance to give feedback on workplace culture, leadership, customer focus, development, and line manager performance. The survey is undertaken every two years.

We maintained our strong levels of engagement (79%, in line with the Global Company Norm) and enablement (83%, which was 5ppts ahead of the Global Company Norm). We received excellent feedback on the questions relating to Safety, Health, and Environment (SHE), 'My Manager', and Diversity, Equality, and Inclusion.

The survey results also demonstrated that colleagues support the Company's approach and focus on safety – a key ESG risk – which continues to be our highest performing category.

Areas which fall below the Global Company Norm include satisfaction with benefits and manager support for development. Absolute scores for Engagement were generally lower than for Enablement.

Key line manager behaviours over time
Source: Your Voice Counts survey



- My manager provides clear and regular feedback on my performance
- My manager is good at recognising my performance when I do a good job
- My manager coaches me in my development

90%
Participation rate of 90% or 54,300 colleagues, 10ppts above average

+17ppts
Colleagues scored **'Equal Opportunities'** in Rentokil Initial, 17ppts above the Global Company Norm

+5ppts
Colleagues scored **'I receive the Training and Development to do my job well',** 5ppts above the Global Company Norm

+7ppts
Colleagues scored **'I have the tools and equipment to do my job well',** 7ppts above the Global Company Norm

+7ppts
Colleagues scored **'clear and regular feedback on my performance',** 7ppts above the Global Company Norm

+8ppts
Colleagues scored **'I would recommend our services and products to others (friends, family)',** 8ppts above the Global Company Norm

Colleague retention

In 2023, colleague retention increased globally by 4.7% to 84.2%. All regions improved year on year.

In 2023, our North America region increased colleague retention by 5.0ppts. This has been achieved through a wide-ranging programme including:
- launch of a consistent retention dashboard and manager training;
- empowering leaders to meet with colleagues to identify potential issues before they escalate and exploring potential solutions that may encourage a colleague to stay;
- mentoring resources; and
- consistent and enhanced new hire and onboarding experiences with a clear plan for the first three days, welcome kits and communications, plus one-month and six-month onboarding surveys.

Please see our Group KPIs on page 22.

+8%
Terminix service technician retention has increased by 8% since our acquisition closed in October 2022

Recruitment

Our Career+ app has also seen continued success across Rentokil Initial and has been successfully launched in Terminix. The app provides colleagues with a tool to share job vacancies externally on social media and to view roles across the organisation, allowing them to seek out potential opportunities for progression or roles more suitable for their needs.

In 2023, Career+ received more than 22,000 job applications – 16,480 external and 5,719 from existing colleagues – with no advertising or recruitment fees. In addition, the Company has launched a new global career portal.

22,000+
Job applications delivered by our Career+ app in 2023



Our suppliers

The supply of products to our global businesses is managed through the Group Procurement team.

We purchase a wide variety of hardware and equipment such as rodent traps, insect light traps, and bird protection devices which are typically designed internally and either manufactured in-house or sourced externally from specialist suppliers.

In our sourcing decisions, compliance with Rentokil Initial standards for a responsible and sustainable business approach is used as a go/no-go gate rather than as a weighting factor for decision-making. Suppliers that do not conform to required standards during the pre-selection evaluation are eliminated from the tender process. If an area of non-compliance is discovered at a new or existing supplier, they are given the opportunity to address and resolve the issue, with our support where required.

For further details, please see Governance on page 82 and our Modern Slavery Statement which is available on **rentokil-initial.com**

Our customers

A responsible partner

Rentokil Initial's services protect people from the health dangers of pests, enhance lives with greater standards of hygiene and better workplace environments, and protect our planet through ever more sustainable services for customers.

Providing outstanding customer service is a key component of our business model. We set out to engage our customers to fully understand their needs and provide innovative services to meet their requirements. Customers range from multinationals to local businesses and people at home.

In 2023, our State of Service (Group KPI) reached 97.8% (2022: 95.9%), ahead of our 95% global target.

Innovation

Innovation is an integral part of our business, which not only provides our customers with more efficient and best-in-class products and services, but also ensures our operations are conducted more efficiently and sustainably.

Our innovation pipeline is focused on developing non-toxic solutions, more sustainable products, and digital services.

Our innovation projects are mainly generated in-house, through our science and innovation teams, or as a result of insights gained from our businesses and customers around the world.

Other projects are initiated as a collaboration with external partners, who bring their own specialised expertise to a project. Our partners engage with our scientific and technical teams to turn ideas into new and exciting solutions to meet customer needs now and in the future.

In 2024, we will open our first dedicated pest control innovation centre in the US.

To read more about sustainable innovation, see our Environment Sustainability Statement on page 72.

Digital services

Rentokil Initial uses digital technologies to set new standards in the protection of people from the risks of pest-borne disease. This is a contracted service for customers such as food producers and retailers.

PestConnect

PestConnect offers 24/7 monitoring and therefore more effective control of rodents.

By the end of 2023, we had c.356,000 PestConnect units operating in customer premises, an increase of c.23% year on year.

In 2023, we began to undertake a series of customer trials in the use of micro digital camera technology and Artificial Intelligence (AI) to remotely monitor, identify, and alert technicians and customers to rodent activity. Cameras were installed in customers' premises in areas such as roofing voids and behind ceiling panels which may be difficult to reach.

Digital technologies

Digital technologies are increasingly deployed across the Company to enhance the experience of colleagues and customers, and to add efficiency and insight.

In 2023, we began to investigate the use of AI to enhance the efficiency and effectiveness of our operations. Activities included:
- a private AI cloud setup was completed;
- we saw encouraging outcomes from initial Proof of Concepts;
- an AI Blueprint definition is under development; and
- we have identified four initial-use cases focused on Organic growth: Sales lead conversion, contract renewals and pricing execution, sales lead qualification, and customer retention.

Digital security

Like all organisations, we continue to identify, monitor, and mitigate the risk of cyber attacks. We have a dedicated IT security team who are supported by external specialists.

We continue to invest in IT security, ensuring that the security posture of our systems and services are maintained at an appropriate level and this is monitored and regularly improved. Our approach to data protection is aligned with the key requirements of established global data protection and privacy laws.

Further information is available on page 116 in our Corporate Governance report.

Our communities

Our approach to charitable and community engagement is in line with our core social purpose of Protecting People, Enhancing Lives and Preserving our Planet. We also aim to make a meaningful contribution to the local economy and to support the communities where we operate.

Rentokil Initial Cares is our global charity and community programme which supports colleagues' local efforts, alongside national and global initiatives. It supports charities and good causes which have significant impacts in many parts of the world, such as protecting families from the threat of malaria in Africa and reducing deforestation in the Pacific and Africa.

In 2023, we donated £569,000 to charities and good causes. This excludes gifts in kind and product donations.

To mark the first anniversary of Rentokil Terminix, we held a Spirit Day. The event was about giving back to the communities in which colleagues live and work with a month-long food drive. We committed donations of $70,000 to Feeding America and $30,000 to Second Harvest in Canada. Colleagues also donated cans and other non-perishable foods to local charities.

During the year we donated £25,000 to the UNICEF Syria-Türkiye Emergency Appeal.

See our Responsible Business Report 2023 for further details.

Social value

Better Futures is one of Rentokil Initial's key long-term community initiatives. Predominantly focused on India, the programme delivers basic health education to local community members, schools, and charities.

More than 39,500 children and adults have participated in educational events over the past 10 years through Better Futures.









Environment sustainability statement

683
ultra-low emission vehicles in our global fleet (2022: 368)

16%
decrease in emissions from fumigant usage in 2023

5
countries with renewable energy contracts

16%
reduction in emissions intensity index (20% target by end of 2025)

This Environment Sustainability Statement provides an update on our journey towards more environmentally friendly operations and services, and progress towards our target to reach net zero carbon emissions from our operations by the end of 2040. Activities are undertaken with consistent global policies, measures, and management approaches, executed locally by our country teams.

The journey to net zero emissions is not only the right thing to do for society, but it is also the right thing for our business. Our stakeholders, particularly our colleagues, support our environmental ambitions.

We have met our previous targets for 10% (2011–15) and further 20% (2016–19) carbon efficiency improvements.

In 2020, the Board set a new target to reduce the emissions intensity index (kilogrammes of CO_2 per £m revenue on a constant exchange rate basis) by 20% by the end of 2025 (using 2019 data as the baseline). As of the end of 2023, this efficiency index had achieved a 16% reduction. This includes Terminix emissions and revenue.

This statement includes our Task Force on Climate-related Financial Disclosures (TCFD) report for 2023, from page 75 and our environmental metrics on page 81.

2023 progress report: transitioning to lower carbon operations

Our environment plan features eight workstreams, which made good progress in 2023.



Sustainable solutions — Chemicals, Consumables, Hardware

1. Chemicals

Our aim is to minimise the use of chemicals in pest control through Integrated Pest Management (IPM) processes, digital connected solutions and non-toxic devices. We use a range of non-toxic and sustainable solutions, such as the use of heat treatments, where possible. We only use products that are on our authorised product list.

Before a technician undertakes pest control activities, a site risk assessment is undertaken to evaluate the correct response to deal with the infestation. Alternative integrated pest management strategies, such as proofing and improved housekeeping are advised where appropriate. Around 10 million site risk assessments were undertaken in 2023.

Operations are undertaken in line with local regulations and the use of rodenticide in line with the practices identified by the Campaign for the Responsible Rodenticide Use.

Development of non-toxic solutions
In pest control, before any treatment is considered, we consider barriers, such as proofing and exclusion materials under doors or in gaps next to pipes, that might solve the pest problem.

In 2023 we continued to roll out Flexi Armour, a range of rodent-proofing barrier products. This innovation enables our technicians to seal gaps with resilient resin, allowing the expansion joints to continue to flex while stopping rodents from gaining access.

Use of heat treatments is a chemical-free method of pest control that, through the targeted application of heat, is effective against most types of pest insects, such as bedbugs and cockroaches. It eliminates the different life stages of insects (egg, larva and adult) in just one treatment.

Fumigation
Our goal is a 70% reduction in emissions from fumigations by 2030. This will be tackled through our Replace-Reduce-Recapture (3R) initiatives: Replace, to use non-chemical methods such as heat treatment wherever possible; Reduce, minimising the space required to be treated; and Recapture, using experimental setups and filtration trials.

In 2023, we continued to explore alternatives for the use of sulfuryl fluoride (SF) as a fumigant, while ensuring quality of service is maintained, and made good progress in the use of methods to reduce the level of fumigation gas used on customer sites.

We have agreed regional reduction paths across the Group and are continuing to test alternative chemicals and prepare country registration requirements, although approval may take several years.

The emissions equivalent from fumigation decreased year on year by 16% in 2023 reflecting our 3R activities and fluctuations in customer demand.

See page 81 (Environment data) for details of the emissions equivalent from fumigation services over time.

2. Consumables

We are continuing to reduce our environmental impact from paper, soaps, and plastics.

Our goal is for all hygiene paper products to hold recognised environmental accreditations (FSC for virgin fibre, EU Flower or equivalent for recycled) by 2025. Having set a target of over 90% by the end of 2022, we were pleased to confirm that we reached c.96% last year and we are now working with suppliers to further improve this.

We are also focused on working with suppliers to reach 90% of the palm oil used in our products or services to be sourced from Roundtable on Sustainable Palm Oil (RSPO) approved supply chains. We are pleased to confirm that this target was reached in 2023.







Reduction in use of plastic bags
Strict standard operating procedures for the On-Site Servicing (OSS) of our sanitary waste units mitigate the spread of germs and bacteria, in a hygienic and professional way.

OSS also has environmental benefits versus a depot-washing of the bins, including: water and electricity savings, and reduced transport CO_2 emissions (in Australia, The Carbon Trust calculated a 24% saving).

3. Hardware
Rentokil Initial offers a range of services and products that support our customers to achieve their own sustainability objectives.

Rodent control
All of our rodent bait stations are now produced from recycled polymer, including Eradico, our new global bait station that can be used with different types of solutions, including our connected products.

In 2024 we will launch RADAR X, a proprietary new solution to protect businesses from mice:
• more sustainable with longer battery life, less packaging and modular build with field replaceable components to reduce waste; and
• more robust as the central part of the unit withstands pressure of up to two metric tonnes, dust and water resilience to IP65 for a longer service life.

Flying insect control
Our innovative Lumnia LED fly control range continues to offer a more effective and energy-efficient alternative to traditional fluorescent tubes systems:
• energy savings of up to 79%;
• lamps last 33% longer than other LED units on the market;
• 80% greater reach than traditional fluorescent tubes; and
• zero toxic chemicals – no mercury.

Around 445,000 Lumnia units have been sold since launch in 2017, delivering energy usage and carbon emissions reductions for our customers. This year, Lumnia was registered for use in North America, allowing us to continue our strategy of offering sustainable pest control solutions.

In 2024 we will introduce BirdAlert 2.0, a sustainable solution which uses the audible calls of different species to scare away nuisance birds; and EcoCatch, a new fly control solution, the most sustainably focused solution created for exterior fly control in the market.







Sustainable operations

Waste
Mobility
Supply chain

4. Waste
We aim to drive the responsible sourcing of products and services, and the disposal of waste, to ensure that we operate at the highest standard that local infrastructure allows in each country.

We are committed to reducing the environmental impact from waste, including the waste we collect from customers through our washroom operations, which is a significant proportion of the waste we manage in those countries with washroom services.

In some instances, the waste we dispose of is required by law to be incinerated for health and safety reasons as it is medical or feminine hygiene waste. However, where it is possible and within our control, we have implemented strategies for increasing the sustainability of our waste disposal.

During 2023 we:
• used 30% recycled plastic in all medical waste bags meaning that we are certified by RecyClass;
• continued to explore new, more sustainable ways of disposing of hygiene and medical waste within the legislative restrictions. In India we have begun to work with a supplier who uses low temperature incineration allowing us to reduce the energy usage of our waste disposal process;
• disposed of 78% of waste from our European operations via sustainable means, in line with the European Waste Codes;
• implemented a paper, plastic and e-waste programme in MENAT;
• battery recycling in Europe reached 75%; and
• continued to refurbish washroom dispensers in France and Italy, with the addition of insect light trap refurbishment in Italy.

2023 progress report: transitioning to lower carbon operations

5. Mobility

Our aim is to minimise vehicle emissions through:

- choosing the optimum size and type of vehicle which offers the most efficiency;
- selection of ultra-low emission vehicles (ULEV) or manufacturer model with the lowest CO_2e;
- the use of route-planning tools to reduce journey mileage; and
- the use of telematics for encouraging more efficient driving.

We now have a range of more sustainable mobility options across our fleet including electric vehicles (EVs), plug-in hybrid EVs, non-plug-in hybrids, e-motorbikes, hybrid motor bikes and e-trikes, and the use of public transport where it is feasible.

Our strategy to reduce emissions from mobility and to transition our fleet to ULEVs by 2040 is continuing to build momentum, with 683 ULEVs (2022: 368) and 1,484 hybrid vehicles (2022: 1,250) at the end 2023.

c.8% of our UK and Europe fleet are ULEVs as we make good progress towards our target to achieve 10% in 2025.

We continue to be limited by a lack of electric charging infrastructure in some countries, as well as a limited choice of large, ultra-low emission vans.

Following the appointment of a new fleet provider in the USA, in 2023 we continued to select the lowest CO_2e vehicle option available based on providing the right-sized vehicle and optimum mileage requirements to provide our services.

Global ULEVs in fleet

2020
75

2021
194

2022
368

2023
683







6. Supply chain

The Company's supply strategy is focused on sustainability, and in ensuring that our suppliers share our values and commitments to high ESG standards.

We are continuing to work with transport and logistics suppliers to reduce the environmental footprint of our supply chain. See page 81 for Scope 3 emissions.



7. Properties

To reduce our emissions from purchased electricity, our strategy is to introduce green energy or renewable tariffs for our owned buildings, focusing on our top 20 countries.

Renewable energy contracts in the UK, Italy, the Pacific region, and for the first time, in India, have reduced our carbon footprint by 1,915 tonnes in 2023.

We also focus on energy efficiency in our properties. This includes the installation of LED lighting in branches and warehouses, and new systems for lights, heating, and air conditioning, with motion sensors to switch off automatically after a certain period of time.

In 2023, our Workwear plants in France saw an increase in their water efficiency – improving by 6% (9.9 litres/kg in 2023, down from 10.5 in 2022).

8. Culture

We recognise that our ambitious net zero target can only be achieved if our colleagues are engaged and fully involved.

Questions around our environmental activities are included in our Your Voice Counts (YVC) all-colleague confidential survey, giving us a better understanding of the views of our colleagues on our commitments and efforts towards our climate targets.

In our 2023 YVC survey, 83% agreed that the Company is making the right decisions to ensure we operate as an environmentally friendly business (4% unfavourable), and 84% agreed that the Company delivers products and services responsibly and sustainably (3% unfavourable).

See page 81 for our 2023 emissions and energy data.

Task Force on Climate-related Financial Disclosures report

The Task Force on Climate-related Financial Disclosures (TCFD) recommendations set an important framework for understanding and analysing climate-related risks, and Rentokil Initial is committed to regular, transparent reporting to help communicate and track our progress.

The information set out on pages 75 to 81 aims to provide key climate-related information and cross-references to where additional information can be found.

In accordance with the UK's Financial Conduct Authority's Listing Rule 9.8.6 (8) we confirm that we have complied with the TCFD recommendations and 11 disclosures, and we have responded to these in this report on pages 75 to 81, and as more broadly reflected in the TCFD Index below. These disclosures are also made in accordance with sections 414CA and 414CB of the Companies Act 2006.

In 2023, we have undertaken significant work to prepare for forthcoming sustainability regulations. Our activities to prepare for the Corporate Sustainability Reporting Directive (CSRD) can be found on page 82.

Our focus is to implement, embed and track progress at an operational level in each country against our plan to achieve net zero by the end of 2040. Details of our activities in 2023 can be found on pages 72 to 74.

During the year, we acquired 41 businesses. This has increased our absolute carbon footprint but does not change our 2040 net zero target. We recognise that with a large global operational footprint this is a stretching target, but we believe it is the right thing to do.

TCFD index

Climate-related governance

Describe the Board's oversight of climate-related risks and opportunities.
• TCFD, page 76
• Risk Management, pages 88 and 92
• Governance, page 108
• Audit Committee Report, page 120

Describe management's role in assessing and managing climate-related risks and opportunities.
• TCFD, page 76
• Our Strategic Priorities, page 19

Climate-related strategy

Describe the climate-related risks and opportunities the organisation has identified.
• TCFD, pages 78 and 79

Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning
• TCFD, pages 78 and 79
• Audit Committee report, page 120

Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
• TCFD, pages 77 and 79

Climate-related risk management

Processes for identifying and assessing climate-related risks.
• TCFD, pages 76 and 77
• Risk Management, pages 87 and 88

Processes for managing climate-related risks.
• TCFD, pages 76 and 77
• Risk Management, pages 91 and 92
• Audit Committee Report, page 120

Processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.
• TCFD, page 74
• Risk Management, pages 88, 91 and 92

Climate-related metrics and targets

Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.
• TCFD, page 81

Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.
• TCFD, page 81

Describe the targets used by the organisation to manage climate-related risks and opportunities, and performance against targets.
• TCFD, page 80

Responsible Business
continued

Climate-related governance

The Board and Executive Leadership team work together to oversee, assess, and manage climate-related risks and opportunities. Our Governance Framework is detailed on page 105; below we outline the environment and climate-related governance approach.



The Board

The Board has responsibility for oversight of the long-term climate change strategy of the Group, including considering climate-related issues, investments, opportunities and risks. Safety, health and environment remains a core component on every Board agenda. In addition, the Board holds separate sessions to challenge and analyse different aspects of our plan and actions being taken, including our progress towards net zero through the transition to ultra-low emission vehicles and implementing new more sustainable services.

INFORMING ↓   ↑ REPORTING

Chief Executive and the Executive Leadership Team (ELT)

Our Chief Executive has overall responsibility for environmental, social and governance (ESG) matters and our operationally-focused response to the risks and opportunities of climate change. Responsibility for the delivery of our climate change plans is integrated into roles and responsibilities of senior managers, including: marketing & innovation, supply chain, procurement, and, in particular, our country and regional leadership teams.

INFORMING ↓   ↑ REPORTING

Environmental Steering Team

The Environmental Steering Team is made up of the Executive Leadership Team as well as Workstream Leaders, which meets at least twice per year. This year the Environmental Steering Team focused on progress against our plan, in particular the progress being made to find ways to reduce the climate change impact of our fumigation services as well as progress on our work to ensure we comply with the CSRD.

INFORMING ↓   ↑ REPORTING

Working Parties and Management Committees

Sustainable Mobility Forum
Meets biannually, with colleagues around the world engaged in sharing of best practices, providing updates on electric vehicle readiness and product deployment strategies.

Sustainable Plastics Forum
Meets biannually, with colleagues around the world working to develop and implement plans to reduce the usage of virgin plastic products; it shares ideas and knowledge both internally and with suppliers to encourage them to reduce their own plastic consumption.

Sustainable Waste Forum
Meets biannually, a Group-wide body working to develop and implement best practices to reduce waste.

Group Risk Committee
Comprising the Chief Financial Officer and six other functional executives, it monitors the internal control environment and external emerging risks, and reviews internal policies and procedures for identifying, assessing, and reporting risks, meeting quarterly.

The Board's oversight
In 2023, the Board held sustainability sessions in June and December. Discussions included: the Company's longer-term sustainability approach, progress and priorities. Risks and opportunities were discussed such as new regulation, the move to more sustainable fumigation, fleet transition, and the development of more sustainable services.

Assessment and management of climate-related risks
Our regions have developed sustainability initiatives in line with our overall net zero target. The Chief Executive's monthly performance reviews include progress against their sustainability plans.

The Group's Executive Leadership Team (ELT) and Group Leadership Forum (GLF) meetings have Environment as the third item on the agenda (following Safety and People).

Vehicle emissions intensity for our 20 largest operations are presented to the ELT and GLF (six meetings per year). This tracks the vehicle fuel efficiency performance for each country against the prior year, per thousand litres of fuel used, per million of revenue in local currency.

Our major countries have an agreed carbon reduction pathway to net zero from our operations by 2040 and our activities are aligned to our Business Model, see pages 14 and 15.

The Audit Committee considered climate change risks in 2023 (see page 120).

Our Corporate Compliance curriculum is mandatory training for all managers within 60 days of hire, or promotion to Work Level 3. This includes Code of Conduct training, which reinforces the Company's commitments and responsibilities.

Executive reward is linked to our environmental, social and governance priorities through the performance share plan awards, which are measured against seven performance conditions including: Sales and Service colleague retention, customer satisfaction, and vehicle fuel intensity.

We have started the implementation of a new environment management tool in 2023 and worked to better understand the forthcoming regulatory requirements and ensure that our system is aligned to the latest taxonomy. Our plan is to make this operational ahead of the new reporting requirements.

Engagement with our key stakeholders, particularly colleagues, customers, suppliers, shareholders and analysts, about our environmental plan, progress and targets, continued throughout 2023 and we welcome opportunities to discuss and review.

Climate-related strategy and risk management

In 2020, we developed a business-wide operational strategy (see graphic below) for climate-related environmental sustainability and 2023 has seen us continue the execution of our ambitious plans as we transition to a more sustainable way of working. This is fully aligned with our business strategy and operating model (see pages 14 and 15), has clear deliverables, and is one of the ways in which we deliver with impact our social purpose of Protecting People, Enhancing Lives and Preserving our Planet.

We believe that our goal to be at net zero emissions from our operations by the end of 2040 is a bold and ambitious target, particularly given the Terminix integration in North America.

Our strategy, which is being delivered through our country operations, is built on three pillars: Sustainable Solutions, Sustainable Operations and Sustainable Workplace, and includes measures to mitigate to the impacts of climate change (see below).

For more information on our progress on this strategy in 2023 please read our ‘2023 progress report’ on pages 72 to 74.

In developing this strategy and the associated targets, we have considered the potential climate-related risks and opportunities, and risk management, on pages 78 to 79.

See pages 88 to 93 for more details on principal risks which outline the impact of climate-related risks: failure to grow our business profitably in a changing macroeconomic environment and failure to develop products and services that are tailored and relevant to local markets and market conditions (transitional risk); and failure to ensure business continuity in the case of a material incident (physical risk).

See our Viability Statement on page 94 which addresses the impact of climate change on the business model, and page 120 for the consideration of climate change in the context of the financial statements.

Scenario analysis

Our strategy is also built on an analysis of three emissions scenarios through to 2100. A specialist consultancy conducted an assessment of each scenario, adopting a data-driven approach to identify and analyse physical climate risks facing our operations and how those risks may manifest differently in each scenario.

The physical risk survey was conducted across 16 climate risk areas, both acute and chronic. Acute risks are typically high magnitude/severity events that occur over a short period of time whilst chronic hazards are those that typically occur over a prolonged period.

The scenario analysis identified risks and how those risks may manifest differently under emissions scenarios: RCP2.6 (aggressive mitigation, assumes that global annual GHG emissions peak between 2010-20), RCP4.5 (strong mitigation, assumes that emissions peak around 2040) and RCP8.5 (business-as-usual, emissions continue to rise). These Representative Concentration Pathways represent three potential trajectories of global emissions set by the Intergovernmental Panel on Climate Change (IPCC).

The results reinforced that, while physical impacts do occur, the overall risk to the wider business was localised, with most properties and customer bases not being at direct risk. It found that the majority of risk, such as the increased threat of heat stress, would fall on colleagues, and will require the Company to provide mitigations in the field.

The conclusions have supported the Company’s preparation of similar measures that could be introduced elsewhere across the globe as required. Our analysis and conclusions remain current for this reporting period and materiality is unchanged.

In addition to this external study, an internal climate change report, analysing the potential financial risks to the wider Company, has been produced. This report found minimal to moderate risk to the Company as an ongoing venture, with any potential effects having little disruption to our global operations.



Local and regional activities
North America
Europe (incl. LATAM)
UK & Sub-Saharan Africa
Asia & MENAT
Pacific
Adaptation to local climate change conditions
Multi-local distributed operations – sharing best practices between operations and strong business continuity processes.
Transition to low carbon operations
Driving the transition to low-emission operations based on local market differences (e.g. availability of infrastructure for waste management, EV charging, etc).
Sustainable solutions
Chemicals
Consumables
Hardware
Sustainable operations
Waste
Mobility
Supply chain
Sustainable workplace
Properties
Culture
Overarching long-term goal:
Rentokil Initial to have net zero carbon emissions from its operations by the end of 2040

Activity specific to individual territories but all supporting the overarching goal

Executed throughout all global operations

Three areas of specific action, supported by targets (see page 80)

Eight workstreams – managing risks and opportunities with the local operations

Climate-related risk management

Our operational and functional teams are responsible for identifying and analysing climate-related risks. For example, our supply chain and procurement teams identify risks relating to the resilience of supply and access to materials, while our country and product regulatory teams identify risks related to new laws and regulations.

Risks and opportunities are discussed at the relevant Boards – Category Boards, as well as the Executive Leadership Team and the Board of Directors.

Annually, we update the Audit Committee on any changes in the assessment of climate change, physical, societal, or legislative impacts on the assets and trading of the Company.

Overall, our analysis demonstrates that the Company is not materially exposed to climate change events in the short (up to three years) to medium term (four to ten years), due to its disaggregated nature, including following the integration with Terminix. Please see below.

Longer-term (10 years plus) risks require further analysis as data becomes available.

Our plan and steps to achieve net zero emissions (page 80) are stretching, but we believe they are achievable within the timelines with no material adverse impacts on assets, liabilities, or profitability and cash flow over time.

For details on our process for managing risk across the business including risk identification, assessment and management, see our risk management process on pages 87 and 88.

Potential climate-related risk	Overall risk likelihood and potential severity	Potential financial impact
Potential physical risks		
Loss of physical inventory from flood, wildfires, or other climate disaster.	We do not see a material risk in the types of inventories we use being impacted. There is a risk that storage of our physical inventories could be impacted; however, stock holding locations are small and immaterial meaning that the severity of this risk is low. Stocks typically are held locally, close to technicians and customers.	No material financial impact, but on a local level some loss of stock.
Loss of building and infrastructure assets from flood, wildfires, or other climate disaster.	Our cost base is predominantly colleague-based and not dependent on significant assets (e.g. large manufacturing plants) or complicated supply chains. In addition most of our buildings are leasehold, so we have the option to relocate over time.	No material financial impact, but some disruption likely on a local level.
Physical events such as floods or wildfires destroying material value assets.	Most of the assets used for generating revenue (equipment for rental) are low-value assets meaning that the severity of this risk is low. The geographical spread of these assets means that we do not face the risk of physical events, such as floods or wildfires, destroying material value assets. Physical risks have a low likelihood of resulting in a material risk to asset valuation at a Company level due to distribution of properties across the globe.	No material financial impact.
Potential transition risks		
Possibility of increased or changing legislation related to climate change, in the fields of worker safety, vehicle usage and property maintenance.	It is of a medium likelihood that over time legislative (e.g. carbon pricing) or societal changes will impact our customers and the sectors that they operate in. The severity of the impact would be dependent on the legislative change which took place but could likely have a high impact.	Financial impact would depend on the severity of the legislative change.
Cost and productivity impact of transitioning to a ULEV fleet of vehicles.	The fleet of vehicles we have today are typically internal combustion engine powered. We have begun to transition to ULEVs in several countries and good progress has been made, with the number of ULEVs up to 683 in 2023 (2022: 368). In the UK and Europe, c.8% of our fleet is ULEVs. If we were to move fully to ULEVs in the short to medium term, clearly, this would have a large impact on cost and productivity but that is not our strategy. We will reach 100% ULEV in line with our goal of reaching net zero by 2040, as ULEVs and charging infrastructure becomes available.	The cost of our fleet transition remains within our existing operational budgets.
Failure to decarbonise our operations resulting in reputation and brand damage.	Rentokil Initial has a robust net zero transition strategy and plan in place allowing us to make regular progress towards decarbonising our operations. This means that this risk is of a low likelihood. However, should it occur the severity of the risk would be medium to high.	Should this risk materialise, this could have a material impact.
Potential adaptation risks		
Failure to adapt operations to climate change impacts – localised flooding and higher temperatures.	Rentokil Initial has robust business continuity plans in place. The vast majority of properties are leasehold allowing us to move in a timely manner should a localised risk increase. Our operational policies and infrastructure, products and services, continue to operate effectively in countries which already have very high temperatures such as MENAT.	Should we fail to adapt, potential loss of revenue and increased operating costs locally, not material.

Operational resilience

The Company has a very disaggregated customer base, both geographically and across many sectors, with low average contract values. Therefore, we are not exposed to significant climate change risks in our customer base over the short to medium term.

As we continue to experience and observe the emerging effects of climate change, we are taking the appropriate steps to respond. This includes a variety of mitigations across our business to minimise the impacts upon our colleagues, customers, and the communities and environments in which we operate.

Rentokil Initial continues to demonstrate resilience with mitigation measures already in place in those areas we operate that are already at risk of extreme weather events. For example, our colleagues in the Middle East are scheduled not to work between noon and 2.00pm during summer months when temperatures reach over 45°C and in Australia, we have issued workwear uniforms made of lighter weight fabrics with specialist cooling technology.



Strong business continuity processes

Interoperable systems with other branches

Branch

Vast majority leasehold

Limited value of stock

During the summer of 2023 in Europe, where record temperatures were recorded, the Company's operations continued with the safety team implementing best practices such as ensuring water breaks and not working outside during peak heat times. Our operations remained highly resilient.

Transition monitoring

Rentokil Initial continues to monitor any such local legal changes to ensure we continue to remain fully compliant with all local, regional and national regulations. City-based vehicle charging is also monitored and we analyse the availability of low-emission vehicle charging infrastructure and the suitability of lower emission vehicles to meet the needs of our local operations. Our local teams continue to monitor their local markets and maintain engagement with customers.

Climate-related opportunities

Rentokil Initial continues to develop non-toxic and sustainable solutions such as PestConnect for rodent control and Lumnia for flying insect control. Opportunities to differentiate our services as sustainable will become of increasing importance to customers of all sizes.

As a global leader in pest control and hygiene and wellbeing services, there are also opportunities which may arise from the changes occurring with a warming planet:

• longer, warmer breeding seasons will be advantageous to insects and rodents, and warmer temperatures in winter will likely also see lower pest mortality rates; and

• we are already seeing insects move into regions where they have previously not had a presence because of the changing environment.

The University of Hawaii has identified climate change as a major threat to global health security. On top of increasing global urbanisation and mobility, climate change provides more opportunities for emerging diseases and new infections to spread. The study concluded that the effects of climate change are making more than half of infectious diseases worse.

Greater floods and increasing temperatures provide ideal conditions for the propagation of insects, with studies predicting disease-carrying mosquitoes will continue to spread if global emissions do not fall.

In 2023, malaria spread from mosquitoes to humans inside the US for the first time in 20 years, according to the Centers for Disease Control and Prevention.

In the US, VDCI, our vector control company, supports public sector mosquito abatement programmes. VDCI is also a leading provider of emergency response mosquito control services after major flood events or increased mosquito-borne disease activity.

Last year a review on public health impact found that West Nile continues to be the deadliest mosquito-borne disease in the continental US. First reported in 1999, the virus is now considered endemic by public health authorities in most areas.

We are at the forefront of mitigating the effect of pests across the globe, supporting our customers and local communities to minimise the impacts on their businesses and public health.

In 2024, our new innovation centre will be opened in the US, focused on residential pest control, termites, vector control and sustainable fumigation. The centre will bring together a range of expertise from entomologists, vector scientists, fumigation chemists and residential product owners.

Potential climate-related opportunity	Overall opportunity likelihood and potential severity	Potential financial impact
Increasing urban pest populations	Various independent research articles link climate change to the increasing spread of pests and longer breeding seasons, across countries and regions.	Increased revenue
Lead in sustainable innovation	The Company leads in innovation and digital in pest control which also increase efficiency and reduce cost. We have 75+ innovations and digital projects in the pipeline with sustainability benefits.	Increased revenue and lower operating costs
Attract and retain customers	Through the successful decarbonising of our operations and services, we will increase our market differentiation and better support customers' needs to make their supply chain and their own workplaces more sustainable.	Increased revenue
	Our resilient multi-local operations and proven business continuity processes deliver increasing confidence to customers that services will be maintained, particularly high dependency food and pharmaceutical customers.	
Sustainable fumigation	Working with global partners to substitute relevant fumigation services with more sustainable alternatives.	Increased revenue and lower operating costs

Climate-related metrics and targets

Rentokil Initial has published its emissions data for 19 years and continues to improve the quality and range of its environmental reporting. In addition, we report on a number of operational metrics in relation to our net zero transition plan including the number of ULEVs, renewable energy usage and reduction in fumigation use (see below for our targets which contribute to our net zero transition plan).

Our GHG emissions are derived from the use of energy in our properties and vehicles and through the use of chemicals in pest-related fumigation projects.

Our absolute values of tonnes of CO_2e are reported in line with the GHG Protocol Corporate Accounting and Reporting standard (revised edition), using UK government conversion factors for GHG reporting and International Energy Agency conversion factors for non-UK electricity.

We first set an emissions target in 2012 of a 10% reduction in our emissions intensity index by 2016, which was achieved in 2015. Then, using 2015 data as the baseline, we set a five-year emissions target to achieve a 20% reduction in this intensity index by the end of 2020, which we achieved a year early.

In 2020, we set a new target to improve the emissions intensity index by a further 20% by the end of 2025 (using 2019 data as the baseline). As of the end of 2023, we had improved by 16% towards this target.

Net zero transition plan

Our pathway to net zero from our operations by the end of 2040 is built around three core pillars and eight workstreams, with climate-related milestone targets in 2025 and 2030.

Key elements of the plan include our transition to a low-emission fleet, the reduction in our energy emissions through the transition to renewable property electricity, and reduction in emissions from the use of chemicals, each of which are under way and detailed in this report (see pages 72 to 74).

At this stage we do not expect carbon offsetting to represent a significant part of our journey to net zero. We have owned the Terminix business since October 2022 and it is incorporated into our net zero transition plans. Details of our combined carbon footprint can be found on page 81.



2020
- Net zero by 2040 target established
- New emissions intensity target – 20% reduction by the end of 2025

2021
- Transition plans under way in countries
- First renewable energy contracts introduced
- Strong support from colleagues for our new environment plan
- 52 bolt-on acquisitions with £146.6m revenues

2022
- Emissions intensity reduced by 9.6% against 20% target by the end of 2025 target
- Fleet transition in UK and Europe; more sustainable fumigation service trials under way
- Acquisition of Terminix with c.$2bn revenues and 52 bolt-on acquisitions
- No change to 2040 net zero target

2023
- 16% reduction in our emissions intensity index
- c.8% of Europe and UK fleet is ULEV
- Emissions from fumigation reduced by 16%

2025
- Target: Reduce our emissions intensity by 20% by the end of 2025
- Target: 10% Europe and UK fleet to be ULEVs

2030
- Target: 90% of properties using renewable energy
- Target: 100% EU and UK fleet to be ULEVs
- Target: c.70% reduction emissions from fumigation

2040
- Target: 100% ULEV fleet
- Target: Net zero operations
- Any residual emissions are offset

net zero

Index of (CO$_2$e) emissions per £m revenue

Five-year intensity index	2023	2022	2021	2020	2019
	-16.15%	-11.97%	-9.13%	-7.96%	0.00%

Index of CO$_2$e emissions is calculated as an index of kilograms per £m revenue on a CER basis, providing an accurate like-for-like performance comparison, removing the variables of currency, divestments and acquisitions.

Rentokil Initial (including M&A)
Absolute values of energy and fuel-derived emissions – tonnes of CO$_2$e

Type of scope	2023	2022	2021	2020	2019
Total Scope 1	294,006	213,354	184,438	170,655	176,599
Total Scope 2	21,614	18,060	15,670	15,672	17,380
Total Scope 3 – Category 3	78,122	56,302	48,281	43,265	44,091
Total outside scope	15,459	7,776	7,298	5,787	5,122
Total – all scopes and outside scopes (location-based)	409,201	295.492	255,687	235,379	243,192
Total Scope 2 market-based emission reduction	(1,915)	(1,737)	(1,297)	–	–
Total – all scopes and outside scopes (market-based)	407,286	293,755	254,390	235,379	243,192

Note: This table includes emissions data for Terminix from October 2022, when acquired by Rentokil Initial. Based on Terminix's full-year 2022 data, the combined emissions would total 400,505 compared to 409,201 for 2023. This would represent a year-on-year increase of 2.2%.

Scope 1 – emissions from our vehicles and the operation of our facilities, with the majority of emissions derived from the use of petrol and diesel across our fleet, with a small amount of gas, fuel oil, LPG and aviation fuels. Reductions in the previously reported Scope 1 emissions for 2022 are due to a review of data collection in a few countries.

Scope 2 – emissions derived from the purchase of electricity. This has been split between Location- and Market-based to account for those operations switching to green and renewable tariffs. Slight changes to prior-year figures are due to updates in the IEA conversion factors.

Scope 3 – includes Category 3 relating to fuel and energy-related activities not included in Scope 1 and 2. Slight changes to prior-year figures are due to updates in the International Energy Agency (IEA) conversion factors.

Market-based emissions (deductions) – emissions deducted under the renewable electricity contracts we have implemented in the UK, Italy, Australia, New Zealand and India.

Absolute emissions in 2023 from Scope 1 were 294,006 tonnes CO$_2$e with the UK constituting 6% in 2023 (2022: 9%) and the emissions from Scope 2 were 21,614 tonnes CO$_2$e with the UK constituting 4% (2022: 5%).

Rentokil Initial: UK and global energy consumption
Since 2018, we have also reported our energy consumption and the UK operations' percentage. In 2023, global energy consumption was 1,384,577 MWh, with the UK and offshoring representing 72,497 MWh or 5.2% (2022: 8.5%).

Energy MWh	2023		2022		2021	
Source of energy	Group	UK and offshore	Group	UK and offshore	Group	UK and offshore
Direct GHG emissions	1,318,275	68,015	851,572	71,800	811,963	77,601
Indirect GHG emissions	66,301	4,482	54,445	4,903	47,236	5,377
Totals	1,384,576	72,497	906,017	76,703	859,199	82,978

Our total energy consumption is calculated using electricity purchased (MWh) and fuel volumes converted to MWh using the UK government GHG conversion factors for company reporting. Direct GHG emissions relate to the combustion of fuel and the operation of any facility. Indirect GHG emissions relate to the purchase of electricity, heat, steam, or cooling.

The table above represents energy consumption within Rentokil Initial, including Terminix. Reductions in the previously reported Group energy for 2022 are due to review of data collection in a few countries.

Fumigation services
Around the world, some of our operations provide customers with fumigation services that utilise sulfuryl fluoride (SF). The use of SF is specified as a treatment by some destination countries to prevent the spread of invasive pests, and also in the treatment of termites to prevent structural damage to buildings.

This accounts for a small percentage of our revenues, and we are committed to finding alternative, more sustainable solutions, in line with our net zero by 2040 target (see page 72).

Emissions equivalent from the use of SF decreased by 16% in 2023 to 1,293,043 tonnes (2022: 1,540,236 – factoring a full year of Terminix; 2021: 792,744; 2020: 814,700; 2019: 548,449).

The reduction this year was due to fluctuations in customer demand, as well as greater progress on our reduction strategies, in particular, our monitoring of the quantities of SF throughout the fumigation process.

A significant proportion of our North America fumigation services are conducted by third-party subcontractors. Their SF usage is tracked and has been included in our data.

Governance sustainability statement

New Code of Conduct launched in 2023

CSRD preparation

Rentokil Initial has a global policy framework (such as Safety, Environment, Human Rights, Diversity) and a number of tools to provide assurance of the integrity with which it operates.

The Company continues to focus on ensuring the framework and tools are in place and operating robustly, in order to deliver the target level of professional services while operating with the utmost professional integrity.

In 2023, the Company updated a range of policies and harmonised its Code of Conduct following the Terminix acquisition.

In the Human Rights section of the Code, we state that we will under no circumstances make use of forced or coerced labour, servitude or slavery and will only employ individuals who are working of their own free will. It further states that no colleague will be deprived of identity papers or be required to provide financial inducements to the Company to facilitate their employment.

Our Supplier Code of Conduct was updated in 2021 to expand the remit of the Environmental section to include new sections on: quality of products or services, zero tolerance of tax evasion and protecting personal data. We have aimed to make our Supplier Code accessible by making it available in 19 languages on our website. Our Supplier Code of Conduct will be reviewed in 2024.

When making major sourcing decisions, sustainability elements must be considered; for instance, calculating air, sea, or road freight transport impact to destination.

All major supply contracts include a clause requiring compliance with the Supplier Code and specific clauses on bribery, corruption, and modern slavery.

We encourage our supplier employees or other stakeholders to report genuine concerns over malpractice, illegal acts or failures to comply with recognised standards of ethical behaviour that they observe at any point within our global supply chain through our Supplier Speak Up programme.

Supplier audits are undertaken as set out in our Modern Slavery Statement, which is available on our website. The environmental and social impact of sourcing options is included in the criteria for the evaluation of alternatives for the global supply of products.

Corporate Sustainability Reporting Directive

In preparation for the new Corporate Sustainability Reporting Directive (CSRD), we have considered the published guidance, taken advice from corporate advisors, and appointed a specialist consultancy.

We have undertaken an indicative assessment of applicability of CSRD to the Group and, based on that assessment, are preparing the relevant reporting for the January – December 2025 financial year.

Progress towards CSRD in 2023

Rentokil Initial recognises that double materiality is important to underpinning our responsible business approach against the CSRD. This year we worked with a specialist consultancy to start the in-depth process of understanding our material issues.

Double materiality refers to sustainability-related impacts, risks and opportunities for a company. It is defined by the CSRD as comprising impact materiality and financial materiality.

Impact materiality refers to a business's impacts on the environment and people. Financial materiality refers to the risks and opportunities that a company faces in relation to the environment and people.

A sustainability matter is considered 'material' for a company if it surpasses materiality thresholds for impact materiality, financial materiality or both.

So far, we have worked with internal stakeholders to understand what areas of the ESRS topics are likely to be material. We will engage with a range of stakeholders, both internal and external, to consider these areas as part of this assessment.

CSRD activities in 2023

Independent advisor appointed and analysis of future regulations

Management workshops

Meetings with functional specialists

Analysis of impacts, risks and opportunities

Double materiality assessment

Indicative assessment of legal entities required to report under CSRD

Our Stakeholders

Committed to stakeholder engagement

Our purpose and our core values of service, relationships, teamwork and responsibility reflect the central importance of our stakeholders to our business and influence how we engage with them.

We believe that by engaging regularly with all of our stakeholders and responding to their feedback we support the long-term sustainability of our business.

The Company's section 172(1) statement is detailed below, with the Group's key stakeholders and our engagement with them detailed on pages 84 and 85.

Section 172(1) statement

Section 172(1) of the Companies Act 2006 aims to ensure that the board of directors of a company has a comprehensive understanding of its key relationships with a broad range of interested groups, such as employees, suppliers and customers, and that there is proper perspective of the impact on both internal and external stakeholder interests in order to secure the company's long-term success.

This statement plans to set out how our Board of Directors (the Board), both individually and collectively, have paid due regard to these factors during 2023 when undertaking the duties set out under section 172(1).

The sections of the Corporate Governance Report on pages 108 to 111, which expand upon the Board's activities and principal decisions in 2023 and evidence how the Board considered the impact of its decisions on the factors set out in section 172(1), also form part of this statement. These pages are incorporated by reference into the Strategic Report.

Our stakeholders
We identify our key stakeholders as colleagues, customers, shareholders, communities and suppliers. We classify the environment as strongly related to communities and so often consider them together. We also recognise the broadening impact the environment has on all our identified stakeholders and its increasing importance to areas of our business operations.

In discharging its section 172(1) duties, the Board has had regard to these key stakeholders and the associated impacts, although some factors may have been more relevant than others, depending on the nature of the matter under consideration. Where appropriate, the Board also gave consideration to other factors or interested parties relevant to the decision being made, such as regulators, industry bodies or other business relationships.

More information on our engagement with stakeholders
- Our stakeholders on pages 84 and 85 – an overview of our key stakeholders and how we measure the impact of our engagement.
- Board engagement on pages 114 and 115 – the approach taken by the Board to understand and engage with our key stakeholders.
- Our responsible business priorities on pages 69 to 71 – details of our commitment to acting responsibly and the impact on our colleagues and communities.
- The Company's Modern Slavery Statement on our website – the statement is considered and approved by the Board annually, and involves consideration of key stakeholder groups.

Our strategic priorities
Board decisions and actions are aimed at creating long-term value for our shareholders through our sustained economic success while furthering the Company's mission of protecting people, enhancing lives and preserving our planet. The Board agenda is designed to ensure that key strategic priorities are captured and considered throughout the year, with an in-depth review of the longer-term direction of the business undertaken as part of its annual strategy day sessions. Sufficient information is provided by management to enable the Board to make informed decisions on any impact to stakeholders. Details of how our Board operates and the way it reaches decisions, including the matters discussed and debated during the year, can be found in the Corporate Governance Report.

When considering the needs of relevant stakeholder groups, conflicting requirements inevitably arise and in those circumstances we aim to make judgements that balance and serve the long-term interests of the stakeholders. We acknowledge that not every decision the Board makes will necessarily result in a positive outcome for all stakeholders. However, by considering key stakeholder groups and aligning our activities with our strategic plan, as well as the Company's culture and values, we aim to act fairly, transparently, responsibly and in the best interests of the Company over the long term.

In making their decisions and choices, and in setting policies and strategy, our Directors also consider any associated risks when discharging their duties. Maintaining effective systems of risk management and internal control, reviewing and mitigating our principal risks and identifying emerging risks, all help underpin the Group's overall strategy and allow the Board to have regard to factors that could affect stakeholder relationships and their impact on our long-term success.

More information on strategic decision-making
- Board focus areas in 2023 on pages 108 to 110 – an overview of certain key areas considered by the Board during the year and their outcomes.
- Principal decisions of the Board on page 111 – detailed examples of principal decisions taken by the Board during the year, the stakeholder considerations and impacts.
- Risks and uncertainties on pages 87 to 93 – the approach to identifying and managing the Group's principal risks.

Our responsible business
In line with most businesses, there are impacts trade-offs that we recognise and manage proactively and appropriately. We aim to reduce our impact, for instance, as a result of the chemicals we use and the greenhouse gas (GHG) emissions involved in providing services to our customers, by developing innovative products and services which are increasingly non-toxic and sustainable. We proactively engage with suppliers as part of this. We have published the key activities to achieve net zero carbon emissions from our operations by the end of 2040 and regularly report on our innovative solutions. Our environmental strategy focuses on the operational risks and opportunities that we have identified and is embedded within our operating model as a multi-local, route-based business.

Our reputation is of utmost importance to our business success, as we rely on customers' satisfaction and the continued investment of shareholders. Our culture model includes our mission and values, along with our five core culture themes: customer focused, driven to succeed, diverse, down to earth and innovative. We continue to monitor our culture, recognising the important and evolving role it plays in driving behaviours that bring the business sustainable long-term success. Our comprehensive set of policies and procedures ensure high standards of professional business conduct, including embedding adherence to our Code of Conduct. We strive to act fairly and transparently between stakeholders of the Company at all times.

More information
- Culture on page 116 – details of how the Board monitors culture and helps set the tone from the top.
- Our environment sustainability statement on pages 72 to 81 – details our commitment to acting responsibly, setting out our environmental strategy and our focus on service and innovation.
- Delivering innovative solutions on pages 26 and 27 – an overview of our approach to innovation.

Our Stakeholders
continued

We recognise the importance of our stakeholders' views and we ensure that we engage with them across the world to fully understand and act upon their issues and concerns. We approach stakeholder engagement at a global, country and local level, to ensure all stakeholder groups have access to information about our business and activities, and can identify issues important to them.

We have a broad range of stakeholders who influence, or are affected by, our day-to-day activities, and have varying needs and expectations. Our aim is to develop and maintain positive and productive relationships with all our stakeholders.

You can find details of how the Board receives information from our stakeholder groups, with examples of the outcomes of this, in the Corporate Governance Report, primarily on pages 114 and 115.

You can find more information on our responsible business approach on pages 68 to 82 and in our separate Responsible Business Report for 2023, which can be found on our website at **rentokil-initial.com/ responsible-delivery**.



Celebrating the first anniversary of the Rentokil Terminix merger

In October, Rentokil Terminix marked its one-year anniversary with its first-ever Spirit Day. The theme was teamwork, and across North America, branches and virtual teams joined in the celebration.

The event was also about giving back to the communities, kicking off a month-long food drive, with donations made to the US charity, Feeding America, and the Canadian charity, Second Harvest (see page 71).

Colleagues by region

North America	21,965
Europe (incl. Latin America)	12,959
UK & Sub-Saharan Africa	5,694
Asia & MENAT	19,609
Pacific	2,695
Total	**62,931**

Colleagues

We employ approximately 62,900 colleagues who operate in 90 countries. Our colleagues are those who are directly employed by us.

Key issues for stakeholder group
- Health and safety
- Training and career development
- Tools to do the job
- Wellbeing
- Reward
- Culture and values
- Line manager coaching and feedback
- Community support

Why we engage
We rely on the skills, experience and commitment of our people to meet our business goals and place great importance on recruiting the best talent, and developing and retaining our colleagues.

Impact/value created
We aim to be a world-class Employer of Choice, providing a safe working environment and career and development opportunities.

- Pay and benefits to colleagues
- Training and development opportunities
- Long-term career opportunities

Methods of engagement
All colleagues are provided with information on matters of concern to them in their work, through our internal U+ training system, which hosts both technical and leadership courses and learning, as well as regular briefing meetings and internal communications. To inform colleagues of key factors affecting our business, regular updates are posted on our intranet and engagement events are hosted by individual businesses and leaders, such as conferences, town halls and senior executive updates. In addition, in the UK, we also record monthly business updates that are shared with all colleagues, undertake pulse surveys and have a comprehensive colleague email programme, covering a range of subjects including safety, sales and sustainability.

Other methods include:
- Your Voice Counts (YVC) colleague survey every two years and periodic pulse surveys;
- annual personal development reviews for colleagues and line manager training;
- the **RIGHT WAY** magazine published online quarterly;
- Speak Up ethics hotline; and
- works councils, including an EU forum.

Measurements
We measure our impact by monitoring recruitment and retention levels, diversity, the results of YVC surveys, performance ratings, the amount of new U+ online training content made available and online learning views, and the talent pipeline of graduate schemes and apprenticeships. Within our Performance Share Plan scheme, colleague retention is a key metric (see page 137). We also monitor external ratings, such as Glassdoor.

Customers

Our customers range from global food producers to hotel chains, and industrial goods businesses and restaurants to individual residential customers.

Key issues for stakeholder group
- Safety
- Expertise and service quality
- Innovation
- Digital portals
- Transparency
- Quality assurance and insights
- Cost
- Regulatory compliance
- Sustainability

Why we engage
In a service industry we succeed or fail by the quality of the service we offer our customers. Understanding their needs supports our product and service development.

Impact/value created
- Healthier and more hygienic facilities
- Regulatory compliance (food safety, health and safety, etc.)
- Supporting customers' own sustainability targets

Methods of engagement
- Management of ongoing customer relationships
- Customer satisfaction surveys (Customer Voice Counts (CVC))
- Participation in industry forums and events, such as the Global Food Safety Initiative and thought leadership
- Annual Report and industry-focused publications
- Websites
- Innovation showcases, e.g. visits to our dedicated research, development and training facility in the UK, the Power Centre
- Provision of training for customers' staff

Measurements
We measure our impact by monitoring our net gain and portfolio development, operating margin and density, and opportunity pipeline. We also monitor customer satisfaction and external ratings and measurements, such as Trustpilot. Within our Performance Share Plan scheme, CVC is a key metric (see page 137).

 Shareholders

Our shareholders range from global investment funds and institutions based primarily in the UK, North America and Europe, to small private investors, who are often current or former colleagues.

Key issues for stakeholder group
- Integration of Terminix
- Total Shareholder Return (TSR)
- Growth in revenue and profit
- Cash flow and returns, e.g. dividends
- Brand and market leadership
- Innovation and digital differentiation
- Consistent execution of our strategy
- ESG performance

Why we engage
Our investors are the owners of the business, and continued access to capital is vital to our long-term performance. We want our investors and investment analysts to have a strong understanding of our business, strategy and performance, and we want to understand their priorities.

Impact/value created
We aim to generate long-term profitable growth to help deliver value for our shareholders.
- Earnings per share
- Compounding model
- Dividends
- Free Cash Flow

Methods of engagement
- Institutional investor meetings
- Wholesale distribution channels, such as sell side research and broker-led conferences
- Capital Markets Days
- Investor roadshows
- Ad hoc meetings with investors on specific topics, such as ESG
- Annual General Meeting
- Correspondence with retail shareholders
- Annual Report and Form 20-F
- Corporate website
- Results presentations
- Our Responsible Business Report

Measurements
We measure our impact by monitoring our share price and TSR, gathering feedback at investor meetings and reviewing analyst notes.

 Communities

Our communities are those who live in areas where we work, such as local residents, businesses, schools and charities.

Key issues for stakeholder group
- Contribution to public health and safe environment
- Jobs and investment
- Environmental and societal impacts
- Long-term relationships

Why we engage
We respect the communities in which we operate and employ people, but we also accept a wider responsibility to key communities and environments around the world. We encourage a long-term partnership approach.

Impact/value created
We partner with charities and community initiatives in communities where we operate.
- Tax paid
- Charitable donations
- Reduction in energy and fuel-derived emissions
- Employment of people in local communities

Methods of engagement
- Sponsorship and colleague volunteering
- Partnerships with schools, colleges and universities

Measurements
We monitor our impact by measuring the amount of charitable cash donations made each year, our inclusion in ESG indices and our ranking with independent organisations such as the Dow Jones Sustainability Index and Sustainalytics.

Within our Performance Share Plan scheme, vehicle fuel intensity is a key metric (see page 137). More information can be found on our responsible business priorities with regard to the environment on pages 72 to 81, and communities on page 71. We also publish a separate Responsible Business report on our website.

 Suppliers

Our suppliers range from major manufacturers of key products and consumables to our global business, to suppliers of indirect goods and services used to support our operations. Products supplied include pest control bait, paper, soaps and waste collection units, while indirect suppliers include technology services, fleet vehicles and telecommunications.

Key issues for stakeholder group
- Long-term engagement and innovation
- Pricing
- Continuous improvement approach
- High standards of product quality and service delivery
- ESG matters, including human rights, data protection and modern slavery
- Environmental standards and improvement plans

Why we engage
Our major suppliers must share our corporate standards and values as these strategic partnerships deliver significantly more value to our business and our customers.

Impact/value created
- Optimised supply chain from manufacturer to end customer
- Joint development of bespoke products and service innovations
- Efficient sourcing of proprietary products from global and local suppliers

Methods of engagement
Suppliers are classified into critical, major and minor suppliers, to ensure that they are managed at the appropriate level. Our Supplier Code of Conduct defines the standards and values expected of our suppliers. It is available in 19 languages, and signed by all critical and major suppliers. The Group Procurement team manages the relationships with critical suppliers, including comprehensive audits of their operations. Local procurement teams manage major and minor suppliers. These relationships are coordinated through the quarterly Global Procurement Forum to ensure alignment and sharing of best practice.

Measurements
We monitor our impact by measuring:
- monthly On-Time and In-Full delivery metrics;
- delivery lead times and quality complaints;
- annual revenue development, product innovations and pricing management;
- supplier audit scores and ESG accreditations; and
- suppliers completing our in-house training on modern slavery awareness.

Supporting our communities

Colleagues from Ambius and Initial Hygiene joined 132 volunteers in the largest community tree planting weekend at the Nightwings rainforest in Queensland, Australia, to plant over 3,500 trees.

Ambius has long supported the efforts of Rainforest Rescue, helping to protect over 2.56 hectares of Daintree lowland, preserving this iconic, unique Australian ecosystem for future generations. Ambius has also been one of the biggest contributors to the tree planting initiative by the funding of seedlings – providing an additional 1,200 plants in 2023.



Non-financial and sustainability information statement

This table and the information incorporated by reference constitutes the Company's non-financial and sustainability information statement as required by sections 414CA and 414CB of the Companies Act 2006. We have made climate-related financial disclosures for the year ended 31 December 2023 which are compliant with section 414CB (2A): (a) page 76 – **Climate-related Governance**; (d), (e), (f) pages 77 to 79 – **Climate-related Strategy**; (b), (c) pages 77 to 79 – **Climate-related Risk Management**; (g), (h) pages 80 to 81 – **Climate-related Metrics and Targets**.

You can find further details throughout the Responsible Business section on pages 68 to 82. You will find details of our business model on pages 14 and 15, our Key Performance Indicators on pages 22 to 25 and our principal risks on pages 88 to 93.

Our key policies are published on our website at **rentokil-initial.com/responsible-delivery**.

Our approach and key policies	Outcomes of policies and impacts of activities	More information
Environmental matters		
Rentokil Initial recognises the responsibility we have in protecting the environment and managing climate-related risks and opportunities. We are on a journey to reach net zero emissions by the end of 2040 and have a clear strategy in place to help us achieve this. Our environmental strategy consists of three core pillars: Sustainable Solutions, Sustainable Operations and Sustainable Workplace. Within these pillars it addresses eight key components of our business: Chemicals, Consumables, Hardware, Waste, Mobility, Supply Chain, Properties and Culture. Our **Code of Conduct** states that all our colleagues must conduct their work in a way that complies with environmental laws and minimises any adverse effect on the environment. Our **Environmental Policy** sets out our commitment to carrying out our business in an environmentally responsible way. We expect our suppliers to adopt a similar approach to us in protecting the environment. As a minimum, our **Supplier Code** requires that they comply with applicable laws and respect the environment in work-related activities, on any of our premises, our customers' premises and sites, and their own premises. The Chief Executive has overall responsibility for managing climate-related risks and opportunities within the Company, supported by oversight of the Board and the work of the Executive Leadership Team. Further information on our climate related-risk and opportunities can be found in our TCFD Report.	16% reduction in our five-year emissions index. We seek to help mitigate our carbon emissions through our partnership with Cool Earth.	Environmental matters, pages 68 and 77 to 79. TCFD, pages 75 to 81. Risk management, pages 87 to 93. Audit Committee Report, pages 117 to 124. Governance, pages 104 to 116. **Principal risk:** Safety, health and the environment.
Colleagues		
We aim to be an Employer of Choice and our 62,900 colleagues are integral to our business model. Our **Code of Conduct** sets out our Group standards and applies to everyone at Rentokil Initial. It includes sections on health and safety, equality and fairness, human rights and protecting personal information. There is nothing more important in Rentokil Initial than ensuring everyone goes home safely at the end of their working day. Our approach to making sure this happens is set out in our **Code of Conduct** and our **Health and Safety Policy**. We aim to be an inclusive employer and our policies include a **Group Diversity, Equity & Inclusion Policy** and **Dignity at Work & Human Rights Policy**.	0.31 Lost Time Accident rate in 2023. 7.05 Working Days Lost rate in 2023. 25% of our senior management are female.	Colleagues on pages 69 and 70. **Principal risks:** Safety, health and the environment; Failure to deliver consistently high levels of service to the satisfaction of our customers.
Social matters		
Our Mission is to protect people, enhance lives and preserve our planet. As well as making a meaningful contribution to the economy, we aim to support the communities in which we operate and where our colleagues live. As detailed in our **Code of Conduct,** we make corporate donations and raise funds for various charitable causes and operate a matched-giving scheme to support colleagues' efforts.	£569,000 donated to charities in 2023 (excludes donations in kind and product).	Our engagement with communities on page 71.
Respect for human rights		
We support the rights of all people as set out in the Universal Declaration of Human Rights. Our **Dignity at Work & Human Rights Policy** outlines the human rights principles that reinforce colleagues' expected behaviour in respecting the human rights of colleagues and business partners. As detailed in our **Code of Conduct** and our **Supplier Code**, we will only employ individuals who are working of their own free will, and we have a zero-tolerance approach to child labour, bonded labour or other forms of slavery in any part of our business or our suppliers. The majority of revenues earned by our business is through route-based service activities carried out by full-time employees of the Company and therefore under our direct control. We mandate the highest employment standards in all countries of operation, as outlined in the **Code of Conduct**. Products are sourced from suppliers that are robustly audited before being commissioned (see our **Modern Slavery Statement** for more information).	No human-rights violations were identified in 2023. We publish a Modern Slavery Statement each year, which is available on our website.	Our Code of Conduct and Supplier Code on page 82. **Principal risk:** Breaches of law or regulation.
Anti-corruption and anti-bribery		
We expect our colleagues to maintain the highest standards of conduct and act with integrity at all times. Anti-bribery and corruption policy and controls are addressed within the **Code of Conduct** and a separate **Anti-Corruption Policy**, and these are reinforced by mandatory online training, reviews and supplier audits, tracking registers, and our ethics reporting system, Speak Up.	c.28,000 Core Corporate Compliance training courses were completed by colleagues in 2023.	Policies and practices on page 116. **Principal risk:** Breaches of law or regulation.

The icons used above correspond to our stakeholder groups as set out on pages **84** and **85**.

Colleagues   Customers   Shareholders   Communities   Suppliers

Risks and Uncertainties
How the business manages uncertainty and risks

The embedded management of key risks supports our strategic objectives through identification and mitigation, helping drive good decisions and practice.

Risk management approach

The Group's overall risk management approach, described here and on page 123, is designed to provide reasonable, but not absolute, assurance across the Group that risks are being effectively identified and robustly managed. This includes ensuring appropriate mechanisms are in place to ensure that issues and concerns relating to risk can be escalated up through the organisation successfully and confidentially.

The Board has oversight of the Group's operations to ensure that internal controls are in place and operating effectively. This is achieved by reviewing the effectiveness of the risk management process and managing the evolving risk environment as it approves the Group's overall strategy. Key components of the Board risk management process include:
• annual presentation and approval of the risk process by the Audit Committee;
• review of Group Risk Committee minutes by the Audit Committee; and
• annual presentation and approval of the Group strategy.

Management is responsible for the effective operation of internal controls and risk management including the execution of the agreed risk mitigation plans. Key components of the risk management process by management include:
• identification, assessment and management of risk integrated into day-to-day operations by local and regional operational management;
• maintenance of a central risk register periodically reviewed with movements and impacts tracked;
• emerging risks and potential mitigations reviewed at quarterly Group Risk Committee meetings; and
• deep dives on specific or emerging risks at senior management meetings.

The risk management process was strengthened during 2023 by reviewing compliance responsibilities across the Group, reviewing and refreshing the major incident protocols, and the inclusion of additional deep dive sessions on specific or emerging risk topics at senior management meetings.

The Board is satisfied that, through the processes set out above, it is able to effectively identify and manage risks. The Board is further satisfied that the responsible managers have the necessary skills and expertise to ensure that the relevant risk management processes and control systems are in place and fully operative.

The Board relies on the assurances provided by management and Internal Audit through periodic reports presented to the Board and Audit Committee.

Using the process set out above, the Board confirms it has undertaken a robust assessment of the principal risks which may impact or otherwise threaten the delivery of the strategy and the long-term viability of the Group. In addition, the Board has assessed the identification and assessment of emerging risks, and is satisfied that appropriate mitigation plans are in place for both emerging and principal risks. The Group's business model remained broadly the same in 2023 as in previous years. It incorporates a number of elements that moderate the risk profile of the Company.

• **Low capital intensity and high portfolio retention rates:** our categories exhibit strong defensive qualities, as density and efficiency gains are reflected in margin growth.
• **Local market operations:** the limited dependency on cross-border flows of people or products reduces the impact of geopolitical risks, and foreign exchange risk is muted since revenue is earned and costs are incurred in local currency. There is natural resilience to fluctuations in market dynamics in individual markets, and geopolitical and trade risks due to our local market operations.
• **Clear and simple geographic model:** our decentralised model has single-country management teams leading integrated operations, with combined back-office functions underpinned by shared systems.

Changes in risk profile of the Company in 2023

We continue to monitor existing and emerging risks regularly at both the Audit Committee (see pages 123 and 124) and the Group Risk Committee (see page 105), and to take mitigating action as appropriate.

Areas where the risk profile of the business has improved in 2023 include:
• continued roll-out of our target financial and operational systems across the globe, including a dedicated Treasury project, automating significant amounts of calculations and reporting;
• continued investment and early standardisation in technical infrastructure to mitigate the risk of a successful cyber attack;
• continued strong cash flow giving financial headroom to continue to acquire businesses with good strategic fit;
• continued evolution of a Fraud Risk Assessment;
• deep dive management sessions on risks, including customer retention, artificial intelligence, termite claims and innovation; and
• formalisation and documentation of internal controls as required by SOX legislation.

Areas where our risk profile has increased in 2023 include:
• fluctuating inflationary pressures, with limited exposure to hyperinflation markets, challenging international geopolitical activity including impacting energy costs;
• increased potential for general industrial action in some markets driven by macroeconomic factors;
• increased legal compliance, including the Economic Crime and Corporate Transparency Act and SOX legislation;
• increased volume of cyber attacks; and
• increased scale and complexity of the Group.

Focus areas for risk mitigation in 2024

We continue to look for ways to improve both our risk process and mitigating actions to address the identified risks. In 2024, we plan to focus on the following areas:
• develop the risk methodology and assess the usage of risk tools to further embed our processes;
• continue the review of the Group's compliance structure, roles and responsibilities conducted by the Group General Counsel and Director of Internal Audit & Risk; and
• repeat and develop Fraud Risk Assessment Process, expanding definitions and formalising a defined response plan and policy. Training to be rolled out globally to enhance knowledge and awareness.

Identified risks

The principal risks most relevant to the Group are described in the table on pages 88 to 93, together with mitigating actions.

Information on climate-related risks is provided on page 78.

Full details of our financial risks can be found in Note C1 on pages 203 and 204. The exact financial impact of one or more of our principal risks materialising will depend on the precise operational impact of the risk, its interaction with other risks and whether mitigating actions are successful in reducing the overall financial impact. The Group is exposed to other risks and uncertainties related to environmental, political, social, economic and employment factors in the territories in which we operate. Additional risks and uncertainties not presently known to management or deemed to be of lower materiality may, if they manifest themselves, have an adverse impact on the Group's growth, profitability, cash flow and/or net assets.

Risks and Uncertainties
continued

Our risk management process



Emerging risk – Identification and escalation

Internal audits – Compliance verification

Activities	Responsible bodies
• Oversight via Audit Committee and Board meetings • Approval of risk process annually • Review of Group Risk Committee minutes • Review of Group strategy annually	Audit Committee; Board
• Coordinate risk identification, reporting and governance activity via a central risk register updated twice a year • Assessment and categorisation of risk • Group mitigating actions • Define/review Group policies and procedures annually • Group strategy definition annually • Monitoring via regional monthly performance reviews	Executive management; Group Risk Committee; Internal Audit function
• Consolidation and assessment of country risks • Regional mitigation actions • Regional operational priorities definition • Functional risk identification and assessment • Monthly performance review process	Regional management; Functional management
• Review and assessment of local risks • Country-level mitigating actions • Monitoring via monthly business unit reviews	Country management
• Local risk identification as part of day-to-day operations • Local mitigating actions as part of day-to-day operations	Operational unit

Principal risks by category

People

Strategic

- Failure to integrate acquisitions and execute disposals from continuing business
- Failure to develop products and services that are tailored and relevant to local markets and market conditions

Find out more on page **89**

Financial

- Failure to grow our business profitably in a changing macroeconomic environment
- Failure to mitigate against financial market risks

Find out more on page **90**

Operational

- Breaches of laws or regulations
- Failure to ensure business continuity in case of a material incident
- Fraud, financial crime and loss or unintended release of personal data
- Safety, health and the environment
- Failure to deliver consistently high levels of service to the satisfaction of our customers

Find out more on page **91** to **93**

Find out more
The icons used in this section correspond to our strategic priorities as set out on pages **16** to **19**
The icon used in this section relates to our Key Performance Indicators on pages **22** to **25**

Principal risk: Strategic

Failure to integrate acquisitions and execute disposals from continuing business

Overall risk: High

Trend: Stable
The ongoing integration of Terminix together with ongoing acquisition activity retains the risk level as high.

Strategic Priorities



The Company has a strategy that includes growth by acquisition, and 41 new businesses were acquired in 2023. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Impact should the risk materialise
If the Company fails to successfully integrate acquisitions into its existing organisational structures and IT systems, fails to deliver the revenue and profit targets, or fails to deliver expected synergy savings, the business may not achieve the expected financial and operational benefits, which may adversely impact growth, profitability and cash flow.

Our business may be required to recognise impairment charges or be subject to asset re-evaluations or downgrades.

Business disposals also have to be managed efficiently to minimise risk to the businesses being disposed of and the residual business.

Mitigating actions
- Integration plans considered by the Investment Committee as part of the

acquisition approval process. Integration activities and progress discussed during monthly performance reviews.
- Dedicated project teams established for the largest acquisitions and demergers with clear deliverables over three months, six months and one year. Proven induction programme across the first 100 days for acquisitions.
- Continuity of management/leadership in acquired companies, where possible.
- Use of transaction structures including deferred consideration to mitigate deal risk.
- Group departments involved with acquisitions to drive integration plans and compliance with Group standards, especially when entering new geographies.
- Formal post-acquisition review of every acquisition by Investment Committee against original business plan within 18–24 months; Board post-investment review of acquisitions in aggregate every six months; Internal Audit review of acquisitions in new geographies within 12–18 months.
- Board approval of acquisitions involving new countries, new business lines, or above a defined financial threshold.

- IT integration playbook to support an effective and timely integration of IT systems.

Changes in 2023 versus 2022
- Additional resources in both the US and Group functions to support integration and replatforming related to the Terminix integration
- Continued use of dedicated Integration Management Office (IMO) and governance for the Terminix integration
- Use of expert consultants where outside of business expertise

Performance measures to monitor risk
- Integration plans (day 1, 30 days, 100 days, one year)
- Reviews of integration plans for specific large acquisitions
- Post-acquisition review completions
- Post-investment review by the Board of aggregate performance of investment in M&A
- Regular steering committee to assess progress, chaired by the Chief Executive

---

Principal risk: Strategic

Failure to develop products and services that are tailored and relevant to local markets and market conditions

Overall risk: Medium

Trend: Stable
No significant changes, resulting in a stable trend.

Strategic Priorities



We operate across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs, which allows us to meet our growth objectives and stay ahead in a highly competitive industry.

Impact should the risk materialise
If we are not able to adapt to local business and consumer needs, our existing customers may choose not to renew contracts, or seek reductions in prices. This would negatively impact our ability to maintain or increase margins and cash flow.

Examples include:
- We must adapt to changes to the regulatory environment that may ban certain products or service models from being used, such as permanent rodent baiting.
- We need to respond to the expectations from customers and society for us to reduce our own environmental impact and support our customers in reducing their environmental impact.

- We need to develop products that are networked and capable of being monitored in real time, or react to competitor technology developments that are disruptive to the market.

Mitigating actions
- Acquisition of targets with specific capabilities that address future changes in our markets.
- Investment Committee to approve targeted investment in innovation to meet market and regulatory needs.
- Category Boards for Pest Control and Hygiene & Wellbeing categories overseeing the roll-out of innovations at pace across our regional businesses.
- Continued investment in digital platforms to support Sales and Service frontline colleagues.
- Group KPIs for innovation at a customer and colleague level to monitor progress.
- Further develop our range of sustainable, non-toxic and humane pest control solutions.

Changes in 2023 versus 2022
- Acquisition of technology-focused companies
- Increased penetration of digital technologies on customer sites
- Increased use of data analytics via our Command Centre platform to provide business insight
- Further research into non-toxic pest control solutions

Performance measures to monitor risk
- Sales growth for key innovations
- Percentage of sales revenue from innovation
- Number of sites with digital solutions
- Percentage of commercial customers registered for digital platforms
- Percentage of colleagues using digital applications

Emerging risk
- Potential for increasing regulatory requirements

Principal risk: Financial

Failure to grow our business profitably in a changing macroeconomic environment

Overall risk: Medium

Trend: Increasing
Increasing, due to the ongoing fluctuation of inflationary pressures.

Strategic Priorities



The Company's two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macroeconomic environment that is subject to uncertainty and volatility.

Impact should the risk materialise
Changes in the macroeconomic environment could have a number of different impacts on the ability of the business to grow profitably, to sustain recruitment and to deliver against targets.

Examples include:
• Recession and economic slowdown in some of our key markets.
• Changes to the global job market and the challenges of recruitment.
• Increased costs of doing business, with rising costs as a consequence of political instability, increasing interest rates and civil unrest.
• Low-growth economies with inherent cost inflation where the Company has weak pricing power may make it difficult to maintain profitability, especially in areas of hyperinflation.
• Growing market presence of multinational competitors may increase the cost of acquisitions and drive down prices, impacting profitability.
• Shift to greater proportion of key accounts in some markets may drive down prices and make it difficult to maintain profitability.
• Legislation (including climate change legislation), regulation or society expectation limits our 'licence to operate'.
• Inflationary pressures drive costs higher, potentially pricing out customers in challenging financial positions coupled with wage inflation demands.

Mitigating actions
• Resourcing being driven by the capital allocation model, differentiated by line of business to maximise opportunities.
• Working with governments and regulators on implementation of new regulations.
• Maintaining a low-cost operating model, focused IT investment, incentives to deliver efficient operations, and back-office process alignment and standardisation programme.
• International Key Accounts team developing business with multinational customers to take advantage of the unique global capabilities and new Hygiene & Wellbeing offerings.
• Leveraging size and scale to develop additional business opportunities in the North America region.
• A regionally focused defined pricing programme to drive profitability on existing portfolio, build insight and enable profitable growth from new business and innovations.
• Group Procurement team tasked to deliver economies of scale while ensuring robust supply chain.
• Refresh of the customer contracting minimum standard to drive consistent contracting across the Group.

Changes in 2023 versus 2022
• North America business now accounts for c.60% of Revenue at CER, up from c.45%
• Increased focus at regional level on inflationary impacts and mitigating actions
• Increased resources to govern pricing decision
• Increased energy costs

Performance measures to monitor risk
• Revenue growth, in total and by category
• Group Organic Revenue Growth, in total and by category
• Revenue contribution from acquisitions
• Adjusted Operating Profit ⬛
• Group Adjusted Operating Margin
• Adjusted Free Cash Flow Conversion ⬛
• Net capital expenditure
• Customer retention ⬛
• Colleague retention ⬛

Emerging risk
• Global or local market recession

Principal risk: Financial

Failure to mitigate against financial market risks

Overall risk: Low

Trend: Stable
Unchanged, no significant changes resulting in a stable trend.

Strategic Priorities

Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.

Impact should the risk materialise
If any or a combination of the above risks materialise, this may have a negative impact on profitability, cash flow and financial statements, and may negatively impact financial ratios and credit ratings, impacting our ability to raise funds for acquisitions.

Mitigating actions
• Financing policy in place to ensure that the Company has sufficient financial headroom to finance operations and bolt-on acquisitions. Commitment to target credit rating of BBB.

• Treasury policies that limit the use of foreign exchange and interest rate derivatives, set limits for financial counterparty exposure, govern how financing is raised in bank and other debt capital markets, and provide rules around Treasury-related matters at operating company level.
• Monthly Treasury Committee to report and monitor financial rating agency metrics, and compliance with Treasury policies.
• Monitoring the impact of exchange rate movements on non-GBP profits and net debt.
• Cash pooling and debt financing arrangement to match, as far as possible, currency availability/demand across borders.
• Revolving credit facility (RCF), unlikely to be affected by adverse credit and financial market events.

Changes in 2023 versus 2022
• No material changes

Performance measures to monitor risk
• Liquidity headroom at the year end of £1,603m
• Counterparty ratings of A- or above
• Monthly reporting against ratings metrics
• If economically feasible, no unhedged foreign exchange positions above £10m, fixed interest >50%; and matching currency of net debt to underlying profitability
• Monitoring of amounts outstanding against counterparty credit limits

Emerging risk
• Volatile exchange rates
• Rising interest rates

Principal risk: Operational

Breaches of law or regulations (including tax, competition and antitrust laws)

Overall risk: Low

Trend: Stable
Stable, albeit compliance with SEC reporting and the Sarbanes-Oxley Act remains a requirement.

Strategic Priorities



As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.

Impact should the risk materialise
Failure to comply with local laws including bribery and corruption, anti-competitive practice, employment law, data privacy, health and safety, or financial and tax reporting requirements may result in fines or withdrawal of licences to operate, which could adversely impact growth, profitability and cash flow, as well as causing reputational damage.

The Group operates across many different tax jurisdictions and is subject to periodic tax audits, which sometimes challenge the basis on which local tax has been calculated and/or withheld. Successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Additionally, as the Sarbanes-Oxley Act and other US legislation now applies to the Group, the risk of failing to establish and maintain an effective system of internal controls to meet these laws could impact the Company both financially and operationally.

Mitigating actions
- Group legal oversight in acquisitions.
- Tax strategy reissued and approved by the Board annually.
- Significant tax planning opportunities must be pre-agreed with the Group Tax Director and Chief Financial Officer with independent tax advice taken where necessary.
- Regular review of tax exposures.
- Group authority schedule in place and regularly reviewed.
- Group and local policies in place and regularly reviewed.
- Requirement to report breaches in controls and/or laws to the Group General Counsel and the Director of Internal Audit & Risk.
- Follow-up by Group General Counsel of any significant regulatory breach in any country.
- Mandatory training on Code of Conduct and other core compliance topics, to instil a highly principled culture of ethical behaviour; completion rates reported to senior management monthly.
- All major business transactions or internal reorganisations are subject to a rigorous internal and external review.
- Programme to implement and monitor internal controls over financial reporting (ICFR).

Changes in 2023 versus 2022
- Continued development of reporting and monitoring of audit issues
- Defined email reminder process to senior colleagues for mandatory online training completion
- Refresh of a number of corporate policies including the Code of Conduct and competition law policy
- Group authority schedule updated and distributed
- Mandated SOX training introduced
- Programme to elevate ICFR up to SOX standards

Performance measures to monitor risk
- Central management of material litigation, including quarterly internal reporting
- Regular review of tax exposures and the status of tax audits by the Audit Committee
- Completion rate monitoring for mandatory U+ training modules, e.g. Code of Conduct and competition law
- Monthly monitoring and reporting of audit issues to executive management

---

Principal risk: Operational

Failure to ensure business continuity in case of a material incident

Overall risk: Medium

Trend: Stable
While volumes of cyber attacks continue to trend upward, mitigating actions result in the trend for this risk as stable.

Strategic Priorities



The Company needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.

Impact should the risk materialise
Failure to service our customers may affect our ability to retain those customers and damage the Company's reputation. This may negatively impact growth, profitability and cash flow.

Examples of incidents that could impact our ability to service customers include:
- A significant cyber attack or IT failure which impacts our ability to plan efficient routing, or ability to invoice, and is not recovered quickly.
- Fire, flood or climate event impacting our premises or transportation/supply chain network, preventing goods from being available to enable our technicians to service our customers.
- Industrial action by colleagues.
- Where third parties are engaged for services, the termination or business disruption could materially impact the business.

Mitigating actions
- All countries and units maintain and regularly review business continuity plans, with local plans to service from alternative locations if required.
- The majority of key data and applications are located within regional data centres with enhanced backup capability.
- A dedicated Security Operations Centre is in place to monitor and tackle ongoing cyber threats.
- Specific tools deployed at data centres to detect and prevent spreading of cyber attacks.
- IT disaster recovery plans for regional ldata centres.
- Data encryption and implementation of Workspace ONE (VMware) on devices and mobile phones.
- Ongoing user education awareness programmes.
- Annual penetration testing on all systems to test external firewalls and address any identified weaknesses.
- Annual inspections of key sites by insurers, on a rotating basis, to identify potential risks.
- Focus on IT audits completed by the Internal Audit function, supported by third parties.

Changes in 2023 versus 2022
- Regular patching programme for all key applications
- Deployment of anti-ransomware software to the data centres
- Additional resources added to the IT security team
- Wider use of automated IT software for system data and settings, e.g. scanning tool or risk assessment software
- Addition of Workspace ONE

Performance measures to monitor risk
- Number of serious IT incidents and time taken to respond
- Major Incident Review actions
- Actions arising from IT security self-assessments
- External testing and benchmarking of our IT security environment
- IT-specific risk register focused on assessing, monitoring and tracking IT-related risk

---

Principal risk: Operational

Fraud, financial crime and loss or unintended release of personal data

Overall risk: Medium

Trend: Stable
No significant changes, resulting in a stable trend.

Strategic Priorities



Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers; unintended loss or release of such data may result in sanctions, fines and reputational risk.

Impact should the risk materialise
Loss of personal data of customers, suppliers or colleagues could, if significant, result in regulatory intervention, which may result in substantial fines and damage to the Company's reputation.

Theft of Company assets including property, customer or colleague information, or misstatement of financial or other records via deliberate action by colleagues or third parties may constitute fraud and result in financial loss to the business, damage to the Company's reputation and/or fines by regulators.

Mitigating actions
• Ongoing programme to ensure all businesses are compliant with data privacy requirements.

• Dedicated and enhanced data privacy team, plus local privacy officers and privacy champions networks.
• Mandatory online training by all senior colleagues for the Code of Conduct.
• Compliance with Code of Conduct and other key policies affirmed by the annual Letter of Assurance by all senior management.
• Standardised financial control framework operating in all locations.
• Confidential Speak Up hotline and email address, monitored and followed up by Internal Audit.
• Suspected frauds investigated by Internal Audit as required and lessons learned implemented by management.
• Periodic fraud risk assessment process.
• User security awareness guidance and policies refreshed and reissued.
• Updated policies on devices and the provision of Citrix-only access combined with global patching programmes.
• Deployment of anti-ransomware to our data centres.
• Securing information.

Changes in 2023 versus 2022
• Fraud risk assessments mapped to SOX controls
• Reviewed fraud processes to new legislation (applicable 2024)
• Translated key financial control processes and training delivered
• IT general controls project continues to ensure the integrity of the data and processes, including colleague education
• Review and refresh of the Major Incident Reporting protocol

Performance measures to monitor risk
• Completion rate for mandatory U+ training modules
• Data privacy programme implementation
• Speak Up investigations and remediation
• Key financial controls pass rates
• Periodic review of IT access for critical applications

Emerging risk
• Economic Crime and Corporate Transparency Act extends fraud scope globally

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Principal risk: Operational

Safety, health and the environment (SHE)

Overall risk: Medium

Trend: Stable
No significant changes, resulting in a stable trend.

Strategic Priorities



The Company has an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of and minimise any adverse impact on the environment.

Impact should the risk materialise
The Company operates in hazardous environments and situations, for example:
• use of poisons and fumigants in Pest Control;
• driving to and working at customers' premises;
• working at height; and
• exposure to needlestick injury/biohazards from medical waste.

Non-compliance with internal policies or industry regulations could lead to personal injury, substantial fines or penalties, including withdrawal of licences to operate and reputational damage.

Environmental risks may arise from former activities at sites currently operated by the Group or acquired by the Group. Legislation and changing expectations may require the business to alter its methods of operation.

Mitigating actions
• Robust SHE policies supplemented by technical policies address higher risk and regulated activities.

• SHE officers in all jurisdictions, supported by a dedicated central SHE team.
• Mandatory training of all relevant colleagues in safe working practices.
• Focus on implementation of Group fumigation standards throughout the appropriate businesses and in all new acquisitions.
• SHE considered as the first item at all Board and senior management meetings; review of standardised SHE KPIs.
• Formal review of accidents and circulation of lessons learned (e.g. Safety Moments videos).
• Vehicle telematics now deployed in 28 countries to reduce accidents and/or vehicle emissions.
• c.600 electric vehicles deployed in 19 countries to reduce emissions and drive towards our Net Zero target.
• Strategy to further develop environmentally friendly approaches, e.g. lower pest control chemical use, recycling of hygiene units, roll-out use of electric vehicles, alternative fumigants.

Changes in 2023 versus 2022
• Roll-out of digital site risk assessment application which is either live or in pilot in more than 68 markets, with testing in others
• Refreshed and updated fumigation subcontractor processes

• Updates to central technical register related to approved high-risk activity documentation
• Fumigation usage included in carbon emissions equivalent footprint reporting
• Enhanced safety training to include driver safety practices
• Implemented a new incident management solution that supports easier access to report an incident and enhanced data reporting
• Updated and redeployed internal major incident reporting protocol
• Independent assessment of readiness for ESG reporting under CSRD, ISSB and SEC requirements

Performance measures to monitor risk
• Lost Time Accident rate
• Working Days Lost rate
• Total emissions and emissions intensity
• Fuel intensity metrics (litres of fuel used per GBP of revenue)
• Fumigant intensity metrics (CO_2e per GBP revenue)
• Energy usage and percentage of green energy purchased
• Electric vehicle deployment (number of vehicles and countries)
• Completion rates for mandatory U+ training

Principal risk: Operational

Failure to deliver consistently high levels of service to the satisfaction of our customers

Overall risk: Medium

Trend: Stable
No significant change resulting in a stable trend.

Strategic Priorities



Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

Impact should the risk materialise
If our operatives are not sufficiently qualified, or do not have the right skills, or we fail to innovate successfully, this may negatively impact our ability to acquire or retain customers, adversely impacting growth, profitability and cash flow.

Industrial action in key operations could result in diminished customer service levels; if prolonged, it could damage the Company's reputation and ability to secure or renew contracts.

In markets where overall employment rates are high, and/or our business is growing fast organically or via acquisition, we may have difficulty attracting and retaining key management of the right capability and the right calibre of operational personnel.

Changes in the global job market resulting in difficulty in recruiting and retaining colleagues at all levels of the organisation, may impact our ability to service our customers to the highest standards.

Major digital change programmes could disrupt our ability to deliver high levels of service to our customers.

Mitigating actions
- HR development processes, including Employer of Choice programme.
- Regular tracking of customer satisfaction and the perception by both customers and non-customers of Rentokil Initial, benchmarked against competitors.
- Dedicated Operational Excellence team to drive superior customer service and safe working practices, and to establish key metrics, combined with a strong focus on safety by supervisors and frontline staff.
- Incentives for Sales and Service staff aligned closely with strategic priorities, based on delivering improved customer service levels.
- Oversight of key industrial relations matters by Group HR Director and regular review by the Chief Executive for countries where industrial relations risk is elevated.
- HR-lead recruitment initiatives, including recruit ahead, benchmarked pay plans, global careers and recruitment websites.
- Regular review of major IT programmes by the Chief Information Officer.
- IT Investment Committee to ensure sufficient allocation of resources, with a quarterly IT risk meeting to ensure oversight of IT transformation plans.
- Local business continuity plans.

Changes in 2023 versus 2022
- The new U+ training platform is the primary training platform for colleagues
- Continued deployment of IT programmes and tools to frontline colleagues
- Diversity, equity and inclusion training programme to leaders, managers and colleagues
- Launch of new external recruitment website enhancing our internal job referral platform

Performance measures to monitor risk
- Sales and Service colleague retention ⬛
- The number of online training courses being developed
- U+ learning views
- State of Service ⬛
- Customer satisfaction (Customer Voice Counts) ⬛
- Customer retention ⬛

Emerging risk
- Potential for disruption to customer service in North America due to the branch consolidation programme

Where to find further information

Failure to integrate acquisitions and execute disposals from continuing business	Our Strategic Priorities, pages 16 to 19
Failure to develop products and services that are tailored and relevant to local markets and market conditions	Innovation in Pest Control, pages 26, 27 and 42
	Our Strategic Priorities, pages 16 to 19
	Innovation and digital services for customers, page 71
Failure to grow our business profitably in a changing macroeconomic environment	Our Business Model, pages 14 and 15
	Colleague and Shareholder KPIs, pages 22, 24 and 25
	M&A execution, pages 18, 32, 33 and 60
	Our journey to net zero, pages 11 and 80
Failure to mitigate against financial market risks	Note C1 Financial risk management, pages 203 and 204
Breaches of laws or regulations (including tax, competition and anti trust laws)	Policies and practices, page 116
Failure to ensure business continuity in case of a material incident	Cyber security, page 116
Fraud, financial crime and loss or unintended release of personal data	Policies and practices, page 116
	Our responsible business approach, pages 68 to 82
Safety, health and the environment	Key Performance Indicators, pages 22 to 25
	Keeping our colleagues safe, page 69
	Environment, pages 72 to 82
Failure to deliver consistently high levels of service to the satisfaction of our customers	Innovation and digital services for customers, page 71
	Colleague and Customer KPIs, pages 22 to 24

Viability Statement

In accordance with provision 31 of the Corporate Governance Code, the Board of Directors has assessed the viability of the Group, taking account of the Group's current financial position, the latest three-year strategic plan and the potential impact of our principal risks described on pages 88 to 93. Based on this assessment, the Board confirms that it has a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2026.

The business model of the Group is focused on the delivery of services to customers at their premises. These are professional and often highly technical services, where customers have a need that we can help resolve. While these needs are subject to some seasonality and macroeconomic cycles, overall they are highly stable and growing at GDP rates or faster. The drivers of this growth are key to the Group's prospects. Population growth, growth of the 'middle class', and urbanisation around the world brings growing numbers of humans closer together, increasing the need for hygiene, as seen in the pandemic, and for control of pests where sources of food are more available. While climate change will undoubtedly have some adverse impacts on the Group, the disaggregated nature of our services at customer locations materially reduces our physical risks. Finally, the change in environment will likely bring upsides as pest breeding seasons are longer, mortality rates are lower and infestations are able to move into markets where they historically could not survive. Overall, the combination of business model and macroeconomic factors suggests that recent growth trends should foreseeably continue in line with our medium-term targets and beyond.

Period of assessment
Although the Directors have no reason to believe that the Group will not be viable over a longer time frame, because of the degree of uncertainty, the period over which the Directors have a reasonable expectation as to the Group's viability, is the three-year period to 31 December 2026. Having considered whether the assessment period should be extended, it is the view of the Directors that a three-year period is still appropriate as it is consistent with the historical periods in the budgeting and strategic planning process. Three years is also aligned with the most frequent duration of both the customer and supplier fixed term contract periods entered into by the Group.

Strategic planning process
The budget and longer-term plan have been prepared in line with the Group's strategy as described in detail in the Strategic Report (pages 3 to 94). The Board reviews the Group's performance at its meetings and depending on the external environment and its potential impact on the Group's latest full-year forecast and strategic plan, may model a number of scenarios.

Viability assessment
In making their assessment, the Directors have considered the current position of the Group and have undertaken a robust evaluation of the principal risks, in particular the ones that could impact on the liquidity, solvency and viability of the Group. The Directors have taken account of the Group's liquidity position and the Group's

ability to raise finance and deploy capital. The results consider the availability and likely effectiveness of the mitigating actions that could be taken to avoid or reduce the impact or occurrence of the identified underlying risks.

Mitigating actions that were identified as part of the viability assessment in previous years, and which were found to be effective during the pandemic, include securing additional liquidity, deferring shareholder distributions, pausing M&A activity, reducing planned capital expenditure, use of recognised tax payment deferral mechanisms and actively managing the cost base of the Group. Should these measures be insufficient then the Group would consider raising equity; however, that has not been required to date.

Although the review considered all the emerging and principal risks identified by the Group, the focus was also on how global events, like a worldwide pandemic, could impact the Group's future financial performance and its cash generation under different scenarios. As a result, severe but plausible downside sensitivities were applied to the three-year plan approved by the Board.

The three-year plan is most sensitive to the reduction in revenue due to customer suspensions over extended durations. With that in mind, the Directors have chosen scenarios reflecting the principal risks to stress test the three-year plan for the following downside scenarios:
- Revenue reduces by 20% against the budget for six months of 2024. This scenario is significantly worse than the customer suspensions experienced during the first half of 2020, before the acquisition of Terminix (which increased the size of the Group revenue by c.60%), which peaked at slightly below 30% for one month only. Risks: failure to grow our business profitably in a changing macroeconomic environment; failure to deliver consistently high levels of service to the satisfaction of our customers; failure to develop products and services that are tailored and relevant to local markets and market conditions; failure to ensure business continuity in case of a material incident; and failure to integrate acquisitions and execute disposals from continuing business.

- A prolonged downturn where revenue reduces by 20% for each of the three years in the model. Risks: failure to grow our business profitably in a changing macroeconomic environment; failure to deliver consistently high levels of service to the satisfaction of our customers; failure to develop products and services that are tailored and relevant to local markets and market conditions; failure to ensure business continuity in case of a material incident; and failure to integrate acquisitions and execute disposals from continuing business.

- A significant one-off charge of £200m either in the form of a number of bank failures or as a result of a major fine. Risks: failure to ensure business continuity in case of a material incident; breaches of laws or regulations (including tax, competition and antitrust laws); failure to mitigate against financial market risks; fraud, financial crime and loss or unintended release of personal data; and safety, health and the environment.

We have also considered two joint scenarios of the above: 1) the six-month scenario and a substantial fine; and 2) the three-year scenario and a substantial fine. Reverse stress tests were considered involving bank losses or fine of c.39% of 2024 Global Revenues (GDPR capped at 10%), or a 57% downturn in Global Revenues for existing headroom to be fully used. If we assumed no mitigating activities as described above, this would be 37% for three years.

The impact of the scenarios has been modelled to test projected liquidity headroom over the three-year viability period. In each of the individual and joint scenarios, the Group continues to retain sufficient liquidity headroom with the mitigating actions it can deploy. None of the scenarios required additional external funding above and beyond existing committed facilities and in the most severe downside scenario the minimum headroom modelled was c.£1bn before the inclusion of mitigating actions.

In the three-year period of the viability statement, the Group has three debt maturities. In November 2024 the €400m bond matures, followed by the $700m term loan in October 2025 and the €500m bond in May 2026. As at 31 December 2023, the Group had total undrawn committed facilities of $1bn (£785m) and unrestricted cash, net of overdrafts of £818m, giving the Group combined headroom of £1,603m.

In addition to its committed headroom, the Group also has a $250m accordion linked to its RCF, a £1bn Commercial Paper Programme and an uncommitted, undrawn overdraft facility amounting to £20m.

Throughout 2023, the Group maintained its long-term (BBB with a Stable outlook) and short-term (A-2) credit ratings. At the time of the acquisition of Terminix, S&P Global reaffirmed the rating and also moved the Group's Business Risk Profile up from Satisfactory to Strong. In addition to this the Group also obtained a second long-term rating (BBB with a Stable outlook) from Fitch Ratings during 2023.

The combination of a strong investment grade credit rating, the RCF banks' willingness to provide debt funding free of financial covenants, the flexibility the Group has to make material reductions in its cash outflows, which was demonstrated during 2020, and the fact that the Group has continued to generate cash, provide the Directors with confidence that the Group could raise additional debt finance if required.

The geographical spread of the Group's operations helps minimise the risk of serious business interruption. Furthermore, the Group is not reliant on one particular group of customers or sectors.

Based on this assessment and having carefully considered the Group's current standing, debt servicing and the risks and uncertainties referred to above, in line with the UK Corporate Governance Code, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period ending 31 December 2026.

Corporate Governance









Chairman's Introduction to Governance



The integration of Terminix has been a key focus for the Board, and the Group has made strong progress with the integration, successfully delivering on all our integration milestones and achieving our cost synergy targets for the year.

Richard Solomons,
Chairman

Dear Shareholder

The Group delivered a good operational and financial performance in 2023, despite the continuing macroeconomic uncertainty in certain markets, including inflationary pressures in key markets. In achieving strong revenue growth and improved margins, the Group has demonstrated the resilience of our business model. This is underpinned by our provision of essential services, a diversified portfolio, global presence, and our firm commitment to innovation.

The integration of Terminix has been a key focus for the Board, and the Group has made strong progress with the integration, successfully delivering on all our integration milestones and achieving our cost synergy targets for the year. The combination continues to create significant value-enhancing benefits, and the Group has upgraded our expectations for total cost synergies. Lower sales lead generation and conversion in a softer consumer market in the second half of 2023, however, has resulted in a slowdown of organic growth in North America. The Board has evaluated the business's response to these market conditions, so as to maintain our underlying operating momentum in the region, and there is a clear and comprehensive plan, to strengthen our sales and marketing capability, and drive customer wins, in the region. The Board will continue to closely monitor any impact on our share price that this may have.

Given the Group's operational and financial performance in the year, I am pleased to announce that the Board is recommending a final dividend of 5.93p per share for 2023.

An overview of the key matters considered by the Board during the year is set out below, with further detail provided on the Board's composition, activities and corporate governance arrangements in the following pages.

Strategy

Throughout the year, the Board has monitored the Group's performance against our strategy, with consideration given to our strategic priorities. Rentokil Initial is the world's largest pest control and hygiene and wellbeing services provider, and we continue to progress our strategy, with sustained organic growth and bolt-on M&A. In 2023, the Group acquired 41 new businesses, with a focus on high-quality pest control businesses in Growth and Emerging markets, and the expansion of our Hygiene & Wellbeing business. Further details as to our strategic priorities, and the progress that the Group has made on them in the year, can be found on pages 16 to 19.

Safety, health and environment

At Rentokil Initial, we provide high-quality services for our customers by focusing on the safety, engagement and training of our colleagues, and by developing innovative products and services which are increasingly non-toxic and sustainable.

This is emphasised through our mission: Protecting People, Enhancing Lives and Preserving our Planet.

The Board reviews safety, health and environmental (SHE) performance at each meeting, and is pleased to note our sustained delivery of high levels of colleague safety performance, as the Group continues to give priority to ensuring that everyone gets home safe at the end of their working day. During the year the Board also discussed the Group's broader sustainability strategy, including the environmental initiatives across the Group. More information can be found in the Responsible Business section on pages 68 to 82 and in our separate Responsible Business Report, which is published on our website.

Board composition and effectiveness

At the conclusion of our Annual General Meeting (AGM) in May 2023, Julie Southern stepped down from the Board, having served as a Non-Executive Director for nine years, with our considerable thanks for her exemplary support and guidance.

In April 2023, we welcomed Sally Johnson, Chief Financial Officer at Pearson plc, as a Non-Executive Director. Sally subsequently succeeded Julie as Audit Committee Chair in May. Sally brings strong financial expertise, and US listed company experience, to the Board and has settled in well to the role following a comprehensive induction as detailed on page 130.

Further details on Board composition may be found on page 107 and on succession planning on page 127.

In 2023, we undertook an external Board evaluation, facilitated by Chris Saul of Christopher Saul Associates. The report found that the Board and Board Committees continue to operate effectively. Information on this year's Board evaluation, and the progress made with the actions arising from the prior review, can be found on pages 112 and 113.

Remuneration

The Remuneration Committee Chair led a comprehensive engagement process with key shareholders during 2023 and early 2024, as the Board puts forward a new Directors' Remuneration Policy for shareholder approval at the AGM in May 2024. Full details of the Remuneration Committee's activities, including the new Directors' Remuneration Policy, is contained in the Directors' Remuneration Report on pages 131 to 161.

People

We believe that it is our colleagues who make Rentokil Initial what it is. The Board recognises the great team of people that the Group has, and is grateful to all our colleagues for their professionalism and dedication. We have continued our investment in being a world-class Employer of Choice, with a particular focus in the year on the North America business and the integration of the Terminix business. The Group now has 62,900 colleagues across the globe, with a shared mission, vision and values. The Board aims to engage with a broad range of colleagues, through attendance at meetings, partaking in colleague events, and site visits. We also receive fulsome updates from management on our colleagues, workforce engagement undertaken and culture. A key method for the Board to monitor culture, and to understand the sentiments of employees, is the Your Voice Counts (YVC) colleague survey. A YVC colleague survey was held in 2023, as detailed on page 70. The Board was pleased to note that we retained our strong levels of engagement and enablement, and that the Group received excellent feedback on the questions relating to SHE, My Manager, and Diversity, Equity and Inclusion. The Board's oversight of the Group's culture can be found on page 116, along with an overview of the Board's engagement with colleagues, and our wider stakeholders on pages 114 and 115. As can be seen below, as part of our ongoing engagement activities, I visited our Hong Kong office in November 2023.

During the year, the Board and the Nomination Committee continued to discuss the composition of and succession plans for senior management, with a particular focus on the North America leadership team. In October, Brett Ponton stepped down as the CEO of the Company's North America region. The Board is grateful to Brett for his contribution to the Group. Following a comprehensive recruitment process, we were delighted to announce the appointment of Brad Paulsen as CEO of our North America region in December 2023. Brad was previously the CEO of Rexel USA, and brings significant leadership experience to the business. See page 127 for further details on senior management succession planning and talent development.

Looking ahead

As we embark into 2024, the Board has confidence in the business's plans for maintaining the Group's performance and underlying trading momentum, notwithstanding the continued macroeconomic headwinds in certain markets. We will continue to closely monitor our North America business and the effectiveness of **THE RIGHT WAY 2** plan, the action plan that has been put in place to reinvigorate organic growth in North America.

I take this opportunity to express my gratitude to all our shareholders for their continuing support to the Company. We will once again be holding a hybrid AGM in May 2024, which all shareholders are welcome to attend.

**Richard Solomons,
Chairman**
7 March 2024

Meeting with colleagues in Hong Kong



In November 2023, while visiting Hong Kong, I had the pleasure of spending the day at our local Rentokil Initial office. The visit granted me the opportunity to meet with the Hong Kong team, and to take a tour of the office.

Whilst there, the team provided a presentation of the business and its people, along with an overview of the local market and opportunities in the region, the business's key priorities, a SHE update, and the business's key initiatives for 2024. I also held a Q&A session with the team. I am immensely grateful to the Hong Kong team for hosting me, and for providing me with increased insight into the business, its people and its customers, which I shared with my Board colleagues at our next meeting.

Governance at a Glance

Snapshot of our Board
at 31 December 2023

Age of Directors



● 45–54	33%
● 55–64	56%
● 65–74	11%

Professional background



● Finance	44%
● Legal	17%
● Economics	17%
● HR	11%
● Management	11%

Directors' tenure

Executive Directors	Service length
Andy Ransom	15 years 8 months
Stuart Ingall-Tombs	3 years 5 months

Non-Executive Directors

David Frear	1 year 3 months
Sally Johnson	9 months
Sarosh Mistry	2 years 9 months
John Pettigrew	6 years 0 months
Richard Solomons	4 years 10 months
Cathy Turner	3 years 9 months
Linda Yueh	5 years 2 months

Gender



● Female	33% (3)
● Male	67% (6)

Independence



● Independent Non-Executive Directors	67% (6)
● Executive Directors	22% (2)
● Non-Executive Chair	11% (1)

Ethnicity



● Asian/Asian British	22% (2)
● White British or other White	78% (7)

▤ **Find out more** Board and executive management diversity on page **129**

Board and Committee attendance at meetings held in 2023

	Board	Audit Committee	Nomination Committee	Remuneration Committee	Overall attended
David Frear	●●●●●●●●●	–	●●●●	●●●●●	100%
Stuart Ingall-Tombs	●●●●●●●●●	–	–	–	100%
Sally Johnson[1]	●●●●●●●	●●●●	●●	–	100%
Sarosh Mistry[2]	●●●●●●●●○	–	●●●●	●●●○○	83%
John Pettigrew	●●●●●●●●●	●●●●●●	●●●●	–	100%
Andy Ransom	●●●●●●●●●	–	–	–	100%
Richard Solomons	●●●●●●●●●	–	●●●●	–	100%
Julie Southern[3]	●●●●	●●●	●●	●	100%
Cathy Turner	●●●●●●●●●	–	●●●●	●●●●●	100%
Linda Yueh	●●●●●●●●●	●●●●●●	●●●●	●●●●●	100%

1. Sally Johnson was appointed on 1 April 2023.
2. Sarosh Mistry was unable to join the additional unscheduled meeting of the Board, and two Remuneration Committee meetings, one of which was an additional unscheduled meeting, due to conflicting commitments which could not be rearranged.
3. Julie Southern resigned on 10 May 2023.

▤ **Find out more** Meetings and attendance on page **107**

Board of Directors



Richard Solomons
Chairman

Appointed: March 2019 and became Chairman in May 2019

Skills, experience and contribution
Richard brings to the Board deep operational and financial expertise combined with a strong commercial and strategic development track record. As former Chief Executive Officer of InterContinental Hotels Group plc (IHG), and prior to that Chief Financial Officer, he has broad experience of leading a successful multinational, as well as delivering growth in North America and Greater China, and the effective use of digital tools in service-led global businesses.

These attributes enable him to provide the necessary leadership to the Board and to contribute insights relevant to many of the strategic priorities of the business, as well as experience from the key hospitality customer segment. He is active, in parallel with the Executive Directors, in engaging with investors to ensure that their views and perspectives are considered within Board discussions.

Richard has a BA in Economics from the University of Manchester, trained as a Chartered Accountant with KPMG, and has seven years' investment banking experience in New York and London with Hill Samuel.

Richard was previously a Non-Executive Director of Marks and Spencer Group plc, the Senior Independent Director of Aston Martin Lagonda Global Holdings plc and a Member of the Board of Governors and the Finance Committee at the University of Manchester.

Current external commitments
- Chair of the Board and the Advisory Committee, and Chair of the Remuneration Committee, Hotelbeds Group S.L.U. (Spain)
- Non-Executive Director and Chair of the Audit Committee, Mandarin Oriental International Limited (Bermuda)
- Chair of Spinal Track (appointed 14 December 2023)



Andy Ransom
Chief Executive

Appointed: May 2008 and became Chief Executive in October 2013

Skills, experience and contribution
Andy has led Rentokil Initial as Chief Executive since October 2013, and brings a focused operational management style, together with a broad range of commercial and strategic skills gained in senior executive positions and legal roles earlier in his career, including several years in the US and Canada. He has more than 30 years' experience of creating value through M&A around the world, at Rentokil Initial and ICI, and he has a strong record of engaging with stakeholders, from colleagues and customers to investors.

He joined Rentokil Initial in 2008, as Executive Director of the global Pest Control business, from ICI where he was part of the executive management team with operational responsibility for ICI's Regional and Industrial Division, after holding various management positions as General Counsel and head of the M&A team since 1987.

Andy is a graduate of the University of Southampton (LLB) and a qualified solicitor. He is a patron of Malaria No More UK.

Current external commitments
- Non-Executive Director, Informa plc (appointed 15 June 2023)
- Vice Chair of Street League (a youth unemployment charity)



Stuart Ingall-Tombs
Chief Financial Officer

Appointed: August 2020

Skills, experience and contribution
Stuart has extensive experience in senior operational and corporate finance roles, gained at Group level and in key operational businesses since joining Rentokil Initial in May 2007, as well as other leading organisations. Most recently, he was CFO for North America, the Company's largest business, and before that spent several years as Group Financial Controller and Treasurer before four years as Regional Finance Director for Europe, driving organisational change and enhancing growth. A deep operational understanding of key regional businesses, combined with experience at the corporate centre, enables Stuart to make a broad contribution to the ongoing development and growth of the Group.

After qualifying as an accountant at Stoy Hayward, Stuart worked for organisations including Lex Transfleet and RAC, and joined Rentokil Initial in 2007 as Divisional Finance Director for the global Pest Control business.

Stuart has a degree in Politics and International Studies from the University of Warwick and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW).

Current external commitments
- None

Key
- Ⓐ Audit Committee member
- Ⓝ Nomination Committee member
- Ⓡ Remuneration Committee member
- ⚫ Committee Chair

Board of Directors
continued



David Frear
Non-Executive Director

Appointed: October 2022

Skills, experience and contribution
David brings both extensive financial experience and a wealth of knowledge of the US market to the Board. He was a Non-Executive Director of Terminix Global Holdings, Inc. from January 2021 until it was acquired by Rentokil Initial in October 2022. David currently serves on the boards of several subsidiaries of Nasdaq, Inc., a leading provider of trading, clearing, exchange technology, listing, information and public company services. He previously served on the boards of Sirius XM Canada Holdings Inc., Savvis Communications and Pandora Media Inc.

In his executive career, David was the Chief Financial Officer of Sirius XM between 2003 and 2020, a subscription-based, satellite radio provider. Prior to this he was the Chief Financial Officer of Savvis Communications Corporation, Orion Network Systems Inc. and Millicom Incorporated and was an investment banker at Bear Stearns & Co., Inc. and Credit Suisse.

David has a Bachelor of Arts in History from University of Michigan and a Master of Business Administration in Finance from University of Michigan – Stephen M. Ross School of Business.

Current external commitments
• Non-Executive Director, The NASDAQ Stock Market LLC, NASDAQ PHLX LLC, NASDAQ BX, Inc., Nasdaq ISE, LLC, Nasdaq GEMX, LLC and Nasdaq MRX, LLC.



Sally Johnson
Non-Executive Director

Appointed: April 2023

Skills, experience and contribution
Sally brings to the Board substantial commercial and strategic finance experience from her extensive executive career. Sally is the Chief Financial Officer of the FTSE 100 company Pearson plc, which is also listed on the New York Stock Exchange. Since joining Pearson in 2000 she has held various finance and operational roles across The Penguin Group, the education business and at a corporate level at Pearson. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.

Sally is a member of the Institute of Chartered Accountants in England and Wales and completed her training at PricewaterhouseCoopers.

Current external commitments
• Chief Financial Officer, Pearson plc



Sarosh Mistry
Non-Executive Director

Appointed: April 2021

Skills, experience and contribution
Sarosh has extensive experience as a senior executive, driving organic and inorganic growth in business-to-business services, especially in North America. He has deep experience of building businesses across the healthcare, retail, facilities management, hospitality, financial services and consumer technology industries, including innovation-led growth, service line extensions and new country entries (including emerging markets in Latin America and Asia). His executive experience has been in complex, geographically dispersed and multi-site businesses operating globally.

Sarosh Mistry is Sodexo's CEO and Chairman of North America. He leads the North America Regional Leadership Committee for Sodexo, and is responsible for the coordination of Sodexo businesses in North America. Prior to leading North America, he served as the CEO for Sodexo's business segment Home Care Worldwide, which operates in 13 countries. Prior to joining Sodexo in 2011, he worked in senior roles in major business-to-business and consumer organisations Compass Group, Starbucks, Aramark and PepsiCo.

Sarosh has a Bachelor's degree from St John's University, Minnesota, and an MBA from the A. Gary Anderson Graduate School of Management, California.

Current external commitments
• CEO and Chairman, Sodexo North America
• Board Director, Didi Hirsch Mental Health Services

Board changes in 2023 and 2024
Having served for a period of nine years, Julie Southern did not stand for reappointment at the AGM in May 2023. Sally Johnson joined the Board as a Non-Executive Director on 1 April 2023.



John Pettigrew

Senior Independent Director

Appointed: January 2018 and became Senior Independent Director in May 2019

Skills, experience and contribution
John has a strong track record of developing and implementing global strategies for profitable growth at National Grid, deep experience of running a major US business, a strong economic background and engineering leadership experience. His skillset includes service provision to a large commercial and residential customer base, delivering world-class levels of safety performance and driving transformational change in highly regulated environments. He also has significant experience of M&A in both the UK and US. He has broad experience of dealing with governments and regulators in the UK and the US, and leading development of environmental, social and governance (ESG) strategies by driving the introduction of National Grid's first ever Responsible Business Charter, which launched in 2020, and led the company's Principal Partnership of COP26 in Glasgow.

John is Chief Executive of National Grid plc, a fellow of the Institute of Engineering and Technology, and a fellow of the Energy Institute. He is a member of the Edison Electric Institute Executive Committee, a member of the Electric Power Research Institute Board and sat on the President's Committee of the CBI. He was a member of the UK government's Inclusive Economy Partnership until it was disbanded.

Current external commitments
• Chief Executive, National Grid plc



Cathy Turner

Non-Executive Director

Appointed: April 2020

Skills, experience and contribution
Cathy is an experienced Non-Executive Director with significant business leadership experience plus a deep knowledge of HR and remuneration matters. Her executive career, at executive committee level at Barclays plc and Lloyds Banking Group plc, has included responsibility for strategy, investor relations, HR, corporate affairs, legal, internal audit, branding and marketing. She brings deep experience of leading international customer-focused businesses, operating in complex, highly regulated industries and navigating highly challenging environments such as the 2008 financial crisis.

Her earlier career was in consulting and manufacturing and included roles with major audit and consultancy firms. She was previously a Non-Executive Director of Quilter plc, Aldermore Bank plc and Motonovo Finance Limited, and a Trustee of Gurkha Welfare Trust. Cathy graduated in Economics from Lancaster University. She is a partner at the senior advisory organisation, Manchester Square Partners.

Current external commitments
• Senior Independent Director and Chair of the Remuneration Committee, Lloyds Banking Group plc
• Senior Independent Director and Chair of the Remuneration Committee, Spectris plc
• Partner, Manchester Square Partners



Linda Yueh CBE

Non-Executive Director

Appointed: November 2017

Skills, experience and contribution
As an economist, corporate lawyer and financial broadcaster, Linda brings a diverse range of skills to the Board, including strong commercial experience gained through her work in corporate law and previous non-executive positions, as well as deep insights into the economic environments in the markets in which Rentokil Initial operates, including key emerging and rapidly developing markets.

Linda obtained a BA at Yale University; Master's at Harvard University; Juris Doctorate at New York University; and an MA and doctorate at Oxford University. Linda is a fellow at St Edmund Hall, Oxford University and an Adjunct Professor of Economics at London Business School. She was Visiting Professor at the London School of Economics and Political Science (LSE). Linda was an Adviser to the UK Board of Trade until July 2023, and was a member of the Independent Review Panel on Ring-fencing and Proprietary Trading of the UK Treasury. She has acted in various advisory roles, including for the World Bank and the European Commission. Linda was previously a Trustee of Malaria No More UK and the Senior Independent Director of Fidelity China Special Situations plc, and until May 2023, a Trustee of The Coutts Foundation.

Current external commitments
• Chair of the Royal Commonwealth Society
• Chair of the Board and Chair of the Nomination Committee, The Schiehallion Fund Limited
• Non-Executive Director, SEGRO plc
• Non-Executive Director, Standard Chartered plc



Catherine Stead, Company Secretary

Catherine Stead was appointed Company Secretary in April 2022. A graduate of the University of Glasgow, she also has an MSc in Development Studies from the School of Oriental and African Studies, University of London. A Chartered Company Secretary with more than 15 years' experience of working in FTSE 350 companies, Catherine is a fellow of the Corporate Governance Institute. Catherine will step down as Company Secretary on 31 March 2024.

Rachel Canham, Group General Counsel, will succeed Catherine, and assume the role of Group General Counsel and Company Secretary from 1 April 2024.

Executive Leadership Team

The Executive Leadership Team (ELT) supports the Chief Executive in managing the business at Group level, overseeing safety, performance, operational plans and actions, governance and risk management. Andy Ransom and Stuart Ingall-Tombs are also members of the ELT. Their biographical information can be found on page 99. The Chief Executive chairs the ELT, which meets regularly throughout the year, and the Regional Managing Director of our Latin America region also attends all meetings.



Gary Booker
Chief Marketing, Innovation and Strategy Officer

Appointed: January 2018

Role: As Chief Marketing, Innovation and Strategy Officer, Gary has overall responsibility for business strategy, brand, innovation, digital, global account sales and global marketing for commercial and residential customers.

Skills and experience: Gary's career includes former CEO and General Manager positions, as well as strategy and innovation leadership roles for several high-profile businesses, including Dixons Carphone, where he was Chief Marketing Officer and oversaw its Currys and PC World brands; O2 (Telefónica) in the UK; and Electronic Arts in San Francisco, where he gained strong experience across mobile and digital marketing. Prior to that, Gary held senior roles at Dunlop Slazenger and Unipart. Gary holds an MBA in Strategic Marketing and a BSc (Hons) in Business Studies, Law and Psychology.



Vanessa Evans
Group HR Director

Appointed: January 2016

Role: As Group HR Director, Vanessa leads a team responsible for shaping and executing our Employer of Choice (EoC) strategy, ensuring that we can attract, recruit, train, engage, reward and retain the talent we need to deliver on our business strategy and results.

Skills and experience: Vanessa has had a successful career with some of the world's best-known consumer brands. She brings valuable business experience and expertise in human resources management. She joined Rentokil Initial from RSA Group plc where she was Group HR, Communications and Customer Director. Prior to that, Vanessa was Global HR Director at Lego and Head of UK HR at GAP. She is a Fellow of the Chartered Institute of Personnel and Development and holds a BA (Hons) in Geography from Bulmershe College, University of Reading. Vanessa is currently a Non-Executive Director of Care UK.



Chris Hunt
Group M&A Director

Appointed: July 2019

Role: Chris leads Rentokil Initial's efforts to identify, evaluate, negotiate and integrate acquisitions and disposals, ensuring that the deals add value.

Skills and experience: Chris joined Rentokil Initial in 2012 as Group M&A Director and has completed more than 400 deals for the Group. Prior to joining Rentokil Initial, Chris held various senior roles at AstraZeneca plc, including Head of Finance at AZ UK's Marketing Company, Corporate Strategy Director and Group M&A Director, and prior to that was a Director at KPMG Transaction Services. Chris has extensive operational finance, business development and corporate finance experience. He is a Chartered Accountant and sits on the ICAEW's Corporate Finance Faculty Board. He holds a BA (Hons) in Accounting and Computing from the University of Kent, Canterbury.



Rachel Canham
Group General Counsel

Appointed: April 2022

Role: As Group General Counsel, Rachel has responsibility for legal, corporate governance and data privacy across the Group.

Skills and experience: Rachel joined Rentokil Initial as Group General Counsel in 2022. Rachel is an experienced corporate and commercial lawyer. Prior to joining, Rachel spent 10 years at BT Group plc where she performed various roles, including General Counsel of its Enterprise division, Company Secretary, Chief Counsel for M&A with responsibility for its global M&A, joint ventures and restructurings and Senior Commercial Lawyer in the Major Transactions team. Before that, Rachel was a corporate lawyer at US law firm Latham & Watkins and at Dickson Minto W.S. Rachel is a graduate of Edinburgh University (LLB) and a qualified solicitor in England and Wales and Scotland.



Mark Gillespie
Managing Director, Asia & MENAT

Appointed: April 2022

Role: Mark oversees our businesses throughout the Asia & MENAT region.

Skills and experience: Mark joined Rentokil Initial in 2004, as the Group Director of Internal Audit & Risk Management. Since then he has held various senior roles in Finance and General Management. Prior to his most recent appointment to Managing Director, Asia & MENAT, he was the Regional Managing Director for the Rest of World region, doubling the size of Rentokil Initial's presence in that region during his tenure. Mark has extensive finance, general management and M&A experience from his time at Rentokil Initial, and in previous senior roles in companies such as Honeywell and Pfizer.

He holds a BA Honours degree in Accounting and Finance from Manchester Metropolitan University, is qualified as a Chartered Accountant with BDO Stoy Hayward and is a Member of the Institute of Chartered Accountants in England and Wales.



Alain Moffroid
Managing Director, Europe

Appointed: March 2016

Role: Alain oversees our businesses throughout the Europe region.

Skills and experience: Alain joined Rentokil Initial in 2013 as Managing Director, Pacific and became Managing Director, Europe in September 2019. He joined from Unilever where he held a number of senior roles across multiple geographies. He has significant experience in marketing, sales and business development acquired during 23 years with Unilever in Europe, Asia and Pacific. Alain is a dual national Belgian/Australian and is fluent in English, French and Dutch. He holds an MSc in Business from the Solvay Brussels School of Economics and Management.

ELT changes in 2023 and 2024

Brett Ponton, CEO, North America, left the Company in October 2023 and was succeeded by Brad Paulsen in December. Alain Moffroid, currently Managing Director, Europe, will become Chief Commercial Officer on 1 April 2024. As part of this new role, Alain will lead the Marketing and Innovation Function. Fabrice Quinquenel, currently Managing Director, France, Nordics & Poland, will succeed Alain as Managing Director, Europe, and become a member of the ELT, with effect from 1 April 2024. Gary Booker, Chief Marketing, Innovation and Strategy Officer, will be leaving the Company in April 2024.



John Myers

CEO, US Pest Control

Appointed: October 2013

Role: John oversees our Pest Control businesses throughout the North America region.

Skills and experience: John joined Rentokil Initial in 2008 as President and Chief Executive of the Pest Control division in North America. Previously, John held various senior management roles at Cintas Corporation. Prior to that, he was President and Chief Executive at BioQuest LLC. John has a diverse business background, with extensive sales, marketing and business strategy experience. He is a graduate of the University of Vermont, where he earned a Bachelor's degree in Business Administration. He also holds an MBA from Mercer University in Atlanta. John is a Non-Executive Director of Strikepoint Group Holdings, LLC.



Mark Purcell

Chief Information Officer (CIO)

Appointed: April 2019

Role: Mark's role is to ensure a 'safe and secure first' approach is applied to Rentokil Initial's global IT systems and infrastructure. With his team, he works alongside the regional and functional teams to ensure that the IT strategy and investment is aligned to business priorities.

Skills and experience: Mark joined Rentokil Initial in 1988. He later became Global IT Delivery Director, UK Hygiene and Textiles IT Director, Pest Control and Ambius Division IT Director, IT Director for UK & Rest of World, and then CIO Europe, before becoming Group CIO in April 2019. Mark has significant experience in business transformation, change management and project/programme management, as well as expertise in M&A integration. Mark's early career was with the Civil Service, where he held an executive officer position in IT.



Brian Webb

Group Operations Excellence Director

Appointed: August 2019

Role: Brian leads the Global Procurement, Supply Chain and Logistics functions, as well as being responsible for product quality, safety and technical governance. He and his team also work closely with the regional and functional teams to drive the environmental and sustainability agenda across the Group.

Skills and experience: Brian joined Rentokil Initial in 2011 as Supply Chain Director for Hygiene and Pest Control and has gained additional functional responsibilities over the years. He was appointed to the Executive Leadership team in 2019. His career has included roles in design and project engineering, production management and operations in the petrochemical, food, beverage and personal care sectors at global companies including Sasol, SABMiller, Mars Confectionery and Sara Lee. Brian is a Chartered Engineer (CEng) with an MSc in Engineering from Witwatersrand University (South Africa) and an MBA from Henley Management College (UK).



Brad Paulsen

CEO North America

Appointed: December 2023

Role: As CEO of North America, Brad has overall responsibility for business operations in the region.

Skills and experience: Brad joined Rentokil Initial in December 2023 as CEO North America. Previously, Brad was CEO of Rexel USA and prior to that served as Chief Operating Officer of HD Supply. He spent over nine years at The Home Depot serving in various merchandising leadership roles. Brad has also served as a Non-Executive Director for Dot Family Holdings, the largest food industry redistributor in North America, for the past two years.

Brad attended The United States Military Academy at West Point and graduated with a Bachelor of Science in Economics. Additionally, he holds a Master of Business Administration from Vanderbilt University.



Andrew Stone

Managing Director, Pacific

Appointed: September 2019

Role: Andrew oversees our businesses throughout the Pacific region.

Skills and experience: Andrew joined Rentokil Initial in 2013 as Finance Director, Pacific, before becoming Managing Director, Pacific, in September 2019. Previously, Andrew had held a number of senior finance and sales roles at Unilever within Australasia. He has extensive commercial, finance and supply chain experience.

Andrew is a Certified Practising Accountant and earned Bachelor degrees in Economics and Law from Sydney University. Additionally, he holds a Master's of Management from Macquarie Graduate School of Management and a Master's of Professional Accounting from Southern Cross University.



Phill Wood

Managing Director, UK & Sub-Saharan Africa

Appointed: October 2013

Role: Phill oversees our businesses throughout the UK & Sub-Saharan Africa region.

Skills and experience: Phill joined Rentokil Initial in 2006, holding various senior Pest Control roles in Europe before his appointment to lead the UK businesses – Pest Control and Hygiene in 2009. He became Managing Director of UK & Rest of World in 2013. Prior to joining Rentokil Initial, Phill held a number of top management positions at Lex Services/RAC plc where he served for 15 years. Phill has extensive commercial and business development experience. He is a Chartered Management Accountant and holds a BSc (Hons) in Management Science from Loughborough University.

Corporate Governance Report

Compliance with the UK Corporate Governance Code 2018

For the year ended 31 December 2023, the Company has applied the principles and complied with all of the provisions of the UK Corporate Governance Code (the Code), which was published in July 2018.

The Company's application of the Code's principles and its compliance with the supporting provisions during the year is evidenced throughout the Annual Report. We have set out below an overview of how the Company has applied the principles of the Code in 2023, with links to relevant sections in the report.

During the year, the Board also received an update as to the proposed changes to the Code by the Financial Reporting Council (FRC), with the Company submitting a response to the consultation in this regard. The revised Code was published in January 2024, and will apply for financial years beginning on or after 1 January 2025. In 2024, the Board will review the revised Code, and consider the steps necessary to address the changes to corporate governance and corporate reporting provided for in the 2024 Code.

The full text of the Code is available on the FRC's website at **frc.org.uk**.

Statement of application of Code principles

1. Board leadership and Company purpose

A. The role of the Board
The biographies for the Directors of the Company are outlined on pages 99 to 101, and include details as to their respective skills and experience.

The Board promotes the long-term sustainable success of the Company through the decisions it takes about the services, customers and markets in which the Group operates, and maintains a dividend policy to share the value generated by these operations with shareholders. The Group's business model is explained on pages 14 and 15 and the Group's strategic priorities are outlined on pages 16 to 19.

B. Purpose, values and culture
Our mission, vision and values are described on page 4, and our culture is summarised on page 5. An outline of the Board's ongoing monitoring of the Company's values and culture is provided on page 116.

C. Resources and controls
The Risk and Uncertainties section on pages 87 to 93 details the Group's principal risks, and our risk management framework. The Board's review of the risk management framework is outlined on page 123.

The Board has a formal system in place for Directors to declare a conflict, or potential conflict of interest, as summarised on page 126.

D. Stakeholder engagement
Our key stakeholders are set out on pages 84 and 85, with the section 172(1) statement, on how Directors have had regard to stakeholders when discharging their duties, being found on page 83.

On page 111, we have included examples of how the Board considers the views of our key stakeholders in its decision-making.

E. Workforce policies and practices
The Company's Code of Conduct sets out our values and the standards of behaviour expected from all colleagues. The Code of Conduct also provides guidance on Speak Up, the Company's whistleblowing facility. Further details can be found on page 116.

2. Division of responsibilities

F. Role of the Chair
The responsibilities of the Chair of the Board, Richard Solomons, are defined on page 106.

G. Board composition and division of responsibilities
At least half of the Board, excluding the Chairman, are considered independent. Full details are provided on page 107.

The responsibilities of the Executive and Non-Executive Directors are described on page 106.

H. Role of the Non-Executive Directors
The current significant external commitments of each of the Directors are included in the Board biographies on pages 99 to 101. The Board's approach to assessing external commitments, including those considered during the year, can be found on page 107.

A table detailing the number of Board, and Audit, Nomination and Remuneration Committee meetings held in 2023, and Director attendance at those meetings, is provided on page 98.

I. Board policies, processes, information, time and resources
The Company Secretary works with the Chair of the Board, the Chairs of the Committees, the Chief Executive and other members of management to ensure that the Board has the policies, processes, information, time and resources it needs in order to function effectively and efficiently.

3. Composition, succession and evaluation

J. Appointments to the Board
The Nomination Committee (which comprises all the Non-Executive Directors and the Chairman) is responsible for succession planning for, and recommending candidates for appointment to, the Board. For more information about the work of the Nomination Committee and the Board's policy on diversity, equity and inclusion, see the Nomination Committee Report on pages 125 to 130.

K. Board skills, experience and knowledge
The key skills and experience of each of the Directors are included in the Board biographies on pages 99 to 101.

L. Board evaluation
In 2023, the Board undertook an externally facilitated review, in line with the Code, as described on pages 112 and 113.

4. Audit, risk and internal control

M. Independence and effectiveness of internal and external auditors
The Audit Committee is responsible for reporting to the Board on a range of matters concerning audit, risk and internal controls. For more information about the role and work of the Audit Committee, the external auditors and the Internal Audit team, see pages 117 to 124.

N. Fair, balanced and understandable assessment
The Board's approach to secure a fair, balanced and understandable report is provided on page 121.

The Directors' statement on 'fair, balanced and understandable' can be found on page 245.

O. Risk and internal control
Our approach to risk management and internal control together with the Group's principal risks is set out on pages 87 to 93.

The Board and Audit Committee's oversight of the risk management and the internal control framework is summarised on page 123.

5. Remuneration

P. Remuneration Policy and practices
The Remuneration Committee is responsible for determining remuneration policies and practices which support the strategy and promote the long-term sustainable success of the Group. For more information about the work of the Remuneration Committee, see the Directors' Remuneration Report on pages 131 to 161.

Q. Executive remuneration
The current Directors' Remuneration Policy was approved by shareholders at our Annual General Meeting (AGM) in May 2021. A copy of the policy can be found on our website.

Details of how the policy was applied during 2023 and how the Remuneration Committee has undertaken its duties can be found in the Directors' Remuneration Report on pages 131 to 161.

In accordance with corporate governance requirements, the Directors' Remuneration Policy will be put to shareholders for approval at the AGM in May 2024. A copy of the proposed policy can be found on pages 152 to 158. As part of the process for developing the policy, the Chair of the Remuneration Committee consulted with major institutional shareholders on the proposals.

R. Independent judgement and discretion
The Remuneration Committee determines remuneration outcomes for the Executive Directors and other members of senior management and in so doing exercises independent judgement and discretion in the context of Company performance and individual performance and the wider circumstances, as appropriate. No Director or member of management is involved in determining their own pay.

Governance framework

The Board

The Board's role is to set the strategy to create sustainable, long-term value for shareholders and other stakeholders. It governs within a framework of prudent and effective controls that enable it to manage and assess risk. The Board strives to operate in a constructive, ethical and transparent manner at all times, and to set the tone for the rest of the business.

Matters reserved for the approval of the Board are set out in writing and reviewed periodically. They are available to view on our website.

📄 Biographies on pages **99** to **101**   📄 Strategic priorities on pages **16** to **19**   📄 Key activities during 2023 on pages **108** to **110**

INFORMING ↓   ↑ REPORTING

Board Committees

Audit Committee
Provides effective financial governance and oversees the Group's financial and narrative reporting, risk management and internal control environment, and the external and internal audit process.

📄 Find out more on pages **117** to **124**

Nomination Committee
Ensures the correct balance, structure and composition of the Board and its Committees, and reviews Board and executive succession planning, talent programmes, and diversity and inclusion.

📄 Find out more on pages **125** to **130**

Remuneration Committee
Reviews and agrees with the Board the remuneration framework, determines the remuneration packages of the Executive Directors and senior management, and considers workforce remuneration arrangements.

📄 Find out more on pages **131** to **161**

INFORMING ↓   ↑ REPORTING

Chief Executive and the Executive Leadership Team (ELT)

The Board delegates the execution of the Company's strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT and wider management team through a documented Group Authority Schedule, which the Board reviews annually. The ELT also manages environmental, social and governance matters.

📄 Q&A with our Chief Executive on pages **6** to **9**   📄 Biographies on pages **102** to **103**

INFORMING ↓   ↑ REPORTING

Management Committees

Operating under delegated authority by the Board to the Chief Executive and Chief Financial Officer, these Committees each have specific remits and authority to approve decisions within set limits.

Disclosure Committee
Comprising the Chief Executive, Chief Financial Officer, Group Financial Controller and Group General Counsel, it supports the Board's responsibility for the accuracy and timeliness of external disclosures and compliance with the Market Abuse Regulation.

Treasury Committee
Comprising the Chief Financial Officer, Group Treasurer and Group Financial Controller, it reviews and approves the capital structure and financing strategy, as well as risk and cash management.

Group Risk Committee
Comprising the Chief Financial Officer and six other functional executives, it monitors the internal control environment and emerging risks, and reviews internal policies and procedures for identifying, assessing and reporting risks, meeting quarterly. Details of its discussions are reported to the Audit Committee.

Investment Committee
Comprising the Chief Executive, Chief Financial Officer, Group Financial Controller and Group General Counsel, it reviews and approves investments below the threshold requiring Board approval, including M&A and expenditure on property and environmental remediation. It also conducts post-acquisition reviews of completed M&A transactions and reviews material litigation quarterly.

This governance framework provides the Board with confidence that the appropriate decisions are taken at the appropriate levels, and further allows the Board to ensure it meets its obligations to our shareholders and other stakeholders. Our shareholders and other key stakeholders play an important role in the operation of our governance framework. For details on how we engage with them, see pages 114 and 115.

Corporate Governance Report
continued

Division of responsibilities

The Board has collective responsibility for the governance of the Company, using clear authority and reporting governance structures to undertake its duties as set out on page 105. The clear division between executive and non-executive responsibilities promotes accountability and oversight. The roles of Chair of the Board and Chief Executive are separate with their responsibilities well-defined. The pro-forma appointment letters for a Non-Executive Director and the Chair of the Board are available on our website. The responsibilities of the Board members are set out below.

Chair of the Board
Richard Solomons

- Leading the effective operation and governance of the Board
- Setting the Board agenda, including discussing issues of strategy, performance, accountability, risk and sustainability
- Demonstrating objective judgement, and providing constructive challenge to management
- Facilitating active engagement by all Directors
- Setting clear expectations on culture, values and behaviour
- Ensuring effective communication with shareholders and other stakeholders
- Leading the annual evaluation of the performance of the Board and Chief Executive

Chief Executive
Andy Ransom

- Ensuring effective leadership and day-to-day running of the Company
- Recommending and executing strategies and strategic priorities
- Managing operational and financial performance, including monthly performance reviews with all regions, and identifying and managing risks to achieving the strategy
- Keeping the Chairman and Board appraised of any key matters
- With the Chief Financial Officer, explaining the Company's performance to shareholders and other stakeholders
- Reviewing the organisation structure, including executive management capability, development and planning for succession
- Overall development of Group policies and the communication of the Company's mission, vision and values
- Promoting the Company's responsible business (ESG) agenda

Chief Financial Officer
Stuart Ingall-Tombs

- Supporting the Chief Executive in developing and implementing strategy
- Supporting the Chief Executive in managing the operational and financial performance of the Group
- With the Chief Executive, explaining performance to shareholders and other stakeholders
- Presenting and reporting accurate and timely historical financial information
- Recommending appropriate financing, tax and treasury arrangements

Senior Independent Director (SID)
John Pettigrew

- Leading the Non-Executive Directors' appraisal of the Chair of the Board
- Working with the Chairman on Board effectiveness
- Providing an alternative channel of communication for investors, primarily on corporate governance matters
- Being a sounding board for the Chair of the Board
- Chairing the Nomination Committee when it is considering succession to the role of Chair of the Board

Independent Non-Executive Directors
David Frear, Sally Johnson, Sarosh Mistry, Cathy Turner, Linda Yueh

- Contributing independent challenge and rigour
- Providing external experience and knowledge to the Board's agenda
- Assisting in the development of the Company's strategy
- Ensuring the integrity of financial information, internal controls and risk management processes
- Monitoring the performance of the Executive Directors to agreed goals and objectives
- Advising and being a sounding board for Executive Directors and members of the ELT
- Performing their Committee responsibilities

Company Secretary
Catherine Stead

- Assisting the Chairman in developing the Board calendar and agendas
- Ensuring that the Board has the policies, processes, information, time and resources it needs in order to function effectively and efficiently
- Assisting the Chairman and SID in their evaluation of the Board's effectiveness
- Advising the Board and its Committees on governance matters and managing effective corporate governance and compliance arrangements for the Board and the Group
- Facilitating Board induction and development programmes
- Facilitating Board engagement with the business and key stakeholders

Board composition

The Board currently has nine members, comprising a Non-Executive Chairman, two Executive Directors and six Non-Executive Directors, whose key responsibilities are set out on page 106. They receive advice and support from the Company Secretary and the Group General Counsel. Full details of the Board members who served during 2023, and in 2024 to the date of this report, are on pages 99 and 101.

Non-Executive Directors have regular opportunities to meet members of the ELT and other members of senior management (see pages 114 and 115) and also have at least one meeting during the year with the Chairman to facilitate discussion without executive management present. In 2023, the Non-Executive Directors met with the Chairman twice without management present.

A Nomination Committee, comprising all the independent Non-Executive Directors and chaired by the Chairman, is responsible for managing the appointment process, as part of a formal, rigorous and transparent procedure for appointing Directors.

Sally Johnson joined as a Non-Executive Director on 1 April 2023. Details of the recruitment process undertaken can be found on page 127. She became a member of the Nomination Committee and Audit Committee from her date of appointment, and succeeded Julie Southern, who stepped down from the Board on 10 May 2023, as Audit Committee Chair on that date.

Further information on appointment and succession planning is provided in the Nomination Committee Report on page 127.

The Board keeps its membership, and that of its Committees, under review in order to maintain an ongoing and appropriate balance of skills and experience.

The Board considers that it and its Committees have an appropriate composition to discharge their duties effectively.

Meetings and attendance

The Board met a total of ten times during the year, one of which was an additional unscheduled meeting. A committee of the Board met four times for scheduled meetings in relation to the release of financial results and trading updates. The membership and attendance at Board and Committee meetings during 2023 is shown on page 98.

During the year, Sarosh Mistry was unable to join the additional unscheduled meeting of the Board, and two Remuneration Committee meetings, one of which was an additional unscheduled meeting, due to conflicting commitments which could not be rearranged.

While we endeavour to avoid conflicts with other commitments of Board members by setting our calendar up to three years in advance, it is sometimes impossible to avoid.

Where Directors are unable to attend meetings, they will still receive papers in advance of the meetings and the Chairman or Committee Chair would seek the individual's views ahead of the meetings and brief them on the outcome. We believe that all Directors have sufficient capacity to perform their roles effectively.

External commitments

All Directors may accept positions on other boards if they can demonstrate that the additional commitments will not compromise their time commitment to us or represent a conflict of interest. Any new external appointment must be approved by the Board having given due consideration to the nature of the appointment and the anticipated time commitment. The significant external commitments of the Directors can be found in their biographical information on pages 99 to 101.

We consider significant appointments (as referred to in Principle 15 of the Code) to be either a role with a listed company or a role with a time commitment equal to or greater than their time commitment with us. Currently, Non-Executive Directors are required to commit to us at least 20 days a year, and the Chairman an average of two days a week. There was only one significant external appointment considered and approved by the Board during 2023, being Andy Ransom's appointment as a Non-Executive Director of Informa plc in February 2023.

We monitor, in line with published investor guidance, the issue of Board Directors becoming over-committed by taking on too many potentially significant positions (otherwise referred to as 'overboarding'), and the need to remain flexible to deal with unforeseen circumstances.

The fact that some of the members of the Board hold multiple non-executive positions has not presented any problems regarding their ability to manage potentially competing demands for their time. In addition to published investor guidance, the Board considers a Director's time commitment in aggregate and takes into account whether a Non-Executive Director holds any executive appointments. Full attendance details can be found on page 98.

Independence of Board members

The independence of Directors is considered upon their appointment, and subsequently reviewed as part of the individual Director performance evaluation process, to ensure all Non-Executive Directors retain the necessary independence of judgement. In their continued constructive challenges to the executive team and senior management at Board and Committee meetings, the Non-Executive Directors reflect their ongoing independence.

The Board has determined that all our Non-Executive Directors are independent and have retained their independence of character and judgement. In coming to this conclusion, the Board has taken into account the identified indicators of potential non-independence as set out in the Code. No Director took part in the Board's consideration of their own independence. The Chairman was considered independent on his appointment. You can find details of the Directors' share interests in the Company in the Directors' Remuneration Report on page 146. No current Non-Executive Director has served on the Board for longer than nine years. You can see the length of tenure for each Director on page 98.

We consider and address any potential conflicts of interest before any new external Board appointment. All potential conflicts are submitted to the Board for consideration and, as appropriate, authorisation in accordance with our articles of association and the Companies Act 2006. Details of these are recorded in a register of conflicts, which the Nomination Committee also reviews in full annually. No material conflicts have been declared. You can find further details of this process in the Nomination Committee Report on page 126.

In accordance with the Code, the Directors are subject to annual re-election by shareholders and will, therefore, be seeking re-election at the AGM in May 2024 (see page 242).

Board activities in 2023

In order to discharge responsible leadership and optimise the breadth of Board oversight, the Board conducts discussions at formal meetings facilitated by carefully structured agendas which are agreed in advance by the Chairman, in conjunction with the Chief Executive and Company Secretary.

A review of safety, health and environmental performance is the first item on the agenda at scheduled meetings. The Chairs of our Board Committees also provide verbal reports on the proceedings of those meetings, highlighting key discussion points and particular concerns for the Board's attention. Other standing agenda items comprise reports on operational and financial performance, and legal and governance updates. Details of the key matters receiving Board attention at meetings in 2023 are set out below.

As an acknowledgement of the value of understanding the views of our stakeholders and their importance in the ability to deliver our strategy and purpose, the Board takes into account the Group's key stakeholders and their diverse perspectives as part of the Board's discussions. Examples of this approach in relation to certain principal decisions taken by the Board during the year can be found on page 111.

Key to Strategic Priorities:

🏅	**Be an Employer of Choice**
📊	**Drive Organic Revenue Growth in Pest Control**
🤝	**Manage the integration of Terminix into our North America business**
🛡️	**Build our Hygiene & Wellbeing business**
✳️	**Drive M&A**
⚙️	**Create value through product and service innovations and digital applications**
🌐	**Manage a responsible business**

Strategy



The Board monitors the Group's performance against its strategy, as defined at the annual strategy review sessions, throughout the year. Strategy updates provided to the Board include reports by the Chief Executive at each scheduled Board meeting, which among other things include an overview of health and safety results, operational business performance, investor relations, M&A, external insights and people matters. The Board also receives performance management reports from the Chief Financial Officer, which include information on our financial and non-financial key performance indicators (KPIs), and the outcome of regional business and functional reviews.

The Board's annual strategy day was held over two days in November and gave the Board the opportunity to conduct a comprehensive review of the Group's medium-term strategic plan. This year's event consisted of presentations on the key strategic issues for the Group, the growth plan for the North America business, an update on customer needs and market opportunities, a review of the Group's digital marketing strategy, an update on the Cities of the Future strategy, and an overview of the Group's IT strategy.

The Board also received an external presentation from the Company's brokers on the external macro financial environment and medium-term financial outlook, and held a session on key global themes with Kearney (an external consultancy firm). Further details as to the Board's consideration of the potential use by the business of Artificial Intelligence (AI) and Extended Reality (XR) can be found on page 110.

During 2023, the Board undertook regional deep dives with the management teams for North America; Europe, the Caribbean and Latin America; the Pacific; and the UK & Sub-Saharan Africa regions. These sessions provide an overview of operational performance and future strategy for the region, and highlight specific areas of progress or challenge. They also allow the Board the opportunity to gain further knowledge and engage with the leadership team in the region on particular areas of focus. One of the reviews of North America took place as part of the Board's overseas visit to Chicago in June 2023. More details can be found on page 109.

In June and December, the Board considered the Group's sustainability strategy, including the steps being taken to achieve net zero by 2040 and the progress of regional sustainability plans to achieve agreed targets by 2025 (see the Responsible Business section on pages 68 to 82 for more information).

The Head of Investor Relations presented to the Board in June on the Investor Relations function, the composition of the Company's share register and planned investor engagement activities. The Board also discussed the Company's American Depository Receipt (ADR) programme and the key areas of focus for investors.

Customer and supplier contracts over an agreed threshold are also reviewed and approved by the Board. In 2023, these included an energy contract and vehicle supply contract.



Safety, health and environment



A review of safety, health and environmental (SHE) performance is the first item on the agenda of each scheduled Board meeting; a practice mirrored at ELT meetings. The Board receives updates from management on health and safety performance, including KPIs, and consideration of any major incidents during the period, identifying any root causes and actions or learnings as a result. Further details on colleague safety can be found in the Responsible Business section on page 69.

An update on the Group's Lost Time Accident (LTA) and Working Days Lost (WDL) KPIs (see page 22) is provided in each SHE presentation to the Board. In addition, twice a year, the Board reviews our SHE leading indicators. There are three leading indicators which focus on our more hazardous activities, such as fumigation, that are consistently measured across the Group, and two leading indicators that focus on compliance with key safety training.

Throughout the year, the Board discussed the Group's broader sustainability strategy, including the environmental initiatives in progress across the Group. The Board also considered updates on the stakeholder landscape from an ESG perspective and ESG reporting requirements. In 2023, we engaged an external specialist consultancy firm to support the in-depth process of understanding the material sustainability-related impacts, risks and opportunities for the Group, in preparation for compliance with the Corporate Sustainability Reporting Directive (CSRD) and enhanced ESG reporting in the future. The outcome of this initial assessment was shared with the Board (see the Responsible Business section on pages 72 to 82 for more information).

People



In July and December, the Board received updates from the Group HR Director on colleague retention, workforce engagement and culture. This included an overview of the external employment landscape, an update on our Employer of Choice programme, and a summary of the enhancements being made to the Group's talent and career development initiatives. In December, the Board also received a summary of the key findings from our colleague survey, Your Voice Counts (YVC). The survey, which is undertaken every two years, is one of the principal methods for both senior management and the Board to understand the main areas of focus for our people, and to identify potential opportunities for improvement. Further details as to the YVC survey can be found on page 70.

The Board also receives regular updates from the Chief Executive on any changes to senior management. Succession planning for the North America leadership team was a major focus during the year, with Brett Ponton stepping down as CEO North America in October 2023, and Brad Paulsen being appointed as his successor in December.

In March, the Board approved the Company's Gender Pay Report. We continue to have no material gender pay gap between women and men, and are making progress in building our female representation in senior management roles. The Gender Pay Report is available on the Company's website, while further details of our approach to diversity, equity and inclusion (DE&I) can be found in the Responsible Business section on page 69.

In November, the Board received an update on the UK apprenticeship scheme. Since 2017, 617 apprentices have obtained an apprenticeship qualification through our programmes. Further details on our apprenticeship scheme can be found on page 69.

Governance and compliance



The Board received recommendations from the Nomination Committee on the appointment or reappointment of Non-Executive Directors during 2023, including the appointment of Sally Johnson as a Non-Executive Director, as set out on page 127.

The Board reviews its effectiveness annually and in 2023 work was undertaken to progress the actions identified from the previous internal review in 2022, with the status being considered at the Board meeting in June. The 2023 review was externally facilitated by Chris Saul of Christopher Saul Associates, with the findings discussed at the Board meeting in December 2023 and the actions arising from that review agreed at the February 2024 meeting. Read more on pages 112 and 113.

Governance procedures and practices are closely monitored by the Board, which also has oversight of forthcoming governance developments or regulatory changes, supported by biannual briefings from the Company Secretary. In 2023, the Board spent time considering the proposed changes to the UK Corporate Governance Code, the requirements introduced by the Economic Crime and Corporate Transparency Act, and the additional reporting requirements outlined in the draft Companies (Strategic Report and Directors' Report) Regulations prior to its withdrawal in October 2023. Other updates provided to the Board related to climate reporting, the Listing Rules and SEC rules.

In December, the Board noted the revision of various key Group policies, including the Group Authority Schedule, and approved an updated schedule of governance procedures and practices and the Committees' terms of reference.

Mergers and acquisitions



The Board receives updates on current M&A activity from the Chief Executive as part of his report to the Board at each scheduled meeting. Regular updates are also included on the status of the M&A pipeline.

In 2023, the Group acquired 41 businesses. When a transaction is of a significant size or involves the Group entering a new territory or business line, the business case is reviewed and approved by the Board. During 2023, the Board approved two acquisitions, further details of which can be found on page 111.

Twice a year, the Board undertakes a post-investment review of acquisitions in aggregate to evaluate the performance of the total investment in acquisitions which completed in the prior 12–30 months, including the delivery against business cases and execution of integration plans. These continue to indicate ongoing rigour and aggregate performance of the M&A strategy against investment criteria and key metrics.

The Board monitors its competitors on an ongoing basis through the Chief Executive's report and Investor Relations update, with a specific discussion on our competitors also taking place as part of the Board's annual strategy day.

North America site visit

In June 2023, the Board travelled to Chicago to hold a Board meeting and strategic sessions with the North America leadership team. The visit allowed the Board to review the Group's strategic performance and outlook in the region, including the progress made with the integration of the Terminix business. The meetings, which were held over three days, included an overview of the North American pest control market, an in-depth review of the key focus areas for the combined Rentokil Terminix business, a review of the technology systems within the business, an update on the progress made with our Employer of Choice agenda, and an overview of the customer experience.

The Board also visited Wrigley Field, the home of the Chicago Cubs, a Major League Baseball team, for a demonstration of the pest control services provided there by Rentokil, and took a tour of our Des Plaines Facility, which houses our Ambius, Target Specialty Products and Pest Control businesses, where the Board had the opportunity to meet with colleagues from these businesses.



Board activities in 2023

Financial management



At each meeting, the Chief Financial Officer updates the Board on the financial performance of the Group. The Board reviews the reporting of the Group's financial performance, and approves the financial results and associated regulatory announcements.

The Board assessed the viability of the Group over the next three-year period, the potential impact of the principal risks, and stress-tested financial forecasts for severe but plausible scenarios. The Board approved the viability statement (refer to page 94) and going concern statement.

Having considered the Group's dividend policy and the financial performance of the Group, the Board approved an interim dividend for 2023 of 2.75p per share and is recommending a final dividend for 2023 of 5.93p per share. This equates to a full-year dividend of 8.68p per share, an increase of 15.0% compared with 2022.

The Board reviews the Group's capital structure, including financing needs and funding, as well as capital allocation throughout the year. In July, the Board approved the issuance of 2.5m ordinary shares to satisfy the 2020 Performance Share Plan awards which vested in 2023. Further information on the Company's capital structure can be found on pages 242 and 243.



The Board reviews the Group's annual operating plan each year, with a draft considered in December and the final plan approved early in the following year.

The Board also reviews the Company's treasury policy and tax strategy annually. The treasury policy is designed to ensure that the Group has sufficient liquidity and manages financial risk as outlined in Note C1 to the Financial Statements on pages 203 and 204. The tax strategy is aligned to our wider business strategy, in the belief that this approach creates a responsible and sustainable tax strategy that will strengthen long-term shareholder value. The current tax strategy, which was approved in December 2023, is available on the Company's website.

Risk monitoring and oversight



Risk management and internal controls effectiveness are considered by the Board throughout the year as part of its review of business strategy and performance, and in its regular engagement and consultations with executive management. The Audit Committee and senior management also update the Board and give it assurance that risks are being identified, effectively managed and mitigated.

The Board reviewed the Speak Up process and reports received in 2023, and considered any thematic issues identified (refer to page 124).

The Board undertook a review of the effectiveness of the Group's risk management and internal controls systems and found them to be effective, notwithstanding the material weakness identified under the SOX requirements. Further details can be found in the Audit Committee report on pages 117 to 124.

The Board also receives quarterly summaries of ongoing material litigation and claims within the Group, including updates on termite damage claims by customers in North America and ongoing actions to manage this risk, and an annual briefing on IT security (see page 116).

Exploring the potential use of technological advancements for the Group

In November 2023, as part of the annual strategy day sessions, the Board received an overview of key external forces that may impact the business in the future from Kearney, an external consultancy firm. The presentation detailed the evolution of technology, data and Artificial Intelligence (AI), and provided the Board with insight as to the potential implications of technological advancements for the Group.

The Board also received an update from the Chief Information Officer on the Group's AI journey, including the identification of potential risks and opportunities, and the development of an AI strategy and roadmap.

In addition, the Chief Information Officer provided the Board with an overview of Extended Reality (XR), and what was possible with the Metaverse and XR in business. XR is the collective reference for virtual reality, augmented reality and a combination of the two (mixed reality). The discussion included an exploration of the potential use cases for the Group, such as virtual and mixed reality training.

The Board also attended live system demonstrations from our IT team, on ServiceTrak Trusted Advisor, Genesys Unified Comms, and the Data Command Centre, providing them with the opportunity to experience the Group's technology in action.



Principal decisions of the Board

We consider the principal decisions of the Board to be those direct decisions taken, rather than delegated to management or a Committee of the Board (unless considered and approved in principle by the whole Board first), and which may have a potentially material impact on the Company's strategy, a stakeholder group or the long-term value creation of the Company.

We group the Board's principal decisions into nine categories: financial results; capital allocation; funding; strategy (including ESG strategy); M&A activity; supplier and customer contracts; Board changes; Company statements; and other matters reserved to the Board. Within these categories, some matters are considered less material or strategically significant. These business as usual matters, include items such as the Committee's terms of reference and the issue of new shares to satisfy our executive share plans.

An overview of the Board's activities during 2023 can be found on pages 108 to 110. This contains details of the significant decisions made during the year. In addition, examples are provided below to illustrate how the Directors have had regard to the matters set out in section 172(1)(a)–(f) of the Companies Act 2006 when making principal decisions in 2023 (these include consideration given to key stakeholders, including employees, communities and commercial counterparties but are set out in full in the key opposite). Relevant Board papers for deliberation or decision by the Board are drafted to include an appendix clearly setting out the potential impact on stakeholder groups to aid the Board's consideration.

The section 172(1) statement can be found on page 83, with further details of the Board's engagement with stakeholders during the year provided on pages 114 and 115.

Key to section 172(1) considerations

Long-term results

Colleagues

Our business relationships

Communities and the environment

Our reputation

Fairness between our shareholders

Building on the strengths of our businesses

The Board approves acquisitions above a set threshold, as set out in the Group Authority Schedule. During 2023, one such example of this was the acquisition of Action Pest Control, a residential and commercial business located in the Midwestern United States.

 **Long-term results**
The Board determined that the acquisition further supported our residential and commercial pest control capabilities in North America, with additional scale and density in the Midwest. The acquisition also provided further technical capability to our commercial work in the Midwest.

 **Colleagues**
The employees of the acquired business would benefit from the Group's technical and sales training and tools, and the opportunity for an enhanced career path. It was also agreed that the integration of the business into the Group would be phased, in recognition of the existing impact to colleagues from the ongoing integration of Terminix.

 **Our business relationships**
The Board considered that the acquisition would allow us to offer new and existing customers a wider range of products and services.

 **Fairness between our shareholders**
The acquisition aligned with our strategy to identify opportunities for broader-based growth, and with our strong track record of successful M&A integration, will benefit shareholders by contributing towards a long-term return on their investment in the Company.

Outcome
The Board approved the acquisition, with the purchase of Action Pest Control concluding in June 2023.

Promoting the highest standards of ethical behaviour

In February 2023, the Board received a comprehensive update on modern slavery, including the principal risk areas for the Group, and the initiatives in place to mitigate the risks. The Board also considered the Company's Modern Slavery Statement for 2022 for approval.

 **Colleagues**
The Modern Slavery Statement highlights how the Company mandates the highest employment standards for our colleagues in all countries of operation, as outlined in our Code of Conduct, which emphasises our determination to embed our values of Service, Relationships, Teamwork and Responsibility across the Group.

 **Our business relationships**
The Board deliberated on the risk assessments of suppliers, and their adherence to the Group's Supplier Code, which is aligned to our Code of Conduct, including the potential outcomes of non-compliance by any supplier. The Board also considered the approach taken to customer compliance.

 **Communities and the environment**
The Modern Slavery Statement highlights the Board's recognition of its responsibility to manage our business and supply chains to identify and alleviate any potential or actual human rights violations.

 **Our reputation**
The Modern Slavery Statement supports our commitment to maintain the highest standard of ethical behaviour and governance compliance, and the Board considered the actions being taken to raise awareness of and to mitigate the potential for modern slavery.

Outcome
The Board approved the Modern Slavery Statement for 2022. The Board considers the Modern Slavery Statement on an annual basis, and our statement for 2023 was approved in February 2024. Our Modern Slavery Statement is available on our website.

Corporate Governance Report
continued

Board evaluation

In line with best practice, the performance and effectiveness of the Board, its Committees and individual Directors are comprehensively assessed annually through a formal evaluation. In accordance with provision 21 of the UK Corporate Governance Code, we have adopted a three-year cycle of external Board evaluations.

The 2022 Board evaluation was internally facilitated, with the outcomes informing elements of the Board's work. An update on the status of recommendations resulting from the 2022 review is provided below.

Following two years of internal reviews, in 2023 an external evaluation was undertaken, conducted by Chris Saul from Christopher Saul Associates, an independent advisory firm. Chris Saul has no other connection with the Company or individual Directors. Chris Saul has previously facilitated the Company's Board review in 2020. The process, outcomes and follow-up actions are described in more detail below.

2022 evaluation recommendations and progress made during 2023

Monitor Terminix integration	An update on the Terminix integration was provided to the Board at each meeting in 2023 with additional in-depth sessions and an overseas visit held to supplement this. The Board also received briefings on compliance obligations and changes to regulation in the US throughout the year.
Stakeholder considerations and Non-Executive Director engagement	Customer focus was enhanced in regional presentations and engagement opportunities were considered when drafting Board agendas. Additional opportunities were introduced in the year to allow the Board to meet with colleagues, including special lunches and site visits. More information on Board engagement with stakeholders can be found on pages 114 and 115.
Enhance competitor oversight	The information flow on competitors to the Board was considered when drafting agendas, with specific discussions held as part of the Board's annual strategy day and Investor Relations update.
Review of Board papers	Guidelines were developed and communicated to those responsible for producing papers for the Board and the Board Committees, alongside updated templates. Individual reviews of some papers were undertaken to streamline them or ensure clarity of purpose by the Company Secretary.

2023 external Board and Committees evaluation

The process for the 2023 Board and Committees evaluation, which was externally facilitated, is illustrated in the following diagram.



Stage 1

Selection
Chris Saul of Christopher Saul Associates was selected to conduct the evaluation, given the successful and robust process and outcome of the previous review he facilitated in 2020. The appointment of Chris Saul was approved by the Board in February 2023.

Stage 2

Planning
The Chairman and the Company Secretary met with Chris Saul in advance to agree the objectives and scope of the evaluation, including the areas of focus.

He reviewed relevant background materials, including Board and Committee papers, and other relevant information, to enable him to undertake a thorough review of the Board and its committees.

Stage 3

Insight
Chris Saul held a series of detailed, in-depth one-to-one conversations with the Board, key executives, and representatives of key external advisors.

The interviews focused on certain key areas, including Board dynamics and meetings, the agendas and papers, and the Terminix acquisition. Another key theme was the engagement with certain key business areas, including strategy, performance, competitors and risk. Discussions were also held on areas for focus over the next 12 months.

He attended one meeting of the Board and each of its committees, and part of the Board's annual strategy day, in order to gather insight into the Board's dynamics, culture, leadership and individual Director contribution.

Stage 4

Findings
Following his evaluation, Chris Saul produced a detailed report, which was discussed with the Chairman and the Company Secretary.

He attended the December Board meeting to present his findings and recommendations for discussion.

Stage 5

Action plan
Following the meeting, the Chairman, Chief Executive and the Company Secretary reviewed the outcome of the Board discussion. Proposed actions for 2024 were presented at the Board meeting in February 2024 for discussion and agreement.

Findings and actions for 2024

The findings of the Board evaluation were positive, with the external evaluator finding the Board to be collegiate and well-led, operating to high standards of professionalism, and benefiting from quality support from the executive team. The evaluation concluded that the Board was operating effectively. The review set out some recommendations which may add to the efficiency and impact of the Board and its Committees. Following consideration of these, the Board has approved the following actions for 2024.

2023 evaluation recommendations	Actions to be taken during 2024
To consider and develop the balance of Board agendas in 2024 in order to facilitate additional focus on key or emerging areas linked to the execution of strategy.	• To continue the Board's focus on the North America business through regular deep dives and overseas visits. • Ongoing development of the Board's annual planner to ensure sufficient focus on topics of emerging prominence or interest, such as AI. • To review current standing agenda items to ensure that all areas of material risk are adequately addressed throughout the Board year.
To review the skill set of the current Non-Executive Directors to assist the Nomination Committee with its future succession planning for Non-Executive Directors.	• To undertake a Non-Executive Director skills matrix assessment to identify any gaps between the competencies required to achieve the Company's strategic goals and the skills and experience of the current Non-Executive Directors. • To develop in addition a plan to address any knowledge or skills gaps identified, including the inclusion of specific deep dive sessions with management or the use of external experts in the 2024 agenda.
To retain focus on the enhancement of Board papers and to ensure the frequency and timings of meetings remains appropriate.	• To undertake a review of the implementation of the Board and Committee guidance rolled out in 2023 to ensure ongoing effectiveness. • To consider the length and locations of meetings, given the increased scale and complexity of the business.
To consider opportunities for enhanced stakeholder engagement.	• To consider any additional opportunities for colleague engagement in the Board calendar. • To review if the Board's current engagement approach to customers remains appropriate.

Board Committee evaluation

The effectiveness of Audit, Remuneration and Nomination Committees were considered as part of Chris Saul's evaluation (which involved him undertaking interviews and attending committee meetings as described overleaf). The review set out findings and recommendations for each committee. These formed part of the Board discussion held in December 2023 and then each committee considered the findings and agreed the action plan for 2024 at their meetings in February 2024.

The evaluation process assessed the effective performance of the Board Committees and concluded that they operate effectively and are well-integrated into Board decision-making processes. Further details are set out in each Committee report on pages 124, 126 and 138.

Director evaluation

In previous years when the Board evaluation has been undertaken internally, each Non-Executive Director has completed a self-evaluation questionnaire. This year the performance of all Directors was considered as part of the external review process, with Chris Saul meeting with each Director separately. The performance of the Chairman was also considered as part of the external evaluation process.

The review set out key findings on Board culture, the mix of skills on the Board and the Chairman. In addition, the Chairman continued his usual practice of meeting with individual Directors throughout the year.

Executive Directors are subject to regular review and the Chief Executive appraised the performance of the Chief Financial Officer as part of the annual Group-wide performance evaluation of all colleagues. The Chairman evaluates the performance of the Chief Executive as part of the same process. Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

The Nomination Committee takes the outcome of these evaluation processes into account each year in order to inform the Nomination Committee's recommendation for Board members to be put forward for re-election by shareholders. All Directors were deemed to be effective members of the Board and are recommended for re-election at the Company's AGM.

Corporate Governance Report
continued

Stakeholder engagement

We identify the key stakeholders relevant to the Group's businesses or operations as our colleagues, shareholders, customers, communities and suppliers. Information on our key stakeholders is set out on pages 84 and 85, including associated key issues and impacts, as well as how our businesses and management engage with these groups. We will continue to monitor if these groups remain appropriate.

The following pages provide details of how the Directors receive information about our key stakeholders, alongside some examples of engagement the Directors undertook in 2023. You can find our section 172(1) statement, which describes how the Board has regard to key stakeholders, on page 83, with examples of principal decisions taken in 2023 and the attention given to stakeholders in its considerations on page 111.

In assessing the Board's engagement with the Group's workforce, we believe our existing arrangements for workforce engagement are as appropriate as the proposed methods set out in the UK Corporate Governance Code. Having regard to the size, distribution and scale of our businesses and our dispersed, global workforce, totalling approximately 62,900 people in 90 countries, we believe the existing framework of local and regional engagement tools, which flow up to the Board together with supplementary individual Director engagement, remains effective.

Management reports to the Board regularly on performance measures such as colleague retention, Your Voice Counts (YVC) survey results and Glassdoor ratings. We expect each Non-Executive Director to engage individually with a range of colleagues, so they bring back their experiences to discuss with the Board. They do this by visiting technicians or customers, having discussions with relevant management teams across different regions or functions, adding visits to local Rentokil Initial operations to their other travel plans, or attending town hall sessions or management meetings. We also identify ways for individual Board members and the Board collectively to engage with target groups across the year.

The workforce engagement undertaken during the year allowed the Board to gain a deeper understanding into how individual businesses and functions operate, the approaches taken by management and awareness of our culture in practice. Feedback from engagement sessions is used to determine any areas for additional strategic focus by the Board or management.

 ## Colleagues

Information flow to the Board
- Health and safety reports
- Monitoring performance measures such as colleague retention
- Results of YVC colleague survey or other pulse surveys
- Regional deep dive presentations
- Employer of Choice update provided twice a year
- Key management changes included in every Chief Executive report
- Monitoring external measures such as Glassdoor
- Notification of key awards won or other significant external validation
- Gender Pay Report
- Ethical concerns reported via the confidential reporting process, Speak Up

Direct Board engagement
The Board aims to engage with a broad range of the senior management team, whether this is by joining senior management meetings, colleague events or by colleagues attending and presenting to the Board at its meetings.

Wherever possible, the Board seeks to continue this engagement outside of the boardroom via informal events such as lunches or dinners. For instance, in June, the Board had dinner with the North America management team, and in November, the Board had lunch with members of the IT team and colleagues who have progressed through our apprenticeship scheme, to allow the opportunity for further discussion following a presentation on the scheme to the Board. Directors also have the opportunity to hold individual meetings with colleagues.

The opportunity for Director engagement with other colleagues is primarily via visits to local Rentokil Initial operations, attending town hall sessions, undertaking site visits or going on 'ride-alongs' with technicians.

The outcome from any engagement, as well as any feedback that has been received, is shared at Board meetings where appropriate.

Information is shared from the Board to colleagues via established methods of colleague engagement (see page 84).

 ## Shareholders

Information flow to the Board
- Chief Executive report at each Board meeting includes an investor relations update
- Financial performance reports
- Analyst notes circulated
- Presentations on market perspectives by the Company's brokers
- Capital Markets Day and feedback
- Feedback from investor meetings

Direct Board engagement
There are a number of ways the Board engages directly with shareholders, including correspondence with investors, attendance at the Preliminary and Interim Results presentations in London, meetings with the Chairman and Chair of the Remuneration Committee, and the AGM.

The Chairman writes to key shareholders each year to offer the opportunity to engage with him ahead of the AGM. In March 2023, he wrote to our top 20 investors, representing c.46% of the Company's issued share capital. In response to his offer, the Chairman held multiple meetings with investors. Topics covered included the integration of Terminix; sustainability and culture; management succession; and Board composition. The Board will have regard to the matters raised by investors when considering items on the agenda during the year. The Chairman will also meet with investors if requested to do so at other times of the year.

In October 2023, the Remuneration Committee Chair wrote to investors in the top 30 of our share register, representing c.50% of the Company's issued share capital, to outline proposals for the new Directors' Remuneration Policy to be put for shareholder approval at the AGM in May 2024. We also engaged with three of the largest proxy voting agencies. Full details are set out in the Directors' Remuneration Report on pages 131 to 161. The final policy is being submitted for shareholder approval at the AGM in May 2024.

The Chairman and Committee Chairs welcome any comments on this report and shareholders are invited to contact them via email at chairman@rentokil-initial.com. They will also be available to answer questions at the Company's AGM.

 ## Customers

Information flow to the Board
- Regional deep dive presentations
- Customer Voice Counts (CVC) scores
- Strategy day review – including product pipeline and innovation
- Material customer contracts requiring Board approval
- Monitoring external measures such as Trustpilot

Direct Board engagement
The Board has the opportunity to meet customers on overseas site visits and as part of a 'ride-along' with technicians.

In 2023, Richard Solomons, while visiting our teams in Atlanta and Memphis, also attended an event with colleagues and a number of our strategic customers.

Due to the highly dispersed nature of our customer base, in which the largest customer represents significantly less than 1% of revenue, we believe that the current level of engagement is appropriate, but this will be kept under review.

 ## Communities

Information flow to the Board
- Safety, health and environmental updates
- Regional deep dive presentations
- Annual Report review
- Responsible Business Report review
- Updates on RI Cares (see page 71)
- The **RIGHT WAY** magazine, which contains a variety of examples of the business and our colleagues engaging with the community

Direct Board engagement
While communities and the environment continue to be a focus for the Board, no direct engagement took place between Directors and communities during 2023. Given the nature of our business we believe that the indirect engagement provided is at an appropriate level and no Director engagement is required, but this will be kept under review.

 ## Suppliers

Information flow to the Board
The Board oversees the principal engagement undertaken by operational management (especially the central procurement and supply chain function, and national procurement managers) through:
- review and approval of our major supplier contracts;
- approval of our Modern Slavery Statement; and
- oversight of the Supplier Speak Up ethical reporting process.

Direct Board engagement
Given the nature of the business, we do not expect our Directors to have any direct engagement with our suppliers. They instead rely on the indirect engagement set out above and the Company's engagement as detailed on page 85.

2024 Annual General Meeting

The Board takes the opportunity to engage with both private and institutional shareholders at the Company's AGM and views it as an occasion to update all our shareholders on the performance of the business they own.

In order to make our AGM more accessible and encourage engagement from a broader range of shareholders, we will be holding a hybrid AGM in May 2024.

The 2024 AGM will be held at, and be broadcast via live webcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex RH10 9PY from 11.30am on 8 May 2024.

We encourage our shareholders to utilise the live webcast of the meeting. Questions can also be submitted in advance of the meeting by emailing chairman@rentokil-initial.com. A recording of the meeting will be available afterwards on the Company's website.

A separate Notice of Meeting, containing both an explanation of the items of special business and full details of how to join the meeting remotely, has been sent to shareholders and is available on our website.



Joining our technicians on the front line

In 2023, many of our Directors joined our technicians on a 'ride-along', with Sarosh Mistry, David Frear, Cathy Turner and Sally Johnson all taking the opportunity to join a ride-along with a pest control technician. The ride-along grants Directors direct exposure with our colleagues and our customers, while also providing them with a hands-on experience of the work undertaken by our technicians. Each Director shared feedback from their ride-along with the Board.



Celebrating Thanksgiving with our colleagues

In November, Stuart Ingall-Tombs, Chief Financial Officer, joined the North American management team, serving up Thanksgiving lunch to colleagues at our Reading, Pennsylvania, office.



Helping to raise funds

In September, Andy Ransom, Chief Executive, helped colleagues in Crawley raise funds for Malaria No More UK, by being one of the many colleagues who participated in a 58-mile cycle challenge; the distance from our head office to our new technical centre in Waterlooville. The 304 miles achieved on the day exceeded the initial target.

Sharing expertise among colleagues

In January 2023, Linda Yueh joined our Global HR Leadership conference to present on the current economic landscape.

The Global HR Leadership team comprises more than 80 colleagues from across the Group, and the event was therefore held virtually.

Linda shared her views on the prevailing economic climate and key focus areas for HR, including the cost of living, wage inflation and the impact on labour supply, and then answered questions from colleagues.

Corporate Governance Report
continued

Culture and values

Our culture is characterised as customer focused, driven to succeed, diverse, down to earth and innovative. In October 2022, we launched a refreshed mission, vision and values, following feedback from colleagues globally. We updated our mission to include a third limb of 'preserving our planet', and added a new value, 'Responsibility'. The revised cultural framework underpins our vision.

The Board's ongoing oversight of the Group's mission, vision and values ensures that our culture is aligned with our business goals and brings purpose to our colleagues. Key metrics have been identified to monitor our culture which are included in the updates that the Board receives twice a year on culture, progress on our Employer of Choice agenda, and workforce engagement. This year the reports included updates on colleague retention, enhancing colleague development, a follow-up on the outcomes of the YVC colleague survey undertaken in 2021 and a summary of the key findings from the 2023 survey.

One of the key methods for both senior management and the Board to monitor culture is to analyse the results of the YVC colleague survey, which is carried out every second year. This includes questions mapped to each of the five core themes in our culture model to provide a score and trend for each at a Group, functional and regional level. There are 12 questions in the survey to create a Core Culture Index. In 2023, our Core Culture Index was 80%, which is broadly in line with our 2021 survey result. Full details can be found on page 70.

Examples of other ways that the Board monitors and assesses culture include:
- monitoring Sales and Service colleague retention rates, overall colleague rolling 12-month retention and analysis of retention by region;
- monitoring, as appropriate, content and usage of the U+ online learning platform and other means of delivering training and development;
- the results of employee pulse surveys;
- external views such as Glassdoor ratings; and
- mental health awareness and other employee campaigns.

The Audit Committee also monitors culture through its oversight of:
- confidential reporting via the Company's Speak Up facility; and
- any compliance failures, such as any incidences of fraud.

Our approach to investing in and rewarding our colleagues can be found on pages 69 and 155.

Find out more
Risks and Uncertainties on pages **87** to **93**

The Board's culture update twice a year also includes an overview on the Company's approach to diversity, equity and inclusion, alongside data which enables the Board to monitor the Company's progress in this area. Further details on fostering a diverse and inclusive culture can be found on pages 69, 128 and 129.

Policies and practices

We have a comprehensive Group-wide procedure framework in place to supplement local policies and legislation. The cornerstone of this policy framework is the Code of Conduct. The Code of Conduct sets out a fundamental commitment to comply with all legal requirements that apply, and to operate with high ethical standards. It outlines responsibilities to colleagues, customers and the business, and highlights our determination to establish our values, and a culture of integrity, everywhere within the business.

Clear guidelines are provided to all colleagues on how to seek further advice or report concerns, and we also operate a whistleblowing (Speak Up) facility for colleagues or third parties. This is designed to allow colleagues across the Group to raise concerns confidentially internally and to disclose information which the individual believes highlights or would indicate illegality, unethical behaviour or other serious malpractice.

We have a Group-wide share dealing policy and an insider trading policy, which govern the purchase, sale, and other dispositions of the Company's securities by Directors, senior management and colleagues, that are designed to promote compliance with applicable insider trading laws, rules and regulations.

Specific programmes are in place to support implementing the Code of Conduct and underlying policies, national laws and regulations, and monitoring and reporting compliance with them. This includes the use of e-learning training on our online learning and development platform, U+, and we track dissemination and adoption across the Group.

We review policies periodically to ensure they meet current best practice and legislative requirements, and our technical and safety standards and practices often exceed local regulatory requirements.

Examples of our key policies are available on our website.

Cyber security

The Board oversees the Group's risk management and internal control framework, including consideration of the risks posed from cyber security threats. Management provides an in-depth annual update to the Board on the Group's IT security arrangements, including details of our cyber security operations and performance, and the status of this risk.

To protect the Group from potential cyber security threats, we have employed complementary processes for assessing, identifying, and managing the risk, with our information systems being protected by a multi-layered set of technology and processes (implemented and monitored by cyber security professionals), and consistent with the US National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). This is periodically assessed via recurring independent third-party assessments, internal audits, and penetration testing. The Group has also adopted cyber security incident response plans, to ensure the appropriate escalation of potential threats in a timely manner, and we use our e-learning platform for cyber security training, along with regular phishing simulations, to assess the effectiveness of our training and to test user awareness of current threats. The Group has not experienced previous cyber security incidents that have materially impacted the business or business strategy.

In addition to the annual presentation to the Board, the outputs of these security activities are summarised and reviewed by the Group Risk Committee and discussed at the IT leadership team meetings. The Audit Committee would also be notified of any control incidents. Third-party partners are subject to appropriate controls as specified on Rentokil Initial third-party risk management processes, procurement processes, and enforced via service agreement and contract terms and conditions.

Management reviews cyber security risks through updates received from the Group Chief Information Security Officer (CISO), IT Risk Committee and Internal Audit. These updates include details of the actions being taken to prevent, detect, mitigate and remediate the risk of cyber security threats. Management also considers recommendations from the Group CISO, including any corrective actions required to address exposed risk to information systems from cyber security threats.

The Group's CISO has over 20 years of cumulative cyber security expertise, across a range of diverse industries, and leads our Information Security team. The Information Security team is supported by an external third party that provides uninterrupted security monitoring.

Audit Committee Report



Sally Johnson,
Chair of the Audit Committee

Areas of focus in 2023
- Review of the financial elements of the integration of Terminix
- Oversight of the combination of the Rentokil Initial and Terminix Internal Audit teams
- Oversight of the external audit, and its continued effectiveness
- Oversight of the implementation of the internal controls over financial reporting, as required by SOX

Areas of focus in 2024
- Oversight of the Company's SOX compliance, including the Group's IT general controls programme
- Continued review of internal and external audits
- Oversight of the increased use of thematic audits and Computer-Assisted Audit Techniques (CAAT)
- Oversight of the implementation of enhanced fraud risk assessments
- Fraud control oversight

Committee members:
Sally Johnson (Chair)
John Pettigrew
Linda Yueh

Dear Shareholder

It is with pleasure that I present the report of the Audit Committee for the financial year ended 31 December 2023. The report, which is my first report since being appointed Chair of the Audit Committee in May 2023, sets out how we have discharged our duties in accordance with the UK Corporate Governance Code and the key activities during the year.

Julie Southern stepped down as Audit Committee Chair in May 2023 and I would like to offer my thanks on behalf of the Audit Committee for her contribution over the last nine years.

During the early part of 2023, a key focus for the Audit Committee was the consideration of the financial information and audit-related disclosures for the 2022 Annual Report. An additional meeting was held in March 2023, to ensure adequate review time was given to support acquisition accounting and related judgements.

The Audit Committee reviewed any further opening balance sheet adjustments at the July 2023 meeting, where we also considered the interim financial reporting, and in December 2023, we reviewed the accounting of the termite provision ahead of the 2023 financial year end.

Throughout 2023, the Audit Committee has closely monitored the Group's journey to Sarbanes-Oxley (SOX) compliance following our successful listing on the New York Stock Exchange (NYSE). We have had regular and comprehensive updates from management on the SOX implementation programme, which the Group commenced in 2022. The attestation for 2023 full-year reporting was finalised in early 2024. While progress has been made in relation to our previously identified material weaknesses relating to IT general controls, it has not been fully remediated and will remain a key focus for 2024.

PwC was reappointed as our external auditor at our AGM in May 2023. In 2023, the Audit Committee has continued its focus on the oversight of the quality of the external audit, including the advancement of audit technology to deliver on our 2023 audit strategy. We have also completed the annual audit quality review, and identified with PwC a series of actions that we can take to improve the audit process. Overall, the Audit Committee concluded that the external auditor and the audit process was effective.

The Internal Audit team continues to utilise a hybrid model, with some elements of audits completed remotely and some on-site. This approach continues to deliver an effective audit programme. The Terminix Internal Audit team has been fully integrated into the Rentokil Initial Internal Audit team, and process, scope and reporting are aligned across the businesses.

Regular updates on the control environment are received from Internal Audit, giving the Audit Committee the opportunity to review any control incidents at each meeting. It is worth noting that the number of incidents remains relatively low, with a small increase in the level of reporting via our internal whistleblowing process, Speak Up.

Fraudulent activity across the Group remains at a low level in 2023, with 14 cases recorded; the same as in 2022. Following full investigation of these incidents, processes have been updated and further training provided where necessary. These incidents were not material to the Group's reporting.

The Audit Committee continues to play a crucial role in providing all our stakeholders with the assurance of not only robust financial reporting, but also assurance over the thematic areas of risk and operational resilience. In line with our commitment to manage climate change risk, we have been engaged in assessing and monitoring this risk on an ongoing basis and as part of the year-end audit report, and its disclosure in the 2023 Financial Statements.

During the year the Audit Committee has been briefed on the proposed changes to the UK Corporate Governance Code, the requirements to be introduced by the Economic Crime and Corporate Transparency Act and the FRC's Audit Committees and the External Audit: Minimum Standard (the Minimum Standard). The Audit Committee also considered the additional reporting requirements outlined in the draft Companies (Strategic Report and Directors' Report) Regulations prior to its withdrawal in October 2023.

Full details of the Audit Committee's work during 2023 can be found set out in the following report.

Sally Johnson

Sally Johnson
Chair of the Audit Committee
7 March 2024

Audit Committee Report
continued

Purpose and role of the Audit Committee

The Audit Committee assists the Board in its oversight and monitoring of financial reporting, risk management and internal controls. The Audit Committee's focus is to review and challenge in these areas both management, internal audit and the external auditors. This includes the undertaking of at least an annual review of effectiveness of the Group's risk management and internal control systems. The Audit Committee also oversees the relationship with the external auditors, including their appointment, and the assessment of their independence and effectiveness.

The full responsibilities of the Audit Committee are set out in its terms of reference, which were last reviewed in December 2023. As part of the review, the terms of reference were updated to reflect the requirements outlined in the Minimum Standard. The updated Audit Committee terms of reference are available on our website.

Membership and attendance

All Audit Committee members are independent Non-Executive Directors. Sally Johnson, Chair of the Audit Committee, is a Chartered Accountant and in February 2024, the Board determined that the Audit Committee met the UK and US composition requirements by virtue of Sally having recent and relevant financial experience for the purpose of the UK Corporate Governance Code, having competence in accounting and/or auditing for the purpose of the Disclosure Guidance and Transparency Rules, and being a financial expert for the purposes of the Sarbanes-Oxley Act. John Pettigrew has extensive commercial and operational experience in overseeing the financial affairs of substantial business undertakings and Linda Yueh has a strong economic and academic background with considerable experience gained in advisory roles. The Audit Committee as a whole is, therefore, considered to have competence relevant to the sectors in which the Company operates. Full biographical details of the members of the Audit Committee can be found on pages 100 to 102.

The Audit Committee met six times during the year, with all members attending all meetings. Full details of the attendance of the members during 2023 can be found on page 98.

Meetings of the Audit Committee are attended by the Chairman of the Board, the Chief Executive, the Chief Financial Officer, the Director of Internal Audit & Risk, the Interim Head of Internal Audit & Risk, the Group Financial Controller, the Group General Counsel, the Company Secretary (who acts as secretary to the Audit Committee), and the external auditor.

The Audit Committee meets at least once per year separately with the Company's auditor and the Director of Internal Audit & Risk, without executive management present. In 2023, these meetings took place in February and December. The Chair of the Audit Committee also meets periodically with the external auditor and other relevant stakeholders. The Chair of the Audit Committee reports to the Board on the activity of the Audit Committee and any matters of particular relevance in the conduct of its work. The Audit Committee did not find it necessary to seek external advice during the year, other than through its usual dialogue with the external auditor.

Activities of the Audit Committee in 2023

The Audit Committee considered the following key areas during 2023 and early 2024:

Matters considered	Discussion and outcome	Find out more
Financial reporting		
Financial reporting	The Audit Committee reviewed the 2022 and 2023 Annual Report and Form 20-F, and the Company's annual and interim financial statements, and received reports from both the Group Financial Controller and the auditor on the significant financial reporting judgements relating to each statement.	Financial reporting on page 120
Accounting policies and practices	The Audit Committee considered the application of the Company's accounting policies and practices.	Material accounting policies on pages 175 to 177
Key accounting matters	The Audit Committee considered key accounting matters, including goodwill impairment, acquisition accounting and termite damage claims provisioning, in relation to the Company's financial results for 2022 and 2023.	Significant issues and judgements on page 120
Other financial reporting matters	The Audit Committee reviewed the going concern analysis, the viability statement and the internal control statement for recommendation to the Board.	Other financial reporting matters on page 121
External audit		
2022 Financial Statements	The Audit Committee received a report from PwC on the results of the audit of the 2022 Financial Statements, considering key judgements and risks. The letter of representation was also reviewed and recommended for approval to the Board.	–
Disclosure of information to the auditor	The Audit Committee monitored the arrangements the Company has in place for disclosing all relevant information to the auditor. A formal confirmation on disclosure of information to the auditor is provided in the Directors' Report.	Directors' Report on page 245
Effectiveness of the external auditors	The Audit Committee reviewed the effectiveness of the external auditor to ensure the independence, objectivity, quality, rigour and challenge of the audit process was maintained. The Audit Committee concluded that the external auditor and the audit process was effective.	External auditor and audit process effectiveness on pages 121 and 122
External auditor reappointment	The Audit Committee considered the reappointment of PwC as external auditors, including the terms and scope of the audit engagement, at its meeting in February 2023. PwC was reappointed by the Company's shareholders at the AGM in May 2023. The Audit Committee has recommended to shareholders the reappointment of PwC as external auditor at the AGM in May 2024.	External auditor tender and appointment on page 122
Audit objectives	The Audit Committee considered an update on the key objectives to evolve the quality of the Group audit in May 2023.	External audit plan and strategy on page 121

Matters considered	Discussion and outcome	Find out more
Audit strategy	The Audit Committee considered the audit strategy for the 2023 audit, including the audit approach, significant risks and areas of audit focus, scope and level of materiality.	External audit plan and strategy on page 121
Non-audit services	The Audit Committee reviewed and approved the non-audit services and related fees provided by the external auditor for 2023, and the policy on non-audit services.	External auditor independence and objectivity on page 122
External audit fees	The Committee discussed and approved the fee for the 2023 audit.	External auditor independence and objectivity on page 122
Internal audit		
Internal Audit	The Audit Committee considered the conclusions and themes emerging from Internal Audit reviews conducted during the year and approved the Internal Audit Plan for 2024 in conjunction with the Board's strategic review and operating plan for the year. The Audit Committee also oversaw the combination of the Rentokil Initial and Terminix Internal Audit teams.	Internal Audit on page 122
Internal Audit investigations	The Audit Committee discussed the outcome of Internal Audit investigations, including the most significant issues raised in Internal Audit reports, and received updates on the status of resolution of issues raised.	Internal Audit on page 122
Internal Audit Charter	The Audit Committee considered and approved the Internal Audit Charter.	Role of Internal Audit on page 122
Effectiveness of Internal Audit	The Audit Committee reviewed and confirmed the effectiveness of the Internal Audit function.	Internal Audit effectiveness on page 122
Risk management and internal controls		
Internal control framework	The Audit Committee reviewed the effectiveness of the internal control and risk management framework.	Risk management and internal controls on page 123
Control environment	The Audit Committee received and reviewed matters relating to the internal control environment provided by the Director of Internal Audit & Risk and reviewed the Group Risk Committee minutes.	Risk management and internal controls on page 123
Group risk	The Audit Committee considered the Group risks and actions to enhance their measurement, monitoring and mitigation actions, including approval of the principal risks disclosed in the 2022 Annual Report and consideration of those for the 2023 Annual Report.	Principal risks on pages 87 to 93
Financial controls	The Audit Committee reviewed the results of the financial controls testing carried out across the Group by the Company's auditor, PwC.	Risk and internal controls on page 123
SOX controls	The Audit Committee received regular updates on the status of the implementation of the Company's SOX programme. An in-depth review of the status of our SOX compliance for 2023 was undertaken as part of the meeting in December, including discussion as to any identified material weaknesses and significant deficiencies.	SOX controls on page 124
Governance and compliance		
Regional deep dives	The Audit Committee received and discussed reports from the Regional Finance Directors of the Pacific and UK & Sub-Saharan Africa regions. These provided details on the financial reporting for the regions and the control environment in the businesses.	See also Board activities on page 108
Tax	The Audit Committee considered and recommended the Group's 2023 tax strategy for approval at its meeting in December.	Our tax strategy can be found on our website
Litigation	The Audit Committee reviewed quarterly reports of all material litigation and disputes provided by the Group General Counsel.	–
Disclosure Committee oversight	The Audit Committee reviewed a report of the Disclosure Committee's activities during the year and its terms of reference.	–
Letter of Assurance	The Audit Committee considered a summary of the outcome of the annual Letter of Assurance review, noting any exceptions provided by the senior country, regional and functional management and any actions proposed as a result of those returns.	Governance and compliance on page 123
The Minimum Standard	The Audit Committee considered an in-depth analysis of the requirements.	Governance and compliance on page 123
Terms of reference	The Audit Committee's terms of reference were updated following its annual review, with enhancements made in light of the Minimum Standard.	These are available on our website
Audit Committee effectiveness	The Audit Committee undertook its annual review of the effectiveness of the Audit Committee.	Effectiveness review on page 124

Audit Committee Report
continued

Financial reporting

The Annual Report should provide the information necessary for shareholders to assess the Company's position, performance and prospects and, as a whole, should be fair, balanced and understandable. The Audit Committee considered closely the judgements and decisions taken by the management team in the preparation of the Financial Statements. The Committee reviewed and recommended approval of the half- and full-year financial statements during the year. Following the listing of our American Depository Shares in October 2022, the Company is also required to file a US annual report (Form 20-F), which the Audit Committee reviewed as part of its year-end process. The sections below set out the significant issues and judgements that were applied in preparing the 2023 Annual Report, as well as providing additional details on other financial reporting matters considered during the year.

Significant issues and judgements

The Audit Committee has reviewed the following significant financial reporting issues and judgements made during the preparation of the Financial Statements with management and the auditor. The significant areas of focus considered and actions taken are set out below. These issues have been discussed and reviewed by the Audit Committee during 2023 and early 2024, notably at the review of the interim results, at the review and agreement of the audit plan for 2023 and as part of the year-end review and approval process. Please see the section on assumptions and estimation uncertainties in General accounting policies on pages 176 and 177 for further disclosure on estimates and accounting judgements.

Significant matter	Action taken
Acquisition accounting	
The Group makes a large number of acquisitions each year, many of which require the valuation of acquired intangible assets, including brands, customer lists and goodwill. The calculations for valuing these assets on acquisition are subject to judgement and estimation about the future performance of the acquired business, such as forecast customer termination rates, discount rates and growth rates. At the balance sheet date, recognition of acquired assets and liabilities is often provisional, although measurement period adjustments made in the following year are generally immaterial. Judgement is often required to determine whether required adjustments relate to the period pre- or post-acquisition.	At the year end, management provided the Audit Committee with a summary of M&A activity in the preceding year, including details of new acquisitions, as well as updates to provisional accounting. The Audit Committee reviewed the accounting treatment of certain aspects of significant acquisitions, including determination of the consideration paid, the identification and valuation of acquired intangible assets and a review of provisional opening balance sheets. For further details, please refer to pages 195 and 196 in the Financial Statements.
Climate change	
The Group operates across many markets around the world and is impacted by physical events caused by climate change and also contributes to climate change through its carbon emissions. The Group has a net zero target for 2040 (see page 80) and this plan requires operational changes in how we service our customers and deal with the effects of climate change.	As part of its discussion of the audit strategy for 2023, the Audit Committee considered climate change risks as part of the review of Group risks and the Audit Committee received an update from the Chief Financial Officer and the Group Financial Controller outlining the accounting considerations and climate change reporting in the Company's Financial Statements in February 2024.
Goodwill impairment review	
The Group carries material balances for goodwill and acquired intangible assets, and due to the acquisition programme makes material additions to these balances each year. The recoverable amount of these assets is determined based on the higher of value-in-use calculations, using cash flow projections, and fair value less costs to sell. Annual impairment tests are primarily based on value-in-use calculations which require significant judgements in relation to the inputs used, including forecast growth rates and discount rates. Management is required to perform annual tests for impairment on indefinite-lived intangible assets and on other acquired intangible assets when there are indicators of impairment.	Management reviewed all impairment tests for goodwill balances over £5m using a centrally provided model. The intangible assets were grouped into cash-generating units (CGUs) for the purpose of assessing recoverable amounts, using cash flows based on the most recent strategic plans, as amended for any significant changes since their preparation. Cash flows were discounted using the internally calculated country and category-specific discount rates. The Audit Committee received a summary of the results of the review and, although the total value of intangible assets is significant, was satisfied that the outcome of the impairment review was adequately disclosed in Note B2 Intangible assets.
Legacy termite damage claims provisioning	
As part of the acquisition of Terminix in October 2022, we recognised a significant provision for future termite damage claims whose liability existed at the acquisition date. Termite damage claims include judgements on the quantum, timing and severity of claims over a multi-year period.

The judgements here should be read in line with the section above on acquisition accounting. | Management gathered the historical data, contract data and other supporting data to provide the basis for forward-looking judgements. The Group has also hired external professional advisors to support modelling and analysis and to help management with meeting the requirements of SOX. On the termite damage claims, it may take many years before we fully understand the outcomes and we have provided sensitivity analysis on pages 185 and 186 to help understand the estimation and judgement involved. We will be maintaining external valuation support on an ongoing basis to validate the provisioning.

The Audit Committee considered the outcomes of the 2023 review. This has been reported as updates to acquisition values and through the results for the period as applicable. |

Other financial reporting matters

Going concern and viability statements

At its meeting in February 2024, the Audit Committee considered the Group's ability to continue as a going concern, taking into account budgets, borrowing facilities, timing of cash flows, and financial and operational risk management before recommending to the Board that it adopt the going concern basis of preparation for the 2023 Financial Statements. At the same meeting, the Audit Committee also considered the longer-term viability of the Company, reviewing the analysis from management to support the viability statement in the 2023 Annual Report. Both going concern and viability modelled forecasts of future cash flows included stress-testing scenarios and an analysis of other risks that could impact the viability of the business over a one-year and three-year period (2024 to 2026) respectively and how they could be mitigated. The going concern statement for 2023 can be found on page 244, and the viability statement for 2023 can be found on page 94.

Fair, balanced and understandable reporting

During 2023, the Audit Committee undertook a review of the 2022 Annual Report ahead of its publication to consider whether it was fair, balanced and understandable as required by the UK Corporate Governance Code. A similar process was repeated for the 2023 Annual Report at the Audit Committee meeting in February 2024. The Audit Committee received a report from management summarising the process undertaken, which covered, but was not limited to, the following:

- The Chairman and Chief Executive provide input and agree on key elements to be included, which set the tone and balance of the Strategic Report.

- All contributors to the Annual Report are made aware of the requirement for content to be fair, balanced and understandable.

- Regular review meetings are held with appropriate senior management to ensure consistency of the whole document.

- An extensive review and verification process is undertaken by the appropriate departments and senior managers, using verification software to test and track the accuracy of the content.

- Additional independent internal reviews are undertaken to enable any perceived lack of clarity, balance or understanding in the Annual Report to be identified and addressed.

The Audit Committee was satisfied that the Annual Report provided a fair, balanced and understandable assessment of the Company's position and prospects. The Board's statement on fair, balanced and understandable in relation to the 2023 Annual Report can be found on page 245.

Correspondence with regulatory bodies

The Company received no specific correspondence from the Financial Reporting Council (FRC) in the period. The areas identified in the FRC's 'Key matters for 2023/24 reports and accounts' publication were reviewed. However, no specific changes were required to the Company's accounts as a result.

In December 2023, the Company received a letter from the US Securities and Exchange Commission (the SEC) following its review of the Company's Form 20-F for the year ended 31 December 2022. The letter contained questions, among other things, on the presentation of non-GAAP measures in the Financial Statement footnotes and the calculation and presentation of Organic Revenue Growth. Following a review of the points raised, the Company refiled its 2022 Form 20-F in February 2024.

No statutory financial numbers (including Profit and Loss Account, Balance Sheet, Statements of Changes in Entity, Consolidated Statement of Cash Flow or footnotes to the accounts) were changed as a result of the revised Form 20-F. The revision was made in order to comply with SEC rules following an administrative error where some exhibits were not dated and to make some presentational disclosure changes, including relocating or deleting some non-IFRS measures as required under SEC rules.

External audit

External auditor

The external auditor is appointed to give an opinion on the Group and Company Financial Statements. The audit includes the review and testing of the data contained in the Financial Statements to the extent and materiality level necessary, for expressing an audit opinion as to whether they present a true and fair view of the Group and Company affairs as at 31 December 2023.

PwC has been the Group's external auditor since May 2021. They were reappointed by shareholders at the 2023 AGM to continue to serve as the Group's external auditor.

Neil Grimes is the Lead Audit Partner. He has been in post since PwC was appointed and will be required to rotate after five years. The external auditor attends all meetings of the Audit Committee. The Audit Committee met twice with PwC without executive management present and met with the Audit Committee Chair independently four times in 2023.

In 2023, the main engagement between the external auditor and the Audit Committee has been in relation to audit strategy, the audit and publication of annual and periodic financial statements, the auditor's scope and priorities and its approach to key judgement areas. PwC has also been extensively involved in discussions regarding our SOX implementation programme and the testing of our internal controls.

External audit plan and strategy

At its meeting in May 2023, the Audit Committee received a presentation from PwC on key technology initiatives. The Audit Committee also discussed the plan for adopting new technologies in the Group audit in 2023, including supporting the Group's transition to SOX compliance through technology.

In July, PwC presented the 2023 external audit plan, which summarised the key aspects of their audit planning, including the external auditor's assessment of Group audit materiality, audit risks and scope, and the overall approach to the audit of the Company and its subsidiaries. The audit approach for 2023 had been updated to reflect the completion of the Terminix acquisition in 2022, and the first year of the Group's implementation of SOX. The plan was discussed and approved by the Audit Committee.

At the December meeting, the Audit Committee discussed with the auditors the status of their work, focusing in particular on internal controls and the status of their SOX testing. The results of the controls testing for SOX reporting purposes was considered by the Audit Committee in February 2024, as detailed on page 124.

External auditor and audit process effectiveness

The effectiveness of the external auditor is monitored throughout the year, including through:

- **FRC's Audit Quality Inspection and Supervision report 2022/23:** The Audit Committee reviewed the results of the report during the year, noting that PwC was found to have maintained its focus on audit quality and had achieved consistent inspection results.

- **Progress against external audit plan and strategy:** The Audit Committee continually evaluated and monitored progress against the agreed plan, and discussed any issues or reasons for variation from the plan.

- **Reports to, and interaction with, the Audit Committee:** At each meeting, the Audit Committee considers the work undertaken by the external auditor, their insight around key accounting and audit judgements, and the competence with which they have applied constructive challenge in dealing with management.

- **Annual internal effectiveness survey:** A tailored online questionnaire covering the overall audit process and the structure and governance of the external audit team is utilised annually. The questionnaire is completed by the Chief Financial Officer, the Director of Internal Audit and Risk, the Interim Head of Internal Audit and Risk, Finance Directors of the Group's subsidiaries, the senior finance management team, and the Accounts, Tax and Treasury functions. The results of the survey are collated by the Chief Financial Officer, and a summary of the findings are provided to the Audit Committee and PwC.

Audit Committee Report
continued

At the July meeting, the Chief Financial Officer presented the summary of the results of the annual effectiveness questionnaire. The Audit Committee noted that overall, the results were positive. The Audit Committee considered the areas of strength and opportunities identified from the survey. The actions arising from the review included the undertaking of additional planning with the regions, an increased focus on improving communication around the audit plan and timelines, and consideration as to how to gain even greater insight of business and controls from the audit.

Following consideration of all elements of the audit effectiveness review process, including the results of the survey, the Audit Committee confirmed it was satisfied that the external audit process provided by PwC had been delivered effectively for the 2022 financial year. A similar process will be undertaken for the 2023 financial year.

External auditor independence and objectivity
To safeguard the objectivity and independence of the auditor, the Company has a policy on the engagement of the auditor's services on audit-related and non-audit services. The Audit Committee accepts that in some instances certain work of a non-audit nature is best undertaken by the auditor. The policy sets out the nature of services that are permitted and those that are specifically prohibited. In general, permitted services would be limited to matters that are closely related to the annual audit process or where detailed knowledge of the Group is advantageous.

The Audit Committee regularly reviews the amount and nature of non-audit work performed by the auditor to ensure that the auditor's independence is not compromised. Any engagement fee on permitted services in excess of £10,000 requires the approval of the Chair of the Audit Committee and any engagement fee in excess of £250,000 requires the approval of the Audit Committee. The Audit Committee has pre-approved permitted services, as outlined in the policy, with fees below £10,000. A copy of the current policy on the provision of non-audit services by the external auditors is available on our website.

Audit fees for the statutory audit for 2023 were £8m (2022: £7m). Fees for audit-related assurance services and other non-audit services incurred during the year amounted to £3m (2022: £5m). The ratio of non-audit fees to statutory audit fees for the year was therefore 0.4:1 (2022: 0.7:1). The non-audit fees for 2023 relate to 2023 reporting on internal financial controls. The non-audit fees were substantially higher in 2022 as a result of the specialist accounting work performed by PwC in respect of the acquisition of Terminix. Further details on audit services can be found in Note A8 to the Financial Statements on page 186.

The Audit Committee also received confirmation from PwC that it was independent and objective within the context of applicable professional standards.

The Audit Committee does not believe that there is any material risk of the Company's auditor withdrawing from the market.

The controls and processes in place, as detailed above, help to ensure that the required level of independence of the auditor is maintained.

External auditor tender and appointment
The role of external auditor will be put out to tender at least every ten years and will be conducted by no later than 2031 in line with prevailing best practice. The Company confirms its compliance with the provisions of the UK Competition & Markets Authority Order regarding statutory audit services for the financial period ended 31 December 2023.

The Audit Committee concluded that it is satisfied with the objectivity and independence of the external auditor, PwC, and that the effectiveness of the external audit process was robust. The Audit Committee has recommended to the Board that it seeks shareholder approval for the reappointment of PwC as the external auditor for the financial year ending 31 December 2024.

Internal audit

Role of Internal Audit
Internal Audit provides independent and objective assurance to management, the Audit Committee and the Board on the effectiveness of the Group's risk management framework and internal controls.

Internal Audit, which is led by the Director of Internal Audit & Risk, reports to the Chief Financial Officer and has direct lines of communication with the Chair of the Audit Committee, the Chief Executive and the Chairman of the Board, as well as to all operational and functional leaders in the business.

At each meeting, an update on Internal Audit is provided covering an overview of the work undertaken in the period, actions arising from audits conducted, the tracking of remedial actions and progress against the Internal Audit plan, and SOX compliance. The Audit Committee Chair routinely meets independently with the Director of Internal Audit & Risk to discuss the results of the audits performed and any additional insights obtained on the risk management and control environment across the organisation.

In December, the Audit Committee also reviewed and approved the Internal Audit Charter, which defines the purpose, authority and responsibility of the Internal Audit function.

Internal Audit Plan
The 2023 Internal Audit plan was approved by the Audit Committee in December 2022. The plan is structured to align with the Group's risk profile, control environment and assurance arrangements. The plan for 2023 included an audit of the integration of Terminix, and a continued focus on IT and SOX testing.

The common themes arising from the Internal Audit work during 2023 were presented to the Audit Committee in December 2023, together with recommendations to senior management to improve the controls across some processes. None of the failures identified in the control environment by Internal Audit or any of the recommendations relating to individual audits represented a systemic underlying issue. The overall work of the Internal Audit function is utilised by the Audit Committee and the Board in their assessment of the adequacy of the Group's financial and operational controls environment.

The 2024 Internal Audit Plan was approved by the Audit Committee in December 2023. A key focus for the 2024 plan is SOX testing, with the Internal Audit team supporting the testing cycle, and thematic audits, in order to give the function greater ability to respond to emerging risks within the business.

Internal Audit effectiveness
The effectiveness of the Internal Audit function was considered by the Audit Committee during its review and approval of the 2024 Audit plan by means of a review of the resources available, qualifications of the team, delivery, reporting and the independence of the function.

The Audit Committee also ensures that an independent third-party assessment of the effectiveness and processes of the Internal Audit function is conducted at least once every five years, in line with the requirements of the Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing. The most recent such assessment was undertaken in 2021.

Governance and compliance

Compliance and whistleblowing
The Audit Committee has responsibility for reviewing the Company's procedures for handling compliance with our Code of Conduct and Anti-Corruption Policy, and confidential reporting (whistleblower) arrangements, known as Speak Up.

The Group's Code of Conduct, which outlines our commitment to comply with all applicable legal requirements and with high ethical standards, can be found on our website. It clearly sets out how colleagues can seek advice and report concerns about suspected ethical or illegal misconduct policy violations. The Company uses an international confidential Speak Up email address and phone line to allow colleagues to report any suspected wrongdoing internally to independent senior management at Group level.

The Company has also established a separate Speak Up line for suppliers and their employees or other stakeholders to report genuine concerns over malpractice, illegal acts or failures to comply with recognised standards of ethical behaviour that they observe at any point within our global supply chain.

Reported cases are monitored by Internal Audit and any potential misconduct reported is formally investigated and appropriate action taken, with the results of the investigation being reported back to the whistleblower where possible. The Director of Internal Audit & Risk provides regular updates to the Audit Committee of any control incidents.

The Audit Committee also periodically reviews the communication process in place throughout the Company regarding whistleblowing and the use of Speak Up to ensure its effectiveness and to monitor our colleagues' understanding of the system. A thematic review of Speak Up incidences and the control processes in place was considered by the Board in December.

The Audit Committee is informed of the outcome of the annual Letter of Assurance process whereby senior management are required to confirm compliance with key Group policies, including the Code of Conduct, and the dissemination of these policies to their respective country and functional teams. An overview of exceptions reported during the process is shared with the Audit Committee and any thematic issues raised are also shared with the Executive Leadership Team (ELT) as required.

Governance

In 2023, the Audit Committee also spent time considering the proposed changes to the UK Corporate Governance Code, the requirements introduced by the Economic Crime and Corporate Transparency Bill, the Minimum Standard, and the additional reporting requirements outlined in the draft Companies (Strategic Report and Directors' Report) Regulations prior to its withdrawal in October 2023.

For the Economic Crime and Corporate Transparency Bill, the Audit Committee received a presentation as to the implementation plan for the proposed enhancements to fraud risk assessments.

For the Minimum Standard, the Audit Committee considered an in-depth analysis of the requirements, and recommendations as to potential enhancements to Audit Committee processes. The Audit Committee approved the suggested amendments to the Audit Committee terms of reference, and for other processes to be enhanced to align with the Minimum Standard, including the review of the effectiveness of the external auditor.

The Audit Committee report, in particular the External audit section of the report, describes how the Audit Committee has complied with each of the provisions of the Minimum Standard during the year.

An explanation of the Group's accounting policies is provided on pages 175 to 177.

Risk management and internal control

Risk management and internal control framework

The Board has overall responsibility for maintaining an effective risk management and internal control framework. The Board delegates responsibility for risk management to the Audit Committee, where appropriate. The risk management and internal control framework is designed to manage and mitigate risk, rather than eliminate the risk of failure to achieve business objectives. In pursuing business objectives, internal controls and risk management can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Group's risk management structure and process is detailed on pages 87 and 88. The responsibilities of the Board, some of which it chooses to delegate to the Audit Committee, include:
• review and approval of the Group's overall strategy, which includes reviewing the risks that may prevent the Group from achieving its objectives and ensuring that these risks are mitigated or managed to an acceptable level;
• regular reviews of business performance, including updates of the risks that the business is facing, and challenging management to obtain assurance that these risks are being effectively managed;
• review of management's approach to identifying and managing risk, and recommending enhancements;
• evaluation of the effectiveness of internal controls, including financial, operational and compliance controls; evaluation of the effectiveness of internal and external audits;
• delegation of authority to the Chief Executive and Chief Financial Officer to make commitments on behalf of the Company; and
• the evaluation of the effectiveness of our internal controls.

Risk and internal controls

The identification and management of risk is integrated into the development of the Group's strategy and the day-to-day operational execution of the strategy by the regions and business units. Ensuring that risks are identified and managed effectively is a part of every manager's and supervisor's job through leadership of the teams for which they are responsible. An assessment of the emerging and principal risks facing the Group, including those that would affect its business model and future performance, is carried out by the Board. The principal risks identified can be found in the Risk and Uncertainties section on pages 87 to 93.

The Audit Committee receives regular reports from the Chief Financial Officer and the Director of Internal Audit & Risk on financial controls and process improvement programmes, including:
• an annual report on the overall status of the control environment in the Group, including the results of testing and reports on identified areas of weakness in controls;
• action plans on control environment improvements and updates on their implementation;
• updates on control weaknesses and planned actions to prevent a reoccurrence;
• periodic reports from regional and Group finance executives, and Internal Audit; and
• updates on the SOX implementation programme.

During 2023, the Audit Committee was updated on the risk and control environment in the main businesses, as well as the Regional Finance Directors' assessment of the quality and priorities of the Finance function in the relevant part of the business. Audit Committee members received reports from the Regional Finance Directors for the UK & Sub-Saharan Africa region and the Pacific region, with other regional updates provided as part of the Board agenda. This provides a high-level insight for the Audit Committee on potential risks.

The Audit Committee continues to evaluate cyber incidents and risk throughout the year and, although there is no indication we are a specific target, we remain vigilant given both the number and seriousness of cyber attacks in the year, with repeated distributed denial-of-service (DDoS) attacks and attempted ransomware incidents. Our cyber technology and resilience have continued to allow us to detect and avert complex and volatile threats before they were able to have any material impact on our operations. This is an area we will continue to prioritise and monitor as we integrate and synchronise IT capabilities across the Group. See page 116 for more information on cyber security.

The Audit Committee also receives the minutes of the Group Risk Committee. The Group Risk Committee comprises the key functional and operational senior managers, and considers the risk framework, and key and emerging risks. Where appropriate, items that are raised as significant or emerging issues by the Group Risk Committee are reflected in adjustments to the control environment.

In 2023, some control issues were experienced including:
• a colleague had their IT user credentials compromised. No data was lost and there were no further instances of weaker security protocols;
• three businesses performed work without authorisation under the Group's Pink Note process. This was subsequently rectified and guidance reissued; and
• a payment fraud in our Australian business of immaterial scale to the Group.

Audit Committee Report
continued

The Audit Committee receives regular reports of matters reported via Speak Up, our internal whistleblowing process. There were 103 control incidents reported in 2023 (2022: 84). The nature of the matters reported remain similar to previous years and relate to employee and employment matters, with very few relating to fraudulent activity, which remains at a low level across the Group. The increase reported is reflective of a bigger, more complex business compared to the prior year.

Internal Audit received one report on our Supplier Speak Up line, which was a request for ESG data rather than a concern regarding malpractice and was swiftly resolved by management.

SOX controls
In 2022, the Group identified material weaknesses relating to IT general controls and aspects of management's overall system of financial controls (lack of sufficient technical accounting knowledge, segregation of duties and management review controls). The Board and Audit Committee reviewed the progress made to address the potential weaknesses identified.

At each meeting in 2023, the Audit Committee received an update on the status of the Company's SOX implementation programme. The updates included details regarding progress against the defined plan, design effectiveness on the specific controls, and colleague training and team resources. The updates reviewed both business process controls and IT governance controls, as well as progress by specific processes and countries. As the year progressed, the focus of the updates moved to tracking testing plans, operating effectiveness results and tracking any identified deficiencies and associated remediation plans. At the request of the Audit Committee, a monthly status report was also provided outside of the scheduled meetings to allow for continuous visibility. From late 2023, the Audit Committee also received a monthly status report from the external auditor.

An in-depth review of the status of our SOX compliance for 2023 was undertaken at the December 2023 meeting, including discussion as to any identified material weaknesses. For the 2023 financial year, the evaluation of effectiveness of our internal controls identified material weaknesses relating to IT general controls.

The Board and the Audit Committee reviewed the work completed for the material weakness relating to aspects of management's overall system of financial controls (lack of sufficient technical accounting knowledge, segregation of duties and management review controls) and are satisfied this has been remediated.

The Board and the Audit Committee has further reviewed the progress made in 2023 in relation to the material weakness relating IT general controls and will continue to have oversight of management's ongoing remediation plans in 2024.

Effectiveness of risk management and internal control framework
The Board, with the support of the Audit Committee, conducted a review of the effectiveness of the system of internal control for the year ended 31 December 2023 and confirms that:
• the Group has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group;
• this process has been in place for the year under review and up to the date of approval of the Annual Report and Financial Statements;
• the Board reviews the process regularly; and
• the process operates in accordance with the UK Corporate Governance Code and the FRC Risk Management and Internal Control Guidance.

Audit Committee effectiveness

The effectiveness of the Audit Committee was considered as part of the external Board effectiveness review undertaken in 2023 by Chris Saul of Christopher Saul Associates, with the output considered and follow-up actions agreed by the Audit Committee. The review concluded that the Audit Committee continues to operate effectively and is well-integrated into the Board decision-making processes.

In 2024, the Audit Committee will continue to focus on its oversight of the Company's SOX compliance and will consider opportunities to further enhance its focus on risk. Full details of the Board evaluation review, including its outcomes and actions, are disclosed on pages 112 and 113.

Read the Audit Committee's terms of reference at **rentokil-initial.com/investors/governance**

Read our Policy on the Provision of Non-Audit Services by the External Auditors at **rentokil-initial.com/investors/governance**

Nomination Committee Report



**Richard Solomons,
Chair of the Nomination Committee**

Areas of focus in 2023
- Appointment of a new Non-Executive Director
- Transition of new Audit Committee Chair
- Executive Director and senior management succession planning and talent development

---

Areas of focus in 2024
- Executive Director and senior management succession planning and talent development
- Skills, knowledge, experience, and diversity of the Board

Committee members:
Richard Solomons (Chair)
David Frear
Sally Johnson
Sarosh Mistry
John Pettigrew
Cathy Turner
Linda Yueh

Dear Shareholder

I am pleased to present to you the report of the work undertaken by the Nomination Committee in the year ended 31 December 2023.

During the year, the Nomination Committee continued to assist the Board in fulfilling its responsibilities, with a particular focus placed on the composition of, and succession planning for, the Board and senior management.

As identified in last year's report, Julie Southern, who would have served on the Board for a period of nine years by July 2023, stepped down from the Board at the conclusion of the Annual General Meeting (AGM) on 10 May 2023. Following a comprehensive recruitment process, full details of which are provided in the Company's 2022 Annual Report, the Board welcomed Sally Johnson as a Non-Executive Director. Sally joined the Board on 1 April 2023, and became a member of the Audit and Nomination Committees. She succeeded Julie as Chair of the Audit Committee from 10 May 2023. Sally is currently the Chief Financial Officer of Pearson plc, a FTSE 100 global education and learning business, and has brought strong technical and commercial finance skills to the Board, including knowledge of the US listed environment. As identified in the 2023 Board evaluation, Sally has settled into her new position expertly, bringing further energy and engagement to the role.

Both the Nomination Committee and the Board spent time in 2023 discussing the composition of the North America leadership team, in light of the enlarged scale of the business in that region following the acquisition of Terminix in 2022. In October 2023, Brett Ponton stepped down as CEO of the Company's North America region and as a member of the Executive Leadership Team (ELT). In December, we were delighted to announce the appointment of Brad Paulsen as CEO, North America. He also became a member of the ELT, as detailed on page 103. Brad was previously the CEO of Rexel USA, a leading distributor of electrical parts, services, and solutions, with more than 450 US branches and $7bn in annual sales.

Given his significant leadership experience, and proven track record of successful delivery, I am sure that Brad will be an excellent addition to the ELT.

As is its usual practice, the Nomination Committee reviewed succession planning for our Chief Executive, Chief Financial Officer and members of our ELT during the year. In December, the Nomination Committee considered detailed succession plans for key roles. To ensure Board familiarity with senior managers and potential succession candidates, a number of senior managers and colleagues from across the Group have also presented to the Board or met with Directors during 2023 and it is planned that this engagement will continue in 2024 as part of the Board's ongoing practice of meeting with talent from around the world.

Diversity and inclusion remains a core area of focus, framed by our Board diversity policy. The diversity of the Board is detailed on page 129, with membership comprising 33% women and two Directors from an ethnic minority background. Further details on our Board diversity policy and the targets set out in the policy, which were updated in January 2023, can be found on page 128.

Full details of the Nomination Committee's work during 2023 can be found set out in the following report.

**Richard Solomons
Chair of the Nomination Committee**
7 March 2024

Nomination Committee Report
continued

Role of the Nomination Committee

The Nomination Committee monitors the composition and balance of the Board and of its Committees by identifying and recommending to the Board the appointment of new Directors and Committee members and ensuring they have the appropriate balance of skills, knowledge, experience, and diversity to govern the Company in a professional, ethical, and transparent manner.

The Nomination Committee also oversees talent and succession plans for members of the ELT and the Company Secretary, ensuring the development of a diverse pipeline for the future senior management of the Group.

Additionally, it plays an active role in setting and meeting diversity objectives and strategies for the Company as a whole, and has oversight of the impact of these diversity initiatives.

The full responsibilities of the Committee are set out in its terms of reference, which were last reviewed in December 2023. The Nomination Committee terms of reference are available on our website.

Membership and attendance

All Non-Executive Directors are members of the Nomination Committee to ensure they have a formal forum to input and help determine the composition of the Board. The Chair of the Board, Richard Solomons, chairs the Nomination Committee.

The Nomination Committee met four times during the year and full details of members' attendance during 2023 can be found on page 98. Members of the Committee also hold discussions as required outside of the formal meetings.

The Nomination Committee Chair will seek views in advance from any member who cannot attend a meeting and provide a briefing on outcomes if appropriate. Papers and minutes of the meeting are circulated to all Nomination Committee members, whether or not they attend.

The Chief Executive also usually attends meetings of the Nomination Committee, especially to assist with discussions of executive succession and talent programmes, as does the Group General Counsel and Group HR Director. The Company Secretary acts as secretary to the Nomination Committee.

Nomination Committee effectiveness

The effectiveness of the Nomination Committee was considered as part of the external Board effectiveness review undertaken in 2023 by Chris Saul of Christopher Saul Associates, with the output considered and follow-up actions agreed by the Nomination Committee. The review concluded that the Nomination Committee continues to operate effectively.

In 2024, the Nomination Committee plans to continue to focus on Executive Director and senior management succession plans, including the gender and ethnic diversity within these groups. It also intends to undertake a Non-Executive Director skills matrix to support the Nomination Committee in future Board succession planning. Full details of the Board evaluation review, including its outcomes and actions, are disclosed on pages 112 and 113.

Managing conflicts of interest

The Directors have a statutory duty to avoid a situation where they have, or could have, a direct or indirect interest that conflicts or might possibly conflict with the interests of the Company. The Board is permitted, under powers from shareholders contained in the Articles of Association, to authorise actual or potential conflicts of interest.

We have a procedure to manage the situation where a Director has a conflict of interest, and as part of the process the Board considers each potential conflict situation on its merits. Since the procedure was introduced, a number of potential situational conflicts arising from appointments on external boards, or through some other ongoing relationship, have been authorised after review by the Board, none of which is subject to any specific restriction or condition. We maintain and review annually a register of authorisations granted during the year.

The Nomination Committee reviews the current schedule of authorisations on an annual basis, with a view to considering whether they remain appropriate or whether they should be revoked or otherwise limited. In 2023, it was concluded that no updates were necessary. All authorisations given were considered to remain appropriate and none were revoked or otherwise limited.

The conflicts of interest process also informs the assessment of the independence of Board members. You can find further details of the assessment on page 107.

Activities of the Nomination Committee in 2023

The Nomination Committee considered the following key areas during 2023 and early 2024:

Matters considered	Discussion and outcome	Find out more
Board succession	The Nomination Committee considered succession plans for the Audit Committee Chair role and nominated Sally Johnson for appointment.	See page 127 for more information
Senior management succession	Executive Director and senior management succession was considered throughout the year, with a detailed briefing on talent and succession planning.	See page 127 for more information
Terms of reference	The Nomination Committee reviewed its terms of reference in December 2023.	Available to view on our website
Nomination Committee effectiveness	The Nomination Committee undertook a review of its effectiveness.	See above
Director effectiveness	A review of individual Directors' performance was conducted, as part of the Board evaluation process.	See page 113 for more information
Diversity	The Nomination Committee considered diversity-related reporting and targets, and reviewed the effectiveness of the Board diversity policy.	See pages 128 and 129 for more information
Conflicts of interest	The Nomination Committee reviewed potential conflicts of interest authorised by the Board.	See above

Board recruitment and succession process

Board recruitment and appointment procedure

The Nomination Committee is responsible for ensuring there is a formal, rigorous, and transparent process in place for appointing Directors. Potential appointments are assessed with a view to ensuring the optimal composition for the Board to discharge its duties and responsibilities effectively. Candidates are considered from a diverse group of individuals whose skills and experience have been gained in a variety of backgrounds. Successful candidates have to demonstrate integrity and independence of mind and must enhance the overall effectiveness of the Board. All appointments are considered objectively and are made on merit. We support the process of appointing new Directors to the Board by using external recruitment consultants.

Director reappointment

All Non-Executive Directors undertake a fixed term of three years subject to annual re-election by shareholders. The fixed term can be extended, and consistent with best practice, does not exceed nine years subject to defined circumstances as identified by the Nomination Committee.

Extensions recommended in the period were:
• The reappointment of Cathy Turner for a second three-year term.
• The reappointment of Linda Yueh, who had served on the Board for a period of six years as of 1 November 2023, on an annual rolling basis.
• The reappointment of John Pettigrew, who had served on the Board for a period of six years on 1 January 2024, on an annual rolling basis.
• The reappointment of Sarosh Mistry for a second three-year term.

In line with standing practice, each decision was supported by the continuing independence, experience, and contribution that each Director brings to both Board and Committee work.

As part of the review of the Directors' Remuneration Policy, consideration was given to the appointment terms of the Non-Executive Directors. Given that a fixed term appointment is a legacy construct under old corporate governance codes where annual re-election was not required, and two three-year terms (with the possibility of nine years) were recommended, it is proposed that the terms be updated to remove a fixed term. Further details can be found in the Directors' Remuneration Report on pages 131 to 161.

Non-Executive Director succession

The Nomination Committee is responsible for ensuring plans are in place for orderly succession to the Board, taking into account the challenges and opportunities facing the Company, and the skills, expertise, and diversity needed on the Board in the future. Accordingly, the Nomination Committee considers Non-Executive Director succession on a regular basis to ensure that changes to the Board are proactively planned for. As part of this consideration, the Nomination Committee monitors the Non-Executive Directors' tenure, and reviews potential departure dates assuming the relevant Directors are not permitted to serve more than nine years from their appointment date, unless in exceptional circumstances.

As noted in last year's report, a formal recruitment process was undertaken in 2022, to identify a suitable successor for Julie Southern. The executive search agency, Spencer Stuart, was appointed to support this process. Spencer Stuart does not have any connections with the Company or any Director that may impair its independence and is a signatory to the Enhanced Voluntary Code of Conduct for Executive Search Firms. Following the conclusion of this process in 2023, Sally Johnson was appointed as a Non-Executive Director from 1 April 2023, and a member of the Audit Committee and Nomination Committee. When Julie stepped down from the Board at the conclusion of the Company's AGM in May, Sally assumed the role of Chair of the Audit Committee. Full details of the recruitment process were disclosed in the Company's 2022 Annual Report, which is available on our website.

Senior management succession planning and talent development

The Board and Nomination Committee recognise that strategic, thoughtful, and practical succession planning and talent development is critical to the long-term success of the Company. The Board has ultimate responsibility for succession planning for Executive and Non-Executive Directors and senior management, supported by the oversight and recommendations of the Nomination Committee. The Nomination Committee undertakes to bring new energy, challenge, and oversight to the process and to reflect the business strategy and operational goals in appointments. While Board approval is only required for changes to the ELT, as outlined below, the Nomination Committee also considers senior talent and succession planning below this level.

The succession planning process involves the evaluation of each leadership team role along with other critical roles against whether there are successors ready now, ready in one to two years, or ready in three to five or more years, as well as identifying any emergency cover in place for those roles. Colleagues identified as successors and select talented colleagues are included in a talent pool and put through a robust development assessment and planning process where strengths and gaps are identified using, among other measures, psychometric assessments, career conversations, and a 360-degree feedback assessment. The information from this is applied to help create effective development plans as well as to inform the content of the talent pool development sessions.

In 2023, a full succession planning review of regional and functional leadership teams and critical roles was completed. The Group HR Director and HR Director Global Talent & Group Functions presented a detailed update on the Company's talent strategy to the Nomination Committee in December. The session reviewed the talent and succession update as well as providing a spotlight on talent selection in North America, given the enlarged scale of the business in that region and the continued integration of Terminix, highlighting the best of breed approach to retaining the best talent across the Group.

The Nomination Committee considered the succession plans for the Chief Executive, Chief Financial Officer and other members of the ELT, including a discussion as to the potential ELT of the future. Global and critical role succession was also reviewed, with an update on regional leadership succession plans provided.

In 2023, there was one change to the ELT, with Brad Paulsen succeeding Brett Ponton as CEO of the Company's North America region in December 2023.

The Nomination Committee considered the progress made towards the priorities identified in relation to talent for 2023. The Company has established global, regional and fast-track talent pools to help identify successors for key roles and to identify and accelerate the development of fast-track talent. The Board aims to familiarise itself as much as possible with the senior management team as well as colleagues identified as successors or 'high potentials' through its ongoing engagement programme. More details can be found on page 114.

The effectiveness of our talent development and succession planning activity is regularly monitored. In our ELT and Group Leadership Forum (GLF; our top c.100 senior management team), 71% and 87% of roles respectively have near-term successors identified. While the ELT level is slightly down from the prior year, the GLF level has improved by 9%. Promotion rates have also increased, by 5% from 2022 to 66% in 2023, following recent leadership appointments.

Diversity and inclusion

Fostering a diverse and inclusive culture
A key strategic aim of the Company is to be recognised as a world-class Employer of Choice, which is able to attract, recruit, and retain the best people from the widest possible pool of talent. We are, therefore, committed to fostering a diverse and inclusive working environment for all employees by, at all times, striving to be an organisation that values everyone's talents and abilities in an environment where diversity is encouraged.

In our 2023 Your Voice Counts (YVC) employee survey the Diversity, Equity & Inclusion (DE&I) index was our second highest scoring dimension overall, improving by 1% versus the previous survey and 6% higher than the global norm benchmark.

More information on our approach to DE&I can be found in the Responsible Business section on page 69 and our Group Diversity, Equity & Inclusion policy is available on our website.

As part of its monitoring of gender, the Board reviews our Gender Pay Report each year and we continue to have no material gender pay gap between women and men (see page 148). The reports are available to view on our website.

Senior leadership diversity
The Group continues to focus on enhancing the diversity of our senior management, with 25% of senior roles in the business held by women (2022: 29%). The decrease in gender diversity in 2023 was a result of a notable increase to the size of our senior management team. We define senior management as the members of our ELT and their direct reports, excluding colleagues in administrative and support roles. When the breakdown includes any other directors of the Company's related undertakings there are 52 females (24.9%) and 157 males (75.1%).

Approximately 23% of our colleagues are female (2022: 23%).

As a global organisation, we also believe it is important to have a senior management team that is representative of the markets we operate in, and the customers we serve. In line with the Parker Review we have set a target to improve our ethnic diversity and reach 20% of our senior leadership team by the end of 2027 (2023: 15.5%). This is based on colleagues who have provided data, and excludes those based in countries where we cannot ask or hold ethnicity information.

We aim to remove any bias from our recruitment processes to ensure we are attracting the best people from the widest possible pool of talent. A summary of our culture and further details on our colleagues are provided in the Responsible Business section on pages 69 and 70. You can find details on how the Directors monitor culture on page 116.

Embracing equity on International Women's Day

On 8 March 2023, events were held globally around the Group to celebrate International Women's Day, with many embracing the theme of equity. Group online events included guidance and discussions on allyship, menopause, and sponsorship.

Linda Yueh, a Non-Executive Director, joined in the Rentokil Women in Leadership Panel, a panel discussion with our North American HR team. Linda recounted her experiences during her career, and answered questions from colleagues.



Board diversity objectives

Objectives	Outcome in 2023
That the Board comprises at least 40% women by 2028.	33.3% of our Directors are female (2022: 33.3%).
That at least one of the Chair, CEO, CFO, or Senior Independent Director (SID) is a woman by 2028.	Currently all roles are held by men.
That at least one member of the Board is from a minority ethnic background.	This was achieved with the appointment of Linda Yueh in 2017 and exceeded with the appointment of Sarosh Mistry in 2021.
Commitment to a merit-based approach to Board composition within a diverse and inclusive culture.	Considered as part of all Board appointments, including the appointment of Sally Johnson.
To work only with executive search firms on Board appointments that have signed up to the Enhanced Voluntary Code of Conduct for Executive Search Firms on gender diversity and best practice (Enhanced Code).	All executive search firms retained by the Company during 2023 for Board appointments had signed up to the Enhanced Code.
To support the executive management of the Company in developing and implementing appropriate policies, programmes, and initiatives designed to promote diversity at all levels of the organisation.	In 2023, our ELT and its direct reports (excluding colleagues in administrative roles) were 25% female (2022: 29%). Approximately 23% (2022: 23%) of our colleagues are female. The Board receives two detailed briefings on culture and our Employer of Choice agenda each year, which address progress on diversity and inclusion.
To ensure that there is a pipeline of female executives within the organisation who are qualified and capable of taking up senior leadership positions.	32% of those on our regional leadership succession plans are female, and 35% of those on our functional leadership succession plans are female.
Aim to ensure that there is appropriate and meaningful disclosure in the Company's Annual Report on Board composition, appointment processes, the policies and initiatives the Company has in place, and the steps it is taking to promote diversity, both at Board level and across the Company.	Considered each year when drafting the Annual Report.

Board diversity

The Board of Directors has adopted a Board diversity, equity and inclusion policy to support, at Board level, the Company's commitment to fostering a diverse and inclusive working environment. The key objectives of the policy and its effectiveness are set out on page 128, and the policy is available on our website.

Due to the current size of the Board and its Committees, there is no separate policy or provisions within the Board diversity policy for Committees.

In 2022, in light of the new Listing Rules requirements on diversity-related reporting and the recommendations set out in the FTSE Women Leaders Review (the successive phase of the Hampton-Alexander Review), the Nomination Committee recommended that the Board update its diversity targets. The revised policy and targets were approved by the Board in January 2023.

While the Board remains committed to diversity within our organisation and recognises diversity as a priority, it was agreed that the Board's focus should be on setting targets which are considered appropriate given the succession timeframe of existing members of the Board, and which take account of the existing skills, knowledge, experience, and composition of the Board. Based on current succession timing, we have therefore set a target for the Board to comprise at least 40% women by 2028, which

we believe to be an appropriate timeframe for our Board, based on normal succession plans (assuming that the two executive roles on the Board remain constant and assuming Non-Executive Director tenure of nine years in line with the UK Corporate Governance Code). To achieve this earlier would require either recruiting an additional female Non-Executive Director or replacing an existing Director prematurely. As the Board is considered to be operating effectively, neither of these options are considered to be in the best interests of the Company or its shareholders at this time.

We were placed 83rd in the 2023 FTSE Women Leaders Review for women on Boards and in leadership in the FTSE 100, published in February 2024.

Explanation against Listing Rule 9.8.6(R)

As at 31 December 2023 (the Company's chosen reference date), the Company confirms it has met the target for one Director to be from an ethnic minority background. It has not met the targets that at least 40% of the individuals on its board of directors are women and that at least one of the Chair, CEO, CFO, or SID is female.

The roles of the Chief Executive and Chief Financial Officer have been held by Andy Ransom and Stuart Ingall-Tombs for 10 and three years respectively. These positions support the long-term strategic delivery of the Group and remain subject to considered succession planning.

Our Chair, Richard Solomons, has held the position since May 2019, following appointment to the Board in March 2019. This resulted from a robust appointment process, as detailed in the Company's 2018 Annual Report.

Our Senior Independent Director, John Pettigrew, has held the position since May 2019, following appointment to the Board in January 2018. John was appointed in line with the internal succession plan for the role and continues to support the Board and Chair in this position.

While the Company values all forms of diversity and work continues to ensure that gender and ethnicity, alongside broader diversity characteristics, are present across the Board, we do not believe given the current composition of our Board, and recognising the factors noted above, that the Listing Rule targets are achievable prior to 2028.

Board and executive management diversity

at 31 December 2023

Gender	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management
Men	6	66%	4	10	77%
Women	3	33%	–	3	23%
Not specified/prefer not to say	–	–	–	–	–
Ethnic background					
White British or other White (including minority-white groups)	7	78%	4	13	100%
Mixed/multiple ethnic groups	–	–	–	–	–
Asian/Asian British	2	22%	–	–	–
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

1. This is the executive committee below the Board (the ELT) and the Company Secretary. We exclude Board members from this group.
2. Gender and ethnicity data is collected directly from the individuals of the Board and ELT as part of an annual questionnaire in connection with the Annual Report. The questionnaire includes gender and ethnicity options, which are collected on a voluntary basis. The questionnaires relating to the period received a 100% response rate regarding ethnicity and gender disclosures. The data is collated by the Company Secretary and held securely in accordance with the Group's data protection policies and practices.

Director induction and training

The Chairman, supported by the Nomination Committee through its review of the skills, knowledge and experience of the Board, leads the training and development of Directors.

Induction

The Chairman and Company Secretary prepare a detailed induction for each new Director. This is tailored to the prospective roles the individual will assume on the Board and its Committees, and also accounts for their existing knowledge and experience.

The induction programme includes a series of meetings, beginning before the Director joins the Board and running for several months. These one-to-one meetings are arranged with the Chair and existing Non-Executive Directors, the Chief Executive and Chief Financial Officer, members of the ELT and the Company Secretary, along with other members of senior management. They are also introduced to and given access to the Company's external advisers (auditors, legal advisers and brokers).

All Non-Executive Directors also receive the following materials on their appointment:
• key Company policies, procedures and governance information, including the Code of Conduct, Board Governance Manual, Responsible Business Report and Group Authority Schedule;
• details of the Group structure;
• analysis of the Company's key shareholders and share capital;
• recent analyst notes;
• minutes and papers from the most recent Board and relevant Committee meetings, including the most recent strategy meeting;
• copies of the most recent Board and any relevant Committee evaluation reports; and
• guidance on the legal and regulatory responsibilities of a Director in a UK and US publicly listed company.

New Directors are also encouraged to undertake the same online induction modules as other new colleagues in our online learning and development platform (U+), on key compliance subjects, such as our Code of Conduct, anti-bribery and corruption, competition law, information security and privacy, insider information, and conflicts of interest.

Between 12 and 18 months after their appointment, Directors are asked to complete a questionnaire to provide feedback on the induction process. This allows us to assess the effectiveness of the induction and any training provided, to identify any areas of improvement and to highlight any further development needs.



Sally Johnson's induction

Sally Johnson joined the Board as a Non-Executive Director on 1 April 2023. She became a member of the Nomination Committee and Audit Committee from the date of her appointment, before being appointed Audit Committee Chair in May 2023.

Sally had an extensive induction programme, covering a range of areas across the business. In addition to receiving a detailed overview of the Group and its business operations, she attended a number of sessions covering topics including governance, Company culture, and stakeholder engagement.

The table below illustrates the purpose of some of the meetings that formed part of Sally's induction programme.

Further areas of focus for Sally's induction were pertinent to her role on the Committees, in particular her role on the Audit Committee. This included receiving an overview of the current risks faced by the Group, our risk management framework and Internal Audit programme. Sally also met with the Company's external auditors, and attended a meeting of our executive Group Risk Committee.

In May 2023, Sally and Sarosh Mistry visited the Power Centre, which included a tour of the facilities and presentations from senior management and the scientists based there. The Power Centre is our home for science, innovation, and training academy in the UK.

In December 2023, Sally also joined a pest technician in London for a ride-along, providing her with hands-on experience of the work undertaken by our technicians and the opportunity to meet with customers.

Induction programme participants	Meeting purpose
Chairman	Overview of the Board's priority areas and ongoing matters considered by the Board.
Chairs and members of the Committees	Overview of the responsibilities and composition of the Board's Committees, their governance, regular attendees, and advisors.
Chief Financial Officer	Overview of the strategic priorities of the Group, key performance indicators, operational performance, financial performance and projections, and competitive landscape.
Heads of Corporate Functions	Introductions with leadership team members, covering an overview of their business area(s), subject matter expertise, organisational structure, Company culture, and values.
Group General Counsel and Company Secretary	Induction planning, governance framework, Board operations, Board and Committee matters, duties and responsibilities of a Company Director (including the obligations of directors sitting on UK and US Boards), the Company's key policies and procedures, and other legal and regulatory considerations.

Training

All Directors receive training on topics of importance for the Company. Briefings and training are incorporated into the annual Board agenda. To help facilitate the ongoing development of Directors, details of externally facilitated events and training are also circulated periodically.

Directors are also given the opportunity to meet colleagues in person to learn more about the Company's functions or business regions (see Stakeholder engagement on pages 114 and 115).

Read the Nomination Committee's terms of reference at **rentokil-initial.com/investors/governance**

Read our Group Diversity, Equity & Inclusion Policy at **rentokil-initial.com/responsible-delivery/policies**

Read our Board Diversity Policy at **rentokil-initial.com/investors/governance**

Directors' Remuneration Report



**Cathy Turner,
Chair of the Remuneration Committee**

Areas of focus in 2023
- The integration of the Terminix acquisition
- Planning for the renewal and approval of the Directors' Remuneration Policy at the 2024 AGM
- The induction of new Committee member, David Frear
- Consideration of remuneration for all colleagues given the cost-of-living challenges that continue to impact colleagues across the globe

Areas of focus in 2024
- Seeking approval of the Directors' Remuneration Policy at the 2024 AGM
- The continued successful integration of the Terminix acquisition
- Keeping all-employee reward under review given the macro-economic challenges

Committee members:
Cathy Turner (Chair)
David Frear
Sarosh Mistry
Linda Yueh

Dear Shareholder

It is my pleasure to present to shareholders, on behalf of the Board, the Directors' Remuneration Report, for the financial year ended 31 December 2023. I hope you find the information in this report clearly explains the remuneration approach taken by the Company and enables you to understand how it links performance to business strategy and results.

It has been another busy year, with the key areas of focus including:
- reviewing the Directors' Remuneration Policy (the Policy) which is due for renewal and will be voted on at the AGM in May 2024;
- continuing the integration of the Terminix acquisition; and
- focusing on the remuneration for all colleagues given the cost-of-living challenges continue to impact our colleagues across the globe.

Policy renewal

A large proportion of the Remuneration Committee's time in 2023 has been spent reviewing the Policy. Our aim has been to ensure that the Policy put to shareholders at the AGM in 2024 continues to support the delivery of our strategy while appropriately balancing the incentivisation and reward of our experienced Executive Directors, with the interests of shareholders, colleagues, and the wider community.

We were also keen to ensure that the remuneration of our Executive Directors is realigned appropriately following the acquisition of Terminix, which has added significantly to the size and complexity of the Group. We were prudent following the acquisition of Terminix, by not immediately adjusting any remuneration as is common in such circumstances. The deal closed in October 2022 and we decided at that time, to consider any adjustments as part of a detailed review in line with the Policy renewal process.

We know that shareholders value understanding the benchmark data we used in conducting the review, and this has therefore been included in the detail below. The data is an important reference point in determining the Policy proposals but is only one contribution to Committee's deliberations. In developing the Policy proposals we have considered the current stage of the Group's evolution, its increased size and international focus as well as the high regard in which our CEO is held not only in the UK, but globally, where an increasing proportion of our business is positioned. Consistent with the current Policy we remain committed to weighting variable pay over the long term.

Key findings
The acquisition of Terminix and secondary listing on the New York Stock Exchange, combined with the continued growth of the rest of our business, has fundamentally changed the scale and complexity of the business since the last Policy review.

- Revenue (at AER) has increased by 90.4%, from £2,823.5m in 2020 to £5,375m in 2023.
- Profit before tax (at AER) has increased by 114.5%, from £229.8m in 2020 to £493m in 2023.
- Percentage of revenue (at AER) from outside the UK has increased from 89.8% to 94.0% and the percentage of revenue from North America has increased by 41.9%, from 43.4% in 2020 to 61.5% in 2023.
- The number of countries has increased by seven, from 83 in 2020 to 90 2023.
- The number of employees has increased by 18,311, from 44,589 in 2020 to 62,900 in 2023.

It is appropriate to review the packages of our Executive Directors against the new relevant benchmarks to ensure that remuneration remains market-aligned and would be fit for purpose throughout the life of the Policy from 2024-2027.

Directors' Remuneration Report
continued

Profit performance over 10 years



(£m)

Revenue performance over 10 years



(£m)

TSR performance over 10 years



(£m)

Legend: FTSE 100, FTSE 350, FTSE 250, Rentokil Initial

Market capitalisation over 10 years



(£m)

Benchmark data
The Committee adopted a UK FTSE market benchmark, given that many of the largest UK companies are global. We considered how best to reflect our significant presence in North America and, notwithstanding the different pay practices and higher levels there, concluded that the broad-based FTSE was suitable given that many UK-based companies have operations in the US. In addition, our Executive Directors are based in the UK.

The Committee used the market data as a reference point for the overall sizing of the proposed packages given the significant change in the business and the associated demands upon our leadership as a consequence. Our framework remains unchanged; we aim to deliver the fixed element of remuneration around market median and provide the opportunity to achieve up to the upper quartile for outstanding performance. This ensures that remuneration is weighted to performance and is variable.

When we started the review in July 2023, the benchmark we used was companies within the FTSE 15 – 50, excluding financial services. Given the shareholder experience in the second half of 2023, we felt that it was appropriate to revise the market benchmark downwards accordingly. Therefore, we have adopted a lower market benchmark of the FTSE 21 – 50, excluding financial services. While the share price has been volatile, in the round, this peer group is felt to reflect our overall size and complexity, having regard to the increased revenue and increased scope of our international activities. We have consciously chosen not to include data from non-UK, particularly US, companies which would have increased the benchmark figures.

Shareholder engagement
We started our engagement with our top shareholders, which hold around 50% of our share capital, along with shareholder representative bodies/proxy agencies in October 2023. The quality of engagement and input has been extremely helpful. We are grateful for the time invested and the practical suggestions as to how we might structure an appropriate level of remuneration potential for the future. There was much consistency in the feedback, including:

- recognition of the capabilities of our management team and support to remunerate them competitively and in line with the market;
- a preference for any incremental opportunity to be balanced between fixed and performance-based variable pay, rather than just fixed pay, which we had initially contemplated;
- consideration of phasing any base salary increases; and
- to share the benchmark data we have used in formulating the proposal.

Shareholder experience
During the consultation process, following our Q3 trading update, there was an adverse reaction from the market. This reaction was disappointing as the overall business continues to perform well and has delivered strong profit and revenue in 2023. However, the Committee determined that the remuneration proposals need to reflect the impact of this change, which included the following:
- Revising downwards the market benchmark from the initial FTSE 15 – 50 excluding financial services, to the FTSE 21 – 50, excluding financial services; and
- Incorporating specific measures and targets related to the integration in North America and delivery of Organic Revenue Growth.

Proposed Policy
Taking into consideration the feedback received from shareholders, as well as the lower benchmark data, the proposed changes to the Policy are as follows:

Annual bonus
- Lift the maximum opportunity from the current, below-market level of 180% of base salary, to 225%.
- This uplift will be based on the achievement of targeted and measurable financial results. Furthermore, for 2024, the uplift in bonus opportunity will be fully aligned to the delivery of Organic Revenue Growth and integration synergy targets in our North American business.

Bonus deferral
- Increases from 40% to 50% of any bonus payable. The bonus will continue to be deferred into shares for a three-year period.
- This change increases the proportion of the package that will be delivered in the long-term.

Shareholding guidelines
- Increases for the CEO from 300% to 400% of salary and for the CFO from 200% to 300%.
- Post-cessation guidelines will continue to apply, which will normally require Executive Directors to hold shares for two years post-cessation.

The following elements will not be changed:

Base salary
- Base salaries will continue to be set taking into a range of factors including scope and responsibilities of the role and individual skills and experience (see page 150 for full details). For the 2024 review, effective 1 July 2024, we are proposing an increase in line with the broader employee population plus a market realignment of 7.5%.

Performance Share Plan (PSP)
- The PSP will remain at 375% of salary for the CEO and 300% of salary for the CFO.

Pension
- There are no changes proposed to pension and this will remain aligned with the wider workforce at 3% of base salary.

Rationale for changes
We understand that the external environment is not conducive to material pay opportunity increases and we have therefore been thoughtful as to how we can ensure that we have appropriate packages in place without being excessive.

As detailed above, we have listened carefully to the feedback received from our shareholders. We have actioned many of the changes proposed and believe that the proposal offers an approach that recognises the increased complexity following the Terminix acquisition, and ensures appropriate incentivisation of our Executive Directors. At the heart of our philosophy is a commitment to performance based variable pay.

The proposal for the CEO aligns the base salary with median, and delivers a target and maximum total remuneration package of between median and upper quartile. It also broadly maintains the percentage of long-term remuneration at c.81% as a result of the increase in bonus deferral, notwithstanding the increase in annual bonus opportunity. Our annual bonus will operate such that, for any annual bonus award, 50% would be converted to shares and held for a further three years. Currently, the annual bonus potential is 180% of base salary with a 40% deferral, i.e. a maximum of 72% of base salary is deferred. Increasing the annual bonus potential to 225% with a 50% deferral results in up to 112.5% of base salary being deferred.

The Terminix acquisition was completed in October 2022 and the Committee considered it appropriate to maintain the then current packages for the remainder of the three-year Policy, and is only seeking to reflect the transaction as part of the Policy renewal.

The salary increases will not take effect until 1 July 2024 in line with the Company's annual salary review. The Committee considers that this deferment equates to a phasing of the new package. For completeness, and consistent with our current process, the increased salary will apply for the 2024 bonus cycle.

In recognition of shareholder feedback the increased portion of the bonus opportunity for 2024 will be focused on the delivery of key North American integration targets, which include the delivery of integration synergies and driving Organic Revenue Growth rates.

We feel that setting the total opportunity above the median is appropriate for our CEO as it recognises his high level of experience, with more than 10 years in position, and the delivery of superior returns for all our stakeholders during his tenure.

Our CFO will also be adjusted and remunerated within the same structure and approach as the CEO. His base salary will be slightly below market median (95%) and his total remuneration package is benchmarked to deliver a median market opportunity, to reflect his level of experience in the role.

Response to cost-of-living challenges
In 2023, the challenges around the impact of the cost-of-living globally continued and we have remained committed to paying our colleagues fairly, with particular focus on the impact that higher inflation has had on our more junior and frontline colleagues. We continued a number of the successful initiatives that we had introduced in 2022 into 2023, which included:
- giving a cost-of-living bonus to colleagues who are not eligible to participate in a performance or other bonus plan;
- giving higher increases to frontline colleagues compared to senior leaders and management teams, for example, the typical pay increase for frontline colleagues in the UK was double the typical salary increase for management and senior leaders in 2023;
- giving frontline colleagues the opportunity to flex their work hours and, based on colleague feedback, offering them the opportunity to increase their contractual hours, and accordingly their pay;
- supporting colleagues to help them maximise their incentive opportunity;
- increasing meal voucher benefits to support colleagues with the rising costs of food inflation; and
- providing support to colleagues to help them develop their own strategies to manage the cost of living challenge. For example, by providing access to a range of financial tools and calculators through our benefit platform in the UK and partnering with HSBC to deliver financial education webinars.

Wider workforce engagement
The Committee has continued to engage with the wider workforce to enable understanding of the broader remuneration and related policies, and their impact. We continue to believe in and embed practices that enable all Board members to engage in this agenda. Engaging with the wider workforce and understanding their views was already a practice that the Board had undertaken for many years prior to the introduction of these requirements by the FRC UK Corporate Governance Code (Code), through initiatives such as Employer of Choice (see page 16 and pages 69 and 70 for more information).

Key decisions in 2023
Context of business performance
Performance in 2023 demonstrated the continued core strength of our businesses, growing revenue, profit, and cash despite the challenges to the economy globally. Of note is that Adjusted Operating Profit and Revenue at CER grew by 57.0% and 45.8% respectively. We have also continued to deliver against our ESG goals (see page 15 for further information) and our Employer of Choice goals (see page 16 for further information). In fact our strength in attracting, developing and retaining our frontline colleagues has continued to improve in 2023, with retention up across both Service and Sales colleague groups and our Your Voice Counts employee survey remaining stable. This strong performance is reflected in the incentive payments to our frontline colleagues, management, and Executive Directors, reinforcing our strong link between performance and reward.

Directors' Remuneration Report
continued

Shareholder experience
Our share price reduced considerably following the Q3 trading update, which meant that our shares ended the year down from the start of the year. Our Executive Directors are strongly aligned with shareholders, and therefore impacted, in that they hold significant levels of stock themselves.

As at 31 December 2023, the CEO's shareholding greatly exceeded the required level and the CFO has also met the requirement when all qualifying shares are taken into account, and c.76% of the requirement with shares held outright.

	Shareholding requirement	Shareholding as a % of salary for shares held outright	Total shareholding as a % of salary including qualifying PSP and DBP shares net of tax
Andy Ransom	300%	584%	1,867%
Stuart Ingall-Tombs	200%	152%	262%

We have carefully considered shareholder experience when reviewing the outcomes of the annual bonus and PSP vesting level, particularly with respect to whether any downward discretion should be exercised by the Committee. On balance, we feel that the formulaic outcomes take account of the generally good financial performance with a disappointing fall in the share price and ensures the Executive Directors are rewarded for the many strong aspects of performance in 2023.

We have taken into consideration that the largest element of variable incentive, the PSP, directly reflects shareholder experience as the share price performance has impacted the estimated vesting of the 2021 PSP. The total shareholder return (TSR) element is currently below threshold and this element is expected to lapse. This represents half of the award.

The Committee felt that the company element of the annual bonus, was the appropriate vehicle to reward the Executive Directors for delivering good financial results in a challenging year.

In addition, both the CEO and CFO were awarded a PDR rating of 3 to reflect delivery of strong financial results and broad based delivery across all of their goals balanced and also acknowledges the accountability for the shareholder experience.

Salary review
The CEO's salary was increased by 3% to £928,288 and the CFO's salary was increased to £566,500 as part of the salary review in July 2023. The increase was below the typical increases received by the wider workforce in the UK of 6% and below the median increase for FTSE 100 CEOs of 4%.

Annual bonus outcome
The annual bonus for Executive Directors rewards both Company and personal performance. The Company element is designed to reward sustainable profit growth and Adjusted Free Cash Flow to align the Executive Directors' incentives with the Group strategy. As with all incentives across the business, the targets set continue to be suitably stretching.

The Company element of the scheme for Executives Directors operates in the same way for all managers, a population of more than 2,000 colleagues, the only difference being that some targets are aligned to their specific business area rather than being based on overall Group performance. How the scheme operates and the performance outcomes at Group level are described below.

- **Company performance** – There are two performance gateways which are based on profit and cash generation, both of which were achieved. The level of bonus payable is determined by two key metrics: Adjusted Operating Profit and Revenue performance. Performance was assessed against the targets and, in addition, careful consideration was given to the quality of earnings in context of the 2023 results and stakeholder experience. Following these assessments, it was determined that the outcome achieved for Company performance in accordance with the formula was appropriate for the revenue measure, achieving 54.5% of maximum and 66.4% of maximum for Adjusted Operating Profit.

- **Personal performance** – The Executive Directors are assessed on their personal performance with the potential of up to 30% of salary based on these objectives, which are measured through the Company's performance and development review process. The Committee has given careful consideration to the Executive Directors' performance ratings and their overall bonus outcomes. The Committee recognises that this has been a particularly demanding year with the work related to the integration of Terminix, as well as the need to continue driving financial and business results across the rest of the Group. However, we are also mindful of shareholder experience and with this in mind the CEO, Andy Ransom, was awarded a performance rating of 3, giving a bonus of 15% of salary. The CFO, Stuart Ingall-Tombs, was also awarded a performance rating of 3, giving a bonus of 15% of salary. These assessments are set out on page 142 of the report and demonstrate the strong performance both executives have delivered in 2023.

- **Total bonus outcome** – The table below shows the total outcome as a percentage of base salary. See pages 141 and 142 for a breakdown of the targets and calculation as well as details of the personal performance review.

	Company performance	Personal performance	Total bonus outcome
Threshold	15%	0%	15%
Target	75%	15%	90%
Maximum	150%	30%	180%
Andy Ransom	90.7%	15.0%	105.7%
Stuart Ingall-Tombs	90.7%	15.0%	105.7%

Performance Share Plan (PSP) vesting
2020 PSP
During 2023, the PSP award granted in 2020 came to the end of its three-year performance period. The vesting level of the award was dependent on six performance conditions:
- 60% – relative TSR;
- 20% other financial measures – Organic Revenue Growth and Adjusted Free Cash Flow Conversion; and
- 20% – strategic/ESG measures – Sales and Service colleague retention, customer satisfaction, and vehicle fuel intensity.

TSR was measured over a three-year period ending 7 September 2023 and all other measures over a three-year period to 31 December 2022.

The vesting level of 64.6% was higher than the estimates included in the 2022 Annual Report due to the share price improvements resulting in the TSR element vesting. The Committee reviewed the vesting level based on the achievement against targets, to ensure that the outcome was a true reflection of the wider business performance and determined that it was. This scheme operates identically for our colleagues across the Group.

2021 PSP
The 2021 PSP is due to vest on 23 March 2024 and performance will be measured against six performance conditions:
- 50% – relative TSR;
- 30% other financial measures – Organic Revenue Growth and Adjusted Free Cash Flow Conversion; and
- 20% – strategic/ESG measures – Sales and Service colleague retention, customer satisfaction, and vehicle fuel intensity.

TSR is measured over a three-year period ending 22 March 2024 and all other measures over a three-year period to 31 December 2023.

Based on estimates to 29 February 2024, the TSR element is not expected to vest and the vesting level of the award is expected to be 48.7%. See page 144 for a breakdown.

While the lack of vesting on the TSR element is clearly disappointing it does align with the shareholder experience in 2023. The other half of the award, which covers internal financial and non financial measures, performed well. In addition, the Committee carefully considered the outcomes of the additional financial and strategic measures in the PSP to ensure that these had not been inadvertently made easier by inflationary increases or other impacts outside of management control. On this basis, the Committee concluded that the level of vesting was appropriate.

The Committee also reviewed the potential for any windfall gains and determined that there was none.

PSP grants

In March 2023, the Committee awarded the Executive Directors' PSP awards at the Policy levels, with the CEO receiving an award of 375% of salary and the CFO receiving an award of 300%. The performance conditions are as follows:

• TSR – weighting 50%;

• Organic Revenue Growth – weighting 15%;

• Adjusted Free Cash Flow Conversion – weighting 15%; and

• Strategic/ESG measures (Sales and Service colleague retention, customer satisfaction, and vehicle fuel intensity) – weighting 20%.

We expect the 2024 PSP awards for the CEO and CFO, which are planned for March 2024, to be made on the same basis, with the exception that the TSR comparator group will be updated from the FTSE 350 to the FTSE 100 and will continue to exclude financial services, property, and primary resources sectors.

Given that the repositioning of the salaries, due to take effect on 1 July 2024, and that the PSP award is expected to be granted before then, it is envisaged that the Policy levels will be achieved through an initial grant in March 2024 and a top up grant in September 2024.

Use of discretion

The Remuneration Committee has exercised its discretion on executive remuneration outcomes on a consistent basis over the last few years, in order to ensure any outturn is aligned with performance. The table below shows the Committee's use of discretion over the past five years.

Year	Applied to	Discretion applied
2019	PSP awarded in 2017	EPS targets were increased from 9% to 9.6% at threshold and 15% to 16.1% at maximum due to material M&A activity.
2020	No discretion was applied	
2021	No discretion was applied	
2022	No discretion was applied	
2023	In-flight PSP awards	The in-flight PSP awards were amended to ensure that the targets remain as originally intended and have not become inadvertently easier or harder as a result of the Terminix acquisition. See page 143 for further details.

Strategic alignment of pay

Ensuring that our remuneration supports the delivery of the strategy is important to the Committee and this is achieved through aligning the measures used in our incentive schemes with our key strategic priorities. The Committee also ensures that the right behaviours and actions are driven from the top of the organisation by ensuring that focus is balanced across both financial and non-financial outcomes, for example the inclusion of colleague, customer and health, safety, and environment metrics in both the personal element of the annual bonus and the PSP. The Committee also takes into consideration the wider business performance when reviewing formulaic outcomes of metrics across all incentives.

Policy implementation

Taking into consideration all the different elements of the Policy, the Committee is comfortable that it operated as intended in terms of Company performance and the quantum payable to the Executive Directors during 2023.

Looking forward to 2024

Base salary

At the same time as the Policy review, and in consultation with shareholders, the Committee reviewed the base salaries of the CEO and CFO, due to the significant growth in size and complexity of the Group following the Terminix acquisition in October 2022.

The review took into consideration the impact of the changes to the business on the scope of the role (see page 131), how the CEO's and CFO's skills and experience had developed since the last review in 2020 and appropriate benchmarks (see page 154).

The CEO's base salary will increase to £1,040,000 and the CFO's base salary will increase to £635,000, which represents a 12% increase in total i.e. 4.5% in line with expected 2024 increases for management levels in the UK, which are expected to be lower than the wider workforce, plus a 7.5% adjustment to align with the market.

The proposed increases enable us to reward our Executive Directors appropriately and differentiate for their skills and experience, with the CEO proposed at median and the CFO at 95% of the median. We will again review the base salary levels relative to the appropriate benchmark in 2025.

Further phasing of the increases was considered by the Committee. However given that the change in the scope of their roles occurred in October 2022 and the salary increase will not be recognised until July 2024, we have concluded that sufficient phasing had already been achieved.

In conclusion

Finally, I would like to thank our shareholders for their continued support of our Policy, and its application and to our colleagues for delivering another strong set of results in 2023, despite the continuing economic challenges.

I hope that our proposed Policy demonstrates our continued commitment to being thoughtful when making pay decisions and reflects shareholder feedback. We very much hope that these proposals are seen to be consistent with our track record of appropriate and stretching remuneration. As such, I hope that we can count on your support with the Policy vote at the AGM.

I welcome any comments you may have ahead of this.

Cathy Turner
Chair of the Remuneration Committee
7 March 2024

Remuneration at a glance

Components: ● **Fixed Pay – base salary, benefits, pension**　● **Bonus**　● **Performance Share Plan (PSP)**　● Unearned

Our performance

Revenue Growth (at CER)	Adjusted Operating Profit (at CER)	Total Shareholder Return (three-year)	Adjusted Free Cash Flow Conversion	Organic Revenue Growth
+45.8%	**+57.0%**	**-14.5%**	**97%**	**+3.9%**
2023	2023	Estimate to 28 February 2024 (PSP performance period ends 22 March 2024)	1 January 2021 to 31 December 2023	Cumulative average 1 January 2021 to 31 December 2023
2022: +19.1%	2022: +22.7%			
2021: +9.3%	2021: +20.0%			

Breakdown of Executive Directors' total remuneration

The table shows a comparison of the CEO's and CFO's total remuneration for 2023 and 2022 and shows the potential maximum that was unearned.

£'000							
	Fixed pay			Variable pay			
	●	●	●	●	●		●
	Base salary	Benefits	Pension	Bonus	PSP	Total	Unearned
Andy Ransom Chief Executive							
2023	**914.8**	**19.1**	**27.4**	**981.0**	**1,397.6**	**3,339.9**	
2022	888.1	19.3	191.3	1,599.9	1,625.7	4,324.4	
Stuart Ingall-Tombs Chief Financial Officer							
2023	**558.3**	**16.8**	**14.7**	**598.6**	**485.3**	**1,673.7**	
2022	550.0	16.8	14.4	976.4	743.2	2,300.7	

Fixed pay

Base pay
Policy summary – Increases are normally broadly in line with those awarded to the wider workforce. Adjustments to this may be made where the Remuneration Committee deems it appropriate.

2023 implementation – The base salaries were reviewed as part of the July 2023 salary review. The increase of 3% was below the typical increases received by the wider workforce in the UK of 6% and below the median increase for FTSE 100 CEOs.

Andy Ransom Chief Executive	Stuart Ingall-Tombs Chief Financial Officer	Wider workforce (UK) increases
2023 **£928,288**	2023 **£566,500**	Frontline **6%**
2022 **£901,250**	2022 **£550,000**	Other colleagues and managers **3%**
3% increase	**3%** increase	Senior managers **3%**
		ELT **3%**

Benefits
Policy summary – The Company pays the cost of providing the benefits on a monthly, annual, or one-off basis. Benefits are determined taking into account market practice, the level and type of benefits provided throughout the Group, and individual circumstances. All benefits are non-pensionable.

Benefits provided during 2023
• Car allowance
• Life assurance
• Family healthcare insurance
• Permanent health insurance

Pension
Policy summary – Executive Directors may contribute to a defined contribution arrangement or receive a cash supplement in lieu of pension. Contributions are in line with the wider UK workforce, which is currently 3% of salary.

2023 implementation – The CEO and CFO contributions are in line with the wider workforce.

Pension contribution during 2023

Andy Ransom Chief Executive	**Stuart Ingall-Tombs** Chief Financial Officer	**Wider workforce** (UK)
3%	**3%**	**3%**

Bonus

Policy summary – Bonus opportunity of 180% of base annual salary, with a maximum opportunity of 150% for Company performance and 30% for personal performance, which operate independently.

Deferral of 40% of bonus into shares, with a minimum three-year holding period.

Andy Ransom
Chief Executive

Stuart Ingall-Tombs
Chief Financial Officer

Company performance
90.7% / £841,725

Company performance
90.7% / £513,674

Personal performance
15% / £139,243

Personal performance
15% / £84,975

2023 outcome
105.7% / £980,968

2023 outcome
105.7% / £598,649

2023 implementation – The Committee reviewed the targets set at the beginning of the year and determined they remained suitably stretching in the context of the wider business performance and that the outcomes were aligned with stakeholder experience when viewed in conjunction with the 2021 PSP outcome.

Find out more on pages **141** and **142**

Bonus targets and outcomes

	Threshold	On target	Maximum
Adjusted Operating Profit (50% of bonus)	838.2		926.4
		896.8	

	Threshold	On target	Maximum
Revenue (50% of bonus)	5,354.5		5,462.6
		5,413.6	

	Threshold	On target	Maximum
% of maximum bonus opportunity achieved	10%		100%

Adjusted Operating Profit	66.4%
Revenue	54.5%
Total	60.4%

Performance Share Plan

Policy summary – Maximum award levels as a percentage of base salary are 375% for the CEO and 300% for the CFO.

No more than 20% of the award will vest for meeting threshold levels of performance and 100% of the award will vest if maximum performance is achieved. There is a two-year holding period.

Dividend equivalents may accrue between grant and vest date.

2023 implementation – The Committee granted the CEO and CFO awards in line with the Policy maximum in 2023 as per the approach agreed with shareholders during consultation on the 2021 Policy renewal.

Find out more on pages **144** and **145**

Andy Ransom Chief Executive

Policy maximum	**375%**
2023 grant	**375%**
2022 grant	**375%**

Stuart Ingall-Tombs Chief Financial Officer

Policy maximum	**300%**
2023 grant	**300%**
2022 grant	**300%**

Performance measures
Awards are subject to the achievement of financial and strategic/ESG targets, with specific measures and weightings set by the Remuneration Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% will relate to financial (including TSR) measures.

2023 implementation – The pie chart shows the performance measures for the 2023 grant.

Find out more on page **144**



A. 50% relative total shareholder return

B. 15% Organic Revenue Growth

C. 15% Adjusted Free Cash Flow Conversion

D. 20% strategic/ESG measures (colleague retention, customer satisfaction, and vehicle fuel intensity).

Performance Share Plan 2021-2024 vesting
The bar chart compares the estimated value of the 2021 PSP and value of the 2020 PSP included in the 2023 and 2022 single figures and shows how share price growth has influenced the value of the award.

PSP value (£'000)

Andy Ransom Chief Executive

2023	**1,397.6**
2022	**1,625.7**

	PSP 2021-2024	
	Weighting	Estimated vesting level
TSR	50%	0%
Organic Revenue Growth	15%	13.7%
Adjusted Free Cash Flow Conversion	15%	15.0%
Sales and Service colleague retention	6.7%	6.7%
Customer Voice Counts	6.7%	6.7%
Vehicle fuel intensity reduction	6.7%	6.7%
Total estimated vesting		**48.7%**

Directors' Annual Remuneration Report – Introduction

Introduction

The Annual Remuneration Report has been split into four sections for ease of reference. This introductory section provides an overview of the Remuneration Committee and their activities during the year. The second section, from page 140, provides an explanation of how the current Directors' Remuneration Policy was implemented in the year ended 31 December 2023 and shows the alignment between the Company's strategy, remuneration framework, and performance, as well as the payments made to Directors during this period. The third section, from page 150, provides an overview of how the new Directors' Remuneration Policy will be applied in 2024. The final section includes details of the proposed changes to the Policy and proposed Policy that will be put to shareholder vote at the 2024 AGM.

Remuneration Committee responsibilities

The Remuneration Committee's main responsibilities are developing and setting the Directors' Remuneration Policy and overseeing its application. It determines and agrees the policy with the Board and approves individual remuneration arrangements for the Chairman, Executive Directors, members of the Executive Leadership Team (ELT), and the Company Secretary. It reviews executive performance and strives to ensure that remuneration structures align the interests of management with those of shareholders and operate in the long-term best interests of the Company.

The Remuneration Committee oversees contractual terms on termination affecting Executive Directors, members of the ELT, and the Company Secretary, and seeks to ensure that any payments made are both fair to the individual and to the Company, that failure is not rewarded and that the duty to mitigate loss is fully recognised. The Remuneration Committee also oversees the Company's incentive schemes, including the operation and effectiveness of performance measures and targets in both the annual bonus plan and the PSP. It also lends oversight to major changes in colleague remuneration across the Group.

Membership and attendance

The Remuneration Committee members in 2023 were:
• Cathy Turner (Chair)
• David Frear
• Sarosh Mistry
• Julie Southern (stepped down 10 May 2023)
• Linda Yueh

There were five Remuneration Committee meetings held in 2023, which is an increase on the number of meetings held in 2022 and was due to the additional requirements of the Policy review. Details of the members of the Remuneration Committee and their attendance during the year can be found on page 98. The Group HR Director, the Group General Counsel, the Company Secretary (who acts as secretary to the Remuneration Committee), and the Group Head of Reward also attend Remuneration Committee meetings.

The Group HR Director has direct access to the Chair of the Remuneration Committee and, together with the Group Head of Reward, advises the Remuneration Committee on remuneration matters relating to Executive Directors and members of the ELT. The Company Chairman also attends meetings and makes recommendations in relation to the remuneration and incentive arrangements for the Chief Executive. The Chief Executive attends meetings and makes recommendations in respect of remuneration arrangements for his direct reports. No Executive Director or member of the ELT is present when their own remuneration is under consideration.

The Remuneration Committee members have a broad and diverse set of skills and knowledge that, when combined, bring the necessary level of experience and know-how to ensure that remuneration matters are dealt with in a balanced, independent, and informed manner. No member of the Remuneration Committee has any personal financial interest in the matters to be decided by the Remuneration Committee, other than as a shareholder.

No member of the Remuneration Committee has any conflict of interest in carrying out their role on the Remuneration Committee arising from other directorships, nor does any member participate in any of the Company's incentive or pension arrangements or have any involvement in the day-to-day running of the Company.

In order to avoid any conflict of interest, remuneration is managed through well-defined processes, ensuring no individual is involved in the decision-making process related to their own remuneration.

The Remuneration Committee also receives support from external advisors and evaluates the support provided by those advisors annually to ensure that advice is independent, appropriate, and cost-effective.

Remuneration Committee effectiveness

The effectiveness of the Remuneration Committee was considered as part of the external Board effectiveness review undertaken in 2023 by Chris Saul of Christopher Saul Associates, with the output considered and follow-up actions agreed by the Remuneration Committee. The review concluded that the Remuneration Committee continues to operate effectively.

In 2024, the Remuneration Committee will continue to focus on the renewal and approval of the Directors' Remuneration Policy at the Company's AGM in May 2024 and the ongoing integration of the Terminix acquisition, ensuring the right remuneration packages are in place to attract, motivate and retain talent. The Committee will also maintain its oversight of colleague reward given current macroeconomic challenges. Full details of the Board evaluation review, including its outcomes and actions, are disclosed on pages 112 and 113.

External advisors

Material advice and/or services were provided to the Remuneration Committee during the year by FIT Remuneration Consultants LLP (FIT), which is retained to provide independent advice on executive remuneration matters and on the Company's long-term incentive arrangements. FIT was appointed on 6 November 2018 by the Remuneration Committee following a review of its advisors. FIT is a member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting in the UK. Fees charged during the year for advice to the Remuneration Committee by FIT were £102,130 and were accrued on a time and materials basis. FIT does not have any connection with the Company or any Director that may impair their independence, and the Remuneration Committee is satisfied that the advice it receives is independent and objective.

AGM voting outcomes

The outcome of the advisory vote in respect of the Directors' Remuneration Report at the 2023 AGM and the vote on the Directors' Remuneration Policy at the 2021 AGM are shown in the tables below.

Remuneration Report voting results (2023 AGM)	
Votes for	2,083,701,500
Percentage for	98.71%
Votes against	27,209,596
Percentage against	1.29%
Total votes cast	2,110,911,096
Votes withheld (abstentions)	6,565,719

Remuneration Policy voting results (2021 AGM)	
Votes for	1,117,630,721
Percentage for	77.39%
Votes against	326,479,806
Percentage against	22.61%
Total votes cast	1,444,110,527
Votes withheld (abstentions)	8,866,324

A vote 'for' includes those votes giving the Chair discretion. A vote 'withheld' is not classed as a vote in law and is not counted in the calculation of the proportion of votes cast for or against a resolution.

Activities of the Remuneration Committee

In 2023, the Remuneration Committee considered the following key areas:

Matters considered	Discussion and outcome	Find out more
Executive remuneration		
Executive Director remuneration	The Remuneration Committee considered and approved base salaries for 2023, bonus outcomes for 2022, bonus structure for 2023 and the 2023 PSP awards and targets for the Executive Directors, taking into consideration the wider workforce.	See pages 140 to 145 for more information
ELT and Company Secretary remuneration	The Remuneration Committee considered and approved base salaries for 2023, bonus outcomes for 2022, bonus structure for 2023, and the 2023 PSP awards and targets for the members of the ELT and the Company Secretary, taking into consideration the wider workforce remuneration.	–
2020 Performance Share Plan (PSP) vest	The Remuneration Committee approved the vesting of the 2020 PSP awards as a result of the performance measures being met at 64.6% of maximum.	–
2023 PSP award	The Remuneration Committee approved the PSP grant in March 2023 and its performance conditions, and subsequently noted a summary of the grants made under the PSP.	See pages 144 and 145 for more information
PSP measures	The Remuneration Committee monitored the performance status of the outstanding awards under the PSP.	–
2024 annual bonus	The Remuneration Committee reviewed the overall structure of the 2024 annual bonus plan for Executive Directors, ELT members and the Company Secretary.	See pages 150 and 151 for more information
Malus and clawback	The Remuneration Committee considered matters in relation to the compensation recoupment policy as required under new SEC rules, including the adoption of the new policy.	–
ELT appointments and terminations	During 2023, the Remuneration Committee approved the remuneration for the appointment of the new CEO of North America and the exit of the prior incumbent.	–
2024 Directors' Remuneration Policy	The Remuneration Committee engaged with shareholders on the renewal of the Directors' Remuneration Policy and considered the feedback received.	See pages 152 to 161 for more information
Governance and oversight		
Share dilution limits	The Remuneration Committee noted the impact of the Company's executive share plans on share dilution limits.	–
Terms of reference	The Remuneration Committee undertook its annual review of its terms of reference.	These are available on our website
Performance review	The Remuneration Committee undertook its annual review of the effectiveness of the Committee.	See Committee effectiveness on page 113
Corporate governance and proxy voting guidelines	The Remuneration Committee received an update during 2023 on changes in corporate governance and proxy voting guidelines.	–
Gender Pay Report	The Remuneration Committee considered and recommended the 2022 Gender Pay Report for approval by the Board in February, which was published in March 2023.	Read about diversity on page 69. Our reports are available on our website
Directors' Remuneration Report	The Remuneration Committee reviewed and approved the Directors' Remuneration Report to be included in our 2022 Annual Report.	Available on our website
Annual planner	The Remuneration Committee considered the annual planner for 2024.	–

The Chair of the Remuneration Committee presents a summary of material matters discussed at each meeting to the following Board meeting and minutes of the Remuneration Committee meetings are circulated to all Directors subject to suitable redaction. The Remuneration Committee reports to shareholders annually in this report and the Chair of the Remuneration Committee attends the AGM to address any questions arising.

Directors' Annual Remuneration Report – 2023

Directors' remuneration in the year to 31 December 2023

Single total figure for the remuneration of Executive Directors
The table below has been audited.

| | | Fixed pay | | | | Variable pay | | | | Value of total attributed to share price growth £'000 | % of total attributed to share price growth |
	Year	Base Salary £'000	Benefits £'000	Pension £'000	Total fixed pay £'000	Bonus £'000	PSP £'000	Total variable pay £'000	Total £'000		
Andy Ransom,	**2023**	**914.8**	**19.1**	**27.4**	**961.4**	**981.0**	**1,397.6**	**2,378.6**	**3,339.9**	**(44.2)**	**−3.2%**
Chief Executive	2022	888.1	19.3	191.3	1,098.8	1,599.9	1,625.7	3,225.7	4,324.4	162.3	10.0%
Stuart Ingall-Tombs,	**2023**	**558.3**	**16.8**	**14.7**	**589.8**	**598.6**	**485.3**	**1,083.9**	**1,673.7**	**(5.3)**	**−4.5%**
Chief Financial Officer	2022	550.0	16.8	14.4	581.1	976.4	743.2	1,719.6	2,300.7	74.2	10.0%

Notes to the table

The notes below have been audited.

Base salary
• Base salary earned from 1 January to 31 December for each year.

Benefits
• Executive Directors are provided with family health insurance, health screening, life assurance, permanent health insurance, and a car allowance.
• The value of the taxable benefit and includes the P11D value for health insurance and the gross cash car allowance. There were no other taxable benefits paid to Executive Directors in 2022 or 2023.

Pension
• Andy Ransom received a pension contribution, in the form of a cash supplement, worth 21.5% of salary in 2022 due to the cash amount being fixed in absolute terms and was reduced to 3% of base salary from January 2023 in line with the UK wider workforce.
• Stuart Ingall-Tombs received a pension contribution, in the form of a cash supplement, worth 3% of base salary in line with the UK wider workforce.
• Neither Andy Ransom or Stuart Ingall-Tombs, contributed to a Company pension scheme and do not have any prospective benefits under a Company defined benefit scheme.

Bonus
• In both years, 40% of the individuals bonus entitlement was awarded as deferred shares. These awards are subject to a three-year holding period, but are not subject to performance or service conditions.
• For 2023, Andy Ransom received 105.7% of salary and Stuart Ingall-Tombs received 105.7% of salary. See pages 141 and 142 for details of the 2023 bonus calculation.

PSP
• The 2023 single total figure includes the 2021 PSP, which is due to vest in March and May 2024. The value of the 2021 PSP at vest has been estimated based on the average of the Company's share price over the last financial quarter of 2023, giving a price of 473.2p, and the anticipated performance outcomes, giving a vesting level of 48.7%. See page 144 for details.
• The actual value of the 2021 PSP will be confirmed next year once the final performance outcome, the share price at the date of vesting, and the impact of dividend accrual are known.
• The 2020 PSP estimate included in the 2022 single figure has been restated. The award vested at 64.6%, which was above the estimate of 37.3%, due to an improvement in the Company's TSR performance. The value has been restated to reflect the actual vesting level, actual share price at the date of vesting on 8 September 2023 of 589.0p, and the impact of dividend accrual. This has increased the value of the PSP outcome.

Value attributed to share price changes
• The PSP value included in the 2023 single figure is comprised of two awards in March and May 2021. The March grant had a share price decline of 21.2p per share (estimated share price at vest of 473.2p less share price at grant of 494.4p), which is −4.5% of the PSP value. The May grant had a share price increase of 4.7p per share (estimated share price of 473.2p less share price at grant of 468.5p), which is a 1% of the PSP value.
• The PSP value included in the 2022 single figure has a share price increase of 58.8p per share attributed to it (share price at vest of 589.0p less share price at grant of 530.2p), which is 10% of the PSP value.

	Single figure	Share price on grant	Estimated share price at vest	Share price change
March 2021 award	2023	494.4p	473.2p	-21.2p
May 2021 award	2023	468.5p	473.2p	4.7p
September 2020 award	2022	530.2p	589.0p	58.8p

• The table below summarises the value of the PSP value of the 2021 and 2020 PSP vests split between value attributed to performance and value attributed to share price change for the Executive Directors (see page 144 for further information).

	Date of award	Value attributed to performance £'000	Value attributed to share price change £'000	Total value of shares vesting £'000
Andy Ransom,	23/03/2021	1,109.1	-47.6	1,061.5
Chief Executive	18/05/2021	332.7	3.3	336.1
	2021 total	1,441.8	-44.2	1,397.6
	08/09/2020	1,463.4	162.3	1,625.7
Stuart Ingall-Tombs,	23/03/2021	507.0	-21.7	485.3
Chief Financial Officer	08/09/2020	669.0	74.2	743.2

• The Remuneration Committee has not exercised discretion as a result of this share price appreciation or depreciation for either award.

The total emoluments and option gains are disclosed on page 144.

Annual bonus 2023

This section has been audited.

The annual bonus plan comprises three parts: gateway measures, Company performance, and personal performance. This means that bonuses earned reflect the performance of the constituent businesses which make up the overall Group performance, as well as achievement against specific personal objectives. The gateway measures and Company performance are measured against financial targets. The Executive Directors had a maximum bonus opportunity of 150% of salary if the Company financial targets are achieved in full and an opportunity to earn up to 30% based on personal performance, which is measured through the Group's performance and development review process.

In total, the maximum bonus opportunity is up to 180% of salary.

2023 Annual bonus outcome

The Remuneration Committee reviewed the 2023 bonus plan outcome for the Group's senior management population based on the targets set at the start of the financial year. The focus of the bonus was on rewarding sustainable profitable growth and delivery of Adjusted Free Cash Flow in order to align Executive Directors' incentives with the Group's strategy. For 2023, Executive Directors had the opportunity to earn up to 180% of salary and 40% of any bonus earned will be deferred into shares for three years.

Gateways
Structure
95% of the Profit target and an Adjusted Free Cash Flow gateway have to be reached at Group level before the financial performance element of the bonus can be paid.

Targets and results
The table below shows the targets that were set for each gateway measure and the result.

	Target £'000	Result £'000
Profit Gateway	838.2	896.8
Adjusted Free Cash Flow Gateway	350	500

Outcome
Both gateways were achieved.

Company performance
Structure
If both the gateways are achieved, then Executive Directors can earn up to 150% of salary based on targets equally split between revenue and profit. The results are calculated on the same basis as the targets were set.

Targets and results
The table below shows the targets that were set and how the threshold and maximum relate to the on-target level. It also includes the percentage of the maximum bonus that can be achieved for each target level and the percentage of salary payable. Finally, the table includes the results for each of these elements.

Revenue

	Threshold £'000	On-target £'000	Maximum £'000	Result £'000
Targets	5,354.5	5,408.6	5,462.6	5,413.6
Targets as % of on-target	99%	100%	101%	100.1%
% of maximum opportunity achieved	10%	50%	100%	54.5%
% of base salary payable	7.5%	37.5%	75.0%	40.9%

Adjusted Operating Profit

	Threshold £'000	Target £'000	Maximum £'000	Result £'000
Targets	838.2	882.3	926.4	896.8
Targets as % of on-target	95%	100%	105%	101.6%
% of maximum opportunity achieved	10%	50%	100%	66.4%
% of base salary payable	7.5%	37.5%	75%	49.8%

Outcome – company performance
The table below brings together the bonus outcomes for Revenue and Adjusted Operating Profit to give the total bonus payable as a percentage of the maximum opportunity and as a percentage of base salary.

	Revenue	Adjusted Operating Profit	Bonus outcome
% of maximum opportunity achieved	54.5%	66.4%	60.4%
% of base salary payable	40.9%	49.8%	90.7%

The table below shows the bonus payable to the Chief Executive and Chief Financial Officer.

	Bonus outcome as a % of base salary	Result £'000
Andy Ransom	90.7%	841,725
Stuart Ingall-Tombs	90.7%	513,674

Personal performance
Structure
The Executive Directors can earn up to 30% of base salary based on their personal performance against objectives measured through the Company's performance and development review (PDR) process and objectives typically include areas such as people, customers, safety, systems, governance and control, and key strategic projects.

Targets
The table below shows the rating scale used in the PDR and the bonus opportunity as a percentage of base salary for each rating.

Performance rating and definition	Meaning of definition	Bonus opportunity as a % of base salary
1: Below standards required	Has not delivered against performance criteria	0%
2: Development required	Has met some but not all performance criteria	0%
3: Good performer	Meets all performance criteria	15%
4: Exceeds expectations	Meets and exceeds expectations against most aspects	22.5%
5: Outstanding	Outstanding achievement against all criteria	30%

Results and outcome

The assessment of the performance ratings, by the Chairman for the Chief Executive and by the Chief Executive for the Chief Financial Officer, took into account their key achievements during 2023. The table below shows the PDR rating awarded and the bonus outcome for the personal element.

	PDR rating	Bonus outcome as % of salary	Bonus outcome £'000
Andy Ransom	3	15%	139,243
Stuart Ingall-Tombs	3	15%	84,975

See the table on the next page for details of the key achievements for the Chief Executive and Chief Financial Officer which were used to determine their performance rating.

Directors' Annual Remuneration Report – 2023
continued

The table details the key achievements for the Chief Executive and Chief Financial Officer which were used to determine their performance rating.

Strategic objectives	Andy Ransom, Chief Executive	Stuart Ingall-Tombs, Chief Financial Officer
Employer of Choice	• Continued world-class performance in LTA 0.31 and WDL 7.05, recognised externally with RoSPA Gold Award. • Increased global colleague retention by 4.74% to 84.2%, and service technician retention by 5.7% to 83.3%. • Strong engagement and enablement scores, particular strength in H&S, DE&I and "My Manager" questions.	• Further progress made in building Finance talent with selection of the North America team creating greater capability and experience • Succession for key global financial roles strengthened through external hires and internal development.
Customer	• Stable customer retention at 82.3% with Customer Voice Counts survey (NPS) improving strongly at 50.8.	• Stable customer retention at 82.3% with Customer Voice Counts survey (NPS) improving strongly at 50.8.
Revenue	• Delivered increase in Revenue ahead of plan at +45.8% over previous year. • Delivered 4.9% organic growth and 60.6% revenue growth in Pest Control, of which 4.5% was organic. • Innovation leveraged to drive revenue growth, including PestConnect with +23% increase in installations YoY.	• Delivered increase in Revenue ahead of plan at +45.8% over previous year. • Delivered 4.9% organic growth and 60.6% revenue growth in Pest Control, of which 4.5% was organic.
Adjusted Operating Profit	• Delivered a strong increase of 57% over previous year and ahead of plan. • 120bps improvement in Adjusted Operating Margin over prior year to 16.6%. • Strong progress in delivering pricing increases.	• Delivered a strong increase of 57% over previous year and ahead of plan. • 120bps improvement in Adjusted Operating Margin over prior year to 16.6%. • Strong progress in delivering pricing increases.
Cash and liquidity	• Delivered Strong Adjusted Free Cash Flow Conversion of 89.4%.	• Delivered Strong Adjusted Free Cash Flow Conversion of 89.4%. • Delivered reduction in Net Debt to EBITDA from 3.2x to 2.6x. • Achieved a BBB rating with a stable outlook with S&P and Fitch.
M&A	• Delivery of $69m synergies from the Terminix acquisition ahead of the target of $60m. • 41 acquisitions completed in 2023 with annualised revenues of c.£106m.	• Delivery of $69m synergies from the Terminix acquisition ahead of the target of $60m. • 41 acquisitions completed in 2023 with annualised revenues of c.£106m.
Earnings and returns	• Strong leadership of environmental agenda with meaningful reductions in vehicle fuel intensity and member of the Dow Jones Sustainability Index.	• Finance systems have been well controlled and the continued rollout of Business Centrals continues to support SOX controls. • Remediation of one 2022 SOX material weakness, made in 2023.

Total bonus outcome

The table shows the total bonus outcome for each Executive Director. 40% of the bonus outcome achieved will be deferred in shares under the Deferred Bonus Plan (DBP). These awards are subject to a three-year holding period, but are not subject to any further performance or service conditions.

£'000		Company element	Personal element	Total bonus outcome achieved	Bonus outcome payable in cash	Bonus outcome deferred in shares	Total bonus outcome as % of max opportunity
Andy Ransom	Bonus payable as a % of salary	90.7%	15.0%	**105.7%**	63.4%	42.3%	
	Bonus payable	841,725	139,243	**980,968**	588,581	392,387	58.7%
Stuart Ingall-Tombs	Bonus payable as a % of salary	90.7%	15.0%	**105.7%**	63.4%	42.3%	
	Bonus payable	513,674	84,975	**598,649**	359,189	239,460	58.7%

Rationale

Careful consideration was given as to whether or not the outcomes were reflective of overall Company performance and appropriate in the context of the experience of wider stakeholders, particularly in relation to the ongoing cost-of-living challenges for colleagues and the impact of the reduction in share price following the quarter three update on shareholders, and was felt to be a fair reflection and that no discretion should be applied to adjust the outcome. The rationale for this included:

• The Company had another strong year in 2023, delivering profit and revenue figures above consensus and were accomplished despite significant inflation and other macroeconomic headwinds. Revenue grew by 45.8% and Adjusted Operating Profit by 57%.

• The Company has strong alignment of incentives throughout management levels, which means that the Executive Director's only achieve their annual bonus targets if the frontline and managers are achieving their incentives. The Company has also been very mindful of the impact of the cost-of-living challenges on our colleagues, particularly those on the frontline, and have used initiatives such as targeting higher salary increases at this population and one-off bonuses to help ease the pressures. See page 133 for further details.

• The outcome of the annual bonus was considered in conjunction with the estimated vesting level of PSP. On balance, it was felt that the formulaic outcomes of the PSP and annual bonus combined with the performance rating, fairly reflect overall performance. This took into consideration that the largest element of variable incentive, the PSP, directly reflects shareholder experience as the share price performance has impacted the estimated vesting of the 2021 PSP. The TSR element is currently below threshold and this element is likely to lapse.

• The company element of the annual bonus, along with non-TSR element of the PSP recognised the significant strengthening of the underlying business and appropriately rewarded the Executive Directors for delivering numbers above analyst consensus set at the start of 2023 in a challenging year. The targets also evidence that we set stretching targets as the maximums are well above consensus.

• In addition, both the Chief Executive and Chief Financial Officer were awarded a PDR rating of 3 to reflect delivery of strong financial results and broad based delivery across all their goals balanced with consideration of shareholder experience.

Application of discretion

The Remuneration Committee has not applied discretion to the outcome of the annual bonus.

Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards

This section has been audited.

The PSP is the Company's long-term incentive plan which the Executive Directors, ELT, and more than 1,100 managers and technical experts participate in. This participation supports the delivery of the Company's strategic priorities. The DBP is the long-term incentive plan under which 40% of any bonus payable to the Executive Directors is deferred in shares.

In-flight PSP target review
In line with the Remuneration Committee's usual practice for large acquisitions, they reviewed the in-flight PSP targets to take into consideration the addition of Terminix. The focus of the review was to ensure that the targets remained as originally intended and had not inadvertently become easier or harder as a result of the acquisition. This resulted in the following changes:

Organic Revenue Growth – the targets have been increased to reflect the inclusion of Terminix in the forecasts.

	2021-2024 PSP			2022-2025 PSP		
	Threshold	Target	Maximum	Threshold	Target	Maximum
Original	2.25%	2.5%	2.75%	3.5%	4.0%	5.0%
Revised	3.0%	3.5%	4.0%	4.5%	5.0%	5.5%

Adjusted Free Cash Flow Conversion – the inclusion of Terminix has a negative impact on Adjusted Free Cash Flow Conversion, so these targets have been revised down, in line with the revised guidance and plans are in place to return Adjusted Free Cash Flow Conversion to our usual levels over the course of the next few years.

	2021-2024 PSP			2022-2025 PSP		
	Threshold	Target	Maximum	Threshold	Target	Maximum
Original	80%	85%	90%	80%	85%	90%
Revised	70%	80%	90%	70%	80%	90%

Vehicle fuel efficiency – Terminix operates in a similar way to Rentokil North America, so the inclusion of Terminix in the results is not expected to have a significant impact, therefore no adjustments have been made to the targets for this metric.

	2021-2024 PSP			2022-2025 PSP		
	Threshold	Target	Maximum	Threshold	Target	Maximum
Original	4%	6%	8%	4%	6%	8%
Revised		no change			No change	

Sales & Service colleague retention – the inclusion of Terminix has a negative impact on Sales & Service colleague retention, so these targets were revised down. Plans are in place to return retention to our usual levels over the course of the next few years. Although both inflight awards were reviewed, only the 2021-2024 award is shown below as in line with our usual practice, the targets for this measure is not disclosed until the award vests, as we believe that they are commercially sensitive.

	2021-2024 PSP		
	Threshold	Target	Maximum
Original	79%	81.5%	84%
Revised	77.2%	79.7%	82.2%

Customer satisfaction – the inclusion of Terminix has a positive impact on customer satisfaction, so these targets were increased. Although both inflight awards were reviewed, only the 2021-2024 award is shown below as in line with our usual practice, the targets for this measure is not disclosed until the award vests, as we believe that they are commercially sensitive.

	2021-2024 PSP		
	Threshold	Target	Maximum
Original	39	41	43
Revised	41.2	43.2	45.2

2021 PSP award
The 2021 PSP award was subject to six performance measures detailed in the table below.

Performance measures	Weighting	Definition	Performance period
Relative TSR	50%	Relative TSR performance measured against a comparator group of the FTSE 350 Index, excluding financial services, property and primary resources sectors	23/03/2021 to 22/03/2024
Organic Revenue Growth	15%	Average Organic Revenue Growth over the three-year performance	01/01/2021 to 31/12/2023
Adjusted Free Cash Flow Conversion	15%	Adjusted Free Cash Flow Conversion % over a three-year performance period	01/01/2021 to 31/12/2023
Sales and Service colleague retention	6.7%	Average of the 2021, 2022, and 2023 annual overall Sales and Service Colleague retention	01/01/2021 to 31/12/2023
Customer satisfaction	6.7%	Average of the 2021, 2022, and 2023 annual CVC score over the three-year performance period based on NPS methodology	01/01/2021 to 31/12/2023
Vehicle fuel intensity	6.7%	Reduction in vehicle fuel intensity across 20 key countries achieved by the end of the three-year performance period	01/01/2021 to 31/12/2023

Directors' Annual Remuneration Report – 2023
continued

2021 PSP vesting level

The table below summarises the outcomes for each of the performance conditions. The Remuneration Committee has not applied discretion to the estimated outcome of the vesting as the outcome is felt to be fair in the context of the Company performance and experience of wider stakeholders over the three-year performance period. However, the targets were reviewed and discretion was applied by the Committee to adjust them to ensure that the targets remain as originally intended and have not become inadvertently easier or harder as a result of the Terminix acquisition as described in the section above.

In addition, the Committee carefully considered the outcomes of the additional financial and strategic measures in the PSP to ensure that these had not been inadvertently made easier by inflationary increases or other impacts outside of management control.

Vesting is on a straight-line basis between threshold and target and between target and maximum, with the exception of TSR. No shares will vest if the performance is below the threshold for that measure. For the TSR, vesting is on a straight-line basis between median and upper quartile performance. The TSR performance period for the 2021 award is measured over a three-year period ending during the 2024 financial year. The TSR element of the award is therefore estimated using the TSR performance of the Company and comparator group to the end of February 2024.

Performance measures	Threshold: 20% vesting	Target: 50% vesting	Maximum: 100% vesting	Actual/ estimated result	Vesting level	Weighted vesting level
Relative TSR[1]	Median TSR performance	Straight-line vesting between threshold and maximum	Upper quartile TSR performance	Ranked 102 of 163	Estimate 0%	Estimate 0%
Organic Revenue Growth	3.0%	3.5%	4.0%	3.9%	91.3%	13.7%
Adjusted Free Cash Flow Conversion	70.0%	80.0%	90.0%	97.0%	100.0%	15.0%
Sales and Service colleague retention	77.2%	79.7%	82.2%	83.2%	100.0%	6.7%
Customer satisfaction	41.20	43.20	45.20	46.83	100.0%	6.7%
Vehicle fuel intensity	4.0%	6.0%	8.0%	17.0%[2]	100.0%	6.7%
Total						**48.7%**

1. This estimate will be restated in next year's Annual Report to reflect actual performance.
2. The outcome of this metric was reviewed in detail to enable the Committee to fully understand why the performance was much higher than the target range. The results were considered excluding inflationary impacts to ensure that the underlying performance was at a consummate level to satisfy maximum vesting.

2021 PSP awards vesting

Andy Ransom was granted an award of shares worth 250% of base salary in March 2021 and a further top-up grant in May 2021 following approval of the 2021 Policy at the AGM. Stuart Ingall-Tombs was granted an award 200% of base salary in March 2021. The aggregate number of shares estimated to vest in 2024 is summarised in the table below. The table also includes an estimate of the number of additional shares relating to dividends accrued throughout the performance period, which will be added to the final awards. The estimated value of the shares vesting is based on an average of the Company's share price for the three months to 31 December 2023 of 473.2p. The Remuneration Committee has not exercised any discretion.

	Grant	Maximum award of shares	Estimated vesting level of award	Total number of shares post performance conditions	Dividend equivalent shares at vest	Total shares vesting	Value of shares vesting £'000	Value of share vesting attributed to share price growth £'000	% of vesting value attributed to share price growth
Andy Ransom	March grant	442,455	48.7%	215,441	8,891	224,332	1,062	–48	–4.5%
	May grant	140,074	48.7%	68,205	2,814	71,019	336	3	1.0%
	Total	582,529		283,646	11,705	295,351	1,398	–44	–3.2%
Stuart Ingall-Tombs	Total	202,265	48.7%	98,487	4,064	102,551	485	–22	–4.5%

PSP awards granted during the year

In 2023, Andy Ransom and Stuart Ingall-Tombs were granted an award of shares under the PSP totalling 375% and 300% of salary respectively, in line with the Policy and the phasing agreed with shareholders. The awards are subject to a three-year performance period and a two-year holding period post vesting.

The number of shares that vest under the PSP will be based on the following performance conditions and weightings:

Performance measures 2023–2026	Weighting	Threshold: 20% vesting[1]	Target: 50% vesting[1]	Maximum: 100% vesting[1]
Relative TSR	50%	TSR performance is median measured against the FTSE 350 Index, excluding financial services, property, and primary resources sectors	Straight-line vesting between threshold and maximum	Upper quartile TSR performance against the FTSE 350 Index, excluding financial services, property, and primary resources sectors
Organic Revenue Growth	15%	4.5%	5.5%	6.5%
Adjusted Free Cash Flow Conversion	15%	70%	80%	90%
Strategic/ESG measures				
– Sales and Service colleague retention	6.7%	Targets for these measures have not been disclosed as the Board believes that these measures are commercially sensitive. They will be based on straight-line vesting between threshold and target, and between target and maximum performance, which will be reported at vesting.		
– Customer satisfaction	6.7%			
– Vehicle fuel intensity	6.7%	4%	6%	8%

1. Of maximum opportunity.

In addition, when determining the level of vesting, the Remuneration Committee will also consider the underlying financial performance of the business, as well as the value added for shareholders during the performance periods, and may adjust the vesting outcome if it considers this to be appropriate.

Awards to Executive Directors under the 2023 PSP are set out in the table below and the number of shares awarded are the maximum entitlements and the actual number of shares (if any) which vest under the PSP will depend on the performance conditions being achieved as set out above. The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant. The PSP awards are subject to a holding period of two years, which commences from the date of vest.

2023 PSP award

Participant	Date of award	Number of shares awarded	Share price used to determine award[1]	Exercise price	Face value of shares £'000	% of salary awarded	Date of vest	Performance period end[2]
Andy Ransom	30/03/2023	590,647	572.2p	–	3,379,682	375%	30/03/2026	29/03/2026
Stuart Ingall-Tombs	30/03/2023	288,360	572.2p	–	1,649,996	300%	30/03/2026	29/03/2026

1. The share price is the closing share price the day prior to grant.
2. The TSR condition for the March award will be measured over three years to 29 March 2026. The other performance conditions will be measured over three years to 31 December 2025.

DBP awards granted during the year

On 22 March 2023, to align with the payment date of the cash part of the annual bonus, Andy Ransom and Stuart Ingall-Tombs were granted awards under the DBP which equated to 40% of the value of bonus earned under the 2022 annual bonus. These awards are subject to a three-year holding period, but are not subject to any further performance or service conditions. The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant. Awards to Executive Directors under the 2023 DBP are set out in the table below.

2023 DBP award

Participant	Date of award	Number of shares awarded	Share price used to determine award[1]	Exercise price	Face value of shares £'000	Date of vest
Andy Ransom	21/03/2023	114,078	561.0p	–	639,978	21/03/2026
Stuart Ingall-Tombs	21/03/2023	69,617	561.0p	–	390,551	21/03/2026

1. The share price is the closing share price the day prior to grant.

Payments for loss of office (audited)

There were no payments made to Directors for loss of office during 2023.

Payments to past Directors (audited)

There were no payments made to past Directors during 2023.

Directors' Annual Remuneration Report – 2023
continued

Single total figure for the remuneration during 2023 of the Chairman and Non-Executive Directors

The table below shows the single total figure for the remuneration during 2023 of the Chairman and Non-Executive Directors compared to the prior year. The benefits section includes a travel allowance for intercontinental travel of £5,000 per meeting. The table has been audited.

Chairman and Non-Executive Directors	Fees 2023 £'000	Fees 2022 £'000	Benefits 2023 £'000	Benefits 2022 £'000	Total 2023 £'000	Total 2022 £'000
Richard Solomons	**425.0**	383.3	**–**	–	**425.0**	383.3
David Frear[1]	**75.0**	16.7	**20**	5	**95.0**	21.7
Sally Johnson[2]	**69.2**	–	**–**	–	**69.2**	–
Sarosh Mistry	**75.0**	62.5	**20**	5	**95.0**	67.5
John Pettigrew	**95.0**	74.2	**5**	–	**100.0**	74.2
Julie Southern[3]	**34.0**	78.4	**–**	–	**34.0**	78.4
Cathy Turner	**95.0**	78.4	**5**	–	**100.0**	78.4
Linda Yueh	**75.0**	62.6	**5**	–	**80.0**	62.6

1. David Frear was appointed to the Board on 12 October 2022.
2. Sally Johnson was appointed to the Board on 1 April 2023.
3. Julie Southern stepped down from the Board on 10 May 2023.

Directors' shareholdings and share interests

Directors' share interests
The interests of the Directors and their connected persons in the share capital of the Company as at 31 December 2023, or their date of cessation if earlier, and at 31 December 2022, or their date of appointment if later, are set out below. No Director has any beneficial interest in the shares of any of the Company's subsidiaries. This table has been audited.

	Number of ordinary shares as at 31 Dec 2023	Number of ordinary shares as at 31 Dec 2022
Richard Solomons	**84,900**	62,000
Andy Ransom[1]	**1,230,419**	1,695,225
Stuart Ingall-Tombs	**195,408**	171,350
David Frear[2]	**8,125**	–
Sally Johnson[3]	**3,527**	–
Sarosh Mistry	**1,850**	–
John Pettigrew	**55,000**	55,000
Julie Southern[4]	**9,891**	9,891
Cathy Turner	**24,736**	24,736
Linda Yueh	**1,590**	1,590

1. Andy Ransom has an interest in 4,661,701 vested PSP shares from the 2014, 2015, 2016, 2017, 2018, 2019, and 2020 awards, which he has not yet exercised. These figures are not included in his beneficial interest of shares figure at 31 December 2023 above but are included in the share award table below.
2. David Frear was appointed to the Board on 12 October 2022.
3. Sally Johnson was appointed to the Board on 1 April 2023.
4. Julie Southern stepped down from the Board on 10 May 2023.

There has been no change to the current Directors' shareholdings between 31 December 2023 and 7 March 2024.

Executive shareholdings
All Executive Directors are required to hold shares equivalent in value to a percentage of their salary within a five-year period from their appointment date. For the Chief Executive, this requirement is 300% of annual salary and for the Chief Financial Officer, 200% of annual salary.

As of 31 December 2023, the Chief Executive substantially exceeded the minimum shareholding requirement and the Chief Financial Officer had met the shareholding requirement when all qualifying shares were taken into account. and c.76% of the requirement with shares held outright.

The table below sets out the number of shares held at 31 December 2023 by each Executive Director. Shares owned outright include those held by connected persons. This table has been audited.

	Shareholding requirement as a % of salary	Number of shares owned outright	Value of shareholding as at 31 Dec 2023[1]	Shares owned outright as a % of salary	Interest in PSP and DBP that are available to exercise as at 31 Dec 2023	Interest in PSP and DBP awards subject to holding period as at 31 Dec 2023	Interest in PSP awards subject to performance conditions as at 31 Dec 2023
Andy Ransom	300%	1,230,419	5,423,687	584%	4,034,553	1,062,105	1,832,591
Stuart Ingall-Tombs	200%	195,408	861,358	152%	0	266,390	822,217

1. The share price is based on the Company's share price on 31 December 2023 of 440.8p.

Total PSP and DBP awards held by Executive Directors

The table below has been audited. Both the PSP and DBP awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant.

	Date of award	Share price used to determine award	Scheme interest at 1 Jan 2023	Shares awarded during 2023	Shares lapsed during 2023	Dividend equivalent shares at vest	Shares available for exercise during 2023	Dividend equivalent shares at exercise	Shares exercised during 2023	Outstanding awards at 31 Dec 2023	Performance period end
2013 PSP[1]											
Andy Ransom	30/04/2013	96.0p	513,403	–	–	–	513,403	43,414	556,817[5]	–	29/04/2016
Andy Ransom	01/10/2013	109.0p	388,853	–	–	–	388,853	26,132	414,985[5]	–	29/04/2016
2014 PSP[1]											
Andy Ransom	31/03/2014	123.4p	912,792	–	–	–	912,792	–	–	912,792	30/03/2017
2015 PSP[1]											
Andy Ransom	31/03/2015	135.5p	883,906	–	–	–	883,906	–	–	883,906	30/03/2018
2016 PSP[1]											
Andy Ransom	12/05/2016	159.4p	869,324	–	–	–	869,324	–	–	869,324	10/03/2019
2017 PSP[1]											
Andy Ransom	31/03/2017	246.4p	562,676	–	–	–	562,676	–	–	562,676	30/03/2020
2018 PSP											
Andy Ransom	29/03/2018	271.2p	487,350	–	–	–	487,350	–	–	487,350	28/03/2021
Andy Ransom	14/05/2018	271.2p	121,837	–	–	–	121,837	–	–	121,837	13/05/2021
2019 PSP [2,3]											
Andy Ransom	25/03/2019	346.6p	547,805	–	–	–	547,805	–	–	547,805	24/03/2022
2019 DBP[4]											
Andy Ransom	25/03/2019	346.6p	72,505	–	–	–	72,505	–	–	72,505	24/03/2022
2020 DBP[4]											
Andy Ransom	24/03/2020	358.6p	119,243	–	–	4,920	124,163	–	–	124,163	23/03/2023
2020 PSP											
Andy Ransom	08/09/2020	530.2p	412,580	–	146,260	9,691	276,011	–	–	276,011	07/09/2023
Stuart Ingall-Tombs	08/09/2020	530.2p	188,608	–	66,862	4,430	126,176	–	–	126,176	07/09/2023
2021 PSP											
Andy Ransom	23/03/2021	494.4p	442,455	–	–	–	–	–	–	442,455	23/03/2024
Andy Ransom	18/05/2021	468.5p	140,074	–	–	–	–	–	–	140,074	18/05/2024
Stuart Ingall-Tombs	23/03/2021	494.4p	202,265	–	–	–	–	–	–	202,265	23/03/2024
2022 PSP											
Andy Ransom	04/03/2022	497.6p	659,415	–	–	–	–	–	–	659,415	04/03/2025
Stuart Ingall-Tombs	04/03/2022	497.6p	331,592	–	–	–	–	–	–	331,592	04/03/2025
2022 DBP[4]											
Andy Ransom	22/03/2022	507.2p	124,211	–	–	–	–	–	–	124,211	22/03/2025
Stuart Ingall-Tombs	22/03/2022	507.2p	70,597	–	–	–	–	–	–	70,597	22/03/2025
2023 DBP[4]											
Andy Ransom	21/03/2023	561.0p	–	114,078	–	–	–	–	–	114,078	21/03/2026
Stuart Ingall-Tombs	21/03/2023	561.0p	–	69,617	–	–	–	–	–	69,617	21/03/2026
2023 PSP											
Andy Ransom	30/03/2023	572.2p	–	590,647	–	–	–	–	–	590,647	30/03/2026
Stuart Ingall-Tombs	30/03/2023	572.2p	–	288,360	–	–	–	–	–	288,360	30/03/2026

1. Shares held by Andy Ransom under the 2014, 2015, 2016, 2017, 2018, 2019, and 2020 PSP awards are vested but unexercised and total 4,661,701. Stuart Ingall-Tombs holds shares under the 2020 PSP that are vested but unexercised.
2. PSP awards are entitled to receive dividend equivalents in the form of shares based on dividend payments between the date of grant and vesting. These are included in the total shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of shares post vesting based on dividend payments between the date of vest and the date one month before exercise. These shares are applied at exercise.
3. The 2020 PSP award partially vested at 64.6%.
4. The DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.
5. Andy Ransom exercised his 2013 PSP awards on 22 March 2023. He exercised a total of 971,802 shares at an exercise price of 559.9p, giving a total value on exercise of £5,440,736, which was a gain of £4,453,858 compared to the grant price value of these awards.

Directors' Annual Remuneration Report – 2023
continued

Remuneration in context

CEO pay ratio

The CEO pay ratio compares the CEO single figure earnings to the single figure earnings of UK colleagues. It has been calculated using method A, where the colleagues at each quartile are identified using details of their full-time equivalent pay and benefits for the year being measured. The effective date for the calculation is 31 December of the reporting year. For example, the 2023 colleague figures represent the full-time equivalent pay and benefits for 2023 for colleagues employed on 31 December 2023 and is calculated once the actual data is available, which means that no elements of pay are omitted or departures required from the methodology. This method was chosen as it best replicates the Chief Executive's single figure.

The table below shows the ratios at the 25th percentile, median, and 75th percentile for 2018 to 2023, and the corresponding value of pay and benefits:

Year	Method		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023	A	Salary	£21,223	£26,302	£36,789
		Total pay and benefits	£21,718	£27,111	£37,881
		Pay ratio	**154:1**	**123:1**	**88:1**
2022	A	Pay ratio	148:1	121:1	85:1
2021	A	Pay ratio	281:1	232:1	172:1
2020	A	Pay ratio	203:1	160:1	111:1
2019	A	Pay ratio	220:1	173:1	119:1
2018	A	Pay ratio	229:1	189:1	145:1

The CEO ratios for 2023 have remained stable compared to 2022, this is due to the CEO's single figure being lower than historical outcomes. The main reason for this is a lower vesting level of the PSP, the share price used for the valuation being lower, alongside the employee values remaining higher, which is partially due to colleagues being given the opportunity to increase their contractual hours and accordingly their pay.

This table will continue to be built on over time to cover a rolling 10-year period and will include reasons for the changes to the ratios from year to year. However, it is anticipated that variations in the PSP and annual bonus outcomes will have the biggest impact on the ratios. For PSP, this is due to vesting levels and the share price changing. For the annual bonus, although our comparator colleagues are also eligible for a bonus, the Chief Executive is targeted on Group-level outcomes, whereas our comparator colleagues are based on their specific remit, which given the UK makes up only a small percentage of the Group, means the outcomes may vary from year to year.

The median pay ratio is consistent with the pay, reward and progression, policies for the Company's UK colleagues taken as a whole.

The Company has a consistent approach to reward across the Group and colleagues' packages are set with reference to the external market.

Gender pay gap

The Company continues to have no material gender pay gap between men and women, with a median of -8.6% and a mean -10.0%, which is significantly better than the UK average of 14.3% reported by the Office for National Statistics, and means the median woman earns marginally more than the median man. These are encouraging results overall, and the Company is steadily increasing the number of women in senior roles. In addition, the Company's reputation as an Employer of Choice has continued to grow with a significant number of female external hires.

The Company continues to be focused on making it an even more diverse and inclusive place to work and continues to see the benefits of the global DE&I upskilling programme that was rolled out to all middle and senior management across the world in 2022, covering around 1,000 colleagues, and has continued to be rolled out to levels below this in 2023. The key areas of focus continues to be increasing the number of female frontline technicians and improving the proportion of females in senior manager roles, in both the head office functions and operations.

Relative importance of spend on pay

The table below sets out amounts paid in total employee costs and total dividends paid for the years ended 31 December 2023 and 31 December 2022.

	2023 £m	2022 £m	% change
Remuneration paid to all employees of the Group	**2,550**	1,777	43.5%
Distributions to shareholders	**201**	122	64.8%

Details of the remuneration paid to all employees can be found in Note A9 to the Financial Statements on page 186. Details of the dividends declared and paid during the periods are contained in Note D1 to the Financial Statements on page 213.

Chief Executive remuneration over a 10-year period

Chief Executive	Single total figure for remuneration	Annual bonus payout versus maximum opportunity	% long-term incentive vesting rates versus maximum opportunity
2014 – Andy Ransom	£1,326,045	51.4%	0.0%
2015 – Andy Ransom	£1,655,757	59.1%	15.1%
2016 – Andy Ransom	£5,581,304	72.2%	67.5%
2017 – Andy Ransom	£3,969,607	70.1%	80.3%
2018 – Andy Ransom	£4,962,076	55.8%	91.3%
2019 – Andy Ransom	£4,227,473	93.1%	90.8%
2020 – Andy Ransom	£3,840,871	0%	86.0%
2021 – Andy Ransom	£5,544,805	100%	96.6%
2022 – Andy Ransom[1]	£4,324,407	98.6%	64.6%
2023 – Andy Ransom[2]	**£3,339,919**	**58.7%**	**48.7%**

1. The 2022 single total figure includes the revised value of 276,011 shares under the 2020 PSP award, which vested at 64.6% on 8 September 2023 based on the closing share price on 8 September 2023 of 589.0p.
2. The 2023 single total figure includes the estimated value of 295,351 shares under the 2021 PSP award, which is due to vest on 23 March 2024 based on the average share price over Q4 of 2023 of 473.2p.

Use of discretion

The Remuneration Committee is cognisant of its responsibility to make informed and thoughtful decisions on remuneration that are both balanced and in the long-term interests of the business and shareholders and, where necessary, will apply discretion to remuneration targets or outcomes that otherwise would be inappropriate. The application of discretion over the last five years is detailed on page 135 and has mainly focused on the increase of EPS targets to take account of material acquisitions and disposals and the adjustment of the inflight PSP awards to ensure that the targets remain as originally intended and have not become inadvertently easier or harder as a result of the acquisition.

Re-election of Directors and service contracts

Details of the Directors service contracts and notice periods can be found on page 242.

Percentage change in remuneration

The table below sets out a comparison of the change in pay versus the previous year for the Chief Executive, Chief Financial Officer, Chairman, Non-Executive Directors' and employees of Rentokil Initial plc for 2020, 2021, 2022, and 2023. This table will continue to be built on over time to cover a rolling five-year period. The percentage changes calculated on the actual remuneration received are distorted due to the remuneration received not being adjusted for in-year starters and leavers.

The percentage changes calculated on the actual remuneration received are distorted by two factors: firstly, initiatives undertaken in 2020 to help mitigate the impact of COVID-19, such as pay waivers in Q2 2020 and cancelling the annual bonus scheme have impacted the percentage changes; and secondly, the actual remuneration received is not adjusted for in-year starters and leavers.

	Andy Ransom	Stuart Ingall-Tombs	Richard Solomons	Sally Johnson[8]	Sarosh Mistry[5]	John Pettigrew	Cathy Turner[6]	Linda Yueh	David Frear[7]	Employees[9]
Salary/fees[1]										
2023	3.0%	1.5%	10.9%	–	40.7%	34.8%	27.6%	27.8%	337.8%	11.1%
2022	1.5%	6.0%	2.2%	–	50.1%	6.0%	12.7%	4.3%	–	1.5%
2021	33.3%	175.3%	9.6%	–	–	9.6%	89.3%	9.6%	–	4.4%
2020	-14.3%	–	34.6%	–	–	9.6%	–	-8.8%	–	–
Annual bonus[2]										
2023	-38.7%	-38.7%	–	–	–	–	–	–	–	-17.6%
2022	-1.3%	6.0%	–	–	–	–	–	–	–	45.0%
2021	100.0%	100.0%	–	–	–	–	–	–	–	352.1%
2020	100.0%	–	–	–	–	–	–	–	–	-62.8%
Benefits[3,4]										
2023	-0.9%	0.1%	–	–	–	–	–	–	–	-8.4%
2022	-2.7%	3.8%	–	–	–	–	–	–	–	-0.2%
2021	0.5%	-44.8%	–	–	–	–	–	–	–	-4.5%
2020	-0.3%	–	–	–	–	–	–	–	–	1.3%
Total										
2023	-28.0%	-23.7%	10.9%	–	40.7%	34.8%	27.6%	27.8%	337.8%	-2.8%
2022	-0.3%	6.0%	2.2%	–	50.1%	6.0%	12.7%	4.3%	–	17.6%
2021	265.4%	556.8%	9.6%	–	–	9.6%	89.3%	9.6%	–	45.9%
2020	-63.5%	–	–	–	–	-4.6%	–	-8.8%	–	-15.2%

1. Base salary includes overtime and allowances.
2. Annual bonus includes our Group Management Bonus Scheme (GMBS) and any other bonus commission or cash incentive but excludes any long-term incentives.
3. Benefits include private healthcare, car allowance, cars, fully expensed fuel cards, and commercial vans (private use).
4. Pension and retirement benefits are not included in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.
5. Sarosh Mistry was appointed to the Board on 1 April 2021.
6. Cathy Turner was appointed as Chair of the Remuneration Committee on 12 May 2021.
7. David Frear was appointed to the Board on 12 October 2022.
8. Sally Johnson was appointed to the Board on 1 April 2023.
9. In line with regulations, employees include those employed by Rentokil Initial plc, excluding Executive Directors and Non-Executive Directors.

TSR performance over a 10-year period relative to FTSE Index

The following graph shows TSR over a 10-year period reflecting the holding of the Company's shares, plotted against the FTSE 100 Index, the FTSE 250 Index, and the FTSE 350 Index, on a consistent basis with the graph shown last year. The Company has been a constituent of one or more of these indices over the 10-year period that is shown. This chart is based on data sourced from Thomson Reuters DataStream and uses spot Return Index data at each year end.

Rentokil Initial plc's TSR compared against the TSR of FTSE 100, FTSE 250 and FTSE 350 indices over a 10-year period



Directors' Annual Remuneration Report – Looking forward 2024

Executive Director base salaries from 1 January 2024

Executive Director and ELT salaries are typically reviewed with effect from 1 July each year in accordance with the prevailing Policy.

When reviewing salary levels, the Remuneration Committee takes into account a number of internal and external factors, including Company performance during the year, external market data, and the salary review principles applied to the rest of the organisation to ensure a consistent approach. The standard salary increases for the Executive Directors for 2024 are expected to be around 4.5% in line with the increases that are anticipated to be applied to management. The standard increases of the wider workforce in 2024 are expected to be higher, as the Company normally focus more of its pay review budget at the frontline. Due to the uncertainty of the macroeconomic environment, this salary increase budget remains under review.

At the same time as the Policy review, and in consultation with shareholders, the Committee reviewed the base salaries of the Executive Directors due to the significant growth in size and complexity of the Company following the Terminix acquisition in October 2022. The review took into consideration the impact of the changes to the business on the scope of the role, how the CEO's and CFO's skills and experience had developed since the last review in 2020 and appropriate benchmarks (see page 154). The proposed increases enable us to reward the Executive Directors appropriately and differentiate for their skills and experience, with the CEO proposed at median and the CFO at 95% of the median.

The Committee considered phasing the increases, however it felt that the increases had already been phased given the increase in the scope of their role occurred in October 2022 and will be recognised in July 2024. The proposed increases for the Chief Executive and Chief Financial Officer are shown in the table below.

Salary from 1 January 2024

Executive Director	Salary from 1 January 2024 £'000	Standard increase %	Additional increase %	Total increase %	Salary from 1 July 2024 £'000
Andy Ransom – Chief Executive	928.3	4.5%	7.5%	12.0%	1,040.0
Stuart Ingall-Tombs – Chief Financial Officer	566.5	4.5%	7.6%	12.1%	635.0

1. This is based on the estimated increase to be applied from 1 July 2024.

Fixed pay for 2024 will be:

	Estimated base salary £'000	Estimated benefits £'000	Estimated pension £'000	Total fixed pay £'000
Andy Ransom – Chief Executive	984.1	19.1	29.5	1,032.8
Stuart Ingall-Tombs –Chief Financial Officer	600.8	16.8	15.4	632.9

1. This is based on the estimated increase to be applied from 1 July 2024.

2024 Non-Executive Director fees

The table below shows the Non-Executive Director fees for 2024. As part of the review of the fees conducted in September 2022, it was agreed that the Non-Executive Director fees would be reviewed each year as part of the salary review and, if appropriate, the fees will be increased by the standard amount being applied to Executive Directors. This review will be completed in June 2024 and any increase determined will be applied from 1 July 2024.

Position	Fee policy from 1 January 2024
Chairman	£425,000 per annum
Non-Executive Director	£75,000 per annum
Senior Independent Director	Additional £20,000 per annum
Chair of Audit Committee	Additional £20,000 per annum
Chair of Remuneration Committee	Additional £20,000 per annum
Intercontinental travel allowance	Additional £5,000 per trip

2024 annual bonus structure

The focus of the bonus remains on rewarding sustainable profitable growth and delivery of Adjusted Free Cash Flow in order to align Executive Directors' incentives with the Group's strategy. Subject to approval of the Policy at the 2024 AGM, the Executive Directors will have the following bonus opportunity as a percentage of base salary.

	Threshold	Target	Maximum
Company performance	19.5%	97.5%	195.0%
Personal performance	0%	15.0%	30.0%
Total	**19.5%**	**112.5%**	**225.0%**

Company performance

- **Gateways:** 95% of the Profit target and an Adjusted Free Cash Flow gateway have to be reached at Group level before the financial performance element of the bonus can be paid.

- **Financial performance:** If both these profit and cash flow gateways are achieved, then Executive Directors can earn up to 195% of salary based on the achievement of financial targets.

Bonus targets have not been disclosed looking forward for 2024 as the Board believes that this information is commercially sensitive. Disclosing bonus targets could provide information about our business plans to our competitors, which could be damaging to our business interests and therefore to shareholders. However, retrospective bonus targets for 2024 will be disclosed in next year's Annual Report.

However, the Committee remain dedicated to ensuring that the bonus targets remain stretching and has determined that the uplift in bonus opportunity, proposed as part of the Policy review, will be fully based on the achievement of targeted and measurable financial results and for 2024 will be aligned to the delivery of Organic Revenue Growth and integration synergy targets in our North America business.

The table below shows the how the bonus opportunity for Company performance will be split.

	Threshold	Target	Maximum
Profit	7.5%	37.5%	75.0%
Revenue	7.5%	37.5%	75.0%
North America Organic Revenue Growth	2.5%	12.5%	25.0%
North America integration synergies	2.0%	10.0%	20.0%
Company performance	**19.5%**	**97.5%**	**195.0%**

Personal performance

The Executive Directors can earn up to 30% of base salary based on their personal performance against objectives measured through the Company's performance and development review process.

Bonus deferral

50% of any bonus earned will be deferred into shares for three years.

How will incentives be aligned with the business strategy in 2024?

The table below shows how key elements of the business strategy are reflected in the Executive Directors' remuneration in 2024.

Strategic priorities	Link to remuneration
Be an Employer of Choice/ colleague retention	Through personal goals in the annual bonus and the Sales & Service colleague retention performance condition in the PSP.
Drive Organic Revenue Growth in Pest Control	Revenue targets for Group, Organic Revenue Growth targets for North America in the annual bonus and Organic Revenue Growth targets in the PSP.
Manage the integration of Terminix into our North America business	Synergy delivery targets and Organic Revenue Growth targets for North America in the annual bonus, as well as personal goals in the annual bonus.
Build our Hygiene & Wellbeing business	Revenue, profit targets, and personal goals in the annual bonus. Organic Revenue Growth targets in the PSP.
Drive M&A	M&A is enabled through delivery of Adjusted Free Cash Flow in the annual bonus and Adjusted Free Cash Flow Conversion in the PSP, and its execution is measured through personal goals in the annual bonus.
Creating value through product and service innovations and digital applications	Through personal goals in the annual bonus and through the customer satisfaction measure in the PSP.
Managing a responsible business	ESG is measured through goals in the annual bonus and through the performance conditions, vehicle fuel efficiency, customer satisfaction, and Sales & Service colleague retention in the PSP.

2024 PSP award

Under the Policy, the PSP award is up to a maximum of 375% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer. It is currently envisaged that Andy Ransom, Chief Executive, will receive an award of 375% of salary and Stuart Ingall-Tombs, Chief Financial Officer, an award of 300% of salary in line with the Policy, subject to confirmation that this remains appropriate at the time of grant.

Shares under the awards will be released no earlier than five years after grant (i.e. following a three-year vesting period and a two-year holding period). Vesting of this award will be determined by the Company's performance as follows and performance between targets will be calculated on a straight-line basis:

Performance measures 2024–2027	Weighting	Threshold: 20% vesting	Target: 50% vesting	Maximum: 100% vesting
Relative TSR[1]	50%	TSR performance is median against comparator group	Straight-line vesting between threshold and maximum	Upper quartile TSR performance against comparator group
Organic Revenue Growth	15%	4.0%	4.5%	5.0%
Adjusted Free Cash Flow Conversion	15%	75%	85%	90%
Strategic measures[2]				
– Sales and Service colleague retention	20%	Targets for these measures have not been disclosed as the Board believes that these measures are commercially sensitive. They will be disclosed on vesting. They will be based on straight-line vesting between threshold and target and between target and maximum performance, which will be reported at vesting.		
– Customer satisfaction	(split equally)			
– Vehicle fuel intensity reduction		4%	6%	8%

1. The TSR index of comparators for this cycle will be the constituents of the FTSE 100 Index, excluding financial services, property, and primary resources sectors.
2. The strategic measures will be measured over the three-year performance period. Colleague retention will be measured on average overall Sales and Service colleague retention; customer satisfaction will be measured using average CVC scores; and vehicle fuel efficiency will be measured against an average reduction across our key countries.

The Remuneration Committee is satisfied that these targets represent a suitably stretching range in light of all relevant factors, including the current business plan and analysts' forecasts.

When determining the level of vesting, the Remuneration Committee will also consider the underlying financial performance of the business, as well as the value added to shareholders during the performance periods, and may adjust the vesting outcome if it considers this to be appropriate.

Proposed 2024 Directors' Remuneration Policy

Proposed changes to the Directors' Remuneration Policy

In setting the Remuneration Policy for the Executive Directors, the Remuneration Committee have ensured that the arrangements are in the best interests of both the Company and its shareholders, by continuing to take into account the following general principles:
• to ensure that total remuneration packages are simple and fair in design;

• to ensure that total remuneration is highly weighted towards delivery of performance;

• to ensure that incentives balance the achievement of financial performance objectives and delivering sustainable profitable growth in the long term; and

• to provide a substantial proportion of performance-linked pay in shares allowing senior management to build a significant shareholding in the business and, therefore, aligning management with shareholders' interests and the Group's performance, without encouraging excessive risk-taking.

The table below summarises the proposed changes to the Directors' Remuneration Policy (the Policy). Details of how the Policy is proposed to be applied in 2024 can be found in pages 150 and 151.

Element	Current Policy	Proposed change
Base salary	Salaries are set taking into account a number of factors, including scope and responsibility of the role, external economic environment, and individual skills and experience, and will be reviewed following a significant change.	None
	Increases are normally broadly in line with those awarded to the wider workforce in the UK. Adjustments to this may be made where the Remuneration Committee deems it appropriate.	
Benefits	Benefits provided at a rate commensurate with the market and include life assurance, car or car allowance, family healthcare, permanent health insurance, and relocation benefits.	None
Pension	Executive Directors may contribute to a defined contribution arrangement or receive a cash supplement in lieu of pension. Contributions are 3% of base salary in line with the wider workforce in the UK.	Permit alignment of pension provision with the wider workforce of the country where the Executive is based if it is outside the UK.
Annual bonus	Maximum Bonus opportunity of 180% of base annual salary, with up to 150% of base salary based on delivery of Company performance and up to 30% of base salary on personal performance, against objectives measured through the Company's performance and development review process.	Increased maximum opportunity of up to 225% of base salary, with up to 195% of base salary subject to delivery of Company performance and up to 30% of base salary subject to personal performance.
	Deferral of 40% of bonus into shares with a minimum three-year holding period.	Increased bonus deferral to 50% of bonus into shares with a minimum three-year holding period.
	Rationale for change	
	Throughout the consultation process our shareholders were supportive of the proposal to increase the packages of the CEO and CFO to reflect the increase in size and complexity of the Company, they wanted to see a large proportion of any change delivered through variable pay.	
	Increasing the maximum bonus opportunity and the level of deferral at the same time, means that the Committee can align the bonus opportunity with market benchmarks, while ensuring the majority of the change will be delivered in the long term.	
	This is because 50% of any bonus earned would be converted to shares and held for a further three years. Currently, the annual bonus potential is 180% of base salary with a 40% deferral i.e., a maximum of 72% of base salary is deferred. Increasing the annual bonus potential to 225% with a 50% deferral results in up to 112.5% of base salary being deferred.	
Performance Share Plan (PSP)	375% of annual base salary for the CEO and 300% for the CFO.	None
	No more than 20% of the award shall vest for meeting threshold levels of performance and 100% of the award shall vest if maximum performance is achieved. Two-year holding period.	
	Dividend equivalents may accrue between grant and vest.	
PSP performance conditions	Awards are subject to the achievement of financial and ESG/strategic measures, with specific measures and weightings set by the Remuneration Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% should relate to financial (including TSR) measures.	None
	Current measures comprise: • Relative TSR performance – 50%; • Organic Revenue Growth – 15%; • Adjusted Free Cash Flow Conversion – 15%; and • ESG measures (colleague retention, customer satisfaction, and vehicle fuel intensity) – 20%.	

Element	Current Policy		Proposed change
Shareholding guidelines	300% of salary for the CEO and 200% of salary for the CFO (within five years of appointment).		Increase shareholding guidelines to 400% of salary for the CEO and 300% of salary for the CFO
	Post-cessation guidelines, which will normally require Executive Directors to hold shares, for two years post-cessation, to the value of the shareholding guideline that applied at the cessation of their employment; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.		
	Rationale for change This change is proposed to align with best practice for companies of a similar size.		

In addition, the Malus and Clawback Policy has been updated to reflect the Company's status as a dual listed company.

Overall rationale

The Remuneration Committee has been very mindful that the external environment continues to be unconducive to material pay increases when considering changes to the Policy; however, the Committee also recognises that it is incumbent upon them to ensure that we can effectively reward, motivate, and retain the high-performing Executive Directors, so they have worked to create a Policy that balances these considerations and will be effective at rewarding the Executive Directors appropriately over the next three years.

Consideration of shareholders' views
The engagement with the Company's top shareholders, which hold around 50% of its share capital, along with shareholder representative bodies/ proxy agencies, started in October 2023. The quality of engagement and input has been extremely helpful to the Committee and the Committee are grateful for the time invested by these shareholders and the practical suggestions as to how it might structure an appropriate level of remuneration potential for the future.

There was much consistency in the feedback received and the table below shows how the feedback from shareholders was taken into consideration.

Shareholder feedback	How it was considered
Recognition of the capabilities of our management team and support to remunerate them competitively and in line with the market.	The Committee respected the responsibility the shareholders had given it to ensure that the CEO and CFO are rewarded appropriately. It carefully considered a number of benchmarks to support with setting an appropriate package. The Committee decided that it should ensure that base salary was set around the median and that the overall package should be structured to deliver an opportunity that was above median so that the package is set to reward outperformance.
A preference for any incremental opportunity to be balanced between fixed and performance based variable pay, rather than just fixed pay, which was initially contemplated.	Taking this feedback into consideration, the Committee made changes to the proposed Policy design. It considered both increases to short and long-term incentives and concluded that if it combined an increase in annual bonus opportunity, bringing it to benchmark levels, with an increase in deferral, the increase in short-term incentive would also increase the amount of remuneration that was delivered in the long term. The Committee felt that this offered a good balance as it broadly maintains the percentage of long-term remuneration at c.81% as a result of the increase in bonus deferral, notwithstanding the increase in annual bonus opportunity, supporting the Company's commitment to deliver the vast majority of Executive Directors remuneration over the long term.
Consideration of phasing any base salary increases.	The Terminix acquisition was completed in October 2022 and the Committee considered it appropriate to maintain the then current packages for the remainder of the three-year policy and is only seeking to reflect the transaction as part of the policy renewal some 18 months later. Further, the salary increase will only take effect from 1 July 2024 in line with the Company's annual salary review, so the increase will only take effect almost two years after the transaction. The Committee considers that this delay in the process inherently involves a phasing of the new package and, therefore, that it is appropriate to fully implement the changes from July 2024.
Share the benchmark data.	Details of the benchmarks used have been included in the section below.

Wider workforce engagement
The Remuneration Committee continued their engagement with the Company's colleagues as part of the wider workforce engagement undertaken by the Board of Directors as set out on page 114. These activities have continued to build on practices that were already in place and embedded in the way they work. This approach has been undertaken because engaging with the wider workforce and understanding their views was already a practice that the Board has undertaken for many years prior to the introduction of these requirements by the Code. The Committee didn't engage with the wider workforce specifically in relation to the proposed Policy design.

The existing approach was a proven way for colleagues' views to be effectively shared with the Remuneration Committee and wider Board. The management team is trusted to bring key issues about colleagues to the Committee's attention and there is a regular flow of information to the Board. Full details can be found on page 114, but these include the YVC survey results and action plans, Regional 'deep dive' presentations and Employer of Choice updates, which ensure that the Committee gets a rounded view from across the Group and gives a much better representation of our c.62,900 colleagues' views than, for example, conducting individual workshops, with a small number of colleagues. That said, in a normal year, the Board takes

Proposed 2024 Directors' Remuneration Policy
continued

time to meet colleagues during site visits, undertake 'ride-alongs' with specialists and technicians, and attend management meetings. Examples of activities that the Remuneration Committee has undertaken include a visit to North America, where the board met with the North American leadership team, attended a demonstration of pest control services at a customer site and took a tour of our Des Plains Facility which houses our Ambius, Target Specialty Products and Pest Control businesses, where the Committee had an opportunity to meet with colleagues from both businesses. The Chair of the Committee and other female Committee members have presented at an International Women's Day event and attended a Senior Female Leaders Forum in the Pacific, where attendees were able to ask questions on a range of subjects, including remuneration. She has also met with members of the senior management team both formally and informally.

In addition to this, the Committee takes into account the pay of the wider workforce when making remuneration decisions for the Executive Directors and the ELT as was the normal practice prior to the change to the Code. This is achieved through relevant details about the wider workforce being disclosed to the Committee to provide context when it is making pay decisions. For example, when making salary decisions, the Committee is provided with details of the overall approach for the Group, as well as senior leader and general colleague recommendations for the specific countries in which the Executive Directors and ELT reside. This means, for example, that the approach to pay increases for frontline technicians and managers in Singapore would be taken into account when making decisions about the pay for the Regional Managing Director for Asia & MENAT, who lives and works in Singapore.

Consideration of cost-of-living challenges
As detailed on page 133, the Committee took into consideration how colleagues have been impacted by the cost-of-living challenges and how the Company had responded to this.

Benchmark data
The Committee adopted a UK FTSE market benchmark given that many of the largest UK companies are global. The Committee considered how best to reflect our significant presence in North America and, notwithstanding the different pay practices and levels there, that the broad-based FTSE was suitable given that many UK-based companies have operations in the US. In addition the Company's Executive Directors are based in the UK.

The Committee used the market data as a reference point for the overall sizing of the proposed packages given the significant changes in the business and the associated demands upon its leadership as a consequence. The framework remains unchanged; it aims to deliver the fixed element of remuneration around market median and provide the opportunity to achieve up to the upper quartile for outstanding performance. This ensures that remuneration is weighted to performance and is variable.

When the Committee started the review in July 2023, the benchmark used was the FTSE 15 – 50, excluding financial services. Given the shareholder experience in the second half of 2023, it was felt appropriate to revise the market benchmark downwards accordingly. Therefore, a lower market benchmark was adopted of the FTSE 21 – 50, excluding financial services. While the share price has been volatile, in the round, this peer group is felt to reflect our overall size and complexity having regard to the increased revenue and increased scope of the Company's international activities.

The Committee felt that setting the total opportunity above the median is appropriate for our CEO as it recognises his high level of experience, with more than 10 years in position, and his delivery of superior returns for all our stakeholders during his tenure. Over the review period, various institutional investor guidelines have been updated to recognised that it may be appropriate to include global (i.e. the US) based companies within benchmark data. The Committee consciously decided not to do this and, consequently, the data used includes an element of conservatism.

The graphs below show how the CEO and CFO compared to the benchmarks selected.

CEO



CFO



Wider workforce remuneration policy

During 2023, the Company had approximately 62,900 colleagues based in 90 countries. We have a broad remuneration policy which reflects the diversity of cultures, legislative environments, employment markets, and the types and seniority of roles that this geographic spread requires. The Company structures colleagues' reward to enable it to recruit and retain the right people, doing the right job for its customers. The following summary provides additional context but does not formally form part of the Policy and may change from time to time.

The Remuneration Committee monitors and reviews the effectiveness of the senior remuneration policy and has regard to its impact and compatibility with remuneration policies in the wider workforce.

The principles that the Company follows include:
• competitive: setting pay with reference to internal relativity and external market practices;
• simple: helping all employees to understand how they are rewarded;
• fair: achieving consistent outcomes through flexible and transparent policies; and
• sustainable: aligning reward to business strategy and performance.

The table below compares the typical wider workforce policy with the proposed 2024 Directors' Remuneration Policy.

	Wider workforce policy	Comparison with 2024 Directors' Remuneration Policy
Base salary	Salaries are set taking into account: • scope and responsibilities of the role; • individual skills and experience; • pay conditions for other colleagues based in the country; and • comparable salaries in companies of a similar size and complexity. Salaries are reviewed on an annual basis and budgets are typically set at a country level, taking into account local differences. Annual salary budgets are set taking into account affordability, economic data including price inflation and unemployment, and market practices.	No difference.
Benefits	Benefits are determined at a country level and are aligned with typical market practice in that country. Eligibility to benefits differs by work level.	No difference.
Pension	Pension benefits are provided in countries where this is a typical market practice. The level of benefit typically differs by work level.	Executive Directors' pensions are in line with the wider workforce for the country they are based in.
Annual bonus	The management team across the Group are eligible to participate in an annual bonus scheme. The scheme has a company and personal element. Payout under the company element is determined by performance against financial targets such as revenue, profit, and cash. Targets are tailored to the area of business responsibility for the management team, rather than based on Group-level outcomes. An individual modifier, based on personal performance, is applied to the bonus outcome under the financial element. Bonus opportunities are differentiated by work level, but are consistent across all countries in the Group at each level. Frontline employees in sales and service are eligible to participate in monthly or quarterly incentives and/or commission schemes.	The Company element and the Group targets work in broadly the same way as the management scheme. The personal element is measured in the same way as the wider workforce, but is calculated as part of the bonus rather than as a modifier. This change was made to align Executive Director bonus design with market practice, following feedback from shareholders about the complexity of the modifier arrangement. The modifier arrangement was retained for the wider management scheme as it is well understood within the Company, and making changes to the bonus scheme at this time was not felt to be optimal. However, it may be relooked at as part of a broader review in the future.
PSP	The management team across the Group are eligible to participate in the Company's PSP. Executive Directors' awards are identical, but are also subject to a two-year holding period. Eligibility is determined by work level and award levels differentiated by grade. Awards are based on a percentage of salary and are subject to the achievement of performance conditions over the three-year performance period. For North American colleagues only, the Company operates a Restricted Share Plan, that was implemented to support the integration of Terminix.	No difference to how the PSP award operate, Executive Directors are subject to an additional two-year holding period.

In conclusion

As shown above, we have listened carefully to the feedback received from our shareholders. We have actioned many of the changes proposed and believe that this proposal offers an approach that recognises the increase in size and complexity of the Company following the Terminix acquisition and rewards our Executive Directors appropriately, while ensuring that they remain incentivised to outperform, due to the proportion of the package weighted to incentives.

Proposed 2024 Directors' Remuneration Policy
continued

This part of the Remuneration Report sets out the proposed 2024 Directors' Remuneration Policy and has been developed taking into account the UK Corporate Governance Code and the views of the Company's major shareholders.

The Policy will be put to a binding shareholder vote at the 2024 AGM, to be held on 8 May 2024 and, subject to shareholder approval, will take formal effect from the conclusion of the AGM. The proposed Policy is broadly consistent with the current Directors' Remuneration Policy which was approved by shareholders at the 2021 AGM. Key areas of difference between the current and proposed policies are set out in the table on pages 152 and 153. The current Directors' Remuneration Policy is available to view on the Company's website at rentokil-initial.com/ investors/governance.

The information provided in this section of the Remuneration Report is not subject to audit.

Base salary

Purpose/link to strategy	To attract and retain executives of the calibre required to implement our strategy.
Operation	Base salaries are payable in cash and are normally reviewed annually. Base salaries are set taking into account: • scope and responsibilities of the role; • external economic environment; • individual skills and experience; • contribution to overall business performance; • pay conditions for other colleagues based in the UK and other regions which are considered by the Remuneration Committee to be relevant for that executive; and • comparable salaries in a cross-section of companies of a similar size and complexity at the time of review – which will be taken into consideration, but not be the key determiner of salary levels.
Levels of payout	Base salaries are set at an appropriate level taking into account the factors described under 'Operation' above and salary increases are considered in this context. The maximum salary level is determined by the Remuneration Committee taking into account these factors. The Remuneration Committee would normally expect percentage pay increases for the Executive Directors to be broadly in line with the wider workforce in relevant regions. However, higher increases may be awarded in certain circumstances, where the Remuneration Committee considers this appropriate, such as: • where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role, then larger increases may be awarded in following years to move salary positioning closer to typical market levels as the executive grows in experience, subject to performance; • where the Executive Director has been promoted or has had a change in responsibilities, salary increases in excess of the above level may be awarded; or • a substantial change in the Company's size or market capitalisation leading to the positioning of an Executive Director's salary falling behind market practice. In exceptional circumstances, where a Non-Executive Director temporarily takes up an executive position, salary increases for the Non-Executive Director may be awarded as appropriate.
Performance measures and period	The payment of salary is not dependent on achieving performance targets, although individual performance is taken into account when setting salary levels and determining any salary increases.

Pension

Purpose/link to strategy	To facilitate Executive Directors' planning for retirement.
Operation	Executive Director pension arrangements are by way of a defined contribution arrangement or through a cash alternative of a similar value, or a combination of the two.
Levels of payout	The maximum contribution will be in line with the wider workforce in the UK, which is currently 3% of base salary, although this rate may change from time to time. Should an Executive Director be appointed in a country other than the UK, a maximum contribution appropriate to that market would be considered.
Performance measures and period	Not applicable.

Benefits

Purpose/link to strategy	To provide market-competitive benefits that support the executive to undertake their role.
Operation	The Company pays the cost of providing the benefits on a monthly, annual, or one-off basis. Benefits are determined taking into account market practice, the level and type of benefits provided throughout the Group, and individual circumstances and the benefits provided may be reviewed from time to time. All benefits are non-pensionable. The main benefits for Executive Directors are currently: • life assurance; • car or car allowance; • family healthcare; • permanent health insurance; and • relocation benefits – in the event that an executive were required to relocate to undertake their role, the Remuneration Committee may provide an additional appropriate level of benefits to reflect the relevant circumstances. Such benefits may be one-off or ongoing in nature. Should an Executive Director be appointed in a country other than the UK, benefits appropriate to that market would be considered. The Remuneration Committee retains the discretion to change the benefits provided (including offering additional benefits) in line with market practice and may include offering participation in any future all-employee share plan.
Levels of payout	Levels of benefits are set in line with market practice. The level of benefits provided varies year on year depending on the cost of the provision of benefits to the Company and therefore it is not meaningful to identify a maximum level of benefits.
Performance measures and period	Not applicable.

Annual bonus

Purpose/link to strategy	To recognise and reward for stretching business performance against annual financial targets and/or personal objectives that contribute to Company performance. To attract and retain executives of the calibre required to implement our strategy and drive business performance. The deferral of an element of the annual bonus into shares provides alignment with shareholders' long-term interests following the successful delivery of short-term targets and supports the balance of achievement of short-term and long-term business performance.
Operation	The annual bonus is paid each year after the Remuneration Committee has reviewed performance against targets, which are set around the beginning of each year for each Executive Director, taking into consideration the underlying performance of the business. Normally no more than 50% of any bonus is generally paid in cash, with the balance deferred in shares under the Deferred Bonus Plan (DBP). Deferred shares typically vest after a period of three years with no further performance conditions. Shares awarded under the DBP are typically awarded as nil-cost options and have an exercise period that extends from the date of vesting to the 10th anniversary of the award being made, although awards may be structured in other ways. If nil-cost options remain exercisable at the 10th anniversary of grant then they will be exercised automatically on a participant's behalf. The Remuneration Committee retains the right to exercise discretion to ensure that the level of bonus payable is appropriate and a fair reflection of the Company's performance. Malus and clawback rules apply to both cash bonus payments and DBP awards (see Malus and Clawback section for details). Deferred shares may be adjusted in accordance with the rules in the event of a variation of the Company's share capital, demerger, special dividend, or similar event that materially affects the price of shares.
Levels of payout	Bonus payouts start to accrue at a level of up to 20% of base salary for meeting threshold levels of performance and a maximum opportunity of 225% of base salary, with an on-target bonus opportunity of no more than 50% of the maximum opportunity. Payouts for performance levels in between these levels will typically be paid on a straight-line basis. Dividend equivalents accrue between grant date and vesting date on shares that vest under the DBP and are normally settled in the form of additional shares.
Performance measures and period	The annual bonus is normally based on the achievement of financial targets and/or personal objectives, although the Committee measures and period may include other strategic priorities. Performance is typically tested over a one-year performance period. The Remuneration Committee reserves the right to set appropriate measures that ensure alignment with business strategy and shareholder interest, subject to the financial measures accounting for at least 75% of the total. Financial measures may be linked to Group performance or the executive's specific area of responsibility, if appropriate. If events happen which cause the Remuneration Committee to consider that a performance condition would not, without alteration, achieve its original purpose, it may amend that performance condition provided that the amended performance condition is materially no less challenging than it would have been had the event not occurred. The Remuneration Committee retains the right to exercise discretion to ensure that the formulaic vesting outcome is appropriate and a fair reflection of the Company's performance.

Performance Share Plan (PSP)

Purpose/link to strategy	To motivate and incentivise delivery of stretching business performance over the long term and to create alignment with growth in value for shareholders. To act as a retention tool for Executive Directors.
Operation	The PSP operates under the rules approved by shareholders in 2016 (and as amended). An award of shares is granted on an annual basis with a face value in line with the multiple of base salary approved by the Remuneration Committee, with vesting subject to the achievement of performance conditions. Shares awarded under the PSP are typically awarded as nil-cost options (although may be structured in other ways) and have an exercise period that extends from the date of vesting to the 10th anniversary of the award being made. If nil-cost options remain exercisable at the 10th anniversary of grant then they will be exercised automatically on a participant's behalf. Award levels and performance conditions are set to support the business's long-term goals and seek to reflect market practice and shareholder guidance. Awards are subject to a two-year holding period post vesting. Directors may sell sufficient shares to pay taxes due related to the award, if required, during this period. Malus and clawback rules apply to shares awarded under the PSP (see Malus and Clawback section for details). Awards may be adjusted in accordance with the rules in the event of a variation of the Company's share capital, demerger, special dividend, or similar event that materially affects the price of shares.
Levels of payout	The maximum regular annual award will be 375% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer and any other Executive Directors. No more than 20% of the award shall vest for meeting threshold levels of performance and 100% of the award shall vest if maximum performance is achieved. Performance between these points will typically be measured on a straight-line basis. Dividend equivalents may accrue between grant date and vesting date or to the end of the holding period on shares that vest under the PSP and are normally settled in the form of additional shares.

Proposed 2024 Directors' Remuneration Policy
continued

Performance measures and period	Awards are subject to the achievement of financial and ESG/strategic measures, with specific measures and weightings set by the Remuneration Committee each year to ensure alignment with the business strategy at the time of grant. However, a minimum weighting of 75% should relate to financial (including TSR) measures. Potential measures include:
	• relative TSR performance; • Organic Revenue Growth; • Adjusted Free Cash Flow conversion; and • ESG measures (colleague retention, customer satisfaction, and vehicle fuel intensity).
	If events happen which cause the Remuneration Committee to consider that a performance condition would not, without alteration, achieve its original purpose, it may amend that performance condition provided that the amended performance condition is materially no less challenging than it would have been had the event not occurred.
	The Remuneration Committee retains the right to exercise discretion to ensure that the formulaic vesting outcome is appropriate and a fair reflection of the Company's performance.

Shareholding guidelines

Purpose/link to strategy	Encourages greater levels of shareholding and aligns Executive Directors' interests with those of shareholders.
Operation	Executive Directors are expected to achieve and maintain a holding of the Company's shares.
	A further post-cessation shareholding requirement will normally apply to Executive Directors (see Termination section for details). For two years following cessation of employment, Executive Directors will be required to hold shares to the value of the shareholding guideline that applied at the cessation of their employment unless the Remuneration Committee exceptionally determines otherwise; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.
Levels of payout	Chief Executive: 400% of salary; Chief Financial Officer and other Executive Directors: 300% of salary. To be achieved within five years of appointment or other significant event.
Performance measures and period	Not applicable.

Illustration of proposed Directors' Remuneration Policy for 2024

The charts opposite provide an illustration of what could be received by each of the Executive Directors in 2024, including how a 50% increase in the share price could impact what they receive.

These charts are illustrative, as the actual value that will be received will depend on business performance in 2024 for the bonus and in the three-year period to 2027 for the PSP, as well as share price performance to the date of exercise for awards made under the DBP and the PSP.

Our remuneration arrangements are designed so that a significant proportion of pay is dependent on the delivery of short and long-term goals that are aligned with our strategic objectives and the creation of shareholder value.

Key

● **Fixed pay**
Includes all elements of fixed remuneration, which includes base salary, pension and benefits. The amounts are based on the proposed new salary levels from 1 July 2024 and assume a full year at this level.

● **Annual bonus including Deferred Bonus Plan (DBP)**
Represents the potential value of the annual bonus for 2024, as shown on page 150. 50% of any bonus would be deferred into shares for three years and this is included in the value shown.

● **Performance Share Plan (PSP)**
Represents the potential value of the PSP to be awarded in 2024 (375% of salary for the CEO and 300% of salary for the CFO), which would vest in 2027 subject to performance against the targets disclosed on page 151. Awards would be held for a further two years.

● **50% share price growth**
Represents the potential impact of a 50% share price increase. This has been applied to the PSP.

Chief Executive – Andy Ransom



Chief Financial Officer – Stuart Ingall-Tombs



Measures and targets

All the performance measures selected, both in the financial and ESG/strategic categories, support the delivery of short and long-term financial performance of the business and shareholder value creation. Targets are set each year based on stretching internal budgets, and achieving or exceeding these targets will both return value to shareholders and reward the executive team for delivery.

The annual bonus measures are reviewed annually to focus on delivery of key financial targets and strategic goals for the forthcoming year, as well as key strategic or operational goals relevant to the individual. Over the long term, PSP performance measures are focused on generating returns to shareholders through the relative TSR measure and other measures focus on improving business performance.

Malus and clawback

Malus and clawback rules apply to the Executive Directors' incentive arrangements. Under these provisions, the Remuneration Committee at their discretion may reduce bonus payments in respect of the current year or future years and have the ability to scale back awards that have not yet vested under the Company's PSP or DBP (potentially to nil) in the event of:

• a material misstatement of the Company's audited results for the current year or prior years;

• the discovery that an assessment of performance connected to the award (including relating to the original bonus amount for the DBP) was based on misleading or inaccurate information;

• there has been fraud or gross misconduct, or circumstances which, in the opinion of the Remuneration Committee, would entitle the Company or any other member of the Group to summarily dismiss the individual;

• in the case of Malus only, actions which result in serious reputational damage or corporate failure affecting any part of the Group; or

• in the case of malus only, circumstances where the Remuneration Committee, in its discretion, considers that this treatment is appropriate.

For bonus, a clawback provision exists to give the Remuneration Committee, in the same circumstances to malus, the ability to recover sums already paid for up to two years after bonus determination.

For PSP, a clawback provision exists to give the Remuneration Committee, in the same circumstances as malus, the ability to recover sums already paid for up to five years from the grant date.

In addition, a separate clawback policy applies as required to comply with SEC regulations in the US.

The Committee reserves the right to amend the various malus and clawback provisions from time to time where it considers that to be appropriate and in line with wider practice elsewhere.

Use of discretion

The Remuneration Committee is cognisant of its responsibility to make informed and thoughtful decisions on remuneration that are both balanced and in the long-term interests of the business and shareholders and, where necessary, will apply discretion to remuneration targets or outcomes that would otherwise be inappropriate.

In addition, the Remuneration Committee also retains the right to apply discretion in the operation and administration of the incentive plans. This includes, but is not limited to, the following areas: setting appropriate performance conditions, weightings and targets from year to year for the PSP and annual bonus, the timing of PSP and DBP grants, the timing of annual bonus payments, the size of PSP awards granted, and determining the treatment of leavers.

Any discretion applied will be in accordance with the respective plan rules (or relevant documentation) and within the limits of the Policy.

Recruitment

Executive Directors

The Remuneration Committee's key principle when determining appropriate remuneration arrangements for a new Executive Director (whether appointed from within the organisation or externally) is to ensure that arrangements are in the best interests of both the Company and its shareholders, without paying more than is considered necessary by the Remuneration Committee to recruit an executive of the required calibre to develop and deliver the business strategy. When determining appropriate remuneration arrangements, the Remuneration Committee will take into account all relevant factors. These factors may include (among others):

• the level and type of remuneration opportunity being forfeited;

• the jurisdiction the candidate was recruited from and whether any relocation is required;

• the skills, experience, and calibre of the individual;

• the circumstances of the individual; and

• the current external market and salary practice, including market practice on additional benefits.

The Remuneration Committee would comply with the terms of the Remuneration Policy outlined in the table on pages 156 to 158.

In addition, if necessary, it may make awards on appointing an Executive Director to 'buy out' remuneration terms forfeited on leaving a previous employer. In doing so, the Remuneration Committee will take account of relevant factors, including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the time over which they would have vested. Generally, buy-out awards will be made on a comparable basis to those forfeited but, in any event, will reflect those terms in some way (e.g. through a more substantial discount to the amount).

In the event of recruitment, the Remuneration Committee may grant awards to a new Executive Director under Listing Rule 9.4.2R, which allows for the granting of awards, to facilitate, in unusual circumstances, the recruitment of an Executive Director, without seeking prior shareholder approval or under other appropriate Company share plans. The use of Listing Rule 9.4.2R will be limited to granting buy-out awards only.

In the event that an internal candidate was promoted to the Board, legacy terms and conditions may be honoured, including any outstanding incentive awards and the exercise of any discretion in connection with such payments. Similarly, if an Executive Director is appointed following the Company's acquisition of or merger with another company, legacy terms and conditions would be honoured; however, steps would be taken to align with the Policy over time.

In the event of the appointment of a new Chair of the Board or Non-Executive Director, remuneration arrangements will normally reflect the Policy outlined on page 150.

The Remuneration Committee's intention is that timely disclosure of the remuneration structure of any new Executive Director or Chair of the Board will be made by the Company wherever practical.

Directors' service agreements – Executive Directors

Executive Directors are employed on permanent contracts, which are terminable on 12 months' notice by either party. A description of the payment in lieu of notice provisions can be found below. The Company's policy in respect of the notice periods for the termination of Executive Directors' contracts conforms to the UK Corporate Governance Code. The remuneration and contractual arrangements for the Executive Directors and senior management do not contain any matters that are required to be disclosed under the Takeover Directive. The contracts of service for Executive Directors are available for inspection by shareholders at the Company's registered office.

Proposed 2024 Directors' Remuneration Policy
continued

Termination

When an Executive Director leaves the business on the basis of mutual agreement, the Remuneration Committee will determine an appropriate payment taking into account the circumstances of leaving, but any payment will be no more generous than that for leavers by reason of disability, ill health, retirement, redundancy, death, or sale of an individual employing business.

Base pay and benefits

Executive Directors are entitled to a payment in lieu of notice equal to base pay and the value of benefits only for the duration of the remaining notice period, subject to mitigation. The Company has the ability to terminate Executive Directors' employment, in the event of a prolonged mental or physical incapacity to carry out his/ her Company duties and without notice (summary dismissal), in the event of gross misconduct or being disqualified to act as a Director. Appropriate medical benefits may still be provided in the case of prolonged mental or physical incapacity.

Other

Executive Directors may be entitled to other payments including, but not limited to, costs of appropriate repatriation/relocation, outplacement, settlement agreement, non-compete agreement, legal and/or tax and other relevant professional costs. The Remuneration Committee would look to ensure that the level of these costs/benefits was reasonable and in the best interests of shareholders.

Bonus including Deferred Bonus Plan (DBP)

Cash bonus

In the event of retirement, death, disability, redundancy, change of control, sale of the employing company, or any other circumstance at the discretion of the Remuneration Committee, Executive Directors may receive a bonus payment for the year in which they cease employment. This payment will normally be pro-rated for time and performance; however, the Remuneration Committee retains the discretion to review overall business and individual performance and determine that a different level of bonus payment is appropriate.

Otherwise, generally, Executive Directors must be employed at the date of payment to receive a bonus. In certain circumstances, the Remuneration Committee may determine that a bonus payment may be due to reflect performance and contribution to the point of cessation.

DBP – leaving before date of vest

Deferred bonus shares will normally vest in full following completion of the three-year vesting period, unless the Committee determines in its absolute discretion that vesting will be accelerated. Participants will have six months from the date of vest to exercise.

The vesting of awards will be accelerated in the event of death and there will be a period of 12 months from death to exercise (or up to 24 months if the Remuneration Committee so determines).

DBP – leaving after date of vest

The Executive Director will normally have six months in which to exercise their awards from the date of leaving (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

Performance Share Plan (PSP)

Leaving before the end of the performance period

In the event of ill health, disability, death, retirement, redundancy, change of control, sale of the employing company, or any other circumstance at the discretion of the Remuneration Committee, awards will vest on the original vesting date on a time-apportioned basis (unless the Remuneration Committee determines otherwise). Performance will be measured at the end of the original performance period. Participants will have six months from the end of the holding period to exercise.

At the Remuneration Committee's discretion in the event of ill health, disability, or death (or in the event of any other exceptional circumstance if it determines), awards can vest early on a time-apportioned basis. In this circumstance, performance will be measured to the early vesting date. Participants will have six months from leaving to exercise (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

If participants leave for any other reason before the end of the performance period, their award will lapse on termination.

Leaving after the end of the performance period

Any awards in the two-year holding period will be available to exercise following completion of the two-year holding period. Participants will have six months from the latest of the end of the holding period or the leaving date to exercise (12 months for death (or up to 24 months if the Remuneration Committee so determines)).

Post-cessation shareholding requirement

For two years following the cessation of employment, Executive Directors will normally be required to hold shares to the value of the shareholding guideline that applied at the cessation of their employment; or, in cases where the individual has not had sufficient time to build up shares to meet their guideline, the actual level of shareholding at cessation.

The post-cessation shareholding requirement is to be satisfied from shares vesting under the DBP and PSP from grants from 2021 onwards. On exercise, sufficient shares may be sold to cover taxes due, but until the shareholding requirement is met the remaining shares will be held by the Company in nominee/escrow for the benefit of the Director.

If the Executive Director has met the shareholding requirement through other means, with the exception of shares bought with their own funds, and the above approach results in a shortfall at the date of leaving, the Executive Director will be required to transfer the appropriate number of shares into the nominee/escrow in order to meet the requirement.

In the event of ill health, disability, or death (or in the event of any other exceptional circumstance that the Remuneration Committee determines), the post-cessation shareholding requirement will not apply.

Chair of the Board and Non-Executive Directors

Fees

Approach

Non-Executive Directors' remuneration is determined by the Board on the recommendation of the Non-Executive Directors' Terms Committee of the Board (comprising the Chair of the Board, the Chief Executive, and the Chief Financial Officer) within the limits set by the Articles of Association. Non-Executive Directors' fees are set at a level which is considered appropriate for the calibre of individual required to support the delivery of business strategy and taking into account skills, experience, time commitment, and independent surveys of fees paid to Non-Executive Directors of similar companies.

Fees for the Chair of the Board are determined by the Board based on external remuneration advice and considered by the Remuneration Committee taking into account typical fee arrangements at other companies of a similar size and complexity, the time commitment required to fulfil the role, and the calibre of the individual required. Fees are reviewed at appropriate intervals.

Details

Non-Executive Directors' fees are payable in cash and currently consist of a basic fee plus additional fees payable to:
• the Senior Independent Director; and
• the Board Committee Chairs.

Additional fees may be paid to Non-Executive Directors on an ongoing or temporary basis if there is a change in their responsibilities or a significant increase in the time commitment required from them to fulfil their role or to remain competitive.

The fees for Non-Executive Directors, including the Chair of the Board, shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by special resolution determine, as set out in the Company's Articles of Association.

Other items

No element of Non-Executive Director remuneration is performance-related.

The Chair of the Board and the Non-Executive Directors do not participate in any of the Company's incentive schemes, nor are they eligible to join the Company's pension scheme.

The Non-Executive Directors do not currently receive any other benefits. However, benefits may be provided in the future if, in the view of the Non-Executive Directors' Terms Committee (for Non-Executive Directors or the Remuneration Committee for the Chair of the Board), this was considered appropriate. Non-Executive Directors who are based outside the UK may be provided with support in relation to their tax reporting.

Letters of appointment

Non-Executive Directors

The Non-Executive Directors are each appointed by a letter of appointment and either party may terminate the appointment on three months' written notice. The Non-Executive Directors are subject to annual re-election at the AGM and are generally not expected to serve for a period exceeding nine years. See pages 99 to 101 for details of their appointment dates.

Chair of the Board

The Chair of the Board has a letter of appointment setting out his responsibilities for the management of the Board. The Chairman's contract may be terminated by either party on six months' notice, notwithstanding a requirement for annual re-election at the AGM.

Copies of the Chair of the Board and Non-Executive Directors' letters of appointment are available for inspection by shareholders at the Company's registered office.

Remuneration Policy – other information

Change of control

If the Company is taken over or wound up, PSP awards may vest by reference to the extent to which the performance conditions are met and on a time pro-rated basis (calculated on a monthly basis) unless, in the case of pro-rating, the Remuneration Committee decides otherwise. Outstanding PSP awards may be vested automatically on a change of control on the participants' behalf. Typically salaries and bonuses will be paid to the date of change of control.

DBP awards shall vest in full. If participants are offered, and consent to, an equivalent award in the new company, they will not vest and instead will be exchanged for a new award. Participants have one month from the change of control date to exercise their award; any options that are not exercised at the end of that period will be automatically exercised.

Legacy arrangements

The Remuneration Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments), notwithstanding that they are not in line with the Policy set out above, where the terms of the payment were agreed:
• before the date the Company's first Directors' Remuneration Policy approved by shareholders in accordance with section 439A of the Companies Act 2006 came into effect;
• before the Directors' Remuneration Policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors' Remuneration Policy in force at the time they were agreed; or
• at a time when the relevant individual was not a Director of the Company and, in the opinion of the Remuneration Committee, the payment was not in consideration for the individual becoming a Director of the Company. For these purposes, 'payments' includes the Remuneration Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are 'agreed' at the time the award is granted. The Remuneration Committee may make minor amendments to the Directors' Remuneration Policy (for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation) without obtaining shareholder approval for that amendment.

UK Corporate Governance Code provisions

As part of the review of the Policy and approving the Directors Remuneration Report, the Remuneration Committee has addressed the factors set out in Provision 40 of the UK Corporate Governance Code as set out below:
• **Clarity** – When considering and structuring any element of remuneration, the Remuneration Committee aimed to be as straightforward and transparent as possible. It also looked to ensure that the remuneration vehicles used were clear and understandable and the targets, outcomes and any other decisions are able to be communicated in an open and detailed way. In addition, the Remuneration Committee has endeavoured to ensure that, in approving the Directors' Remuneration Report, they are providing an extensive and clear picture of the remuneration arrangements and decisions undertaken each year. For instance, full details are shared about the Committee's assessment of the consideration given to shareholder experience when assessing the incentive outcomes for 2023 (see pages 142 and 144).
• **Simplicity** – When determining the structure and mechanisms of remuneration packages, consideration was given to ensuring that complexity was avoided and that both our colleagues and our shareholders would be able to easily understand the rationale for and the operation of any incentive.
• **Risk** – The Remuneration Committee has a history of restraint and closely monitors remuneration structures and outcomes in relation to the strategy and financial performance, in order to ensure that only appropriate behaviour is incentivised and rewards are not excessive. The Committee has shown a willingness to apply discretion to adjust targets upwards where it has felt it is appropriate, and outcomes could otherwise misalign with performance and therefore create a risk to the business and shareholders (see page 135). Risk is also considered in the context of the Group's wider risks (see Risks and Uncertainties on pages 87 to 93).
• **Predictability** – The Remuneration Committee encourages and oversees the use and replication of our annual bonus and PSP schemes globally and deep into the organisation, ensuring colleagues understand and become familiar with how we recognise and reward performance, by keeping plan designs and metrics consistent from year to year, and that as many people as possible share in the success of the organisation. Remuneration structures, including grading and reward programmes, are consistently applied and appropriate at each level of the organisation.
• **Proportionality** – The Remuneration Committee seeks to ensure that remuneration payouts awarded to the Executive Directors, the ELT, and the wider workforce are consistent with performance outcomes and with the experience felt by shareholders. The Committee considers carefully the stretch built into targets and ensures that outcomes linked to certain levels of performance are stretching, while achievable, and therefore motivating for colleagues, as well as satisfying shareholder expectations.
• **Alignment with culture** – The Remuneration Committee strives to ensure that remuneration arrangements drive both financial and non-financial performance, as well as behaviours consistent with our purpose, values, and vision. Details of our culture can be found on page 5. Our colleagues are integral to our business model as set out on pages 14 to 15 and pages 69 to 70 and as such the Remuneration Committee has regard to the balance of fixed and variable pay to ensure the right level of reward and incentive is available to both recruit and retain the talent needed to deliver our long-term strategic plan. Relevant ESG focused measures have also been built into the PSP.

Independent Auditors' Report
to the members of Rentokil Initial plc

Report on the audit of the financial statements

Opinion
In our opinion:

- Rentokil Initial plc's Group financial statements and Parent Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2023 and of the Group's profit and the Group's cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report, which comprise: the Consolidated and Parent Company Balance Sheets as at 31 December 2023; the Consolidated Statement of Profit or Loss and Other Comprehensive Income, the Consolidated and Parent Company Statements of Changes in Equity and the Consolidated Cash Flow Statement for the year then ended; and the Notes to the Group and Parent Company financial statements, which include a description of the Material accounting policies and the Related Undertakings.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB
As explained in note Material accounting policies to the financial statements, the Group, in addition to applying UK-adopted international accounting standards, has also applied international financial reporting standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in Note A8, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach
Overview
Audit scope
- We performed full scope audits at six components across North America, Europe (including LATAM), the UK & Sub-Saharan Africa and Pacific as well as a full scope audit at one corporate component. We performed specific audit procedures at three components in North America and Europe (including LATAM).
- The territories where we conducted audit procedures, together with work performed at corporate functions and at the Group level, accounted for approximately: 72% of the Group's revenue and 71% of the Group's Adjusted Profit before Tax. One full scope component in the US and the full scope component in France comprise sub consolidations; in calculating these coverage levels we have taken 100% coverage from the full scope audits performed in these locations.
- Certain Parent Company account balances were included in scope for the audit of the consolidated financial statements. However, we determined that the Parent Company did not require a full scope audit of its complete financial information for the purposes of the audit of the consolidated financial statements.

Key audit matters
- Carrying value of goodwill (Group)
- Valuation of termite damage claims provision (Group)
- Carrying value of investments (Parent Company)

Materiality
- Overall Group materiality: £38.0m (2022: £26.0m) based on 5% of the Group's Adjusted Profit before Tax.
- Overall Parent Company materiality: £79.0m (2022: £80.8m) based on 1% of total assets.
- Performance materiality: £25.0m (2022: £19.5m) (Group) and £51.0m (2022: £60.6m) (Parent Company).

The scope of our audit
As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters
Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Valuation of customer list and indefinite-lived brand intangible assets acquired as part of the Terminix acquisition, which was a key audit matter last year, is no longer included because the acquisition of Terminix completed in 2022 and there have been no changes to the initial purchase accounting for the customer list and indefinite-lived brand intangible assets in 2023. Otherwise, the key audit matters below are consistent with last year.

Key audit matter	How our audit addressed the key audit matter
Carrying value of goodwill (Group) Refer to the Audit Committee Report and Note B2 in the financial statements. The Group recorded £5,016m of goodwill at 31 December 2023 (2022: £5,100m). As required by IAS 36, management has performed its annual goodwill impairment assessment on the Group's cash generating units (CGUs). Goodwill is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount of a CGU is determined based on the higher of its value-in-use and fair value less costs of disposal. The value-in-use is dependent on estimates of future cash flows of the underlying CGUs which inherently involves management estimation and there is a risk that if the Group does not achieve these cash flow estimates it could give rise to impairment charges. The estimates principally relate to the revenue growth rate, operating profit margin, discount rate and long-term growth rate. These assessments also include the costs associated with the effects of climate change, including the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. Management has recorded impairment charges totalling £3m in 2023 (2022: £22m). The charge has been excluded from the Group's adjusted performance measures consistent with the Group's policy.	Management prepared value-in-use impairment models for all CGUs with goodwill in excess of £5m at 31 December 2023. We obtained management's value-in-use models and tested the mathematical integrity. We evaluated the determination of the Group's CGUs and we utilised our in-house valuation experts to evaluate the appropriateness of the methodology used in both the impairment models and to calculate the discount rates. We validated the carrying amounts of the net assets subject to impairment testing to the underlying accounting records. We have corroborated the long term growth rates and tax rates to third party sources and revenue growth rates to third party industry research and challenged management where inconsistencies were noted. We compared the cash flows used in the impairment models to the Board approved budget and strategic plan which include the estimated costs associated with climate change. We modelled the break even point for revenue growth in the final year of the models, terminal operating profit margin and discount rate assumptions. We assessed management's historical accuracy of budgeting and forecasting at the Group level. We benchmarked implied multiples required to cover the carrying value of the net assets of each CGU to Rentokil's average transaction multiples for acquired businesses during the year. Based on these procedures, we have performed additional procedures on eight CGUs where the headroom between the value-in-use and the carrying value of the CGUs was lowest and those CGUs that are more sensitive to reasonably possible changes in key assumptions that could cause impairment. For the eight CGUs, we used our in-house valuation experts to challenge the discount rates used by management. At the CGU level, we evaluated the historical accuracy of management's budgeting and forecasting and we compared the revenue growth and operating profit margins to historical actuals and business cases for those entities that were acquired in the past two years. We performed additional sensitivities to assess whether further testing was required and whether additional disclosures should be provided in the financial statements. Consistent with the prior year, management's value-in-use model shows limited headroom for the India CGU. Management has undertaken a fair value less costs of disposal exercise with the support of two third party valuation specialists and using internal valuation benchmarks. We have reviewed the third party valuation reports and held discussions with one of the third parties. We recalculated the average multiple historically paid by Rentokil. We challenged management on the consistency of the valuations derived as well as management's estimate of the costs of disposal. We considered whether the disclosures in Note B2 complied with IAS 1 and IAS 36. Based on the procedures performed, we noted no material issues arising from our work.

Key audit matter	How our audit addressed the key audit matter
Valuation of termite damage claims provision (Group) Refer to the Audit Committee Report and Note A6 in the financial statements. With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on customers existing at the acquisition date, for which a provision has been estimated. The liability arises where a termite infestation occurs, resulting in damage to a property under a termite contract. An additional provision is recognised for all new customers taken on since the acquisition date. Given the quantum of the provision for new customers our audit procedures focused on the provision for customers existing at the acquisition date. The provision amounted to £260m at 31 December 2023 and £321m at 31 December 2022 after a retrospective adjustment to increase the acquired provision by £18m to reflect measurement period adjustments relating to the Terminix acquisition in accordance with IFRS 3. The valuation of the termite damage claims provision requires significant management estimation as it is dependent on a number of significant assumptions including the volume and value of future claims, customer churn rate and discount rate.	We obtained management's valuation model and tested the mathematical integrity. We evaluated the appropriateness of the methodology used in the valuation model and utilised our in-house valuation experts to challenge the discount rate. We challenged whether the retrospective adjustment to the provision was in line with the requirements of IFRS 3 including whether it reflected new information obtained by management about the facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. We tested the completeness and accuracy of the number of customers included in the provision and the historical data that is used to estimate the volume and value of future claims. We challenged management on the appropriateness of the historical period over which claim volume and value has been estimated. We performed a number of sensitivities including assessing the impact of using different historical periods to estimate the volume and value of future claims. We challenged management on the appropriateness of applying a consistent customer churn rate as in the prior year and more broadly challenged management on the consistency of assumptions used in the current year versus the prior year. We performed a number of sensitivities. We assessed the appropriateness of management's sensitivity disclosures in Note A6 of the financial statements in relation to the significant estimates and considered whether the disclosures in Note A6 complied with IAS 1 and IAS 37. Based on the procedures performed, we noted no material issues arising from our work.
Carrying value of investments (parent) Refer to Note 4 of the Parent Company financial statements. The Parent Company holds investments amounting to £4,438m at 31 December 2023 (2022: £4,415m). As required by IAS 36, management has assessed if there is any indication that the investments balance may be impaired at the reporting date. If any such indication exists, the entity shall estimate the recoverable amount of the asset. The assessment of potential impairment indicators involves management judgement. No impairment indicators were identified by management at the reporting date and no impairment charge has been recorded in 2023.	We obtained management's assessment of potential impairment indicators. We challenged management on the completeness of their assessment by comparing the items assessed with those required to be considered per the requirements of IAS 36 and our knowledge of the business. Management's assessment included comparing the Group's market capitalisation at 31 December 2023, which we verified to an external source, to the Parent Company's net assets. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

We performed full scope audits in respect of six components across North America, Europe (including LATAM), the UK & Sub-Saharan Africa and Pacific as well as a full scope audit at one corporate component. Of these, we identified two financially significant components in the US (part of the North America segment) and three material components in the UK (part of the UK & Sub-Saharan Africa segment), Australia (part of the Pacific segment) and the corporate component. The remaining full scope component was included in Group audit scope to achieve appropriate audit coverage. We also undertook specific audit procedures on three components in North America and Europe (including LATAM).

In establishing the overall approach to the Group audit, we determined the type of work that needed to be performed by us, as the Group engagement team, or by component auditors within PwC UK and from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole.

In addition to instructing and reviewing the reporting from our component audit teams, we conducted file reviews for financially significant and material components and participated in key meetings with local management. We also had regular dialogue with component teams throughout the year.

The Group consolidation, financial statement disclosures and corporate functions were audited by the Group engagement team. This included our work over the termite damage claims provision, goodwill, acquisition accounting and taxation. Taken together, the components and corporate functions where we conducted audit procedures accounted for 72% of the Group's revenue and 71% of the Group's Adjusted Profit before Tax. One full scope component in the US and the full scope component in France comprise sub consolidations; in calculating these coverage levels we have taken 100% coverage from the full scope audits performed in these locations. This provided the evidence we needed for our opinion on the Consolidated Financial Statements taken as a whole. This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures, which covered certain of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

Our audit of the Parent Company financial statements was undertaken in the UK and included substantive procedures overall material balances and transactions.

The impact of climate risk on our audit

As part of our audit, we inquired of management to understand and evaluate the Group's risk assessment process in relation to climate change including any changes in the assessment compared to the prior year. We reviewed management's paper which sets out their assessment of climate change risk to the Group and the impact on the financial statements. In evaluating the completeness of the risks identified, we considered any changes in management's paper compared to the prior year assessment and we challenged management on how they considered the potential financial impacts of the Group's net zero commitment in their assessment. We considered the principal risk to relate to the assumptions made in the forecasts prepared by management and used in their assessment of the carrying value of goodwill. In responding to the risks identified, we specifically considered how climate change risk would impact these assumptions including the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. We also read the disclosures in relation to climate change made in the Responsible Business section of the Annual Report to ascertain whether the disclosures are materially consistent with the financial statements and our knowledge from our audit. Our responsibility over other information is further described in the reporting on other information section of this report.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	£38.0m (2022: £26.0m).	£79.0m (2022: £80.8m).
How we determined it	5% of the Group's Adjusted Profit before Tax	1% of total assets
Rationale for benchmark applied	The Group's principal measure of performance is Adjusted Profit before Tax, which excludes one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software) and net interest adjustments, in order to give management and other users of the Annual Report a clearer understanding of the underlying profitability of the business over time. We have utilised this measure in determining our materiality as it is the metric against which the performance of the Group is most commonly assessed by management and reported to shareholders.	Rentokil Initial plc is the ultimate Parent Company which holds the Group's investments. Therefore, the entity is not in itself profit-oriented. The strength of the balance sheet is the key measure of financial health that is important to shareholders, since the primary concern for the Parent Company is the payment of dividends. We therefore consider total assets to be an appropriate benchmark. Certain account balances were included in scope for the audit of the consolidated financial statements and were therefore audited to a materiality level set below overall materiality established for the Group audit. However, we determined that the Parent Company did not require a full scope audit of its complete financial information for the purposes of the audit of the Group financial statements.

Independent Auditors' Report
continued

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was £5.5m to £35.6m.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 65% (2022: 75%) of overall materiality, amounting to £25.0m (2022: £19.5m) for the Group financial statements and £51.0m (2022: £60.6m) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors – the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount in the middle of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above £2.0m (2022: £1.2m) for both the Group and Parent Company audits as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern
Our evaluation of the directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Evaluation of management's base case and downside case scenarios, understanding and evaluating the key assumptions;
- Validation that the cash flow forecasts used to support management's impairment, going concern and viability assessments were consistent;
- Assessment of the historical accuracy and reasonableness of management's forecasting;
- Consideration of the Group's available financing and debt maturity profile;
- Testing of the mathematical integrity of management's liquidity headroom, sensitivity and stress testing calculations; and
- Review of the related disclosures in the Annual Report.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the Directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the Directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information
The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report
In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration
In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement
The Listing Rules require us to review the Directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The Directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The Directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The Directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and
- The Directors' statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the Directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the Directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The Directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;

- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and

- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the Directors' statement relating to the Parent Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit
Responsibilities of the Directors for the financial statements
As explained more fully in the Statement of Directors' responsibilities in respect of the financial statements, the Directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the Listing Rules, health and safety regulations, adherence to data protection requirements in the jurisdictions in which the Group operates and holds data and compliance with anti-bribery and corruption legislation in the jurisdictions in which the Group operates, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and taxation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate the financial performance of the Group and management bias in accounting estimates and judgements. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

- Discussions with management, Internal Audit and the Group's legal counsel, including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;

- Evaluation of the effectiveness of management's controls designed to prevent and detect irregularities;

- Identification and testing of significant journal entries;

- Assessment of matters reported on the Group's whistleblowing helpline and the results of management's investigation of such matters;

- Testing of assumptions and judgements made by management in making significant accounting estimates; and

- Reviewing financial statement disclosures and testing to supporting documentation.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report
This report, including the opinions, has been prepared for and only for the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Independent Auditors' Report
continued

Other required reporting

Companies Act 2006 exception reporting
Under the Companies Act 2006 we are required to report to you if, in our opinion:

• we have not obtained all the information and explanations we require for our audit; or

• adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

• certain disclosures of Directors' remuneration specified by law are not made; or

• the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment
Following the recommendation of the Audit Committee, we were appointed by the members on 12 May 2021 to audit the financial statements for the year ended 31 December 2021 and subsequent financial periods. The period of total uninterrupted engagement is three years, covering the years ended 31 December 2021 to 31 December 2023.

Other matter

In due course, as required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements will form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report will be prepared using the single electronic format specified in the ESEF RTS.

Neil Grimes (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors

London
7 March 2024

Financial Statements









Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

	Notes	2023 £m	2022 £m	2021 £m
Revenue	A1	**5,375**	3,714	2,957
Operating expenses	A7	**(4,711)**	(3,373)	(2,610)
Net impairment losses on financial assets		**(39)**	(24)	–
Operating profit	A1	**625**	317	347
Finance income	C9	**48**	49	4
Finance cost	C8	**(189)**	(79)	(34)
Share of profit from associates net of tax	B6	**9**	9	8
Profit before income tax		**493**	296	325
Income tax expense[1]	A12	**(112)**	(64)	(62)
Profit for the year		**381**	232	263
Profit for the year attributable to:				
Equity holders of the Company		**381**	232	263
Non-controlling interests		**–**	–	–
Other comprehensive income:				
Items that are not reclassified subsequently to the income statement:				
Remeasurement of net defined benefit liability	A10	**–**	2	1
Items that may be reclassified subsequently to the income statement:				
Net exchange adjustments offset in reserves		**(352)**	(232)	(18)
Net gain/(loss) on net investment hedge		**109**	(68)	15
Cost of hedging		**9**	(2)	(1)
Effective portion of changes in fair value of cash flow hedge		**3**	(6)	13
Tax related to items taken to other comprehensive income	A14	**6**	11	2
Other comprehensive income for the year		**(225)**	(295)	12
Total comprehensive income for the year		**156**	(63)	275
Total comprehensive income for the year attributable to:				
Equity holders of the Company		**156**	(63)	275
Non-controlling interests		**–**	–	–
Earnings per share attributable to the Company's equity holders:				
Basic	A2	**15.14p**	11.57p	14.16p
Diluted	A2	**15.07p**	11.51p	14.10p

All profit is from continuing operations.

1. Taxation includes £106m (2022: £58m; 2021: £50m) in respect of overseas taxation.

Consolidated Balance Sheet
At 31 December

	Notes	**2023** **£m**	Retrospectively adjusted 2022[1] £m
Assets			
Non-current assets			
Intangible assets[1]	B2	**7,042**	7,303
Property, plant and equipment	B3	**499**	495
Right-of-use assets[1]	B4	**452**	449
Investments in associated undertakings[1]	B6	**44**	63
Other investments	C4	**21**	23
Deferred tax assets	A14	**43**	43
Contract costs[1]	A1	**224**	215
Retirement benefit assets	A10	**3**	3
Trade and other receivables	A3	**45**	90
Derivative financial instruments	C6	**57**	21
		8,430	8,705
Current assets			
Other investments	C4	**1**	1
Inventories	A4	**207**	200
Trade and other receivables[1]	A3	**880**	830
Current tax assets		**33**	36
Derivative financial instruments	C6	**14**	–
Cash and cash equivalents	C3	**1,562**	2,170
		2,697	3,237
Liabilities			
Current liabilities			
Trade and other payables[1]	A5	**(1,144)**	(1,166)
Current tax liabilities		**(48)**	(60)
Provisions for liabilities and charges	A6	**(94)**	(133)
Bank and other short-term borrowings[1]	C2	**(1,134)**	(1,345)
Lease liabilities	B4	**(127)**	(135)
Derivative financial instruments	C6	**(32)**	–
		(2,579)	(2,839)
Net current assets		**118**	398
Non-current liabilities			
Other payables[1]	A5	**(71)**	(90)
Bank and other long-term borrowings	C2	**(3,153)**	(3,574)
Lease liabilities[1]	B4	**(318)**	(325)
Deferred tax liabilities[1]	A14	**(517)**	(513)
Retirement benefit obligations	A10	**(28)**	(30)
Provisions for liabilities and charges[1]	A6	**(357)**	(381)
Derivative financial instruments	C6	**(16)**	(92)
		(4,460)	(5,005)
Net assets		**4,088**	4,098
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	D2	**25**	25
Share premium		**14**	9
Other reserves		**532**	763
Retained earnings		**3,518**	3,302
		4,089	4,099
Non-controlling interests		**(1)**	(1)
Total equity		**4,088**	4,098

1. Goodwill, right-of-use assets, investments in associated undertakings, contract costs, accrued income, accruals, loans, long-term liabilities, lease liabilities, deferred tax liabilities, and provisions have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The Financial Statements on pages 170 to 220 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Stuart Ingall-Tombs on 7 March 2024.

Andy Ransom
Chief Executive

Stuart Ingall-Tombs
Chief Financial Officer

Consolidated Statement of Changes in Equity
For the year ended 31 December

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Non-controlling interests £m	Total equity £m
		Attributable to equity holders of the Company					
At 1 January 2021		18	7	(1,926)	3,031	1	1,131
Profit for the year		–	–	–	263	–	263
Other comprehensive income:							
Net exchange adjustments offset in reserves		–	–	(18)	–	–	(18)
Net gain on net investment hedge		–	–	15	–	–	15
Net gain on cash flow hedge[1]		–	–	13	–	–	13
Cost of hedging		–	–	(1)	–	–	(1)
Remeasurement of net defined benefit liability		–	–	–	1	–	1
Transfer between reserves		–	–	(10)	10	–	–
Tax related to items taken directly to other comprehensive income		–	–	–	2	–	2
Total comprehensive income for the year		–	–	(1)	276	–	275
Transactions with owners:							
Shares issued in the year		1	–	–	(1)	–	–
Acquisition of non-controlling interests		–	–	–	(8)	(2)	(10)
Dividends paid to equity shareholders	D1	–	–	–	(139)	–	(139)
Cost of equity-settled share-based payment plans		–	–	–	10	–	10
Tax related to items taken directly to equity		–	–	–	5	–	5
Movement in the carrying value of put options		–	–	–	(8)	–	(8)
At 31 December 2021		19	7	(1,927)	3,166	(1)	1,264
Profit for the year		–	–	–	232	–	232
Other comprehensive income:							
Net exchange adjustments offset in reserves		–	–	(232)	–	–	(232)
Net loss on net investment hedge		–	–	(68)	–	–	(68)
Net loss on cash flow hedge[1]		–	–	(6)	–	–	(6)
Cost of hedging		–	–	(2)	–	–	(2)
Remeasurement of net defined benefit liability		–	–	–	2	–	2
Tax related to items taken directly to other comprehensive income		–	–	–	11	–	11
Total comprehensive income for the year		–	–	(308)	245	–	(63)
Transactions with owners:							
Shares issued in the year		6	–	–	–	–	6
Merger relief on acquisition of Terminix Global Holdings, Inc.		–	–	3,014	–	–	3,014
Gain on stock options		–	2	–	–	–	2
Cost of issuing new shares		–	–	(16)	–	–	(16)
Dividends paid to equity shareholders	D1	–	–	–	(122)	–	(122)
Cost of equity-settled share-based payment plans		–	–	–	18	–	18
Tax related to items taken directly to equity		–	–	–	(2)	–	(2)
Movement in the carrying value of put options		–	–	–	(3)	–	(3)
At 31 December 2022		**25**	**9**	**763**	**3,302**	**(1)**	**4,098**
Adjustment on initial application of IFRS 17		**–**	**–**	**–**	**(1)**	**–**	**(1)**
Adjusted balance as at 1 January 2023		**25**	**9**	**763**	**3,301**	**(1)**	**4,097**
Profit for the year		–	–	–	381	–	381
Other comprehensive income:							
Net exchange adjustments offset in reserves		–	–	(352)	–	–	(352)
Net gain on net investment hedge		–	–	109	–	–	109
Net gain on cash flow hedge[1]		–	–	3	–	–	3
Cost of hedging		–	–	9	–	–	9
Tax related to items taken directly to other comprehensive income		–	–	–	6	–	6
Total comprehensive income for the year		–	–	(231)	387	–	156
Transactions with owners:							
Gain on stock options		–	5	–	–	–	5
Dividends paid to equity shareholders	D1	–	–	–	(201)	–	(201)
Cost of equity-settled share-based payment plans		–	–	–	27	–	27
Movement in the carrying value of put options		–	–	–	4	–	4
At 31 December 2023		**25**	**14**	**532**	**3,518**	**(1)**	**4,088**

1. £3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

Shares of £nil (2022: £nil; 2021: £nil) have been netted against retained earnings. This represents 13.0m (2022: 19.6m; 2021: 9.4m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2023 was £57m (2022: £100m; 2021: £55m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity
For the year ended 31 December
continued

Analysis of other reserves

	Capital reduction reserve £m	Merger relief reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2021	(1,723)	–	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	–	–	–	–	(18)	–	(18)
Net gain on net investment hedge	–	–	–	–	15	–	15
Net gain on cash flow hedge[1]	–	–	–	13	–	–	13
Transfer between reserves	–	–	(10)	–	–	–	(10)
Cost of hedging	–	–	–	–	–	(1)	(1)
Total other comprehensive income for the year	–	–	(10)	13	(3)	(1)	(1)
At 31 December 2021	(1,723)	–	–	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	–	–	–	–	(232)	–	(232)
Net loss on net investment hedge	–	–	–	–	(68)	–	(68)
Net loss on cash flow hedge[1]	–	–	–	(6)	–	–	(6)
Cost of hedging	–	–	–	–	–	(2)	(2)
Total other comprehensive income for the year	–	–	–	(6)	(300)	(2)	(308)
Transactions with owners:							
Merger relief on acquisition of Terminix Global Holdings, Inc.	–	3,014	–	–	–	–	3,014
Cost of issuing new shares	–	(16)	–	–	–	–	(16)
At 31 December 2022	**(1,723)**	**2,998**	**–**	**3**	**(511)**	**(4)**	**763**
Net exchange adjustments offset in reserves	–	–	–	–	(352)	–	(352)
Net loss on net investment hedge	–	–	–	–	109	–	109
Net gain on cash flow hedge[1]	–	–	–	3	–	–	3
Cost of hedging	–	–	–	–	–	9	9
Total other comprehensive income for the year	–	–	–	3	(243)	9	(231)
At 31 December 2023	**(1,723)**	**2,998**	**–**	**6**	**(754)**	**5**	**532**

1. £3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. Accordingly, the balance of £10m was transferred back to the retained earnings reserve.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2023 £m	2022 £m	2021 £m
Cash flows from operating activities[1]				
Operating profit		**625**	317	347
Adjustments for:				
– Depreciation and impairment of property, plant and equipment		**154**	148	128
– Depreciation and impairment of leased assets		**120**	106	78
– Amortisation and impairment of intangible assets (excluding computer software)		**175**	118	74
– Amortisation and impairment of computer software		**26**	22	17
– Other non-cash items		**26**	8	6
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):				
– Inventories		**(15)**	(4)	(3)
– Contract costs		**(19)**	(10)	(5)
– Trade and other receivables		**(29)**	5	59
– Trade and other payables and provisions		**(60)**	6	(32)
Interest received		**25**	13	5
Interest paid[2]		**(191)**	(52)	(42)
Income tax paid	A13	**(100)**	(77)	(69)
Net cash flows from operating activities		**737**	600	563
Cash flows from investing activities				
Purchase of property, plant and equipment		**(167)**	(153)	(128)
Purchase of intangible assets		**(44)**	(37)	(32)
Proceeds from sale of property, plant and equipment		**14**	5	7
Acquisition of companies and businesses, net of cash acquired	B1	**(242)**	(1,018)	(463)
Disposal of companies and businesses		**–**	1	–
Disposal of investment in associate	B6	**19**	–	–
Dividends received from associates	B6	**4**	4	4
Net change to cash flow from investment in term deposits		**–**	1	171
Net cash flows from investing activities		**(416)**	(1,197)	(441)
Cash flows from financing activities				
Dividends paid to equity shareholders	D1	**(201)**	(122)	(139)
Acquisition of shares from non-controlling interest		**–**	–	(9)
Capital element of lease payments		**(157)**	(104)	(88)
Cost of issuing new shares		**–**	(16)	–
Cash (outflow)/inflow on settlement of debt-related foreign exchange forward contracts		**(3)**	26	(19)
Proceeds from new debt		**–**	2,383	5
Debt repayments		**–**	(844)	(167)
Net cash flows from financing activities		**(361)**	1,323	(417)
Net (decrease)/increase in cash and cash equivalents		**(40)**	726	(295)
Cash and cash equivalents at beginning of year		**879**	242	551
Exchange losses on cash and cash equivalents		**(7)**	(89)	(14)
Cash and cash equivalents at end of the financial year	C3	**832**	879	242

1. Cash flows from operating activities has been revised in 2023 to show a reconciliation from operating profit to net cash flows from operating activities – part of this reconciliation was previously shown in a separate table in the notes to the financial statements.
2. Interest paid includes the interest element of lease payments of £25m (2022: £10m; 2021: £6m).

Notes to the Consolidated Financial Statements

Material accounting policies

Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with UK-adopted International Accounting Standards (IAS) and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments). Certain financial and equity instruments have been measured at fair value.

Climate change
The Group has engaged in a detailed review of expected climate change impacts on the business and its assets and liabilities, to establish any adjustments required and what disclosure is necessary in the Consolidated Financial Statements for 2023 under a 1.5-2.0°C pathway. The explanation below of how this has been included in the Consolidated Financial Statements should be read in conjunction with the climate change evaluation and risk assessment on page 77.

This process has been completed to ensure material accuracy of the financial reporting, and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items and each element of the Group target to reach net zero by 2040, to identify if any of these items is expected to be materially impacted in a negative or positive way by weather, legislative, societal, or revenue/cost changes. The conclusions of this process have been reviewed and agreed by the Audit Committee and Board on 27 February 2024.

Overall the conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations significantly reduces the risk profile of the Group to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present some opportunities as disclosed on page 79 of this report. Societal and legislative impacts are not felt to have a material impact on any one segment such that we need to break out reporting in a different way to previous years. Judgements are not felt to be significant, though clearly understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the incremental processes undertaken to give extra comfort on the valuations. Management review has concluded that this is the only area that has judgement and potential for material impact, though we conclude that none are necessary, and that no further disclosures are needed beyond this note.

Going concern
The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Consolidated Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include i) a revenue decline of 20% against base budget for six months; ii) a 20% revenue decline for 12 months; and iii) a one-off loss in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Starting with approximately £1.6bn of headroom at December 2023, none of the scenarios required additional external funding above and beyond existing committed facilities, and in the most severe downside scenario, a combination of a 20% revenue decline for 12 months and a one-off loss in the form of a cash loss of £200m, the minimum headroom modelled was c.£1bn before the inclusion of mitigating actions, such as cost savings, adjusting the level of M&A activity, and/or dividends paid, which are all within the Group's control and were used during the COVID-19 pandemic.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Consolidated Financial Statements on a going concern basis.

Consolidation
(a) Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it (i) has power over the entity; (ii) is exposed or has rights to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of these three elements of control.

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Inter-company transactions, balances, and gains and losses on transactions between Group companies are eliminated on consolidation. When less than 100% of the issued share capital of a subsidiary is acquired, and the acquisition includes an option to purchase the remaining share capital of the subsidiary, the anticipated acquisition method is applied where judged appropriate to do so. The judgement is based on the risks and rewards associated with the option to purchase, meaning that no non-controlling interest is recognised. A liability is carried on the balance sheet equal to the fair value of the option to purchase. This is revised to the fair value at each reporting date with differences being recorded in equity.

Where the Group ceases to have control of a subsidiary, the assets and liabilities are derecognised along with any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in the income statement. Any interest retained in the former subsidiary is measured at fair value when control ceases. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests, which may cause the non-controlling interests to have a deficit balance. Consideration in excess of net identifiable assets acquired in respect of non-controlling interests in existing subsidiary undertakings is taken directly to equity.

(b) Associates
Associates are those entities in which the Group has significant influence over the financial and operating policies, but not control. Significant influence is usually presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Associates are accounted for using the equity method and are initially recognised at cost. The Group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group's share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Notes to the Consolidated Financial Statements
continued

Foreign currency translation

(a) Functional and presentation currency
Items included in the Financial Statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of Rentokil Initial plc.

(b) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments or deemed to be quasi-equity, are taken to other comprehensive income. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, or from the translation of monetary assets and liabilities denominated in foreign currencies at reporting period end exchange rates, are recognised under the appropriate heading in the income statement; except when deferred in equity as qualifying net investment hedges or where certain intra-group loans are determined to be quasi-equity (normally not expected to be repaid).

(d) Financial reporting in hyperinflationary economies
During 2023, Ghana, a country in which the Group has operated for many years, was designated as hyperinflationary. The Group also has operations in Argentina, Lebanon, and Turkey, which remain hyperinflationary in 2023.

The IAS 29 rules are applied as follows:
(i) adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii) adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii) adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2023	Index at 31 December 2023
Argentina	1,134.59	3,533.19
Ghana	162.80	200.50
Lebanon	2,045.46	5,978.13
Turkey	1,128.45	1,859.38

Financial instruments
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions.

Financial assets
The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

(a) Amortised cost
Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as fair value through profit and loss), and other investments.

(b) Fair value through other comprehensive income
These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.

(c) Fair value through profit or loss
Financial assets under this classification are assets that cannot be classified in any of the other categories. These assets are measured at fair value and changes to market values are recognised in profit and loss.

Financial liabilities
All financial liabilities are stated at amortised cost using the effective interest rate method except for derivatives, which are classified as held for trading (except where they qualify for hedge accounting) and are held at fair value.

Financial liabilities held at amortised cost include trade payables, deferred consideration, and borrowings.

Sources of estimation uncertainty and significant accounting judgements
The use of estimates, assumptions and judgements in the application of the Group's accounting policies is explained below, with major sources of estimation uncertainty and significant judgements separately identified.

Assumptions and estimation uncertainties
The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the Consolidated Financial Statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the relevant notes for further detail):

(a) Termite damage claim provisions

With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The cash outflow arises when a termite infestation occurs, resulting in damage to a property under a termite contract, that is subsequently remediated by the Group. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate, and discount rates. Starting from the acquisition date, an additional provision is recognised for all new termite customers upon commencement of their contract, based on the estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions are also likely to change. Sensitivity analysis is provided in Note A6.

Significant accounting judgements

Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Consolidated Financial Statements are discussed below:

(a) Useful economic life of brands

The Terminix US brand, acquired in October 2022, has been assessed as having an indefinite useful life. Prior to this acquisition all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and therefore if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. At acquisition, the Terminix brand was valued at £1,292m, which based on a typical 15-year life would result in an annual amortisation charge of £86m.

Other accounting estimates

The Consolidated Financial Statements include other areas of accounting estimates that do not meet the definition of significant accounting estimates or accounting judgements under IAS 1. The recognition and measurement of certain material assets and liabilities are based on assumptions and/or are subject to longer-term uncertainties as follows:

(a) Impairment of goodwill and other assets

The annual review for potential impairment of goodwill and other indefinite-lived intangible assets is primarily based on a value-in-use model. This model uses discounted cash flows to assess whether the goodwill carrying value can be supported or whether impairment is required. The model uses the following assumptions about the future:
• Revenue growth rate
• Operating profit margin
• Discount rate
• Long-term growth rate (inflation)

If the actual outcome is different to the estimated performance, or there is an unfavourable movement in the timing or amount of any of the assumptions used, this could lead to a material adjustment to the carrying amount of the asset within the next financial year. Note B2 explains the impairment review process undertaken in the year.

(b) Self-insurance provisions

The Group self-insurance provision increased significantly through the acquisition of Terminix in October 2022. Self-insurance provisions are valued annually by external actuaries. Although the carrying value of the provision is significant, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year and any impact would be expected to crystallise over the long term. Self-insurance provisions are disclosed in Note A6.

(c) Provisions for uncertain tax positions

The Group holds significant provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group's current tax liabilities reflect management's best estimate of the future amounts of corporation tax that will be settled. However the actual outcome could be significantly different to the estimate made, as the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time-barred. Note A13 discusses in detail why the provisions are taken and explains the estimation uncertainty.

Standards, amendments and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group's Consolidated Financial Statements for the year ended 31 December 2022.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2023:
• introduction of IFRS 17 Insurance contracts (for non-issuers);
• amendments to IAS 8 Definition of accounting estimates;
• amendments to IAS 1 Disclosure of accounting policies; and
• amendments to IAS 12 Deferred tax.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group's Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2022.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Retrospective adjustments to prior year comparatives

In accordance with the requirements of IFRS 3 Business Combinations, 2022 comparative information has been retrospectively adjusted to show the effect of measurement period adjustments arising on the Terminix acquisition during 2023. Further details can be found in note B1 on page 195.

Notes to the Consolidated Financial Statements
continued

A. Operating

A1. Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group's performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into region, category and major type of revenue stream is shown below under segment reporting.

Performance obligations

Revenue recognised over time – contract service revenue

These are mainly full-service contracts, inclusive of equipment, maintenance and consumables as required. The inclusive service is treated as a single performance obligation.

- **Pest Control:** the Group offers a range of services with the most common being general pest maintenance contracts. Under this type of contract the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year, plus any additional call-outs as required; so there is a stand-ready element to the service as well as an ongoing service. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service.

  The Group offers certain termite contracts across a limited number of countries (including North America) where there is a single performance obligation. In these contracts revenue is recognised as the performance obligation is satisfied, which is generally over a short time period of a few days. These contracts include assurance warranties that last for a period of 12 months from the date of service, but the warranty is not considered to be a performance obligation under IFRS 15. These contracts are annual contracts and are therefore recognised as contract service revenue. Some smaller acquired businesses have legacy termite contract terms that do offer service warranties, resulting in a spread of revenues over the contractual year.

- **Hygiene & Wellbeing:** the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables, and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. Also included are contracts relating to interior landscaping, specifically the supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract, any assets on the customer's site are recovered.

- **France Workwear:** the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Revenue recognised at a point in time – job work

These services are short-term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation, with revenue recognised at the point of completion of the work.

- **Pest Control:** an example of this type of revenue in the Pest Control category is bird-proofing which is a one-off installation that, depending on the size of the site, may take between a few days and several weeks to complete. There is a single performance obligation (to install bird-proofing) and the customer is billed, and revenue recognised, at the end of the job.

- **Hygiene & Wellbeing:** this type of revenue is generated, for example, by our Specialist Hygiene team which performs specialist cleaning services such as graffiti removal, deep cleaning of kitchens and washrooms, trauma cleaning, flood or fire damage cleaning, and specialist deep cleaning services. These are usually short-term jobs (less than one week) and usually there is a single performance obligation with revenue recognised on completion of the job.

Revenue recognised at a point in time – sale of goods
Sale of products and consumables relates mainly to the pest distribution businesses, which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing business there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.

The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. Those contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.

The Group makes a charge against revenue for credit notes not yet issued at the balance sheet date.

Contract costs
Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £224m (2022 retrospectively adjusted: £215m; 2021: £75m). The amount of amortisation recognised in the period was £121m (2022: £39m; 2021: £30m) and impairment losses were £nil (2022: £nil; 2021: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract assets and accrued income
Contract assets relate to the Group's right to consideration for performance obligations satisfied, but where further performance obligations need to be satisfied before the customer can be invoiced. Accrued income is recognised where all performance obligations have been satisfied but the customer has yet to be invoiced. A receivable is recognised when all rights to consideration become unconditional, which usually occurs when the Group issues an invoice to the customer. All opening balances have been invoiced during the year.

Contract liabilities
Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments on page 180. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group's Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group's segment reporting. It is the Group's smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Notes to the Consolidated Financial Statements
continued

Revenue and Profit

	Revenue 2023 £m	Revenue[1] 2022 £m	Revenue[1] 2021 £m	Operating profit 2023 £m	Operating profit[1] 2022 £m	Operating profit[1] 2021 £m
North America[2]						
Pest Control	3,201	1,746	1,149	599	297	187
Hygiene & Wellbeing	105	103	142	18	18	29
	3,306	1,849	1,291	617	315	216
Europe (incl. LATAM)						
Pest Control	516	427	350	124	103	92
Hygiene & Wellbeing	344	322	316	52	53	54
France Workwear	221	192	166	39	31	17
	1,081	941	832	215	187	163
UK & Sub-Saharan Africa						
Pest Control[1]	195	182	171	51	47	45
Hygiene & Wellbeing	195	183	183	43	48	49
	390	365	354	94	95	94
Asia & MENAT						
Pest Control	250	231	187	34	34	25
Hygiene & Wellbeing	89	90	84	11	11	11
	339	321	271	45	45	36
Pacific						
Pest Control	124	104	90	22	16	14
Hygiene & Wellbeing	125	123	107	33	32	25
	249	227	197	55	48	39
Central and regional overheads[1]	10	11	12	(121)	(107)	(96)
Restructuring costs	–	–	–	(7)	(12)	(10)
Revenue and Adjusted Operating Profit	5,375	3,714	2,957	898	571	442
One-off and adjusting items				(98)	(136)	(21)
Amortisation and impairment of intangible assets[3]				(175)	(118)	(74)
Operating Profit				625	317	347

1. Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region. During 2023, internal management reporting structures changed and revenue and profit have been represented for 2022 and 2021 under the new structure. As a result of this change, revenue of £5m and operating profit of £1m was moved from UK & Sub-Saharan Africa – Pest Control to central and regional overheads for each year.
2. During 2023 there were impairment losses recognised in North America related to ROU assets of £nil (2022: £17m; 2021: £nil) and related to property, plant and equipment of £nil (2022: £8m; 2021: £nil).
3. Excluding computer software which is included in our segment operating profit measure.

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

	Revenue 2023 £m	Revenue[1] 2022 £m	Revenue[1] 2021 £m	Operating profit 2023 £m	Operating profit[1] 2022 £m	Operating profit[1] 2021 £m
Pest Control[1]	4,286	2,690	1,947	830	497	363
Hygiene & Wellbeing	858	821	832	157	162	168
France Workwear	221	192	166	39	31	17
Total business segments	5,365	3,703	2,945	1,026	690	548
Central and regional overheads[1]	10	11	12	(121)	(107)	(96)
Restructuring costs	–	–	–	(7)	(12)	(10)
Revenue and Adjusted Operating Profit	5,375	3,714	2,957	898	571	442
One-off and adjusting items				(98)	(136)	(21)
Amortisation and impairment of intangible assets[2]				(175)	(118)	(74)
Operating Profit				625	317	347

1. Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region. During 2023, internal management reporting structures changed and revenue and profit have been represented for 2022 and 2021 under the new structure. As a result of this change, revenue of £5m and operating profit of £1m was moved from UK & Sub-Saharan Africa – Pest Control to central and regional overheads for each year.
2. Excluding computer software which is included in our segment operating profit measure.

Revenue from external customers attributed to the UK amounted to £322m (2022: £296m; 2021: £292m), with overseas countries accounting for the balance of £5,053m (2022: £3,418m; 2021: £2,665m). In 2023 the only country accounting for more than 10% of revenue from external customers was the US, totalling £3,220m (2022: £1,786m; 2021: £1,240m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to, or reviewed by, our chief operating decision-maker.

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia, India, and Spain (being the largest countries outside the UK), and for all other countries are:

	Revenue 2023 £m	Non-current assets[1] 2023 £m	Revenue 2022 £m	Non-current assets[1] 2022 £m	Revenue 2021 £m	Non-current assets[1] 2021 £m
UK	322	241	296	192	292	180
USA	3,220	6,734	1,786	7,045	1,240	1,768
France	380	282	338	268	306	234
Australia	181	165	166	132	149	120
India	59	80	58	83	54	81
Spain	72	77	56	76	46	42
Other countries	1,141	683	1,014	688	870	454
Total	**5,375**	**8,262**	3,714	8,484	2,957	2,879

1. Non-current assets include intangible assets, property, plant and equipment, right-of-use assets, contract cost assets, and non-current other receivables.
2. Non-current assets have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition amounting to £12m (see Note B1).

Analysis of revenue by type

	Revenue 2023 £m	Revenue 2022 £m	Revenue 2021 £m
Recognised over time			
Contract service revenue	3,838	2,610	2,009
Recognised at a point in time			
Job work	1,104	724	641
Sales of goods	433	380	307
Total	**5,375**	3,714	2,957

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles[1] 2023 £m	Amortisation and impairment of intangibles[1] 2022 £m	Amortisation and impairment of intangibles[1] 2021 £m
North America	118	59	34
Europe (incl. LATAM)	24	29	14
UK & Sub-Saharan Africa	8	–	9
Asia & MENAT	11	20	7
Pacific	6	4	4
Central and regional	8	6	6
Total	**175**	118	74
Tax effect	**(44)**	(25)	(18)
Total after tax effect	**131**	93	56

1. Excluding computer software.

Notes to the Consolidated Financial Statements
continued

A2. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 18,422 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2023 (31 December 2022: 1,290,294; 31 December 2021: nil).

Details of the calculation of earnings per share are set out below:

	2023 £m	2022 £m	2021 £m
Profit attributable to equity holders of the Company	**381**	232	263
Weighted average number of ordinary shares in issue (million)	**2,516**	2,002	1,858
Adjustment for potentially dilutive shares (million)	**11**	12	8
Weighted average number of ordinary shares for diluted earnings per share (million)	**2,527**	2,014	1,866
Basic earnings per share	**15.14p**	11.57p	14.16p
Diluted earnings per share	**15.07p**	11.51p	14.10p

A3. Trade and other receivables

The Group's trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.

Expected credit loss (ECL) calculations are performed and are used to calculate the provision for impairment of trade receivables. ECL calculations are a probability-weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change, and product or service provided.

Loss allowances are also calculated on other financial assets, although the amounts are generally not significant and the asset is recognised net of the allowance.

There is limited concentration of credit risk with respect to trade receivables due to the Group's customer base being large and diverse. The amount of credit risk with respect to customers is represented by the carrying amount on the balance sheet. The Group policy is that credit facilities for new customers are approved by designated managers at regional level. Credit limits are set with reference to trading history and reports from credit rating agencies where they are available. Where this is not feasible the Group may request payment in advance of work being carried out, or settlement by credit card on completion of the work. There are no trade receivables that would otherwise be past due or impaired whose terms have been renegotiated.

	2023 £m	Retrospectively adjusted 2022[1] £m
Trade receivables	**692**	692
Less: provision for impairment of trade receivables	**(70)**	(70)
Trade receivables – net	**622**	622
Other receivables[2]	**113**	110
Prepayments	**68**	79
Accrued income[1]	**118**	109
Contract assets	**4**	–
Total	**925**	920
Analysed as follows:		
Non-current	**45**	90
Current	**880**	830
Total	**925**	920

1. Accrued income has been retrospectively adjusted in 2022 by a decrease of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2. Other receivables are stated net of loss allowance of £nil (2022: £nil).

All of the Group's provision for impairment relates to trade receivables. Analysis of the Group's provision for impairment of trade receivables is as follows:

	2023 £m	2022 £m
At 1 January	70	50
Exchange differences	(4)	–
Additional provision	48	30
Receivables written off as uncollectable	(38)	(27)
Unused amounts reversed	(8)	(5)
Acquisition of companies and businesses	2	22
At 31 December	**70**	70

The ageing of trade receivables and provision for impairment is as follows:

	Trade receivables 2023 £m	Provision for impairment 2023 £m	Trade receivables 2022 £m	Provision for impairment 2022 £m
Not due	286	(3)	290	(4)
Overdue by less than 1 month	158	(3)	155	(4)
Overdue by between 1 and 3 months	111	(5)	117	(6)
Overdue by between 3 and 6 months	56	(9)	55	(8)
Overdue by between 6 and 12 months	36	(15)	38	(18)
Overdue by more than 12 months	45	(35)	37	(30)
At 31 December	**692**	**(70)**	692	(70)

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	2023 £m	2022 £m
Pound sterling	51	48
Euro	161	159
US dollar	291	301
Other currencies	189	184
Carrying value	**692**	692

Fair value is considered to be equal to carrying value for all trade and other receivables.

A4. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs, and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.

	2023 £m	2022 £m
Raw materials	15	15
Work in progress	3	2
Finished goods	189	183
	207	200

An inventory impairment charge of £3m was recognised in 2023 (2022: £3m). Inventory recognised as an expense during the period was £385m (2022: £280m). Reversals of inventory write-downs during the period were £nil (2022: £nil).

Notes to the Consolidated Financial Statements
continued

A5. Trade and other payables

	2023 £m	Retrospectively adjusted 2022[1] £m
Trade payables	357	351
Social security and other taxes	95	88
Other payables[1]	94	126
Accruals[1]	322	341
Contract liabilities[2]	254	259
Deferred consideration	17	21
Contingent consideration[3]	76	70
Total[1]	**1,215**	1,256
Analysed as follows:		
Other payables[1]	31	51
Deferred consideration	–	1
Contingent consideration[3]	40	38
Total non-current portion[1]	71	90
Current portion[1]	1,144	1,166
Total[1]	**1,215**	1,256

1. Accruals and non-current other payables have been retrospectively adjusted in 2022 by an increase of £4m and £9m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2. Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories our customers are invoiced in advance or simultaneously with performance obligations being satisfied.
3. Contingent consideration includes put option liability of £32m (2022: £45m).

Other than the put options, there are no liabilities in the table above that bear interest or are discounted, and therefore the cash flows are equal to the carrying value of the liabilities. Cash is due to flow between one and five years for all non-current liabilities and not beyond. Fair value is equal to carrying value for all trade and other payables. There is no material difference between the fair value and carrying value for all trade and other payables.

Put options are held following the acquisition of PCI in 2017, where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity. During the year, the seller exercised the first put option, selling 8% of the share capital of the company to the Group, making the Group's total shareholding in PCI 65%.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

The currency split of trade and other payables is as follows:

	2023 £m	Retrospectively adjusted 2022[1] £m
Pound sterling	164	174
Euro	238	241
US dollar[1]	542	576
Other currencies	271	264
Carrying value[1]	**1,215**	1,256

1. Accruals and non-current other payables have been retrospectively adjusted in 2022 by an increase of £4m and £9m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The ageing of trade payables is as follows:

	2023 £m	2022 £m
Less than one year	357	351
Between one and five years	–	–
More than five years	–	–
Total	**357**	351

Maturity analysis for lease liabilities is included in Note B4, and other financial liabilities in Note C6.

A6. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 3.88%-5.25% (2022: 3.5%-5.875%).

	Termite damage claims[1] £m	Self-insurance £m	Environmental[1] £m	Other £m	Total[1] £m
At 1 January 2022	–	37	11	13	61
Exchange differences[1]	(29)	(7)	–	–	(36)
Additional provisions	3	30	–	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	–	(6)	–	(2)	(8)
Acquisition of companies and businesses[1]	354	136	7	1	498
Unwinding of discount on provisions	3	1	–	–	4
At 31 December 2022[1] (retrospectively adjusted)	321	165	16	12	514
At 1 January 2023	**321**	**165**	**16**	**12**	**514**
Exchange differences	**(14)**	**(8)**	**(1)**	**1**	**(22)**
Additional provisions	**15**	**56**	**3**	**7**	**81**
Used during the year	**(73)**	**(44)**	**(2)**	**(7)**	**(126)**
Unused amounts reversed	**–**	**(8)**	**–**	**(3)**	**(11)**
Acquisition of companies and businesses	**–**	**–**	**–**	**1**	**1**
Unwinding of discount on provisions	**11**	**3**	**–**	**–**	**14**
At 31 December 2023	**260**	**164**	**16**	**11**	**451**

	2023 Total £m	Retrospectively adjusted 2022 Total[1] £m
Analysed as follows:		
Non-current	**357**	381
Current	**94**	133
Total	**451**	514

1. Termite damage claim provisions and environmental provisions have been retrospectively adjusted in 2022 by an increase of £18m and £4m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

• Discount rate – The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During 2023, interest rates (and therefore discount rates) have moved up and are at their highest level in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (would decrease/increase the provision by £3m (2022: £3m). Over the 12 months to 31 December 2023, seven-year risk-free rate yields have decreased c.4% from 4.03% to 3.88%.
• Claim value – Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between three months and one year, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by c.£15m (2022: £14m). Over the 12 months to 31 December 2023, as a result of accelerating the clear down of legacy longstanding claims and other macroeconomic factors, in-year costs per claim rose by c.32% (2022: 17%).
• Claim rate – Management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third-party agency, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£15m (2022: £14m), accordingly. Over the 12 months to 31 December 2023 claim rates fell by c.7% (2022: 16%).

Notes to the Consolidated Financial Statements
continued

• Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third-party agency, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£11m up or down (2022: £10m), accordingly. On average over the last 10 years churn rates have moved by +/– c.1.8% per annum (2022: +/-1.2%).

Self-insurance
The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management's assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that all pending claims should settle within the next five years.

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

The amount of expected reimbursement from third-party insurers is £21m and this is included within other receivables in Note A3.

Environmental
The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other
Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

A7. Operating expenses by nature

Operating expenses from continuing operations include the following items:

	Notes	2023 £m	2022 £m	2021 £m
Employee costs	A9	2,506	1,736	1,405
Direct materials and services		900	704	586
Vehicle costs		285	201	146
Property costs		106	82	60
Depreciation and impairment of property, plant and equipment[1]	B3	154	140	128
Amortisation and impairment of intangible assets	B2	201	140	91
One-off and adjusting items[1]	A1	98	136	21
Other operating expenses[2]		461	234	173
Total operating expenses		**4,711**	3,373	2,610

1. One-off and adjusting items includes £nil (2022: £8m; 2021: £nil) of impairment of property, plant and equipment.
2. Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

A8. Auditors' remuneration

	2023 £m	2022 £m	2021 £m
Fees payable to the Company's auditors for the audit of the Parent Company and Group accounts	3	3	2
Audit of accounts of subsidiaries of the Group	5	4	3
Audit-related assurance services[1]	3	2	–
Total audit and audit-related assurance services	**11**	9	5
Non-audit services[2]	–	3	–
Total	**11**	12	5

1. Included in 2023 is an amount of £3m relating to the 2023 reporting on internal financial controls. Included in 2022 is an amount of £2m paid to the Company's auditors in respect of the 2021 PCAOB Group audit required for the purposes of the US registration.
2. 2022 balance relates to accounting specialist fees in respect of the Terminix acquisition.

A9. Employee benefit expense

Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on calculations of achievements of financial performance targets and the best estimate of the obligation to employees related to personal performance criteria being achieved. A liability is recognised where a contractual obligation exists or where past practice indicates that there is a constructive obligation to make such payments in the future.

Holiday pay

Paid holidays are regarded as an employee benefit and as such are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not yet taken.

Termination benefits

Termination benefits are payable when an employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value where the effect of discounting is material.

	2023 £m	2022 £m	2021 £m
Wages and salaries[1]	2,318	1,582	1,225
Social security costs	171	154	138
Share-based payments	27	17	10
Pension costs:			
– defined contribution plans	32	22	31
– defined benefit plans	2	2	1
	2,550	1,777	1,405

1. Including £44m staff costs reported as one-off and adjusting items in Note A1 (2022: £41m).

Monthly average number of people employed by the Group during the year:

	2023 Number	2022 Number	2021 Number
Processing and service delivery	47,387	38,256	34,163
Sales and marketing	7,501	5,993	5,400
Administration and overheads	8,663	7,226	6,468
	63,551	51,475	46,031

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest-paid Director £000	Other Directors £000
2021		
Aggregate emoluments excluding share options	2,661.2	1,444.0
Aggregate gains made by Directors on exercise of share options	916.3	370.6
Aggregate amount receivable under long-term incentive schemes	3,340.0	145.9
	6,917.5	1,960.5
2022		
Aggregate emoluments excluding share options	2,698.7	1,557.5
Aggregate gains made by Directors on exercise of share options	–	233.8
Aggregate amount receivable under long-term incentive schemes	831.9	380.3
	3,530.6	2,171.6
2023		
Aggregate emoluments excluding share options	1,942.3	1,188.4
Aggregate gains made by Directors on exercise of share options	3,729.4	–
Aggregate amount receivable under long-term incentive schemes	1,397.6	485.3
	7,069.3	1,673.7

	2023 Number	2022 Number	2021 Number
Number of Directors accruing retirement benefits			
– defined contribution schemes	–	–	2
Number of Directors exercising share options[1]	1	1	2
Number of Directors receiving shares as part of long-term incentive schemes	2	2	2

1. The highest-paid Director exercised 971,802 (2022: nil; 2021: 163,625) share options during the year.

Notes to the Consolidated Financial Statements
continued

A10. Retirement benefit obligations

Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

Defined contribution pension plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Defined benefit pension plans

A defined benefit pension plan is a plan that defines the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation and age.

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets, less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets, and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.

The largest retirement benefit obligation in the Group is the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of smaller defined benefit and defined contribution schemes operate elsewhere, which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

The assumptions used for the Rentokil Initial Irish Pension Scheme are shown below:

	31 December 2023	31 December 2022
Weighted average %		
Discount rate	**3.5%**	4.2%
Future salary increases	**n/a**	n/a
Future pension increases	**2.3%**	2.6%
Inflation	**2.3%**	2.6%

Risks

The scheme exposes the Company to a number of risks, the most significant of which are:

Asset volatility – Scheme liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, this will create a reduction in the current surplus position. The scheme holds a small proportion of growth assets (equities) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the long-term scheme objectives.

Changes in bond yields – A decrease in corporate bond yields will increase the value placed on the scheme's liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme's bond holdings.

Inflation risk – A decrease in corporate bond yields will increase the value placed on the scheme's liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme's bond holdings.

Life expectancy – The majority of the scheme's obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

For the Rentokil Initial Irish Pension Scheme the expected duration is 16-17 years.

Pension benefits

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

	Present value of obligation 2023 £m	Fair value of plan assets 2023 £m	Total 2023 £m	Present value of obligation 2022 £m	Fair value of plan assets 2022 £m	Total 2022 £m
At 1 January	(65)	38	(27)	(1,313)	1,305	(8)
Current service costs[1]	(1)	–	(1)	(2)	–	(2)
Past service costs[1]	–	–	–	(1)	–	(1)
Settlement gain	–	–	–	4	–	4
Transfer of RIPS annuity policies (buy-out)	–	–	–	1,159	(1,159)	–
Administration expenses[1]	–	–	–	4	(4)	–
Interest on defined benefit obligation/asset[1]	(2)	1	(1)	(5)	5	–
Exchange difference	2	(1)	1	(3)	2	(1)
Total pension income/(expense)	(1)	–	(1)	1,156	(1,156)	–
Remeasurements:						
– Remeasurement gain/(loss) on scheme assets	–	–	–	–	(79)	(79)
– Remeasurement gain/(loss) on obligation[2]	–	–	–	81	–	81
Contributions:						
– Employers	(1)	2	1	(1)	–	(1)
– Benefit payments	7	(5)	2	12	(10)	2
– Refund of surplus	–	–	–	–	(22)	(22)
At 31 December	(60)	35	(25)	(65)	38	(27)
Retirement benefit obligation schemes[3]	(44)	16	(28)	(49)	19	(30)
Retirement benefit asset schemes[4]	(16)	19	3	(16)	19	3

1. Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2. The actuarial movement on the UK scheme comprises remeasurement gain arising from changes in demographic assumptions of £nil (2022: £nil), remeasurement gain arising from changes in financial assumptions of £nil (2022: gain of £82m), and a remeasurement loss arising from experience of £nil (2022: loss of £7m).
3. Benefit plans in an obligation position include plans situated in Thailand, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Sri Lanka, Hong Kong, and Saudi Arabia.
4. Benefit plans in an asset position include plans situated in Australia, Barbados, and Ireland.

Of the £60m (2022: £65m) of obligations in the table above, £20m (2022: £20m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2024 are expected to be less than £1m.

The fair value of plan assets at the balance sheet date is analysed as follows:

	2023 £m	2022 £m
Equity instruments	2	2
Debt instruments – unquoted	15	15
Property	1	–
Other	17	21
Total plan assets	**35**	38

Where available the fair values of assets are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). In other cases the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:
• unquoted debt instruments (level 2);
• interest and inflation rate hedging instruments (level 2); and
• pooled investment funds (level 3).

Other significant assets are valued based on observable market inputs. Other assets primarily consist of cash.

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £34m (2022: £34m). No remeasurement gain or loss was recognised during the year (2022: £2m gain).

Notes to the Consolidated Financial Statements
continued

A11. Share-based payments

Share-based compensation

The Group operates two equity-settled share-based long-term incentive plans (LTIPs): the Performance Share Plan and the Restricted Share Plan. The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value of the Performance Share Plan is determined by reference to option pricing models, principally stochastic and adjusted Black-Scholes models. The fair value of the Restricted Share Plan is determined by reference to an adjusted Black-Scholes model. The charge for both plans is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Performance Share Plan and Restricted Share Plan

The Company has operated a share-based incentive for senior managers worldwide since 2006, initially through a Performance Share Plan, and then in 2023 a Restricted Share Plan was introduced. The main features of the schemes are as follows:
- For Performance Share Plan awards made in 2021, 2022, and 2023, 50% of the award is based on total shareholder return (TSR) and 50% is based on performance against certain strategic and financial measures over the vesting period.
- For Restricted Share Plan awards made in 2023, there are no performance conditions attached.
- The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options made prior to May 2021, this is the value of dividends between grant and exercise.

The total charge for the year relating to equity-settled share-based payment plans was £27m (2022: £18m; 2021: £10m). This includes charges for the Performance Share Plan and Restricted Share Plan of £17m (2022: £9m; 2021: £10m), as well as a transfer of existing long-term incentive plans in Terminix and a non-recurring retention award that were expensed during the period totalling £10m (2022: £9m; 2021: £nil).

A summary of the number of shares in active Performance Share Plans is shown below:

		Share options outstanding					Share options exercisable				
Year of grant	Vesting year	Scheme interest at 1 January 2023	Shares awarded during 2023	Shares lapsed during 2023	Shares vested during 2023	Shares outstanding at 31 December 2023	Shares exercisable at 1 January 2023	Shares vested during 2023	Shares exercised during 2023	Shares lapsed during 2023	Shares exercisable at 31 December 2023
2013	2016	–	495	–	(495)	–	1,042,134	495	(1,032,534)	(10,026)	69
2014	2017	–	14,985	–	(14,985)	–	1,196,188	14,985	(59,322)	–	1,151,851
2015	2018	–	15,985	–	(15,985)	–	1,266,518	15,985	(31,407)	(44)	1,251,052
2016	2019	–	22,192	–	(22,192)	–	1,841,196	22,192	(435,337)	(91)	1,427,960
2017	2020	–	16,294	–	(16,294)	–	1,324,727	16,294	(129,684)	(1,405)	1,209,932
2018	2021	14,597	20,482	–	(35,079)	–	1,987,868	35,079	(451,341)	(7,152)	1,564,454
2019	2022	461,663	40,825	(21,670)	(480,818)	–	2,213,079	480,818	(919,141)	(3,758)	1,770,998
2020	2023	3,186,387	68,967	(1,141,319)	(2,114,035)	–	–	2,114,035	(872,037)	–	1,241,998
2021	2024	3,797,985	–	(165,786)	–	3,632,199	–	–	–	–	–
2022	2025	4,845,900	31,248	(205,496)	(5,951)	4,665,701	–	5,951	–	–	5,951
2023	2026	–	5,876,229	(1,179,468)	(57,770)	4,638,991	–	57,770	(57,770)	–	–

		Share options outstanding					Share options exercisable				
Year of grant	Vesting year	Scheme interest at 1 January 2022	Shares awarded during 2022	Shares lapsed during 2022	Shares vested during 2022	Shares outstanding at 31 December 2022	Shares exercisable at 1 January 2022	Shares vested during 2022	Shares exercised during 2022	Shares lapsed during 2022	Shares exercisable at 31 December 2022
2012	2015	–	–	–	–	–	168,551	–	(168,426)	(125)	–
2013	2016	–	16,964	–	(16,964)	–	1,025,307	16,964	(137)	–	1,042,134
2014	2017	–	19,487	–	(19,487)	–	1,188,070	19,487	(11,367)	(2)	1,196,188
2015	2018	–	21,107	–	(21,107)	–	1,364,269	21,107	(118,858)	–	1,266,518
2016	2019	–	30,808	–	(30,808)	–	1,942,074	30,808	(131,628)	(58)	1,841,196
2017	2020	–	24,878	–	(24,878)	–	1,625,618	24,878	(324,744)	(1,025)	1,324,727
2018	2021	891,744	34,531	(5,910)	(905,768)	14,597	1,538,591	905,768	(451,433)	(5,058)	1,987,868
2019	2022	4,776,149	132,345	(332,441)	(4,114,390)	461,663	–	4,114,390	(1,878,327)	(22,984)	2,213,079
2020	2023	3,471,012	–	(284,625)	–	3,186,387	–	–	–	–	–
2021	2024	4,137,673	–	(339,688)	–	3,797,985	–	–	–	–	–
2022	2025	–	4,964,496	(118,596)	–	4,845,900	–	–	–	–	–

A summary of the number of shares in active Restricted Share plans is shown below:

		Share options outstanding					Share options exercisable				
Year of grant	Vesting year	Scheme interest at 1 January 2023	Shares awarded during 2023	Shares lapsed during 2023	Shares vested during 2023	Shares outstanding at 31 December 2023	Shares exercisable at 1 January 2023	Shares vested during 2023	Shares exercised during 2023	Shares lapsed during 2023	Shares exercisable at 31 December 2023
2023	2026	–	1,163,570	(130,820)	(21,330)	1,011,420	–	21,330	(21,330)	–	–

The fair value of the 2023 awards made under the Performance Share Plan is charged to the income statement over the vesting period, based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2023, the significant inputs into the model were a share price of 581.4p (2022: 480.5p), an expected share price volatility of 26.3% (2022: 23.9%), a median share price correlation between the companies in the comparator group of 84.1% (2022: 84.0%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period. The fair value of the 2023 awards made under the Restricted Share Plan is charged to the income statement over the vesting period based on the fair value of the award on grant date.

The fair value of awards granted during 2023 was £36m (2022: £19m) and the weighted average fair value per award granted during the year was 506.7p (2022: 385.9p). The weighted average share price for options exercised in the year was 568.6p (2022: 499.9p) and the weighted average contract term remaining on shares unexercised at the year end was 497 days (2022: 527 days).

A12. Income tax expense

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible, or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income.

Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case, the tax is also recognised in other comprehensive income or equity as appropriate.

Analysis of charge in the year:

	2023 £m	2022 £m	2021 £m
Current tax expense	94	76	57
Adjustment in respect of previous periods	(8)	2	(3)
Total current tax	**86**	78	54
Deferred tax expense/(credit)	30	(3)	21
Deferred tax adjustment in respect of previous periods	(4)	(11)	(13)
Total deferred tax	**26**	(14)	8
Total income tax expense	**112**	64	62

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2023 £m	2022 £m	2021 £m
Profit before tax	493	296	325
Tax calculated at domestic tax rates applicable to profits in the respective countries	123	69	77
Adjustment in respect of previous periods	(12)	(9)	(16)
Expenses not deductible for tax purposes – one-off and adjusting items	1	9	3
Expenses not deductible for tax purposes – other	6	3	3
Income not subject to tax	(2)	(5)	(1)
Impairment of goodwill	–	5	–
Goodwill deductions and revaluation of intangible assets	–	–	(2)
Deferred tax recognised on losses	(3)	(1)	(4)
Deferred tax impact of change in tax rates	–	(7)	(4)
Provisions utilised for which no deferred tax assets were recognised	–	(1)	(1)
Local business taxes	1	1	1
US BEAT liability	1	–	5
Tax credits	(2)	–	–
Other	(1)	–	1
Total tax expense	**112**	64	62

Notes to the Consolidated Financial Statements
continued

The Group's effective tax rate (ETR) for 2023 on reported profit before tax was 22.7% (2022: 21.6%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (2022: 23.7%). The Group's low tax rate in 2023 is primarily attributable to net prior-year tax credits of £12m (2022: £9m).

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The legislation will be effective for the Group's financial year beginning 1 January 2024.

The Group is in scope of the substantively enacted legislation and has performed an assessment of the Group's potential exposure to Pillar 2 income taxes, mainly focusing on the transitional country-by-country reporting safe harbours which apply until 2026. Various jurisdictions the Group operates in have also brought in legislation or are bringing in legislation to implement Pillar 2 and domestic top-up taxes. Given these local rules and the UK rules are based on the same Organisation for Economic Co-operation and Development (OECD) Pillar 2 model rules, we have assumed that any variations between the local country domestic top-up tax calculation and the UK multinational top-up tax calculation for that country will be immaterial. As such, the Group's assessment has focused on the application of the UK multinational top-up tax to the Group.

The assessment of the potential exposure to Pillar 2 income taxes has been undertaken both on the 2022 tax filings, country-by-country report and financial statements, and on the 2023 financial data included in these Consolidated Financial Statements. Based on the assessment, the majority of the jurisdictions in which the Group operates would meet the conditions for the transitional safe harbour provisions and would not require full Pillar 2 calculations, nor would a top-up tax charge be levied. The Pillar 2 effective tax rates in most of the jurisdictions in which the Group operates are above 15% (calculated under the safe harbour provisions). However, there are a limited number of jurisdictions where the transitional safe harbour relief would not have applied and the Pillar 2 effective tax rate is close to 15%. Within the assessment, the aggregate of the estimated top-up tax charge for those countries is immaterial. Therefore, based on the assessment undertaken, the Group does not expect a material exposure to Pillar 2 income taxes in those jurisdictions for periods in which the Pillar 2 legislation will be effective.

Given the complexity of the Pillar 2 rules, the OECD and UK government are expected to continue issuing additional guidance regarding the implementation of Pillar 2 throughout 2024. Various other jurisdictions the Group operates in are also expected to bring in Pillar 2 rules and issue new or amended guidance throughout 2024. The Group will continue to monitor these updates as the Pillar 2 legislation and guidance evolve.

On 23 May 2023, the International Accounting Standards Board issued amendments to IAS 12 Income Taxes, introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the Pillar 2 rules. The Group applied the temporary exception at 31 December 2023.

A tax credit of £6m has been recognised in other comprehensive income (2022: £11m), which mainly relates to the recognition of tax losses arising on prior year mark-to-market movements on cross-currency and interest rate swaps recorded within other comprehensive income.

A13. Current tax liabilities

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2023, all the Group's tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

Current tax assets and liabilities are offset only when there is a legally enforceable right to set off the asset and liability, and there is an intention to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Where required by accounting standards, management establishes provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group's current tax liabilities reflect management's best estimate of the future amounts of corporation tax that will be settled.

The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time-barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management. Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.

This assessment of uncertain tax positions is based on management's interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations, and past experience with tax authorities. In evaluating whether a provision is needed it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.

Tax provisions can be built up over a number of years, but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes, particularly in relation to the pricing of intra-group goods and services as well as debt financing.

The majority of the tax provisions relate to transfer pricing exposures where the Group faces a number of risks in jurisdictions around the world, and is subject to audits by tax authorities in the territories in which it operates. These tax audits have an uncertain outcome and can take several years to resolve, which in some cases may be dependent on litigation. The actual outcome could vary from management's estimates, but these are updated at each reporting period in the light of the latest available information.

Total uncertain tax provisions (including interest thereon) amounted to £41m as at 31 December 2023 (2022: £54m). Included within this amount is £5m (2022: £6m) in respect of interest arising on tax provisions which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute-barred.

The cash tax paid for the year was £100m (2022: £77m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

A14. Deferred income tax

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affects neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management's assessment of future taxable profits. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits, applying a risk weighting to future profits to reflect the uncertainties.

The movement on the deferred income tax account is as follows:

	2023 £m	Retrospectively adjusted 2022[1] £m
At 1 January	(470)	(66)
Exchange differences	25	27
Acquisition of companies and businesses[1]	(8)	(448)
(Charged)/credited to the income statement	(26)	14
Credited to other comprehensive income	4	5
Credited/(charged) to equity	1	(2)
At 31 December[1]	**(474)**	**(470)**
Deferred taxation has been presented on the balance sheet as follows:		
Deferred tax asset within non-current assets	43	43
Deferred tax liability within non-current liabilities[1]	(517)	(513)
	(474)	**(470)**

1. Deferred tax liabilities have been retrospectively adjusted in 2022 by an increase of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer lists/ intangibles[1] £m	Accelerated tax depreciation £m	Provisions £m	IFRS 15 Contracts £m	Tax losses £m	Share-based payments £m	Other[2] £m	Total[1] £m
At 1 January 2022	(84)	(50)	52	(9)	14	15	(4)	(66)
Exchange differences	32	–	(8)	2	–	–	1	27
Recognised in income statement	1	4	4	(2)	2	3	2	14
Recognised in other comprehensive income	–	–	–	–	4	–	1	5
Recognised in equity	–	–	–	–	–	(2)	–	(2)
Acquired in business combinations[1]	(521)	(29)	123	(24)	3	–	–	(448)
At 31 December 2022 (retrospectively adjusted)	(572)	(75)	171	(33)	23	16	–	(470)
At 1 January 2023	(572)	(75)	171	(33)	23	16	–	(470)
Exchange differences	26	3	(7)	2	–	–	1	25
Recognised in income statement	2	(12)	(15)	(10)	7	(2)	4	(26)
Recognised in other comprehensive income	–	–	–	–	8	–	(4)	4
Recognised in equity	–	–	–	–	–	1	–	1
Acquired in business combinations	(8)	–	–	–	–	–	–	(8)
At 31 December 2023	**(552)**	**(84)**	**149**	**(41)**	**38**	**15**	**1**	**(474)**

1. Deferred tax liabilities have been retrospectively adjusted in 2022 by an increase of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2. Included within other deferred tax assets/liabilities are retirement benefits and unremitted earnings from subsidiaries.

Notes to the Consolidated Financial Statements
continued

A deferred tax asset of £38m has been recognised in respect of losses which are expected to be utilised within 10 years (2022: £23m), of which £28m (2022: £18m) relates to UK losses carried forward at 31 December 2023. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £34m (2022: £120m) have not been recognised as at 31 December 2023 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. The estimates of future profits are based on management's financial forecasts which are used to support other aspects of the financial statements, such as impairment testing. At the balance sheet date the Group had tax losses of £169m (2022: £230m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £95m (2022: £74m) will expire at various dates between 2024 and 2040. Deferred tax assets recognised on tax losses are expected to be substantially utilised within the next 10 years.

In addition, the Group has UK capital losses carried forward of £276m (2022: £276m) on which no deferred tax asset is recognised. These losses have no expiry date, but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £4m (2022: £5m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

B. Investing

B1. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the Group. The cost of a business combination is allocated at the acquisition date by recognising the acquiree's identifiable assets, liabilities, and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists, and brands. Goodwill represents the synergies, workforce, and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges, and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the Consolidated Statement of Profit or Loss. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group's revenue and Adjusted Operating Profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the year.

During the year, measurement period adjustments have been made in relation to the Terminix acquisition. These have been reflected as a retrospective adjustment of 2022 comparatives in accordance with IFRS 3 as follows:

	As reported £m	Measurement period adjustment £m	Retrospectively adjusted £m
Non-current assets			
– Intangible assets	2,027	–	2,027
– Property, plant and equipment[1]	249	(5)	244
– Other non-current assets	143	47	190
Current assets	701	(3)	698
Current liabilities	(311)	(5)	(316)
Non-current liabilities	(1,875)	(18)	(1,893)
Net assets acquired	934	16	950
Goodwill	3,176	(16)	3,160

1. Includes ROU assets.

During the year the Group purchased 100% of the share capital or trade and assets of 41 companies and businesses (2022: 53). The total consideration in respect of these acquisitions was £261m (2022: £4,369m), and the cash outflow from current and past period acquisitions net of cash acquired was £242m (2022: £1,018m).

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools, and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	Total 2023 £m	Retrospectively adjusted Terminix Global Holdings, Inc.[1] 2022 £m	Individually immaterial acquisitions 2022 £m	Retrospectively adjusted Total[1] 2022 £m
Purchase consideration				
– Cash paid	203	1,087	214	1,301
– Deferred and contingent consideration	58	–	45	45
– Equity interests	–	3,023	–	3,023
Total purchase consideration	261	4,110	259	4,369
Fair value of net assets acquired[1]	(88)	(950)	(87)	(1,037)
Goodwill from current-year acquisitions[1]	173	3,160	172	3,332
Goodwill expected to be deductible for tax purposes	76	–	60	60

1. Goodwill (decrease £16m), contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Deferred consideration of £15m and contingent consideration of £43m are payable in respect of the above acquisitions (2022: £22m and £23m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £nil (2022: £10m).

Notes to the Consolidated Financial Statements
continued

The fair values[7] of assets and liabilities arising from acquisitions in the year are as follows:

	Total 2023 £m	Retrospectively adjusted Terminix Global Holdings, Inc.[1] 2022 £m	Individually immaterial acquisitions 2022 £m	Retrospectively adjusted Total[1] 2022 £m
Non-current assets				
– Intangible assets[2]	80	2,027	74	2,101
– Property, plant and equipment[3]	12	244	14	258
– Other non-current assets	–	190	–	190
Current assets[4]	22	698	28	726
Current liabilities[5]	(12)	(316)	(11)	(327)
Non-current liabilities[6]	(14)	(1,893)	(18)	(1,911)
Net assets acquired	**88**	**950**	**87**	**1,037**

1. Contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.
2. Includes £69m (2022: £778m) of customer lists, £nil (2022: £1,292m) of indefinite-lived brands and £11m (2022: £31m) of other intangibles.
3. Includes £1m (2022: £195m) of ROU assets.
4. Includes cash acquired of £8m (2022: £322m), inventory of £2m (2022: £48m) and trade and other receivables of £12m (2022: £357m).
5. Includes trade and other payables of £10m (2022: £326m).
6. Includes £12m of deferred tax liabilities relating to acquired intangibles (2022: £447m), £nil of debt that was acquired with the Terminix business and repaid in November 2022 (2022: £749m), lease liabilities of £1m (2022: £207m), termite damage claims provisions of £nil (2022: £353m) and other provisions of £1m (2022: £144m).
7. The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2024 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

The cash outflow from current and past acquisitions is as follows:

	Total 2023 £m	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m
Total purchase consideration	261	4,110	259	4,369
Equity interests	–	(3,023)	–	(3,023)
Consideration payable in future periods	(58)	–	(45)	(45)
Purchase consideration paid in cash	203	1,087	214	1,301
Cash and cash equivalents in acquired companies and businesses	(8)	(313)	(9)	(322)
Cash outflow on current period acquisitions	195	774	205	979
Deferred and contingent consideration paid	47	–	39	39
Cash outflow on current and past acquisitions	**242**	**774**	**244**	**1,018**

From the dates of acquisition to 31 December 2023, new acquisitions contributed £75m to revenue and £10m to operating profit (2022: £422m and £3m respectively).

If the acquisitions had occurred on 1 January 2023, the revenue and operating profit of the combined Group would have amounted to £5,414m and £628m respectively (2022: £5,109m and £444m respectively).

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

	Goodwill[1] £m	Customer lists £m	Indefinite-lived brands £m	Other intangibles £m	Product development £m	Computer software £m	Total[1] £m
Cost							
At 1 January 2022	1,888	876	–	67	46	163	3,040
Exchange differences	(72)	(5)	(107)	2	(1)	6	(177)
Additions	–	–	–	–	10	27	37
Disposals/retirements	–	(180)	–	(12)	–	(1)	(193)
Acquisition of companies and businesses[1]	3,336	779	1,292	23	–	11	5,441
Hyperinflationary adjustment	14	3	–	1	–	–	18
Disposal of companies and businesses	(1)	–	–	–	–	–	(1)
At 31 December 2022 (retrospectively adjusted)	5,165	1,473	1,185	81	55	206	8,165
At 1 January 2023	**5,165**	**1,473**	**1,185**	**81**	**55**	**206**	**8,165**
Exchange differences	**(269)**	**(70)**	**(58)**	**(5)**	**–**	**(3)**	**(405)**
Additions	**–**	**–**	**–**	**–**	**10**	**34**	**44**
Disposals/retirements	**(2)**	**(15)**	**–**	**(12)**	**–**	**(8)**	**(37)**
Acquisition of companies and businesses	**172**	**69**	**–**	**11**	**–**	**–**	**252**
Hyperinflationary adjustment	**14**	**3**	**–**	**1**	**–**	**–**	**18**
At 31 December 2023	**5,080**	**1,460**	**1,127**	**76**	**65**	**229**	**8,037**
Accumulated amortisation and impairment							
At 1 January 2022	(44)	(635)	–	(48)	(32)	(117)	(876)
Exchange differences	1	(31)	–	(2)	–	(5)	(37)
Disposals/retirements	–	179	–	12	–	1	192
Hyperinflationary adjustment	–	(1)	–	–	–	–	(1)
Impairment charge	(22)	–	–	–	–	–	(22)
Amortisation charge	–	(85)	–	(6)	(5)	(22)	(118)
At 31 December 2022	(65)	(573)	–	(44)	(37)	(143)	(862)
At 1 January 2023	**(65)**	**(573)**	**–**	**(44)**	**(37)**	**(143)**	**(862)**
Exchange differences	**12**	**26**	**–**	**2**	**–**	**3**	**43**
Disposals/retirements	**2**	**15**	**–**	**12**	**–**	**7**	**36**
Hyperinflationary adjustment	**(10)**	**(1)**	**–**	**–**	**–**	**–**	**(11)**
Impairment charge	**(3)**	**(1)**	**–**	**–**	**–**	**–**	**(4)**
Amortisation charge	**–**	**(155)**	**–**	**(9)**	**(7)**	**(26)**	**(197)**
At 31 December 2023	**(64)**	**(689)**	**–**	**(39)**	**(44)**	**(159)**	**(995)**
Net book value							
At 1 January 2022	1,844	241	–	19	14	46	2,164
At 31 December 2022 (retrospectively adjusted)	5,100	900	1,185	37	18	63	7,303
At 31 December 2023	**5,016**	**771**	**1,127**	**37**	**21**	**70**	**7,042**

1. Goodwill has been retrospectively adjusted by a decrease of £16m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The main categories of intangible assets are as follows:

Intangible assets – finite useful lives
Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be £nil.

The estimated useful economic lives of intangible assets are as follows:

Customer lists:	3 to 15 years
Other intangibles:	2 to 15 years
Product development:	2 to 5 years
Computer software:	3 to 5 years

The following are the main categories of intangible assets with finite useful lives:

(a) Customer lists
Customer lists are acquired as part of business combinations. No value is attributed to internally generated customer lists.

Notes to the Consolidated Financial Statements
continued

(b) Other intangibles
Other intangibles consists of brands with finite useful lives and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.

(c) Product development
Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to £2m in the year (2022: £3m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software
Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets, if they are expected to generate economic benefits beyond one year in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Intangible assets – indefinite useful lives
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

(b) Brands with indefinite useful lives
Brands with indefinite useful lives are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred.

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927), and having a strong brand equity in the US for much of its history and now internationally. The Group plans to continue to support and invest in the Terminix brand; it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

Goodwill and brands with indefinite useful lives are tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group's normal planning process. Cash flows for years two to five use management's expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management's view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, to meet these commitments less any benefits that may occur, are not expected to be material and therefore have resulted in no impairments during 2023.

A breakdown of goodwill by region is shown below:

	2023 £m	Retrospectively adjusted 2022[1] £m
North America[1]	4,376	4,511
Europe (incl. LATAM)	243	241
UK & Sub-Saharan Africa	97	66
Asia & MENAT	189	196
Pacific	111	86
Total	**5,016**	5,100

1. Includes £2,744m (2022 retrospectively adjusted: £2,863m) relating to the US Terminix CGU and £1,541m (2022: £1,555m) relating to the US Pest Control CGU.
2. North America has been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Impairment tests for goodwill and brands with indefinite useful lives
For the India and Argentina CGUs, a fair value less costs to sell approach has been taken to support the carrying value of goodwill and brands with indefinite useful lives. During the year the Group recognised total impairments of £3m (2022: £22m). For all other goodwill balances it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

The US Terminix CGU includes goodwill of £2,744m (2022 retrospectively adjusted: £2,863m) and the indefinite life Terminix US brand £1,111m (2022: £1,169m).

The key assumptions used by individual CGUs for value-in-use calculations were:

	2023 long-term growth rate[1]	2023 pre-tax discount rate	2022 long-term growth rate[1]	2022 pre-tax discount rate
North America[2]	2.0–2.1%	9.8–12.4%	2.0%	8.4–10.3%
Europe (incl. LATAM)	1.6–3.0%	8.9–17.8%	1.3–3.0%	6.7–15.4%
UK & Sub-Saharan Africa	2.0%	10.5–12.0%	2.0–4.5%	8.0–12.3%
Asia & MENAT	2.0–4.0%	8.9–15.6%	1.5–4.0%	9.7–13.9%
Pacific	2.0–2.6%	11.3–12.1%	2.0–2.5%	10.2–11.0%

1. Source: imf.org.
2. Key assumptions used by the US Terminix and US Pest Control CGUs were a long-term growth rate of 2.1% (2022: 2.0%) and a pre-tax discount rate of 10.1% (2022: 10.3%).
   For US Terminix CGU the recoverable amount exceeds the carrying amount by £1,212m (2022: not applicable) and for the US Pest Control CGU the recoverable amount exceeds the carrying amount by £1,657m (2022: £1,692m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and country. The pre-tax discount rates are based on current prices therefore future cash flow projections include inflation linked measures.

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

A breakdown of property, plant and equipment is shown below:

	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost					
At 1 January 2022	87	518	188	210	1,003
Exchange differences	5	27	11	15	58
Additions	7	112	19	19	157
Disposals	(1)	(72)	(7)	(27)	(107)
Acquisition of companies and businesses	29	2	4	30	65
Reclassification from IFRS 16 ROU assets[1]	–	–	–	8	8
At 31 December 2022	127	587	215	255	1,184
At 1 January 2023	**127**	**587**	**215**	**255**	**1,184**
Exchange differences	**(7)**	**(20)**	**(5)**	**(15)**	**(47)**
Additions	**7**	**123**	**14**	**23**	**167**
Disposals	**(9)**	**(77)**	**(9)**	**(25)**	**(120)**
Acquisition of companies and businesses	**–**	**1**	**1**	**8**	**10**
Hyperinflationary adjustment	**4**	**–**	**–**	**1**	**5**
Reclassification from IFRS 16 ROU assets[1]	**–**	**–**	**–**	**8**	**8**
At 31 December 2023	**122**	**614**	**216**	**255**	**1,207**
Accumulated depreciation and impairment					
At 1 January 2022	(31)	(314)	(135)	(125)	(605)
Exchange differences	(3)	(18)	(8)	(11)	(40)
Disposals	1	72	6	25	104
Impairment charge	(8)	–	–	–	(8)
Depreciation charge	(3)	(96)	(14)	(27)	(140)
At 31 December 2022	(44)	(356)	(151)	(138)	(689)
At 1 January 2023	**(44)**	**(356)**	**(151)**	**(138)**	**(689)**
Exchange differences	**2**	**14**	**5**	**7**	**28**
Disposals	**4**	**75**	**8**	**22**	**109**
Hyperinflationary adjustment	**(1)**	**–**	**–**	**(1)**	**(2)**
Depreciation charge	**(5)**	**(102)**	**(15)**	**(32)**	**(154)**
At 31 December 2023	**(44)**	**(369)**	**(153)**	**(142)**	**(708)**
Net book value					
At 1 January 2022	56	204	53	85	398
At 31 December 2022	83	231	64	117	495
At 31 December 2023	**78**	**245**	**63**	**113**	**499**

1. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Notes to the Consolidated Financial Statements
continued

Depreciation of assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Freehold buildings:	50 to 100 years
Leasehold improvements:	Shorter of the lease term or estimated useful life
Vehicles:	4 to 10 years
Plant and equipment (including service contract equipment):	3 to 10 years
Office equipment, furniture and fittings:	3 to 10 years

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were no impairments in the year (2022: £8m).

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses.

B4. Leases

The Group leases land and buildings, vehicles, and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group's leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.

The value of leases to which the Group is committed but have not yet commenced is not material.

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and buildings £m	Vehicles[1] £m	Other equipment £m	Total £m
Net book value				
At 1 January 2022	94	132	2	228
Exchange differences	–	3	–	3
Additions	69	69	–	138
Acquisition of companies and businesses[1]	79	115	–	194
Impairment charge[3]	(17)	–	–	(17)
Depreciation charge	(43)	(45)	(1)	(89)
Reclassification to property, plant and equipment[2]	–	(8)	–	(8)
At 31 December 2022 (retrospectively adjusted)	182	266	1	449
At 1 January 2023	**182**	**266**	**1**	**449**
Exchange differences	**(8)**	**(11)**	**–**	**(19)**
Additions	**63**	**91**	**1**	**155**
Disposals	**(3)**	**(3)**	**–**	**(6)**
Acquisition of companies and businesses	**1**	**–**	**–**	**1**
Depreciation charge	**(57)**	**(62)**	**(1)**	**(120)**
Reclassification to property, plant and equipment[2]	**–**	**(8)**	**–**	**(8)**
At 31 December 2023	**178**	**273**	**1**	**452**

1. Right-of-use assets have been retrospectively adjusted by a decrease of £5m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).

Analysis of the Group's lease liabilities is shown below:

	2023 £m	Retrospectively adjusted 2022[1] £m
At 1 January	**460**	217
Exchange differences	**(20)**	(1)
Lease payments	**(182)**	(114)
Interest	**25**	10
Additions	**161**	140
Acquisition of companies and businesses	**1**	208
At 31 December	**445**	460
Analysed as follows:		
Non-current	**318**	325
Current	**127**	135
Total	**445**	460

1. Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Lease liabilities analysed by currency:

	2023 £m	Retrospectively adjusted 2022[1] £m
Pound sterling	**34**	34
Euro	**63**	61
US dollar	**289**	307
Other currencies	**59**	58
At 31 December	**445**	460

1. Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Lease liabilities are payable as follows:

	2023 £m	Retrospectively adjusted 2022[1] £m
Less than one year	**146**	144
Between one and five years	**298**	277
More than five years	**72**	82
Future minimum payments	**516**	503
Effect of discounting	**(71)**	(43)
Carrying value	**445**	460

1. Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Other lease costs not already described are set out below:

	2023 £m	2022 £m
Expenses relating to short-term leases	**14**	13
Expenses relating to leases of low-value assets	**8**	8
Expenses relating to variable lease payments	**2**	–
At 31 December	**24**	21

The Group has no material arrangements where it acts as a lessor.

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2023 £m	2022 £m
Property, plant and equipment	**22**	37
Intangible assets	**3**	3
Total	**25**	40

Notes to the Consolidated Financial Statements
continued

B6. Investments in associated undertakings

	2023 £m	Retrospectively adjusted 2022[1] £m
Interest in Nippon Calmic Limited	31	32
Interest in individually immaterial associated undertakings[1]	13	31
At 31 December[1]	44	63

1. Investments in associated undertakings have been retrospectively adjusted by an increase of £10m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Nippon Calmic Limited
Nippon Calmic Limited is an associated undertaking in Japan which provides hygiene services, in which the Group has a 49% interest. The associate is unlisted and the investment value is shown below.

	2023 £m	2022 £m
At 1 January	32	29
Exchange differences	(4)	(1)
Share of profit[1]	7	8
Dividends received	(4)	(4)
At 31 December	31	32

1. Share of profit is net of tax of £4m (2022: £4m).

	Assets 2023 £m	Liabilities 2023 £m	Revenue 2023 £m	Profit 2023 £m	Assets 2022 £m	Liabilities 2022 £m	Revenue 2022 £m	Profit 2022 £m
Nippon Calmic Ltd (49%)	60	(28)	54	7	66	(33)	52	8

Individually immaterial associates
In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

	2023 £m	Retrospectively adjusted 2022[1] £m
At 1 January	31	1
Exchange differences	(1)	(2)
Acquisitions[1]	–	31
Disposals	(19)	–
Share of profit	2	1
At 31 December[1]	13	31

1. Investments in associated undertakings have been retrospectively adjusted by an increase of £10m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

£nil (2022: £1m) relates to unrecognised share of losses related to associates.

C. Financing

C1. Financial risk management

The Group's central treasury function manages cash, borrows on behalf of the Group, and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk
The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group's policy to have headroom of unrestricted cash and available committed facilities of at least £600m, and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1,000m (£785m) under the revolving credit facility (RCF), together with unrestricted cash of £818m, gives the Group combined headroom of £1,603m at 31 December 2023 (2022: £1,694m).

The RCF and other Group debt facilities have no financial covenants and the Group is compliant with other terms, conditions, and undertakings of its debt facilities.

The Group targets an investment grade credit rating for debt issuance of BBB over the medium term. The Group was rated BBB by both S&P Global (S&P) and Fitch Ratings (Fitch). In line with ratings criteria, debt maturities are covered at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with both S&P and Fitch, as well as the Group's relationship banks, to ensure that any changes to the Group's financing and acquisition strategies are understood.

The Group has one debt maturity of €400m falling due in November 2024. The Group has sufficient headroom to cover this maturity without issuing new debt.

The following bonds: €400m due November 2024, €500m due May 2026, and €600m due October 2028; issued under the Group's Euro Medium-Term Notes (EMTN) Programme, contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group's bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group's debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control. All other bonds issued under the EMTN Programme do not contain the coupon step-up.

(b) Credit risk
The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks, and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.

In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors the creditworthiness of its lenders to ensure that commitments under its facilities are available as needed.

At 31 December 2023 the Group had a total of £16m of cash held on bank accounts with banks rated below A- (2022: £36m). The highest concentration with any single bank rated below A- was £1m (2022: £14m).

(c) Market risk
Foreign exchange risk
The Group's worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group's cross-border procurement is considered insignificant. Sterling-denominated profits from UK operations are exceeded by sterling-denominated Group central costs. This means that approximately 110% of Group operating profit is generated in foreign currencies.

The Group's primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £10m that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee, and all foreign exchange transactions are covered by ISDA documentation.

The most significant foreign currency groups are US dollars and euros, which make up 62% and 29% of Group operating profit respectively.

At 31 December 2023 the Group's net debt was approximately 74% US dollar (2022: 66%), 28% euro (2022: 23%), and offset by cash 2% (2022: 11% debt) in other currencies, including sterling. The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group's principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £35m increase/decrease (2022: £25m) in operating profit, offset by a £12m decrease/increase (2022: £3m) in interest payable and a £349m increase/decrease (2022: £377m) in other comprehensive income. A 10% movement in £/€ would result in a £16m increase/decrease (2022: £15m) in operating profit, offset by a £5m decrease/increase (2022: £3m) in interest payable and a £17m increase/decrease (2022: £nil) in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of the net investment in subsidiaries, which for US dollar is £182m (2022: £210m) and euro is £27m (2022: £46m). Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

Notes to the Consolidated Financial Statements
continued

Interest rate risk
The Group seeks to manage interest rate risk to ensure reasonable certainty of its interest charge while allowing an element of risk exposure consistent with the variability of its cash flows. Interest rate risk is managed by the use of fixed interest debt and interest rate derivatives, which are approved in advance by the Treasury Committee. The Group policy is to fix a minimum of 50% of its estimated future interest rate exposures (excluding pensions) for a minimum period of 12 months forward. The Treasury Committee reviews this exposure monthly.

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group's bond liabilities by £86m at 31 December 2023 (2022: £128m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.

A hypothetical 1.0% increase in pound sterling interest rates would reduce the market value of the Group's bond liabilities by £26m at 31 December 2023 (2022: £34m). The income statement impact is £nil (2022: £nil).

A hypothetical 1.0% increase in US dollar interest rates would have an income statement impact of £6m (2022: £6m) as 50% of the $700m term loan was hedged in 2023 (2022: nil) and certain leases are denominated in US dollars with floating interest rates.

The Group had outstanding bond debt issues at 31 December 2023 with a fair market value of £2,959m (2022: £2,826m). This is above the book value of £2,943m (2022: £2,987m) as a result of changes in interest rates in the UK and Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early, and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk
The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group's policy is to maintain a strong capital base so as to maintain investor, creditor, and market confidence, and to support the Group's strategy. The Group uses S&P's and Fitch's ratings methodologies for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely, net debt could be managed by reducing or suspending dividends, M&A spend, and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

(e) Treasury risk
The Group's treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures, and speculative derivative contracts are not entered into. The treasury policy requires that treasury must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.

To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition, a number of controls are in place to protect against potential cyber security and other risks.

C2. Net debt
Net debt is used to assess the Group's financial capacity. Net debt is not a measure defined by IFRS. Management defines net debt as the total of bank and other borrowings, lease liabilities, other investments, fair value of debt-related derivatives, and cash and cash equivalents (as presented in the Consolidated Balance Sheet). Closing net debt comprises:

	Notes	2023 £m	Retrospectively adjusted 2022[1] £m
Current			
Cash and cash equivalents in the Consolidated Balance Sheet	C3	**1,562**	2,170
Other investments[2]	C4	**1**	1
Fair value of debt-related derivatives		**(18)**	–
Bank and other short-term borrowings[1,3]		**(1,134)**	(1,345)
Lease liabilities[1]	B4	**(127)**	(135)
Non-current			
Fair value of debt-related derivatives		**41**	(71)
Bank and other long-term borrowings[4]		**(3,153)**	(3,574)
Lease liabilities	B4	**(318)**	(325)
Total net debt[1]		**(3,146)**	(3,279)

1. Bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2. Net debt excludes other investments which are non-cash, such as the investment in unlisted shares.
3. Bank and other short-term borrowings consists of £347m bond debt (2022: £nil); £730m overdraft (2022: £1,291m), £17m overseas loans (2022: £14m), and £40m bond accruals (2022: £40m).
4. Bank and other long-term borrowings consists of £2,596m bond debt (2022: £2,987m) and £557m loans (2022: £587m).

The currency split and cash flows of bank, other borrowings, and debt-related derivatives are as follows:

	2023 £m	Retrospectively adjusted 2022[1] £m
Pound sterling	**1,075**	1,726
Euro	**934**	927
US dollar[1]	**2,212**	2,313
Other currencies	**43**	24
Carrying value[1]	**4,264**	4,990
Effect of discounting	**525**	567
Undiscounted value[1]	**4,789**	5,557
Analysis of undiscounted cash flows of bank and other borrowings:		
Less than one year	**1,185**	1,425
Between one and five years[1]	**2,601**	3,075
More than five years	**1,003**	1,057
Future minimum payments[1]	**4,789**	5,557

1. Bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Reconciliation of net change in cash and cash equivalents to net debt:

	Notes	Opening 2023 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange, additions and other) £m	Closing 2023 £m
Bank and other short-term borrowings		**(1,345)**	**664**	**(106)**	**(347)**	**(1,134)**
Bank and other long-term borrowings		**(3,574)**	**–**	**–**	**421**	**(3,153)**
Lease liabilities	B4	**(460)**	**182**	**(162)**	**(5)**	**(445)**
Other investments		**1**	**–**	**–**	**–**	**1**
Fair value of debt-related derivatives		**(71)**	**39**	**(1)**	**56**	**23**
Gross debt		**(5,449)**	**885**	**(269)**	**125**	**(4,708)**
Cash and cash equivalents in the Consolidated Balance Sheet		**2,170**	**(601)**	**–**	**(7)**	**1,562**
Net debt		**(3,279)**	**284**	**(269)**	**118**	**(3,146)**

	Notes	Opening 2022 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions)[1] £m	Non-cash (foreign exchange, additions and other)[1] £m	Closing 2022[1] £m
Bank and other short-term borrowings[1]		(459)	(121)	(762)	(3)	(1,345)
Bank and other long-term borrowings		(1,256)	(2,257)	–	(61)	(3,574)
Lease liabilities[1]	B4	(217)	114	(217)	(140)	(460)
Other investments		1	–	–	–	1
Fair value of debt-related derivatives		(22)	(7)	19	(61)	(71)
Gross debt[1] (retrospectively adjusted)		(1,953)	(2,271)	(960)	(265)	(5,449)
Cash and cash equivalents in the Consolidated Balance Sheet		668	1,591	–	(89)	2,170
Net debt[1] (retrospectively adjusted)		(1,285)	(680)	(960)	(354)	(3,279)

1. Bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The foreign exchange gain on debt and derivatives amounted to £146m (2022: £74m loss). The gain primarily resulted from a weakening of the euro by 2 cents and a weakening of the US dollar by 6 cents. Included within the net decrease in cash and cash equivalents is £3m (2022: £4m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement).

The total cash outflow in borrowings of £664m (2022: £2,378m decrease) includes £nil proceeds from new debt (2022: £2,383m) (included in financing activities), £562m decrease in overdraft (2022: £865m increase), £nil debt repayment (included in financing activities) (2022: £844m), and £102m settlement of interest accrued (included within operating activities) (2022: £26m).

The derivatives cash outflow of £39m (2022: £7m decrease) includes £3m (2022: £26m inflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £36m (2022: £19m) interest paid (included in operating activities).

The cash outflow of £182m from leases liabilities (2022: £114m) includes £157m (2022: £104m) capital paid (included within financing activities) and £25m (2022: £10m) interest paid (included in operating activities).

Fair value is equal to carrying value for all elements of net debt, with the exception of bond debt which has a carrying value of £2,943m (2022: £2,987m) and a fair value of £2,959m (2022: £2,826m).

Notes to the Consolidated Financial Statements
continued

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. Derivative financial instruments held with the same bank and have a legal right to offset are shown net. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

	Notes	Gross amount 2023 £m	Gross amounts set off in the balance sheet 2023 £m	Net amounts presented in the balance sheet 2023 £m	Amount subject to master netting arrangement 2023 £m	Net amount 2023 £m
Financial assets						
Cash and cash equivalents		**1,562**	**–**	**1,562**	**(730)**	**832**
Trade and other receivables		**857**	**–**	**857**	**–**	**857**
Other financial assets		**1**	**–**	**1**	**–**	**1**
Derivative financial instruments		**70**	**–**	**70**	**(26)**	**44**
Total		**2,490**	**–**	**2,490**	**(756)**	**1,734**
Financial liabilities						
Trade and other payables		**(866)**	**–**	**(866)**	**–**	**(866)**
Borrowings		**(4,287)**	**–**	**(4,287)**	**730**	**(3,557)**
Lease liabilities		**(445)**	**–**	**(445)**	**–**	**(445)**
Derivative financial instruments		**(48)**	**–**	**(48)**	**26**	**(22)**
Total		**(5,646)**	**–**	**(5,646)**	**756**	**(4,890)**

	Notes	Gross amount 2022[1] £m	Gross amounts set off in the balance sheet 2022 £m	Net amounts presented in the balance sheet 2022[1] £m	Amount subject to master netting arrangement 2022[1] £m	Net amount 2022[1] £m
Financial assets						
Cash and cash equivalents	C3	2,170	–	2,170	(1,291)	879
Trade and other receivables[1]	A3	841	–	841	–	841
Other financial assets	C4	1	–	1	–	1
Derivative financial instruments	C6	21	–	21	(21)	–
Total (retrospectively adjusted)		3,033	–	3,033	(1,312)	1,721
Financial liabilities						
Trade and other payables[1]	A5	(909)	–	(909)	–	(909)
Borrowings[1]	C2	(4,919)	–	(4,919)	1,291	(3,628)
Lease liabilities[1]	B4	(460)	–	(460)	–	(460)
Derivative financial instruments	C6	(92)	–	(92)	21	(71)
Total (retrospectively adjusted)		(6,380)	–	(6,380)	1,312	(5,068)

1. Trade and other receivables (decrease £2m), trade and other payables (increase £13m), bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

C3. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £15m (2022: £13m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £70m (2022: £69m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts 2023 £m	Gross amounts 2022 £m
Cash at bank and in hand	**1,080**	1,713
Money market funds	**153**	236
Short-term bank deposits	**329**	221
Cash and cash equivalents in the Consolidated Balance Sheet	**1,562**	2,170
Bank overdraft	**(730)**	(1,291)
Cash and cash equivalents in the Consolidated Cash Flow Statement	**832**	879

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group's banking facilities before being placed on deposit.

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands, and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is nil% (2022: nil%) with £nil fixed for six months (2022: £nil) and £1m fixed for six months to one year (2022: £1m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2023 £m	2022 £m
Pound sterling	1	1
Other	21	23
	22	24
Analysed as follows:		
Current portion	1	1
Non-current portion	21	23
	22	24

None of the financial assets are either past due or impaired in 2023 (2022: none).

C5. Derivative financial instruments

Accounting for derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near-perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge, or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

(a) Fair value hedge
These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were no fair value hedges as at the year end date.

(b) Net investment hedge
These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged, therefore the hedge ratio is considered to be 1:1.

The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.

The following net investment hedges were in place at 31 December 2023:

US dollar net investment hedge relationship: $2,091m (2022: $2,091m) cross-currency swaps notional, $459m (2022: $700m) loan notional, and $206m (2022: $274m) cross-currency swaps future interest cash flows have been used to hedge $2,756m (2022: $3,065m) of the net assets of the US operating subsidiaries. The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €343m (2022: €577m) bonds are used to hedge the net assets of the euro operating subsidiaries totalling €343m (2022: €577m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Australian dollar (AUD) net investment hedge relationship: AUDnil (2022: AUD8m) overdraft is used to hedge AUDnil (2022: AUD8m) of the net assets of the AUD denominated operating subsidiaries. The movement in the overdraft balance due to changes in AUD/GBP exchange rates are in the opposite direction of the changes due to AUD/GBP in the subsidiaries' assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY1,925m (2022: JPY1,925m) cross-currency swap notional and JPY27m (2022: JPY55m) cross-currency swaps future interest cash inflows have been used to hedge JPY1,898m (2022: JPY1,870m) of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate's assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Notes to the Consolidated Financial Statements
continued

During the year there was no gain or loss (2022: £1m loss) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain so due to the Group's policy of only using counterparties with a credit rating of A- and above.

For the year ended 31 December 2023, the amount in comprehensive income related to net investment hedge accounting was a gain of £109m (2022: £68m loss).

The effect of the foreign currency-related hedging instruments on the Group's financial position and performance is shown in the table below:

| | | | | | | | | | 2023 |
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
Cross-currency swaps	USD	9	(1,641)	November 2024 – October 2028	1:1	114	114	–	1.250
Cross-currency swaps	JPY	1	(11)	November 2024	1:1	1	1	–	167.269
Bonds	EUR	(298)	(298)	June 2027 – June 2030	1:1	6	6	–	1.162
Term loan	USD	(360)	(360)	October 2025	1:1	9	9	–	1.110

| | | | | | | | | | 2022 |
Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
Cross-currency swaps	USD	(105)	(1,728)	November 2024 – October 2028	1:1	(109)	(108)	(1)	1.250
Cross-currency swaps	JPY	–	(12)	November 2024	1:1	–	–	–	137.071
Bonds	EUR	(510)	(510)	June 2027 – June 2030	1:1	(22)	(22)	–	1.154
Term loan	USD	(579)	(579)	October 2025	1:1	60	60	–	1.152
Overdraft	AUD	(5)	(5)	n/a	1:1	–	–	–	1.819

The amount in net investment hedge reserves related to continuing hedges is a gain of £16m (2022: £91m loss), and the amount related to discontinued hedges is £nil (2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in OCI during the year due to the impact of currency basis (excluded from the hedge relationship) and the foreign exchange impact of realised interest on the hedging instrument (not reflected in the fair value change).

(c) Cash flow hedge
These instruments are used to hedge a highly probable forecast transaction, or a change in the cash flows of a recognised asset or liability. The portion of the gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Any ineffective portion is immediately recognised in the income statement. The gains or losses that are recognised in comprehensive income are transferred to the income statement in the same period in which the hedged cash flows affect the income statement. In the event that the hedged item occurs or is no longer expected to occur, accumulated gains or losses held in the cash flow hedge reserve are immediately recognised in the income statement. In the event that the hedged item is expected to occur but no longer meets the requirements of hedge accounting, accumulated gains or losses remain in other comprehensive income and are only recognised in the income statement when the forecast transaction occurs or is no longer expected to occur. All cash flow hedge relationships are hedges of a foreign currency risk and all currencies were directly hedged, therefore the hedge ratio is considered to be 1:1.

Cash flow hedge accounting has been applied to derivatives (marked as 'cash flow hedge' in the table on page 210) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as 'non-hedge'.

The hedged item, a euro bond, creates an exposure to pay interest annually and the principal at maturity. By receiving the same amount at the same dates through a cross-currency swap, this exposure is eliminated. Since the critical terms of the derivative and the hedged debt match (i.e. matching currencies, payment dates and interest rate on the leg of the swap offsetting the bond), the change in value of the derivative, excluding any basis risk, will be considered to completely offset the changes in the hedged cash flow.

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £1m (2022: loss of £1m) from those derivatives in a cash flow hedge relationship. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group's counterparties credit rating is A- and above.

Cash flow hedge accounting has been applied to €400m (2022: €400m) of the €400m 2024 bond, €500m (2022: €500m) of the €500m 2026 bond, €421m (2022: €421m) of the €850m 2027 bond, and €600m (2022: €600m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2023, the amount in comprehensive income related to cash flow hedge accounting was a gain of £3m (2022: £6m loss).

Cash flow hedge accounting has been applied to $350m (2022: $nil) of the $700m term loan. The interest rate swaps are used as hedging instruments to hedge the volatility in the SOFR interest rate of the term loan. For the year ended 31 December 2023, the amount in comprehensive income related to cash flow hedge accounting was £nil (2022: £nil).

The effect of the foreign currency related hedging instruments on the Group's financial position and performance is shown in the table below:

Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
				2023					
Cross-currency swaps	**EUR**	**13**	**1,668**	**November 2024 – October 2028**	**1:1**	**(21)**	**(21)**	**–**	**1.150**
Interest rate swaps	**USD**	**1**	**275**	**September 2024**	**1:1**	**1**	**–**	**1**	**–**

Hedging instruments	Currency	Carrying amount at year end date £m	Notional amount £m	Maturity date	Hedge ratio	Change in fair value of outstanding instrument £m	Change in fair value of hedged item £m	Ineffectiveness £m	Weighted average foreign exchange rate for the year
				2022					
Cross-currency swaps	EUR	34	1,700	November 2024 – October 2028	1:1	60	61	(1)	1.150

The amount in cash flow hedge reserves related to continuing hedges is a gain of £6m (2022: £3m gain), and the amount related to discontinued hedges is £nil (2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in OCI during the year due to the impact of currency basis (excluded from the hedge relationship) and the spot retranslation element of the fair value movement (which offsets the hedged item in the profit or loss).

C6. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly as prices or indirectly through modelling based on prices; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using weighted average cost of capital

Notes to the Consolidated Financial Statements
continued

	Fair value assets 2023 £m	Fair value liabilities 2023 £m	Fair value assets 2022 £m	Fair value liabilities 2022 £m
Interest rate swaps (level 2):				
– non-hedge	–	(1)	–	–
– net investment hedge	37	(27)	15	(120)
– cash flow hedge	24	(11)	36	(2)
Foreign exchange swaps (level 2):				
– non-hedge	1	–	–	–
	62	**(39)**	51	(122)
Analysed as follows:				
Current portion	5	(23)	–	–
Non-current portion	57	(16)	51	(122)
Derivative financial instruments	**62**	**(39)**	51	(122)
Contingent consideration (including put option liability) (level 3)	–	(76)	–	(70)
Analysed as follows:				
Current portion	–	(36)	–	(32)
Non-current portion	–	(40)	–	(38)
Other payables	**–**	**(76)**	–	(70)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets £71m (2022: £21m) and net derivative liabilities £48m (2022: £92m).

The effective nominal value of foreign exchange swaps is £27m asset (2022: £17m liability) and foreign exchange forwards is £nil (2022: £nil).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 2023 £m	Contingent consideration 2022 £m
At 1 January	70	75
Exchange differences	(3)	(2)
Acquisitions	41	18
Payments	(28)	(24)
Revaluation of put option through equity	(4)	3
At 31 December	76	70

Fair value is equal to carrying value for all other trade and other payables.

The table below analyses the Group's undiscounted cash flows on borrowings and derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than 1 year £m	Between 1 and 5 years £m	More than 5 years £m	Total £m
At 31 December 2023				
Non-derivative financial instruments				
Borrowings	**(1,209)**	**(2,601)**	**(1,003)**	**(4,812)**
	(1,209)	**(2,601)**	**(1,003)**	**(4,812)**
Derivative financial instruments				
Cross-currency interest rate swaps:				
– outflow	**(454)**	**(1,707)**	**–**	**(2,162)**
– inflow	**400**	**1,703**	**–**	**2,103**
Interest rate swaps:				
– outflow	**(21)**	**–**	**–**	**(21)**
– inflow	**31**	**–**	**–**	**31**
Foreign exchange swaps:				
– outflow	**(140)**	**–**	**–**	**(140)**
– inflow	**140**	**–**	**–**	**140**
	(44)	**(4)**	**–**	**(49)**
Net outflow	**(1,253)**	**(2,605)**	**(1,003)**	**(4,861)**
At 31 December 2022				
Non-derivative financial instruments				
Borrowings	(1,425)	(3,003)	(1,057)	(5,486)
	(1,425)	(3,003)	(1,057)	(5,486)
Derivative financial instruments				
Cross-currency interest rate swaps:				
– outflow	(64)	(1,369)	(549)	(1,982)
– inflow	20	1,264	534	1,818
Interest rate swaps:				
– outflow	(1)	(3)	–	(4)
– inflow	10	9	–	19
Foreign exchange swaps:				
– outflow	(15)	–	–	(15)
– inflow	15	–	–	15
	(35)	(99)	(15)	(149)
Net outflow	(1,460)	(3,102)	(1,072)	(5,635)

Notes to the Consolidated Financial Statements
continued

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt facilities comprise:

	Facility amount 2023 £m	Drawn at year end 2023 £m	Headroom 2023 £m	Interest rate at year end 2023 %	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022 %
Non-current								
$700m term loan due October 2025	**550**	**550**	**–**	**5.94**	579	579	–	4.90
$1.0bn RCF due October 2028	**785**	**–**	**785**	**0.14**	827	–	827	0.14

The RCF was undrawn throughout 2022 and 2023. There are no financial covenants on the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2023	Effective hedged interest rate 2023	Bond interest coupon 2022	Effective hedged interest rate 2022
Current				
€400m bond due November 2024	**Fixed 0.950%**	**Fixed 3.60%**	Fixed 0.950%	Fixed 3.21%
Non-current				
€500m bond due May 2026	**Fixed 0.875%**	**Fixed 2.80%**	Fixed 0.875%	Fixed 1.78%
€850m bond due June 2027	**Fixed 3.875%**	**Fixed 5.01%**	Fixed 3.875%	Fixed 3.98%
€600m bond due October 2028	**Fixed 0.500%**	**Fixed 2.23%**	Fixed 0.500%	Fixed 1.30%
€600m bond due June 2030	**Fixed 4.375%**	**Fixed 4.48%**	Fixed 4.375%	Fixed 4.38%
£400m bond due June 2032	**Fixed 5.000%**	**Fixed 5.20%**	Fixed 5.000%	Fixed 5.11%
Average cost of bond debt at year-end rates		**3.97%**		3.28%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

C8. Finance cost

	Note	2023 £m	2022 £m	2021 £m
Hedged interest payable on medium-term notes issued[1]		**61**	39	10
Interest payable on bank loans and overdrafts[1]		**42**	5	3
Interest payable on RCF[1]		**3**	1	1
Interest payable on foreign exchange swaps[2]		**44**	19	14
Interest payable on leases	B4	**25**	10	6
Amortisation of discount on provisions		**14**	3	–
Fair value loss on hedge ineffectiveness		**–**	2	–
Total finance cost		**189**	79	34

1. Interest expense on financial liabilities held at amortised cost.
2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £55m (2022: £26m). £12m has been reported in other comprehensive income due to hedge accounting (2022: £8m).

C9. Finance income

	Note	2023 £m	2022 £m	2021 £m
Bank interest received		**25**	5	1
Fair value gain on hedge ineffectiveness		**1**	22	–
Foreign exchange gain on translation of foreign assets/liabilities		**11**	–	–
Hyperinflation accounting adjustment		**11**	22	3
Total finance income		**48**	49	4

D. Other

D1. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Consolidated Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	2023 £m	2022 £m	2021 £m
2020 final dividend paid – 5.41p per share	–	–	100
2021 interim dividend paid – 2.09p per share	–	–	39
2021 final dividend paid – 4.30p per share	–	80	–
2022 interim dividend paid – 2.40p per share	–	42	–
2022 final dividend paid – 5.15p per share	131	–	–
2023 interim dividend paid – 2.75p per share	70	–	–
	201	122	139

An interim dividend of 2.75p per share was paid on 11 September 2023 amounting to £70m. A final dividend in respect of 2023 of 5.93p per share is to be proposed at the Annual General Meeting on 8 May 2024.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2023, but not recognised as a liability at year end, is £150m (2022: £130m; 2021: £80m).

D2. Share capital

The Company's share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end the Company's issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below.

The Company does not have a limited amount of authorised capital and does not hold any shares in treasury.

During the year, 2,500,000 new shares were issued in relation to employee share schemes.

	2023 £m	2022 £m
Issued and fully paid		
At 31 December – 2,522,539,885 shares (2022: 2,520,039,885)	25	25

D3. Contingent liabilities

The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, tax, and litigation. The Group also has contingent liabilities for the management or remediation of environmental issues. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs reliably. The possibility of any significant outflows in respect of these items is considered to be remote.

D4. Related party transactions

Subsidiaries
All transactions between Group subsidiaries were transacted at arm's length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Key management personnel
The Group's strategy and policy are managed by the Executive Leadership Team. Their compensation is shown below:

	2023 £m	2022 £m	2021 £m
Salaries and other short-term employee benefits	6	7	6
Post-employment benefits	2	–	1
Share-based payments	2	5	3
	10	12	10

Joint ventures and associate entities
Nippon Calmic Limited (49%), Boecker Public Safety Services – Qatar W.L.L. (24.5%) and Boecker Public Health Services Limited (30%) were associates during 2022 and 2023. In addition the Group acquired investments in associates based in China with the Terminix acquisition on 12 October 2022 as follows: Fujian Xunke Pest Control Company Limited (30%), Guangdong Vircon Pest Management Company Limited (30%), Ningbo Yuying Vector Control Company Limited (30%) and Guangdong New Hope City Pest Control Company Limited (30%). All balances related to associates are disclosed in Note B6.

There are no significant transactions between associate entities and other Group companies.

D5. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2023.

Related Undertakings
Subsidiaries and other associated undertakings at 31 December 2023

Subsidiaries:

Company name	Share class	% held by Group companies
Argentina		
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina		
Ecotec Interocéanica S.A.	Ordinary	100%
Australia		
Level 3/153 Flinders Street, Adelaide SA 5000, Australia		
Allstate Holdings (SA) Pty Ltd[1]	Ordinary	100%
Allstate Pest Control Pty Ltd[1]	Ordinary	100%
Allstate Services Pty Ltd[1]	Ordinary	100%
Unit A1, 3-29 Birnie Ave, Lidcombe Business Park, Lidcombe NSW 2141, Australia		
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Initial Track Spray Pty Ltd[1]	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Limited	Ordinary	100%
Austria		
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria		
Rentokil Initial GmbH	Ordinary	100%
Bahamas		
5th Terrace Centreville, P.O. Box N-1388, Nassau, New Providence, Bahamas		
Rentokil Initial (Bahamas) Limited	Ordinary	100%
Tropical Exterminators (Holdings) Limited	Common	100%
Tropical Exterminators Limited	Common	100%
Barbados		
One Welches, Welches St. Thomas, Barbados		
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium		
Brandekensweg 2, Schelle, 2627, Belgium		
Ambius N.V.	Ordinary	100%
Initial Belux N.V.	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil		
Rua Maria Braga Lima Dias, Alto Cajueiros, Macaé, Rio de Janeiro, 120, Brazil		
Ativa Controle Ambiental Ltda	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil		
Ecotec Brasil Tratamentos Fitossanitários Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770, Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil		
Ecovec Comercio E Licenciamento De Tecnologias Ltda	Ordinary	100%
Rua Torrinha 171, Bairro Parque da Figueira, Campinas, CEP 13040-310, Brazil		
Impacto Controle de Pragas Ltda.[1]	Ordinary	100%

Company name	Share class	% held by Group companies
Rua Francisco Gonçalo, 16, Loja A, Bairro Pires Façanha, Eusébio, Ceará, CEP 61775-070		
Protecta Manejo Integrado de Pragas Ltda[1]	Ordinary	100%
Avenida Ceci, 348, Fundos, Centro Empresarial Tambore, CEP 06460-120, Barueri -SP, Brazil		
Rentokil Initial Do Brasil Ltda	Ordinary	100%
Rua Carlos de Laet, 3.443, Boqueirão, Curitiba, Paraná, 81650-040, Brazil		
União Sul Controle de Pragas Ltda ME	Ordinary	100%
Brunei Darussalam		
Unit D1 & D1-1 Block D, Bangunan Hj Lajim & Anak-anak, Kampong Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam		
Rentokil Initial (B) Sdn Bhd	Non-redeemable preference shares	100%
	Ordinary	90%
Unit D3, Bangunan Hj Lajim & Anak-anak, Kampong Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam		
Rentokil Initial South East Asia Sdn Bhd[1]	Ordinary	90%
Canada		
1222 Lesperance Road, Tecumseh ON N8N 1X5, Canada		
Copesan Services Canada Inc.	Interest	100%
Suite 900, 1959 Upper Water Street, Halifax NS B3J 2X2, Canada		
Rentokil Canada Corporation	Common Class A	100%
	Common Class B	100%
243-945 av. Newton, Québec G1P4M3, Canada		
Terminix Canada Ltd.	Common	100%
Chile		
Av. Víctor Uribe No 2080 Quilicura Santiago, Chile		
Comercializadora de Insumos y Servicios Mauco Limitada	Social Rights	100%
Ingeclean S.A	Ordinary	100%
Rentokil Initial Chile SpA	Ordinary	100%
El Trapiche No.1322, Galpón No 4, Codominio Pacific, Coquimbo, Chile		
Control De Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile		
Desan SPA	Ordinary	100%
Av. El Salto, Santiago, 4001, Chile		
Ingeniería en Sanitización S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile		
Plaguisur Limitada	Ordinary	100%
Av. Pdte Ibañez 352, Puerto Montt, Chile		
Sociedad Comercial 7 Plagas Limitada[1]	Ordinary	100%

Company name	Share class	% held by Group companies
People's Republic of China		
East 2nd Floor, No. 460 Wenyi West Road, Xihu District, China		
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili#42, Beijing, China		
Rentokil Initial (China) Ltd	Ordinary	100%
Colombia		
Cr 42A 80B 07, Barranquilla, Colombia		
Colplagas S.A.S	Ordinary	100%
Calle 162# 20-08, Bogota, Colombia		
Continental De Fumigaciones S.A.S.	Ordinary	100%
Cr 20 No 162-11, Colombia		
Fumigaciones Young S.A.S.	Ordinary	100%
Calle 15 Sur, No 48-130 Medellin, Antioquia, Colombia		
Fumigax S.A.S.	Ordinary	100%
Carrera 19B No 164A-81, Bogota, Colombia		
Rentokil Initial Colombia S.A.S.	Common	100%
Costa Rica		
San Jose-Escazu San Rafael, Terraforte Building Second Floor, Cordero, Cordero Abogados, Costa Rica		
Decolim Limitada	Common	100%
Avenida 18, calles 17 y 19, edificio 47, Barrio Luján, San José, Costa Rica		
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
Curaçao		
Parke Komersial Korsou, A 24 Veeris, Curacao		
Chuchubi Pest Control N.V.	Common	100%
Czech Republic		
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic		
Rentokil Initial s.r.o.	Ordinary	100%
Denmark		
Paul Bergsoes Vej 22, 2600 Glostrup, Denmark		
Rentokil Initial A/S	Ordinary	100%
Dominican Republic		
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States		
Oliver Exterminating Dominicana Corp.	Common	100%
El Salvador		
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, San Salvador, Central America, El Salvador		
SAGRIP, S.A. DE C.V.	Ordinary	100%
Estonia		
Turi Str. 3/1, 11313, Tallinn, Estonia		
Rentokil OÜ	Ordinary	100%
Eswatini		
Umkhiwa House Lot 195, Karl Grant Street, Mbabane, Eswatini		
RI Swaziland (Pty) Ltd	Ordinary	100%

Company name	Share class	% held by Group companies
Fiji		
Lot 5, Kaua Road, Suva, Fiji		
Rentokil Initial Pte Limited	Ordinary	100%
Finland		
Tikkurilantie 10 Vantaa, Finland, 01380, Finland		
Rentokil Initial Oy	Ordinary	100%
France		
ZA Bertoire II 14, avenue René Dumont, 13410, LAMBESC, France		
ABAIPRO	Ordinary	100%
209 rue de la Belle Etoile, 95700, Roissy-en-France, France		
Ambius SAS	Ordinary	100%
6, rue Livio, 67100, Strasbourg, France		
CAWE FTB Group SAS	Ordinary	100%
145, rue de Billancourt, 92100, Boulogne Billancourt, France		
Initial Hygiene Services SAS	Ordinary	100%
Initial SAS	Ordinary	100%
Rentokil Initial Holdings (France) SA	Ordinary	100%
SCI Gravigny	Ordinary	100%
SCI Vargan	Ordinary	100%
39-53 boulevard Ornano Immeuble Pleyad 3, 93200, Saint-Denis, France		
Rentokil Initial Environmental Services SAS	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%
ZAC des Epineaux 7, avenue Louis Blériot 95740 FRÉPILLON, France		
Technivap SAS	Ordinary	100%
French Guiana		
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana		
Rentokil Initial Guyane SARL	Ordinary	100%
Germany		
Amselweg 20, 87480, Weitnau, Germany		
G.S.D. Gesellschaft für Schädlingsbekämpfung u. Desinfektion mbH	Ordinary	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany		
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Wittener Str. 56, 44789 Bochum, Germany		
Preventa Schadlingsbekampfung GmbH	Ordinary	100%
Heuesch 1, 49808 Lingen (Ems), Germany		
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
Seemann Schädlingsbekämpfung und Holzschutz GmbH & Co.KG	Ordinary	100%
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany		
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Ghana		
43 Cashew Road, Okpoi Gonno, Park Street, Accra, P. O. BOX 8747, Ghana		
Rentokil Initial Ghana Limited	Ordinary	100%

Related Undertakings
continued

Company name	Share class	% held by Group companies
Greece		
7 Aristotelous Street, Tavros, Athens, 177 78, Greece		
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe		
7 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe		
Pole Hygiene et Recyclage Group SAS[1]	Ordinary	100%
6 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe		
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe		
SOS Guadeloupe Traitement Sarl	Ordinary	100%
Guatemala		
9 Av. 39-97, Zona 8, Ciudad Guatemala, Guatemala		
Servicios Agricolas Profesionales Sociedad Anonima	Ordinary	100%
Guernsey		
P O Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey		
Felcourt Insurance Company Limited	Ordinary	100%
Guyana		
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana		
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras		
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras		
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.	Ordinary	100%
San Pedro Sula, Departamento de Cortes, San Pedro Sula, Honduras		
Sagrip Honduras S.A.	Nominative	100%
Hong Kong		
23/F, Westin Centre, 26 Hung to Road, Kwun Tong, Kowloon, Hong Kong		
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%
India		
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai, Maharashtra, 400 104, India		
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Villa No.3, Crescent Villa, Candolim, Goa, 403515, India		
PCI Pest Control Private Limited	Ordinary	65%[4]

Company name	Share class	% held by Group companies
Indonesia		
South Quarter Tower B, Lantai 21, Unit E,F,G,H. Jl. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel., Cilandak Barat, Kec Cilandak, Jakarta, Selatan, Indonesia		
PT. Calmic Indonesia	Common A	100%
	Common B	100%
PT. Rentokil Indonesia	Common A	100%
	Common B	100%
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah Abang, Jakarta Pusat, Indonesia		
PT Wesen Indonesia	Ordinary	100%
Republic of Ireland		
Hazel House, Millennium Park, Naas, County Kildare, Ireland		
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited	Ordinary	100%
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
15 Oxford Lane, Dublin 6, Ranelagh, Dublin, D06 W5K2, Ireland		
Pest Pulse Limited	€0.0075 Ordinary A	100%
	€0.0075 Ordinary	100%
	€0.01 Ordinary	100%
Opposite Rosary Place, Castleredmond, Midleton, Co. Cork, Midleton, Ireland		
Ronaldon Limited	Ordinary	100%
Israel		
13 Hadid 7313500, Israel		
Eitan Amichai Pest Management IPM Ltd	Ordinary	100%
Yarokologi Ltd.	Ordinary	100%
Italy		
Via Laurentina km. 26,500, 157 a/c, 00071, Pomezia, Italy		
Rentokil Initial Italia SpA	Ordinary	100%
Jamaica		
39-41 Second Street, Newport West, Kingston 13, Jamaica		
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan		
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan		
Arena Public Health Co.	Ordinary	100%
Kenya		
Unit 5 Sameer Industrial Park, Roac C, Off Enterprise Road Industrial Area, Nairobi, Kenya		
Rentokil Initial Kenya Limited	Ordinary	100%
Republic of Korea		
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul, Korea, 121-856, Republic of Korea		
Rentokil Initial Korea Ltd	Common	100%

Company name	Share class	% held by Group companies
Lebanon		
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon		
Boecker International SAL (Offshore)	Ordinary	100%
Adonis Building, Bechara el Khoury, Beirut, Lebanon		
Boecker Public Health s.a.l	Ordinary	100%
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon		
Boecker World (Holding) s.a.l.	Ordinary	100%
Libya		
Janzour, Tripoli, Libya		
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania		
Drobės g. 62, LT-45181, Kaunas, Lithuania		
Dezinfa, UAB	Ordinary	100%
Luxembourg		
Rue de la Chapelle 47, 4967, Clemency, Luxembourg		
R-Control Desinfections SA	Ordinary	100%
Rentokil Luxembourg Sarl	Ordinary	100%
6 Rue Eugène Ruppert, L-2453, Luxembourg		
SVM Finance Luxembourg 1 S.a.r.l.	Ordinary	100%
6 Rue Eugène Ruppert, L-2453, Luxembourg		
SVM Finance Luxembourg 2 S.a.r.l.	Ordinary	100%
Malawi		
Plot No. LE 377, Patridge Avenue, Limbe, P O BOX 5135, Malawi		
Rentokil Initial Limited	Ordinary	100%
Malaysia		
Level 8 Symphony House Pusat Dagangan Dana 1, Jalan PJU 1A/46, Petaling Jaya, 47301 Selangor Darul, Selangor, Malaysia		
Rentokil Initial (M) Sdn Bhd	Ordinary	100%
UFTC Sdn Bhd	Ordinary	100%
Maldives		
No. 6-A, Faamudheyrige Building, Orchid Magu, Repu, Malé, Maldives		
Rentokil Initial Maldives (Pvt) Ltd	Preferential Shares	60%
Martinique		
Soudon, Le Lamentin, 97232, Martinique		
Rentokil Initial Martinique Sarl	Ordinary	100%
Mexico		
Calle Sauce 29, Col. Santa Maria La Ribera, Delegación Cuauhtemoc, CDMX , 06400, Mexico		
Control Vifer, S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Servicios de Plagas Terminix, S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Terminix International S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Juan Álvarez #482, Colonia Centro, Monterrey, N.L., 64000, Mexico		
Balance Urbano Control de Plagas S.A. de CV	Ordinary	100%
Calle 29, No. 210 Col. Garcia Gineres, Merida, Yucatán, 97070, Mexico		
Personal Profesional de Pesticidas S.A. de C.V.	Ordinary	100%

Company name	Share class	% held by Group companies
Mozambique		
Avenida da Namaacha, kilometro 6, Residencial Mutateia, Cidade da Matola, Mozambique		
Rentokil Initial Mozambique Limitada	Ordinary	100%
Netherlands		
Impact 6, 6921 RZ, Duiven, Netherlands		
Ambius B.V.	Ordinary	100%
Oude Middenweg 77, 2491 AC, Den Haag, Netherlands		
B.V. Rentokil Funding	Ordinary A	100%
BET (Properties) B.V.	Ordinary	100%
BET Finance B.V.	Ordinary	100%
Holland Reconditionering B.V.	Ordinary	100%
Rentokil Initial Finance B.V.	Ordinary	100%
Rentokil Initial International B.V.	Ordinary	100%
Rentokil Initial Overseas (Holdings) B.V.	Ordinary	100%
Ravenswade 54-S, 3439, Nieuwegein, LD, Netherlands		
Rentokil Initial B.V.	Ordinary	100%
New Zealand		
Level 1, 89 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand		
Rentokil Initial Limited	Ordinary	100%
Norway		
Sanitetsveien 17, Skjetten, Lillestrøm, 2013, Norway		
Rentokil Forsikring AS	Ordinary	100%
Rentokil Initial Norge AS	Ordinary	100%
Skadedyrbutikken AS	Ordinary	100%
Pakistan		
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan		
C-Shine Sustainable Solutions (Private) Limited	Ordinary	70%
Peru		
Calle 23 Mza, Z-1 Lote 9, Villa El Salvador, Peru		
Ingeclean Peru S.A.C	Ordinary	100%
Philippines		
No 73 Elisco Road, Bo, Kalawaan, Pasig City, 1600, Philippines		
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland		
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640, Warszawa, Poland		
Rentokil Polska Sp. z o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland		
Vaco sp. z o.o	Ordinary	100%
Portugal		
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal		
Rentokil Initial Portugal – Servicos de Proteccao Ambiental, Lda.	Ordinary	100%
Puerto Rico		
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States		
Rentokil of Puerto Rico, Inc.	Common	100%

Related Undertakings
continued

Company name	Share class	% held by Group companies
Saudi Arabia		
King Abdul Aziz Road, Suliemaniyah, Riyadh, 12243, Saudi Arabia		
BET Trading LLC	Ordinary	100%
4477 King Abdul Aziz Road, Suleimaniya, Unit 2 Riyadh KSA, Saudi Arabia		
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No: 401, 4th Floor, Al Tamimi Building, Al Khobar North, Al Khobar, 31952, Saudi Arabia		
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%
Singapore		
16 Jalan Mesin, Singapore, 368815, Singapore		
Rentokil Initial Asia Pacific Management Pte Ltd	Ordinary	100%
Rentokil Initial Singapore Private Limited	Ordinary	100%
Slovakia		
Kopcianska 10, Bratislava, 851 01, Slovakia		
Rentokil Initial s.r.o.	Ordinary	100%
South Africa		
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow, 7000, South Africa		
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
2 Stigant Road, Claremont, Cape Town, 7708, South Africa		
Newshelf 1232 (Pty) Ltd	Preference	100%
Rentokil Initial (Proprietary) Limited	Ordinary	100%
Rentokil Initial Dikapi JV (Pty) Limited	Ordinary	59%
Spain		
C/ Monasterio de Nájera 1, 50002, Zaragoza, Spain		
Desinfecciones Bionext, S.L.[1]	Ordinary	100%
C/ Mar Mediiterráneo 1, 28830 San Fernando de Henares, Madrid, Spain		
Initial Gaviota S.A.U	Ordinary	100%
Rentokil Initial Espana SA	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Polígono Industrial "Pla de Vallonga", Calle Meteorito, 59 – Alicante, Spain		
Lokimica S.A	Ordinary	100%
Calle de la Nena Casas, 71, 08017, Barcelona, Spain		
Servicios Depec S.L.	Ordinary	100%
C/ Palanca 34 Local Calle, 28045, Madrid, Spain		
Tecnologia y Desarrollo Medioambiental, S.L.[1]	Ordinary	100%
Sri Lanka		
No. 307, Negombo Road, Peliyagoda, Sri Lanka		
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%
Sweden		
Avestagatan 61, SE 163 53 Spanga, Sweden		
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Rentokil AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%

Company name	Share class	% held by Group companies
c/o Nomor AB, Tusbystråket 1B, 191 61, Sollentuna, Sweden		
Nomor AB	Ordinary	100%
Nomor Försäkring AB	Ordinary	100%
Nomor Holding AB	Ordinary	100%
Terminix Nomor AB	Ordinary	100%
Switzerland		
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland		
Rentokil Schweiz AG	Ordinary	100%
Taiwan		
14F-1, No. 26, Ln. 61, Sec. 1,, Guangfu Rd., Sanchong Dist., New Taipei City, Taiwan (Province of China)		
Initial Hygiene Co Ltd	Ordinary	100%
Rentokil Co., Limited	Ordinary	100%
Tanzania		
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 21184, Dar es Salaam, Tanzania		
Initial Hygiene (T) Limited	Ordinary	100%
Thailand		
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, Thailand, 10400, Thailand		
Cannon Pest Management Co. Ltd	Ordinary	100%
Rentokil Initial (Thailand) Ltd	Ordinary	100%
Trinidad and Tobago		
Field no. 82, KK-LL, Aranguez South, Trinidad and Tobago		
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Tunisia		
Technopole Textile, SAHLINE, NEOTEX, MONASTIR, Sahline, 5012, Tunisia		
CAP Tunis	Ordinary	100%
Turkey		
1201/1 sok. No:2 Kat:3 D:301-302 Su Plaza, Yenişehir, Konak, Izmir, Turkey		
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi A.Ş	Ordinary	100%
Uganda		
Plot No 2012, Kalinabiri Road, Ntinda, Kampala, Uganda		
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates		
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates		
Boecker Food Safety L.L.C.	Ordinary	100%
Al Shafar Tower 1, 14th floor, office No. 1401, TECOM, Al Barsha Heights, Dubai, United Arab Emirates		
Boecker Pest Control L.L.C.	Ordinary	100%
Boecker Public Health Pest Control Equipment Trading L.L.C.	Ordinary	100%
Rentokil Initial Pest Control LLC	Ordinary	100%
Office 5, M26, Mussafah, Abu Dhabi, United Arab Emirates		
National Pest Control LLC	Ordinary	100%
7122 228/M AL, Shop #G4, Al Manakh, Sharjah, United Arab Emirates		
National Pest Control Per Person Company LLC	Ordinary	100%

Company name	Share class	% held by Group companies
United Arab Emirates (continued)		
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates		
Specialist Int. Pest Control LLC	Ordinary	100%
United Kingdom		
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK		
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
	Deferred	100%
BET Environmental Services Ltd	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[2]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[2]	Ordinary	100%
Castlefield House Limited	Ordinary	100%
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[2]	Ordinary	100%
Contemporary Plant Designs Limited[1,2]	Ordinary	100%
Dudley Industries Limited	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[2]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Interior Contracts (UK) Limited[1,2]	Ordinary	100%
Kent Tropical Interiors Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
Manor Planting Ltd[1,2]	Ordinary	100%
Nature At Work Limited[1,2]	Ordinary	100%
Newman's Plants Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Opel Transport & Trading Company Limited	Ordinary	100%
Paul Lomax Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Peter Cox Limited	Ordinary A	100%
Plant Nominees Limited	Ordinary	100%
Prime Projects International Limited[1,2]	Ordinary	100%
Prokill (UK) Ltd	Ordinary A	100%
Prokill Limited	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
	Ordinary D	100%
Rapid Washrooms Limited	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Rentokil Dormant (No.6) Ltd	Ordinary	100%
Rentokil Initial (1896) Limited	Ordinary	100%
Rentokil Initial (1993) Limited[2]	Ordinary	100%
Rentokil Initial 1927 plc	Ordinary	100%
Rentokil Initial Americas Limited[2]	Ordinary	100%
Rentokil Initial Asia Pacific Limited[2]	Ordinary	100%
Rentokil Initial Brazil Limited[2]	Ordinary	100%
Rentokil Initial Finance Limited[2]	Ordinary	100%
Rentokil Initial Holdings Limited[2]	Ordinary	100%
Rentokil Initial Investments South Africa[2]	Ordinary	100%
Rentokil Initial Pension Trustee Limited	Ordinary	100%
Rentokil Initial Services Limited	Ordinary	100%
Rentokil Initial UK Ltd	Ordinary	100%
Rentokil Insurance Limited	Ordinary	100%
Rentokil Limited[2]	Ordinary	100%
Rentokil Overseas Holdings Limited[2]	Ordinary	100%

Company name	Share class	% held by Group companies
Rentokil Property Care Limited	Ordinary	100%
Rentokil Property Holdings Limited[2]	Ordinary	100%
RI Dormant No.18 Limited	Ordinary	100%
RI Dormant No.20 Limited	Ordinary	100%
Saaman Limited[1,2]	Ordinary	100%
Stephens & Carter Limited[5]	Ordinary	100%
Stratton House Leasing Limited[2]	Ordinary	100%
SVM International Services Limited	Ordinary	100%
Target Express Holdings Limited	Ordinary	100%
Target Express Limited	Ordinary	100%
Target Express Parcels Limited	Ordinary	100%
TEB Cleaning Services Limited	Ordinary	100%
The Palfreymans Limited[1]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
	Ordinary D	100%
	Ordinary E	100%
Tropical Ambience Limited[1,2]	Ordinary	100%
Tropical Innovation Limited[1,2]	Ordinary	100%
Urban Planters Franchise Limited[1,2]	Ordinary	100%
Harper Macleod, The Ca'D'Oro, 45 Gordon Street, Glasgow, G1 3PE, UK		
Duct Clean Services Ltd[1,2]	Ordinary	100%
Industrial Clothing Services Limited	Ordinary	100%
Pest Protection Services (Scotland) Limited	Ordinary A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Ltd.	Ordinary	100%
United States		
Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States		
Anza, LLC	Ordinary	100%
Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States		
CDRSVM Holding, LLC	Common	100%
CDRSVM Investment Holding, LLC	Common	100%
Creative Plantings Inc	Ordinary	100%
Initial Contract Services LLC	Interest	100%
Ramac (US) LLC	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Secure Monthly Affordable Credit Corporation	Common	100%
Secure Monthly Affordable Credit Limited Partnership	Ordinary	100%
SVM Honduran Service and Investments Company, LLC	Interest	100%
SVM Olympus Service Company, LLC	Interest	100%
SVM Progressive Service Company, LLC	Interest	100%
SVM Technicians Service Company, LLC	Interest	100%
SVM Vanguard Service Company, LLC	Interest	100%
Terminix Consumer Services, LLC	Interest	100%
Terminix Holdings, LLC	Ordinary	100%
Terminix International Holdings, Inc	Interest	100%
Terminix Management Corporation	Interest	100%
Terminix Receivables Company LLC	Interest	100%
The Terminix Company, LLC	Interest	100%
The Terminix Foundation	Interest	100%
TMX Holdco, Inc.	Common	100%
United Transport America LLC	Interest	100%
Virginia Properties Inc	Ordinary	100%
W.B. McCloud & Co., Inc.	Interest	100%
2540, Lawrenceville Hwy, Lawrenceville, GA 30044, United States		
Asiatic Holdings LLC	Ordinary	100%
Steritech-Canada, Inc.	Common	100%

Related Undertakings
continued

Company name	Share class	% held by Group companies
United States (continued)		
1000 Labarre Road, Metairie, LA 70001, United States		
Mississippi Mosquito Control, LLC	Interest	100%
Mosquito Control of Lafourche, LLC	Interest	100%
Mosquito Control Services of Florida, LLC	Interest	100%
Mosquito Control Services of Georgia, LLC	Interest	100%
Mosquito Control Services, LLC	Interest	100%
Rittiner Group, LLC	Interest	100%
St. Charles Mosquito Control, LLC	Interest	100%
St. John Mosquito Control, LLC	Interest	100%
Terrebonne Mosquito Control, LLC	Interest	100%
PO Box 4510 Ten Free Street, Portland ME 04112, United States		
Asiatic Investments, Inc.	Ordinary	100%
2288 150th Street Halstad MN 56548, United States		
Airborne Vector Control LLC	Common	100%
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States		
Advanced Pest Management Co, LLC	Common	100%
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Cygnet Enterprises, Inc	Common	100%
Medentex LLC	Common	100%
Rentokil Initial Environmental Services LLC	Interest	100%
Rentokil North America, Inc.	Ordinary	100%
Solitude Lake Management, LLC	Common	100%
Vector Disease Acquisition, LLC	Common	100%
	Common Series A	100%
	Common Series B	100%
Vector Disease Control International, LLC	Common	100%
1313 Miller Road, Greenville SC 29607, United States		
Gregory Pest Control, LLC	Ordinary	100%
150 Peabody Place, Memphis TN 38103-3720, United States		
Copesan Services, Inc.	Interest	100%
The Terminix International Company Limited Partnership	Ordinary	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States		
Terminix Gift, LLC	Interest	100%
463 Mountain View Drive, Suite 301, 3rd Floor, Colchester VT 05446, United States		
Steward Insurance Company	Common	100%
Uruguay		
Tomás Giribaldi, apto 3, 2270, Uruguay		
Amalur Uruguay Sociedad Anónima[1]	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay		
La Sanitaria S.A.	Ordinary	100%
La Paz, 1227, Departamento de Montevideo, Uruguay		
Livelux S.A.	Ordinary	100%
Vietnam		
68 Hong Ha, Ward 2, Tan Binh District, Ho Chi Minh City, Vietnam		
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, US		
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, US		
Terminix International USVI, LLC	Interest	100%

Associated undertakings:

Company name	Share class	% held by Group companies
People's Republic of China		
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China		
Fujian Xunke Pest Control Company Limited	Ordinary	30%
Room 1005, Unit1, Building1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China		
Guangdong New Hope City Pest Control Company Limited	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China		
Guangdong Vircon Pest Management Company Limited	Ordinary A	30%
Room (2-1), Unit19, Xindian Xingzuo, Haishu district, Ningbo City, Zhejiang Province, China		
Ningbo Yuying Vector Control Company Limited	Ordinary	30%
Egypt		
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt		
ServicePros S.A.E.[3]	Ordinary	30%
France		
41 Avenue de La Porte de Villiers, 92200, Neuilly-Sur-Seine, France		
SCI Pierre Brossolette	Ordinary	26.25%
Japan		
Kyoritsu Seiyaku Building, 1-5-10 Kudan Minami, Chiyoda-Ku, Tokyo, Japan		
Nippon Calmic Ltd	Ordinary	49%
Nigeria		
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria		
Boecker Public Health Services Ltd	Ordinary	30%
Norway		
Veverivegen 10, 2848 Skreia, Norway		
Skadedyrkontrollen Øst AS	Ordinary	40%
Qatar		
16 A Al Mana Business Tower, Doha, Qatar		
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom		
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY		
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited	Ordinary	50%

Note: The percentage of shares held by Group companies remains unchanged in 2023 for all companies unless otherwise stated.

1. Acquired or incorporated by the Group in 2023.
2. As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
3. This entity is non-operational and the Group does not carry out business in this jurisdiction.
4. 2022: 57%
5. Temporary restoration; company was dissolved in 2010.

Parent Company Balance Sheet
At 31 December

	Notes	2023 £m	2022 £m
Non-current assets			
Investments	4	**4,438**	4,415
Debtors – amounts falling due after more than one year	5	**2,750**	2,750
Deferred tax assets	6	**27**	29
Derivative financial instruments	7	**57**	21
		7,272	7,215
Current assets			
Debtors – amounts falling due within one year	5	**20**	148
Cash and cash equivalents		**558**	750
Derivative financial instruments	7	**13**	–
		591	898
Current liabilities			
Creditors – amounts falling due within one year	8	**(549)**	(272)
Bank and other borrowings	9	**(441)**	(877)
Derivative financial instruments	7	**(32)**	–
		(1,022)	(1,149)
Net current liabilities		**(431)**	(251)
Non-current liabilities			
Bank and other borrowings	9	**(3,172)**	(3,015)
Derivative financial instruments	7	**(16)**	(92)
		(3,188)	(3,107)
Net assets		**3,653**	3,857
Equity capital and reserves			
Share capital	10	**25**	25
Share premium	11	**14**	9
Merger relief reserve		**2,998**	2,998
Cash flow hedge reserve		**2**	1
Retained earnings		**614**	824
Total equity		**3,653**	3,857

Under section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own Statement of Comprehensive Income. The Company reported a loss for the year ended 31 December 2023 of £35m (2022: loss of £72m).

The Financial Statements on pages 221 to 226 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Stuart Ingall-Tombs on 7 March 2024.

Andy Ransom
Chief Executive

Stuart Ingall-Tombs
Chief Financial Officer

Parent Company Statement of Changes in Equity

For the year ended 31 December

	Called up share capital £m	Share premium account £m	Merger relief reserve £m	Cash flow hedge reserve £m	Cost of hedging £m	Retained earnings £m	Total equity £m
At 1 January 2022	19	7	–	9	(2)	1,003	1,036
Loss for the year	–	–	–	–	–	(72)	(72)
Other comprehensive income:							
Cost of hedging	–	–	–	–	2	–	2
Movement on cash flow hedge	–	–	–	(8)	–	–	(8)
Total comprehensive income for the year	–	–	–	(8)	2	(72)	(78)
Transactions with owners:							
Shares issued in the year	6	–	3,014	–	–	–	3,020
Gain on stock options	–	2	–	–	–	–	2
Dividends paid to equity shareholders	–	–	–	–	–	(122)	(122)
Cost of issuing new shares	–	–	(16)	–	–	–	(16)
Share-based payments charged to profit and loss	–	–	–	–	–	2	2
Share-based payments debited to investments	–	–	–	–	–	15	15
Tax related to items taken directly to equity	–	–	–	–	–	(2)	(2)
At 31 December 2022	**25**	**9**	**2,998**	**1**	**–**	**824**	**3,857**
Loss for the year	–	–	–	–	–	(35)	(35)
Other comprehensive income:							
Movement on cash flow hedge	–	–	–	1	–	–	1
Total comprehensive income for the year	–	–	–	1	–	(35)	(34)
Transactions with owners:							
Gain on stock options	–	5	–	–	–	–	5
Dividends paid to equity shareholders	–	–	–	–	–	(201)	(201)
Share-based payments charged to profit and loss	–	–	–	–	–	4	4
Share-based payments debited to investments	–	–	–	–	–	23	23
Tax related to items taken directly to equity	–	–	–	–	–	(1)	(1)
At 31 December 2023	**25**	**14**	**2,998**	**2**	**–**	**614**	**3,653**

Shares of £nil (2022: £nil) have been netted against retained earnings. This represents 13.0m (2022: 19.6m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2023 was £57m (2022: £100m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Notes to the Parent Company Financial Statements

1. Accounting convention

These Financial Statements are prepared on a going concern basis, using the historical cost convention (as modified to include the revaluation of certain financial instruments), and are prepared in accordance with the Companies Act 2006 as applicable to companies using Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). In preparing these Financial Statements, the Company applies the recognition, measurement and disclosure requirements of UK-adopted International Accounting Standards (IAS) in conformity with the requirements of the Companies Act 2006 ('Adopted IFRSs'), but makes amendments where necessary in order to comply with the Companies Act 2006 and has set out below where advantage of the FRS 101 disclosure exemptions has been taken. The results of Rentokil Initial plc are included in the Consolidated Financial Statements of Rentokil Initial plc, which are presented on pages 170 to 220.

The Company has taken advantage of the following disclosure exemptions under FRS 101, all of which have equivalent disclosures included in the Consolidated Financial Statements:
• the requirements of paragraphs 45(b) and 46–52 of IFRS 2 Share-based Payment;
• the requirements of paragraphs 62, B64(d), B64(e), B64(g), B64(h), B64(j) to B64(m), B64(n)(ii), B64(o)(ii), B64(p), B64(q)(ii), B66, and B67 of IFRS 3 Business Combinations;
• the requirements of IFRS 7 Financial Instruments: Disclosures;
• the requirements of paragraphs 91–99 of IFRS 13 Fair Value Measurement;
• the requirement in paragraph 38 of IAS 1 Presentation of Financial Statements to present comparative information in respect of: (i) paragraph 79(a) (iv) of IAS 1; (ii) paragraph 73(e) of IAS 16 Property, Plant and Equipment; (iii) paragraph 118(e) of IAS 38 Intangible Assets; (iv) paragraphs 76 and 79(d) of IAS 40 Investment Property; and (v) paragraph 50 of IAS 41 Agriculture;
• the requirements of paragraphs 10(d), 10(f), 39(c), and 134–136 of IAS 1 Presentation of Financial Statements;
• the requirements of IAS 7 Statement of Cash Flows;
• the requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors;
• the requirements of paragraph 17 of IAS 24 Related Party Disclosures;
• the requirements in IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member;
• the requirements of paragraphs 134(d)–134(f) and 135(c)–135(e) of IAS 36 Impairment of Asset; and
• the requirements of paragraphs 88C and 88D of IAS 12 Income Taxes.

2. Material accounting policies

Judgements and key areas of estimation
The preparation of Financial Statements in compliance with FRS 101 requires the use of certain critical accounting estimates. It also requires the Company's Directors to exercise judgement in applying the Company's accounting policies. The areas where significant judgements and estimates have been made in preparing the Financial Statements and their effect are disclosed in Note 3.

Investments
Investments held as fixed assets are stated at cost less provision for any impairment. In the opinion of the Directors, the value of such investments are not less than shown at the balance sheet date.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost (where hedge accounting is not applied); any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date under its committed bank credit facilities.

Deferred tax
Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the statement of financial position differs from its tax base, except for differences arising on:
• the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit; and
• investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets/liabilities are settled/recovered.

Financial instruments and risk management
The Company policy in respect of financial instruments and risk management is disclosed in Section C of the Notes to the Consolidated Financial Statements on pages 203 to 212. Disclosures have been made on financial instruments as required by the Companies Act 2006.

Expected credit loss calculations are performed annually for intercompany debtors and are a probability-weighted estimate of credit losses based on the Company's historical credit loss experience adjusted for debt-specific factors.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity.

Notes to the Parent Company Financial Statements
continued

Share-based compensation

The Group operates two equity-settled share-based long-term incentive plans (LTIPs): the Performance Share Plan and the Restricted Share Plan. The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value of the Performance Share Plan is determined by reference to option pricing models, principally stochastic and adjusted Black-Scholes models. The fair value of the Restricted Share Plan is determined by reference to an adjusted Black-Scholes model. The charge for both plans is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid. See Note D1 of the Consolidated Financial Statements for details of dividends proposed in the year.

3. Critical accounting estimates and judgements

The Company makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future actual experience may differ from these estimates and assumptions. Estimates and assumptions have been reviewed to assess whether significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is present; there were no estimates nor assumptions found to have such significant risk.

4. Investments

	2023 £m	2022 £m
At 1 January	**4,415**	290
Additions	**–**	8,220
Disposals	**–**	(4,110)
Share-based payments to employees of subsidiaries	**23**	15
At 31 December	**4,438**	4,415

At 31 December 2023 Rentokil Initial Holdings Limited is the Company's sole direct subsidiary undertaking. All other indirect subsidiary undertakings are listed on pages 214 to 220.

5. Debtors

	2023 £m	2022 £m
Amounts falling due within one year:		
Amounts owed by subsidiary undertakings – non-interest-bearing loans (repayable on demand)	**20**	16
Amounts owed by subsidiary undertakings – interest-bearing loan (effective interest rate of 4.57%)	**–**	132
	20	148
Amounts falling due after more than one year:		
Amounts owed by subsidiary undertakings – interest-bearing loan (with effective interest rate of 2.5%)	**2,750**	2,750

Amounts owed by subsidiary undertakings due after one year relates to an interest-bearing loan that matures in July 2026.

6. Deferred taxation

	2023 £m	2022 £m
The deferred tax asset is made up as follows:		
LTIP	**13**	16
Tax losses	**14**	13
	27	29

The Company is within the scope of the OECD Pillar 2 model rules. Pillar 2 legislation was enacted in the United Kingdom, the jurisdiction in which the entity is incorporated, and will come into effect from 1 January 2024.

Since the Pillar 2 legislation was not effective at the reporting date, the Company has no related current tax exposure. The Company applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes, as provided in the amendments to IAS 12 issued in May 2023. Further information about Pillar 2 legislation can be found in the Notes to the Consolidated Financial Statements in Note A12.

FRS 101 provides exemption from the disclosure requirements of paragraphs 88C and 88D of IAS 12 Income Taxes provided that equivalent disclosures are included in the consolidated financial statements of the Group in which the Company is consolidated.

7. Derivative financial instruments

	Fair value assets 2023 £m	Fair value assets 2022 £m	Fair value liabilities 2023 £m	Fair value liabilities 2022 £m
Interest rate swaps (level 2):				
– non-hedge	**66**	16	**(46)**	(92)
– cash flow hedge	**4**	5	**(2)**	–
	70	21	**(48)**	(92)
Analysed as follows:				
Current portion	**13**	–	**(32)**	–
Non-current portion	**57**	21	**(16)**	(92)
	70	21	**(48)**	(92)

Cash flow hedge accounting has been applied to derivatives (marked as cash flow hedge in the table above) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as 'non-hedge'. Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £1m (2022: £nil) from those derivatives relating to ineffectiveness in a cash flow hedge relationship. Cash flow hedge accounting has been applied to €nil (2022: €nil) of the €400m 2024 bond, €179m (2022: €179m) of the €500m 2026 bond, and €175m (2022: €175m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2023, the amount in comprehensive income related to cash flow hedge accounting was a gain of £1m (2022: £8m loss).

8. Creditors

	2023 £m	2022 £m
Amounts falling due within one year:		
Amounts due to subsidiary undertakings (non-interest-bearing loans repayable on demand)	**542**	256
Other creditors	**7**	16
	549	272

9. Bank and other borrowings

	2023 £m	2022 £m
Amounts falling due within one year	**441**	877
Amounts falling due after one year	**3,172**	3,015
	3,613	3,892

Medium-term notes and bond debt comprises:

	Bond interest coupon 2023	Effective hedged interest rate 2023	Bond interest coupon 2022	Effective hedged interest rate 2022
Current				
€400m bond due November 2024	**Fixed 0.950%**	**–**	Fixed 0.950%	–
Non-current				
€500m bond due May 2026	**Fixed 0.875%**	**Fixed 2.800%**	Fixed 0.875%	Fixed 1.780%
€850m bond due June 2027	**Fixed 3.975%**	**–**	Fixed 3.975%	–
€600m bond due October 2028	**Fixed 0.500%**	**Fixed 2.230%**	Fixed 0.500%	Fixed 1.300%
€600m bond due June 2030	**Fixed 4.475%**	**–**	Fixed 4.475%	–
£400m bond due June 2032	**Fixed 5.000%**	**–**	Fixed 5.000%	–
Average cost of bond debt at year-end rates		**2.93%**		2.76%

The Company bank debt facilities comprise:

	Facility amount 2023 £m	Drawn at year end 2023 £m	Headroom 2023 £m	Interest rate at year end 2023 %	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022 %
Non-current								
$700m term loan due October 2025	**550**	**550**	**–**	**5.9**	579	579	–	4.9
$1.0bn RCF due October 2028	**785**	**–**	**785**	**0.14**	827	–	827	0.14

The RCF was undrawn throughout 2022 and 2023. There are no financial covenants on the RCF or any other debt facility.

Notes to the Parent Company Financial Statements
continued

10. Share capital

During the year 2,500,000 new shares were issued in relation to employee share schemes.

	2023 £m	2022 £m
Issued and fully paid:		
At 31 December – 2,522,539,885 shares of 1p each (2022: 2,520,039,885)	25	25

11. Share premium

	2023 £m	2022 £m
At 31 December	14	9

12. Guarantees and contingent liabilities

The Company has provided guarantees in respect of bank and other borrowings held by its subsidiary undertakings. In addition, there are contingent liabilities in respect of litigation, pensions, and tax. The possibility of any significant outflows in respect of these items is considered to be remote.

13. Auditor's remuneration

Note A8 to the Consolidated Financial Statements provides details of the remuneration of the Company's auditor for the Group.

14. Employees

The monthly average number of people employed by the Company during the year was six (2022: eight). Details on employee costs are in Note A9 of the Consolidated Financial Statements. Services for finance, taxation, treasury, legal, HR, and IT are provided by Rentokil Initial 1927 plc and recharged to the Company. Information on Directors' emoluments, share and other interests, transactions, and pension entitlements is included in the Directors' Remuneration Report in this Annual Report.

15. Share-based payments

Share-based payments for the financial year were £27m (2022: £17m), of which £4m (2022: £2m) was charged to the profit and loss account and £23m (2022: £15m) was debited to investments. Share options relating to the Board of Directors are disclosed in the Directors' Remuneration Report and detailed share-based payment disclosures are shown in Note A11 of the Consolidated Financial Statements.

16. Related party transactions

The Company has not undertaken any transactions with related parties during the year, other than transactions with wholly owned related parties of Rentokil Initial plc. Such transactions are exempt from disclosure under FRS 101. There were no transactions with non-wholly owned related parties of Rentokil Initial plc.

17. Post balance sheet events

There have been no significant post balance sheet events affecting the Company since 31 December 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with our audited Consolidated Financial Statements and the related notes thereto, included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to the Group's plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the 'Risk Factors' and sections of this Annual Report, including 'Cautionary Statement Regarding Forward-Looking Statements'. Therefore, actual results may differ materially from those contained in any forward-looking statements.

The impact of macroeconomic factors on the Group's business

Macroeconomic factors

Inflation – The Group's cost base is largely driven by the cost of compensation for employees, the costs of required equipment (including service equipment and uniforms, vehicles and fuel, and technology necessary to deliver the high-quality services), and the cost of the products being used on customer premises including service contract equipment and consumables. All of these costs are subject to inflationary pressures and as such, sustained elevated increases in such costs may not always be possible to pass on to customers.

As a result of the invasion of Ukraine in the first quarter of 2022, inflation levels globally have risen to their highest in two decades, particularly impacting fuel prices, timber prices, energy prices and labour costs. This compares with the period from 2020 to 2021, when inflationary pressures were typically low in the countries in which the Group operated, and therefore passing these costs onto customers has been achievable. In contrast, the Group also has operations in Lebanon, a hyperinflationary country. The business in Lebanon implements frequent price increases to offset the increases in costs it incurs. This demonstrates that the Group has operations in both low and high inflationary markets, and is accustomed to a range of inflationary environments.

During 2023, the Group has been able to pass along the incurred inflationary impacts in the form of increased prices to its customers. However, the Group cannot predict the extent to which it may experience future cost increases. The Group may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on the Group's business.

Shortage of products or supply chain impacts – The Group does not have significant exposure to international logistics as the majority of its purchased products and services are sourced in the country where they are consumed. Where there are local shortages, products are typically able to be imported quickly from neighbouring markets. Where global shortages exist, such as recent microchip shortages impacting IT and vehicle supply chains, the Group has been able to generally extend the life of the asset until supply chains catch up. However, should there be long-term shortages of critical products or services in the future, then this may adversely impact the operational performance of the Group.

Labour shortages – The goods and services of the Group are sold by front line sales employees and delivered by a highly skilled technician workforce. These employees are supported by functional support employees in the Group's offices around the world. The Group typically retains around 85% of employees each year, although this can vary from year to year and by market. As a result of employees leaving each year and the need to replace and hire additional employees for growth, The Group has established experienced recruitment teams and processes, allowing access to many different labour marketplaces. The Group has a very strong recruitment brand and offers attractive remuneration packages and career development opportunities. In the future, a very significant shortage of labour in a specific geography may limit the Group's ability to service revenue opportunities while finding qualified employees and adversely impact the operational performance of the Group.

Key indicators of performance and financial condition

The Group focuses on a variety of indicators and key operating and financial metrics, including certain non-IFRS measures, to monitor the financial condition and performance of its business. These metrics include Revenue, Operating profit, Adjusted Operating Profit (at CER), Adjusted Profit Before Tax, Adjusted Profit after Tax, Adjusted Earnings Per Share, Adjusted Interest, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Customer Retention, Colleague Retention and Lost Time Accident Rate.

Revenue – Revenue results are primarily a function of the volume and pricing of the services and products provided to the Group's customers by the business, as well as the mix of services and products provided across the business. The volume of revenue is impacted by new unit sales, the retention of existing customers and acquisitions. The Group serves both residential and commercial customers. During 2023, sales were generated across 90 countries, with the only country accounting for greater than, or equal to, 10% of revenue from external customers being the US (60%).

Operating profit – This measure is calculated as revenue less operating expenses, with operating expenses consisting of employee costs, direct materials and services, vehicle costs, property costs, depreciation and impairment of property, plant and equipment, amortisation and impairment of intangible assets, one-off and adjusting items and other operating expenses. Other operating expenses include professional fees, marketing costs, amortisation of contract costs and movements in bad debt provision.

Adjusted Operating Profit (at CER) – This is an adjusted measure and is presented before the amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items (see below) and gain or loss on disposal of businesses. Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates (CER). CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. See 'Constant Exchange Rates (CER)' below (page 236).

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Adjusted Profit Before and After Tax – This non-IFRS measure is used to give management and investors an understanding of the underlying profitability of the business over time. Adjusted Profit Before Tax is calculated by adding the following items back to profit before income tax: amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items and net interest adjustments. Intangible assets (excluding computer software) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and segments. One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting. These adjustments are made to aid year-on-year comparability. Adjusted Profit After Tax is calculated by adding back amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items and net interest adjustments, and the tax effect on these adjustments to profit before income tax.

Adjusted Earnings Per Share – Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust which are treated as cancelled, and including share options for which all conditions have been met. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met. For the calculation of diluted earnings per share, 18,422 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2023 (31 December 2022: 1,290,294). Adjusted Earnings Per Share is a non-IFRS measure that is calculated by dividing adjusted profit after tax by the weighted average number of ordinary shares in issue. This supplemental measure is also used by management to gain an understanding of the underlying earnings per share performance of the business over time and enable company-to-company comparisons.

Adjusted Interest – Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy termite provision and foreign exchange and hedge accounting ineffectiveness).

Free Cash Flow – Free Cash Flow is a non-IFRS measure that is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. This measure is also used by management to assess how much cash there is to reinvest into the business for future growth through people, technology and M&A.

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion – Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through other comprehensive income. This measure is also used by management to determine the efficiency at which the business is able to convert profits into cash. Free Cash Flow Conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Profit After Tax is defined as Adjusted Profit Before Tax adjusted for the tax effect of amortisation and impairment of intangible assets (excluding computer software) and one-off and adjusting items and net interest adjustments.

Customer Retention – Customer Retention is used to track the retention of the Group's renewable customers and is calculated on a rolling, 12-month basis in order to avoid seasonal anomalies. It is defined as the total portfolio value of customers retained as a percentage of the opening portfolio. The Group views Customer Retention as one of the key indicators of the long-term success of the business. Customer Retention was 82.3% in the year ended 31 December 2023 and 82.4% in the year ended 31 December 2022.

Colleague Retention – Defined as total Sales and Service employees retained in the year as a percentage of Sales and Service headcount at the start of the year. The Group considers Colleague Retention to be a key driver of Customer Retention. Colleague Retention was 84.2% in the year ended 31 December 2023 and 79.5% in the year ended 31 December 2022. The increase of 4.7 percentage points in the year ended 31 December 2023 as compared to the year ended 31 December 2022 was a result of a wide-ranging programme including: the launch of a retention dashboard and manager training; monitoring for potential issues before escalation; additional mentoring resources; and an enhanced new hire and onboarding experience.

Lost Time Accident Rate – Defined as the number of lost time accidents per 100,000 standard working hours. The Group views Lost Time Accident Rate as a key measure of the Group's employees' injury prevention. The rate was 0.31 in the year ended 31 December 2023 and 0.39 in the year ended 31 December 2022.

Certain components of results of operations

Profit before income tax – This is calculated as revenue less operating expenses and net finance costs plus share of profit from associated undertakings (net of tax).

Income tax expense – The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible or may be taxable or deductible in a different accounting period.

The current income tax charge is calculated on the basis of the tax laws, enacted or substantively enacted at the balance sheet date, in the countries where the Group's subsidiaries and associates operate and generate taxable income. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date.

Profit for the year – This measure is calculated as profit before income tax less income tax expense.

For definitions of revenue and operating profit (including operating expenses), see 'Key Indicators of Performance and Financial Condition' above.

Results of operations

Following is a discussion of the Group's results of operations for the years ended 31 December 2023 and 2022.

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Revenue	**5,375**	3,714	2,957	**44.7**	25.6
Operating expenses:					
Employee costs	**2,506**	1,736	1,405	**44.4**	23.6
Direct materials and services	**900**	704	586	**27.8**	20.1
Vehicle costs	**285**	201	146	**41.6**	37.6
Property costs	**106**	82	60	**29.4**	37.5
Depreciation of property, plant and equipment	**154**	140	128	**10.0**	8.9
Amortisation of intangible assets	**201**	140	91	**44.1**	53.5
One-off and adjusting items	**98**	136	21	**(28.2)**	556.7
Other operating expenses	**461**	234	173	**97.0**	35.2
Total operating expenses	**4,711**	3,373	2,610	**39.7**	29.2
Net impairment losses on financial assets	**39**	24	–	**64.1**	–
Operating profit	**625**	317	347	**96.9**	(8.4)
Finance income	**48**	49	4	**(2.4)**	1,071.4
Finance cost	**(189)**	(79)	(34)	**(137.4)**	(135.5)
Share of profit from associates	**9**	9	8	**5.3**	4.9
Profit before income tax	**493**	296	325	**66.9**	(9.1)
Income tax expense	**(112)**	(64)	(62)	**(75.6)**	(3.2)
Profit for the year	**381**	232	263	**64.5**	(12.0)

Revenue

Revenue increased by £1,661m, or 44.7%, to £5,375m in the year ended 31 December 2023 from £3,714m in the year ended 31 December 2022. Foreign exchange had an adverse effect of £39m. Revenue was favourably impacted by revenues from acquisitions completed during the year ended 31 December 2023 by £75m. The remaining growth of £1,625m is driven by the flow through of a full year of revenues from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenues of the Group. The £1,625m of growth above consists of £1,578m from the Pest Control segment, £23m from the Hygiene & Wellbeing segment and £25m from the France Workwear segment partially offset by a decrease of £1m from the Central segment. See 'Revenue by Geographical Locations' and 'Revenue by Business Segment' for further discussion.

Operating expenses

Operating expenses increased by £1,338m, or 39.7%, to £4,711m in the year ended 31 December 2023 from £3,373m in the year ended 31 December 2022.

Employee costs

Employee costs increased by £770m, or 44.4%, to £2,506m in the year ended 31 December 2023 from £1,736m in the year ended 31 December 2022. This was as a result of an increase in the number of employees due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023, growth during the year ended 31 December 2023, and globally higher wage inflation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Direct materials and services
Direct materials and services increased by £196m, or 27.8%, to £900m in the year ended 31 December 2023 from £704m in the year ended 31 December 2022. The increase was a result of the increase in sales of products and services due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023.

Vehicle costs
Vehicle costs increased by £84m, or 41.6%, to £285m in the year ended 31 December 2023 from £201m in the year ended 31 December 2022, which was a result of the increase in the number of employees due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023 and higher fuel prices.

Property costs
Property costs increased by £24m, or 29.4%, to £106m in the year ended 31 December 2023 from £82m in the year ended 31 December 2022 as a result of the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023.

Depreciation and impairment of property, plant and equipment
Depreciation and impairment of property, plant and equipment increased by £14m, or 10.0%, to £154m in the year ended 31 December 2023 from £140m in the year ended 31 December 2022 mainly as a result of the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023.

Amortisation and impairment of intangible assets
Amortisation and impairment of intangible assets increased by £61m, or 44.1%, to £201m in the year ended 31 December 2023 from £140m in the year ended 31 December 2022 mainly as a result of businesses acquired and associated intangibles recognised on acquisition, specifically the acquisition of Terminix.

One-off and adjusting items
One-off and adjusting items decreased by £38m, or 28.2%, to £98m in the year ended 31 December 2023 from £136m in the year ended 31 December 2022 mainly as a result of the fees incurred relating to the Terminix acquisition decreasing by £67m to £1m in the year ended 31 December 2023 from £68m in the year ended 31 December 2022 partially offset by an increase in Terminix integration costs by £19m to £81m in the year ended 31 December 2023 from £62m in the year ended 31 December 2022.

Other operating expenses
Other operating expenses increased by £227m, or 97.0%, to £461m in the year ended 31 December 2023 from £234m in the year ended 31 December 2022, largely due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023.

Operating profit
Operating profit increased by £308m, or 96.9%, to £625m in the year ended 31 December 2023 from £317m in the year ended 31 December 2022. The increase in operating profit was a result of the increase in revenue of £1,661m, or 44.7%, to £5,375m in the year ended 31 December 2023 from £3,714m in the year ended 31 December 2022 offset by the increase in operating expenses of £1,338m, or 39.7%, to £4,711m in the year ended 31 December 2023 from £3,373m in the year ended 31 December 2022. This increase in operating profit reflected core business growth across major regions, in addition to effective ongoing capture of early synergies from the Terminix transaction. Price increases have also been successfully implemented over the course of the year to offset the impacts of inflation on the cost base.

Profit before income tax
Profit before income tax increased by £197m, or 66.9%, to £493m in the year ended 31 December 2023 from £296m in the year ended 31 December 2022 due to the increase in operating profit by £308m, or 96.9%, to £625m in the year ended 31 December 2023 from £317m in the year ended 31 December 2022, with net finance costs increasing by £111m, or 364.3%, to £141m in the year ended 31 December 2023 from £30m in the year ended 31 December 2022.

Income tax expense
Income tax expense increased by £48m, or 75.6%, to £112m in the year ended 31 December 2023 from £64m in the year ended 31 December 2022 due to higher profits and an effective tax rate of 23.0% in the year ended 31 December 2023 compared to an effective tax rate of 21.6% in the year ended 31 December 2022.

Profit for the year
Profit for the year increased by £149m, or 64.5%, to £381m in the year ended 31 December 2023 from £232m in the year ended 31 December 2022. The increase in profit was a result of the increase in profit before income tax of £197m, or 66.9%, to £493m in the year ended 31 December 2023 from £296m in the year ended 31 December 2022 and the increase in income tax expenses of £48m, or 75.6%, to £112m in the year ended 31 December 2023 from £64m in the year ended 31 December 2022.

Revenue by geographical location

Following is a discussion of the Group's revenues by geographical location for the years ended 31 December 2023 and 2022. For the year ended 31 December 2023, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 62%, 20%, 7%, 6% and 5% of the Group's total revenue, respectively. For the year ended 31 December 2022, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 50%, 25%, 10%, 9% and 6% of the Group's total revenue, respectively.

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Revenue:					
North America[1]	**3,306**	1,849	1,291	**78.7**	43.3
Europe[2]	**1,081**	941	832	**14.9**	13.1
UK & Sub-Saharan Africa[3]	**390**	365	354	**6.6**	3.1
Asia & MENAT[4]	**339**	321	271	**5.6**	18.4
Pacific[5]	**249**	227	197	**10.0**	15.2
Central	**10**	11	12	**(4.4)**	(9.4)
Total	**5,375**	**3,714**	**2,957**	**44.7**	**25.6**

1. North America includes the US and Canada.
2. Europe includes France, Germany, Benelux (Belgium, The Netherlands and Luxembourg), Central Eastern Europe, Southern Europe, Nordics (Norway, Sweden, Finland, Denmark and Poland), Latin America and Caribbean (including Puerto Rico).
3. UK & Sub-Saharan Africa includes UK, Ireland, Baltics and Sub-Saharan Africa (South Africa, Kenya, Tanzania, Mozambique and Malawi). During 2023, internal management reporting structures changed and revenue has been represented for 2022 and 2021 under the new structure. As a result of this change, revenue of £5m was moved from UK & Sub-Saharan Africa – Pest Control to Central for each year.
4. Asia & MENAT includes India, China, Indonesia, Malaysia and other Asian countries and MENAT (Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon).
5. Pacific includes Australia, New Zealand and Fiji.

North America

Revenue increased by £1,457m, or 78.7%, to £3,306m in the year ended 31 December 2023 from £1,849m in the year ended 31 December 2022. Foreign exchange had an adverse effect of £8m. Revenue was favourably impacted by revenues from acquisitions completed during the year ended 31 December 2023 by £33m. The remaining growth of £1,432m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the region. Growth benefited from the Terminix acquisition in the year ended 31 December 2022 and was achieved alongside the comprehensive Terminix integration programme.

Including the impact of M&A and foreign exchange, contract revenue grew by £1,061m to £2,238m in the year ended 31 December 2023 from £1,177m in the year ended 31 December 2022, job revenue increased by £330m to £704m in the year ended 31 December 2023 from £374m in the year ended 31 December 2022 and product revenue increased by £48m to £349m in the year ended 31 December 2023 from £301m in the year ended 31 December 2022.

Europe

Revenue increased by £140m, or 14.9%, to £1,081m in the year ended 31 December 2023 from £941m in the year ended 31 December 2022. This increase was driven by France increasing by £42m, or 12.4%, to £380m in the year ended 31 December 2023 from £338m in the year ended 31 December 2022, Southern Europe, which increased by £31m, or 18.7%, to £195m in the year ended 31 December 2023 from £164m in the year ended 31 December 2022, Nordics, which increased by £19m, or 21.4%, to £109m in the year ended 31 December 2023 from £90m in the year ended 31 December 2022, and Latin America (including Caribbean), which increased revenues by £19m, or 15.0%, to £148m in the year ended 31 December 2023 from £129m in the year ended 31 December 2022.

Foreign exchange had a favourable effect of £3m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £7m. The remaining growth of £130m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the region. Growth was driven by both effective price increases and resilience in overall demand.

Including the impact of M&A and foreign exchange, contract revenue grew by £119m to £863m in the year ended 31 December 2023 from £744m in the year ended 31 December 2022, job revenue increased by £16m to £166m in the year ended 31 December 2023 from £150m in the year ended 31 December 2022, and product revenue increased by £5m to £42m in the year ended 31 December 2023 from £37m in the year ended 31 December 2022. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £7m to £1m in the year ended 31 December 2023 from £8m in the year ended 31 December 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

UK & Sub-Saharan Africa

Revenue increased by £25m, or 6.6%, to £390m in the year ended 31 December 2023 from £365m in the year ended 31 December 2022. This increase was driven by UK, Ireland and Baltics increasing revenue by £27m, or 8.2%, to £351m for the year ended 31 December 2023 from £324m in the year ended 31 December 2022, partly offset by Sub-Saharan Africa decreasing revenue by £2m, or 5.4%, to £39m in the year ended 31 December 2023 from £41m in the year ended 31 December 2022.

Foreign exchange had an adverse effect of £4m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £15m. The remaining growth of £14m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the region.

Including the impact of M&A and foreign exchange, contract revenue grew by £20m to £283m in the year ended 31 December 2023 from £263m in the year ended 31 December 2022 and job revenue increased by £10m to £103m in the year ended 31 December 2023 from £93m in the year ended 31 December 2022.

Asia & MENAT

Revenue increased by £18m, or 5.6%, to £339m in the year ended 31 December 2023 from £321m in the year ended 31 December 2022. This revenue increase was driven by Asia increasing revenue by £16m, or 5.6%, to £292m in the year ended 31 December 2023 from £276m in the year ended 31 December 2022, and MENAT increasing by £2m, or 5.5%, to £47m in the year ended 31 December 2023 from £45m in the year ended 31 December 2022. Growth was underpinned by contractual activity, and pricing was complemented with volume growth, as markets overall remained structurally supportive.

Foreign exchange had an adverse effect of £18m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £6m. The remaining growth of £30m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the region.

Including the impact of M&A and foreign exchange, contract revenue grew by £22m to £268m in the year ended 31 December 2023 from £246m in the year ended 31 December 2022, job revenue decreased by £5m to £52m in the year ended 31 December 2023 from £57m in the year ended 31 December 2022, and product revenue increased by £2m to £23m in the year ended 31 December 2023 from £21m in the year ended 31 December 2022. Job revenue included disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £9m to £1m in the year ended 31 December 2023 from £10m in the year ended 31 December 2022.

Pacific

Revenue increased by £22m, or 10.0%, to £249m in the year ended 31 December 2023 from £227m in the year ended 31 December 2022. Australia revenue increased by £15m, or 8.7%, to £181m in the year ended 31 December 2023 from £166m in the year ended 31 December 2022 and New Zealand grew by £8m, or 13.4%, to £65m in the year ended 31 December 2023 from £57m in the year ended 31 December 2022. Growth was driven by pricing, complemented with volume growth, with notable strength in pest control commercial services. Good sales and customer retention rates were also evident in the Hygiene & Wellbeing business and the region saw good demand for Ambius services.

Foreign exchange had an adverse effect of £12m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £14m. The remaining growth of £20m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the region.

Including the impact of M&A and foreign exchange, contract revenue grew by £6m to £185m in the year ended 31 December 2023 from £179m in the year ended 31 December 2022, and job revenue increased by £16m to £60m in the year ended 31 December 2023 from £44m in the year ended 31 December 2022.

Revenue by business segment

Following is a discussion of the Group's revenues by business segment for the years ended 31 December 2023 and 2022. For the year ended 31 December 2023, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 80%, 16% and 4% of total revenue, respectively. For the year ended 31 December 2022, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 73%, 22% and 5% of total revenue, respectively.

	2023 **£m**	2022 £m	2021 £m	% change **2023**	2022
Revenue:					
Pest Control	**4,286**	2,690	1,947	**59.2**	38.3
Hygiene & Wellbeing	**858**	821	832	**4.6**	(1.5)
France Workwear	**221**	192	166	**15.3**	15.6
Central	**10**	11	12	**(4.4)**	(9.4)
Total	**5,375**	3,714	2,957	**44.7**	25.6

Pest Control
Revenue increased by £1,596m, or 59.2%, to £4,286m in the year ended 31 December 2023 from £2,690m in the year ended 31 December 2022. Growth benefited from the Terminix acquisition in the year ended 31 December 2022 and was underpinned by the by the critical nature of Pest Control services, supported by both pricing and volumes led by the Commercial Pest Control business, which has a high proportion of contractual activity.

Foreign exchange had an adverse effect of £35m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £53m. The remaining growth of £1,578m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022 alongside organic actions taken to increase the existing revenue of the segment.

Including the impacts of M&A and foreign exchange, contract revenue grew by £1,148m to £2,906m in the year ended 31 December 2023 from £1,758m in the year ended 31 December 2022, job revenue increased by £379m to £991m in the year ended 31 December 2023 from £612m in the year ended 31 December 2022, and product revenue was up by £52m to £382m in the year ended 31 December 2023 from £330m in the year ended 31 December 2022.

Hygiene & Wellbeing
Revenue increased by £37m, or 4.6%, to £858m in the year ended 31 December 2023 from £821m in the year ended 31 December 2022. This reflected the anticipated tapering of disinfection services, which was reduced by £19m to £2m. In addition to supportive pricing, continued good levels of demand across service sectors such as offices, shops, schools and hospitality supported performance.

Foreign exchange had an adverse effect of £8m. Revenue was favourably impacted by revenue from acquisitions completed during the year ended 31 December 2023 by £22m. The remaining growth of £23m is driven by the flow through of a full year of revenue from acquisitions completed in the year ended 31 December 2022, alongside organic actions taken to increase the existing revenue of the segment.

France Workwear
Revenue increased by £29m, or 15.3%, to £221m in the year ended 31 December 2023 from £192m in the year ended 31 December 2022. Foreign exchange had a favourable effect of £4m. Growth came from strong new business sales performance, including key account gains and upselling. High customer retention of over 94% supported France Workwear's strong volumes.

Operating expenses by geographic region

Following is a discussion of the Group's operating expenses by business segment for the years ended 31 December 2023 and 2022.

North America

	2023 **£m**	2022 £m	2021 £m	% change **2023**	2022
Employee costs	**1,468**	836	586	**75.6**	42.7
Direct materials and services	**526**	370	294	**42.2**	25.9
Vehicle costs	**160**	98	52	**62.9**	87.0
Property costs	**57**	30	24	**91.3**	22.8
Depreciation of property, plant and equipment	**29**	22	16	**32.9**	37.7
Amortisation of intangible assets	**126**	69	37	**84.0**	84.4
One-off and adjusting items	**8**	70	7	**(88.7)**	875.0
Other operating expenses	**442**	177	109	**149.7**	63.0
Total	**2,816**	1,672	1,125	**68.5**	48.6

Operating expenses increased by £1,144m, or 68.5%, to £2,816m in the year ended 31 December 2023 from £1,672m in the year ended 31 December 2022. The main driver of this increase was employee costs which increased by £632m, or 75.6%, to £1,468m in the year ended 31 December 2023 from £836m in the year ended 31 December 2022, as a result of an increase in the number of employees due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023, and growth during the year ended 31 December 2023. A further driver of this increase was direct materials and services which increased by £156m, or 42.2%, to £526m in the year ended 31 December 2023 from £370m in the year ended 31 December 2022 as a result of an increase in revenue. The third driver of this increase was other operating expenses which increased by £265m, or 149.7%, to £442m in the year ended 31 December 2023 from £177m in the year ended 31 December 2022, as a result of the acquisition of Terminix in the year ended 31 December 2022, and other businesses acquired during the year ended 31 December 2023. Vehicle costs were up £62m or 62.9%, to £160m in the year ended 31 December 2023 from £98m in the year ended 31 December 2022 as a result of the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023, and higher fuel prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Europe

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Employee costs	469	396	367	18.4	8.1
Direct materials and services	147	129	117	14.5	10.1
Vehicle costs	71	50	52	40.7	(3.6)
Property costs	24	31	14	(21.5)	124.8
Depreciation of property, plant and equipment	82	74	75	10.5	(0.5)
Amortisation of intangible assets	25	29	15	(13.9)	88.9
One-off and adjusting items	7	5	3	42.1	51.6
Other operating expenses	75	75	50	(0.8)	50.0
Total	**900**	**789**	**693**	**14.0**	**14.0**

Operating expenses increased by £111m, or 14.0%, to £900m in the year ended 31 December 2023 from £789m in the year ended 31 December 2022. The main driver of this was employee costs which increased by £73m, or 18.4%, to £469m in the year ended 31 December 2023 from £396m in the year ended 31 December 2022, as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2023 and growth during the year ended 31 December 2023. Further drivers of this increase were direct materials and services which increased by £18m, or 14.5%, to £147m in the year ended 31 December 2023 from £129m in the year ended 31 December 2022, and vehicle costs which increased by £21m, or 40.7%, to £71m in the year ended 31 December 2023 from £50m in the year ended 31 December 2022 as a result of businesses acquired during the year ended 31 December 2023.

UK & Sub-Saharan Africa

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Employee costs	157	144	147	8.9	(2.0)
Direct materials and services	49	46	51	5.8	(8.8)
Vehicle costs	26	19	22	35.8	(13.6)
Property costs	8	14	7	(42.9)	80.0
Depreciation of property, plant and equipment	14	13	12	6.7	8.5
Amortisation of intangible assets	6	–	9	–	(100.0)
One-off and adjusting items	1	5	–	(72.5)	2,650.0
Other operating expenses	45	38	28	18.0	36.5
Total	**306**	**279**	**276**	**9.5**	**1.0**

Operating expenses increased by £27m, or 9.5%, to £306m in the year ended 31 December 2023 from £279m in the year ended 31 December 2022. The main driver of this was employee costs which increased by £13m, or 8.9%, to £157m in the year ended 31 December 2023 from £144m in the year ended 31 December 2022, due to businesses acquired during the year ended 31 December 2023. Further drivers of this increase were vehicle costs which increased by £7m, or 35.8%, to £26m in the year ended 31 December 2023 from £19m in the year ended 31 December 2022, and other operating expenses which increased by £7m, or 18.0%, to £45m in the year ended 31 December 2023 from £38m in the year ended 31 December 2022, due to businesses acquired during the year ended 31 December 2023.

Asia & MENAT

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Employee costs	174	166	146	5.1	14.1
Direct materials and services	65	60	50	7.2	21.3
Vehicle costs	17	17	11	(2.6)	50.0
Property costs	8	6	7	40.1	(20.5)
Depreciation of property, plant and equipment	13	14	12	(3.3)	12.4
Amortisation of intangible assets	11	20	7	(46.2)	194.1
One-off and adjusting items	1	1	1	(22.2)	–
Other operating expenses	17	14	15	27.5	(11.0)
Total	**306**	**298**	**249**	**2.8**	**19.4**

Operating expenses increased by £8m, or 2.8%, to £306m in the year ended 31 December 2023 from £298m in the year ended 31 December 2022. The main driver of this increase was employee costs which increased by £8m, or 5.1%, to £174m in the year ended 31 December 2023 from £166m in the year ended 31 December 2022, as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2023, growth during the year ended 31 December 2023, and inflationary cost increases. Another driver of the increase was direct materials and services which increased by £5m, or 7.2%, to £65m in the year ended 31 December 2023 from £60m in the year ended 31 December 2022, as a result of an increase in revenue. This was partially offset by a reduction in the amortisation and impairment of intangible assets of £9m, or 46.2%, to £11m in the year ended 31 December 2023 from £20m in the year ended 31 December 2022, due to a £9m impairment of Lebanon goodwill in the year ended 31 December 2022.

Pacific

	2023 **£m**	2022 £m	2021 £m	% change **2023**	2022
Employee costs	**117**	108	95	**8.2**	13.1
Direct materials and services	**31**	26	25	**17.4**	4.0
Vehicle costs	**12**	14	8	**(14.5)**	74.4
Property costs	**5**	1	4	**313.5**	(72.5)
Depreciation of property, plant and equipment	**14**	14	13	**(0.6)**	9.2
Amortisation of intangible assets	**6**	5	5	**31.6**	2.2
One-off and adjusting items	**1**	4	1	**(65.2)**	516.7
Other operating expenses	**16**	15	11	**7.4**	33.9
Total	**202**	187	162	**8.0**	15.2

Operating expenses increased by £15m, or 8.0%, to £202m in the year ended 31 December 2023 from £187m in the year ended 31 December 2022. The main driver of this increase was employee costs which increased by £9m, or 8.2%, to £117m in the year ended 31 December 2023 from £108m in the year ended 31 December 2022, as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2023, growth during the year ended 31 December 2023, and wage inflationary impacts. A further driver of this was direct materials and services which increased by £5m, or 17.4%, to £31m in the year ended 31 December 2023 from £26m in the year ended 31 December 2022 as a result of an increase in revenue.

Operating expenses by business segment

Following is a discussion of the Group's operating expenses by business segment for the years ended 31 December 2023 and 2022.

Pest Control

	2023 **£m**	2022 £m	2021 £m	% change **2023**	2022
Employee costs	**1,970**	1,266	951	**55.6**	33.1
Direct materials and services	**639**	466	352	**37.0**	32.4
Vehicle costs	**228**	149	97	**53.5**	53.5
Property costs	**81**	57	25	**40.4**	128.2
Depreciation of property, plant and equipment	**49**	40	31	**24.2**	29.7
Amortisation of intangible assets	**166**	119	62	**39.1**	91.9
One-off and adjusting items	**16**	70	9	**(77.1)**	682.0
Other operating expenses	**488**	221	149	**121.1**	47.5
Total	**3,637**	2,388	1,676	**52.3**	42.4

Operating expenses increased by £1,249m, or 52.3%, to £3,637m in the year ended 31 December 2023 from £2,388m in the year ended 31 December 2022. The main driver of this was employee costs which increased by £704m, or 55.6%, to £1,970m in the year ended 31 December 2023 from £1,266m in the year ended 31 December 2022 as a result of an increase in the number of employees due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023, and globally higher wage inflation. Direct materials and services increased by £173m, or 37.0%, to £639m in the year ended 31 December 2023 from £466m in the year ended 31 December 2022. The increase was as a result of the increase in sales of products and services. Vehicle costs increased by £79m, or 53.5%, to £228m in the year ended 31 December 2023 from £149m in the year ended 31 December 2022, which was a result of the increase in the number of employees due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023, and higher fuel prices. Other operating expenses increased by £267m, or 121.1%, to £488m in the year ended 31 December 2023 from £221m in the year ended 31 December 2022 due to the acquisition of Terminix in the year ended 31 December 2022 and other businesses acquired during the year ended 31 December 2023. One-off and adjusting items decreased by £54m, or 77.1%, to £16m in the year ended 31 December 2023 from £70m in the year ended 31 December 2022 as a result of Terminix related integration costs incurred during the year having been reported in our Central and Regional overheads segment for 2023.

Hygiene & Wellbeing

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Employee costs	318	298	292	7.0	2.0
Direct materials and services	167	154	165	8.0	(6.3)
Vehicle costs	45	42	42	8.3	(1.7)
Property costs	15	16	18	(3.8)	(13.6)
Depreciation of property, plant and equipment	53	52	51	0.4	3.0
Amortisation of intangible assets	8	3	11	210.8	(77.1)
One-off and adjusting items	1	4	1	(71.8)	200.0
Other operating expenses	102	95	78	6.9	23.1
Total	**709**	**664**	**658**	**6.8**	**0.9**

Operating expenses increased by £45m, or 6.8%, to £709m in the year ended 31 December 2023 from £664m in the year ended 31 December 2022. The main drivers of this were employee costs which increased by £20m, or 7.0%, to £318m in the year ended 31 December 2023 from £298m in the year ended 31 December 2022 as a result of an increase in the number of employees due to businesses acquired during the year, direct materials and services which increased by £13m, or 8.0%, to £167m in the year ended 31 December 2023 from £154m in the year ended 31 December 2021 as a result of an increase in revenue, and other operating expenses which increased by £7m, or 6.9%, to £102m in the year ended 31 December 2023 from £95m in the year ended 31 December 2022 as a result of businesses acquired during the year.

France Workwear

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Employee costs	99	88	80	11.0	10.3
Direct materials and services	12	11	9	14.6	16.5
Vehicle costs	11	8	6	47.0	17.2
Property costs	5	7	8	(29.5)	(13.1)
Depreciation of property, plant and equipment	50	45	46	12.3	(2.8)
Amortisation of intangible assets	1	–	1	14.0	(20.0)
One-off and adjusting items	1	1	1	121.2	20.0
Other operating expenses	5	2	1	189.8	142.9
Total	**184**	**162**	**152**	**13.7**	**6.3**

Operating expenses increased by £22m, or 13.7%, to £184m in the year ended 31 December 2023 from £162m in the year ended 31 December 2022. The main driver of this was employee costs which increased by £11m, or 11.0%, to £99m in the year ended 31 December 2023 from £88m in the year ended 31 December 2022 as a result of strong growth in the period requiring more processing and delivery employees and higher depreciation on garments.

Non-IFRS measures

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)

Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used for 2023 are £/$ 1.2441 (2022: 1.2421) and £/€ 1.1503 (2022: 1.1717). Comparisons are with the year ended 31 December 2022 unless otherwise stated.

Adjusted expenses and profit measures

Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

• amortisation and impairment of intangible assets (excluding computer software);

• one-off and adjusting items; and

• net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 181).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items

An analysis of one-off and adjusting items is set out below.

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow) £m
2021			
Acquisition and integration costs	13	(1)	(12)
Terminix acquisition costs	6	–	(6)
Other	2	(1)	(9)
Total	21	(2)	(27)
2022			
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme – return of surplus	–	–	22
Other	1	–	2
Total	136	(20)	(59)
2023			
Acquisition and integration costs	**13**	**(2)**	**(13)**
Fees relating to Terminix acquisition	**1**	**–**	**(25)**
Terminix integration costs	**81**	**(21)**	**(74)**
Other	**3**	**(1)**	**5**
Total	**98**	**(24)**	**(107)**

Adjusted Interest

Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

	2023 AER £m	2022 AER £m
Finance cost	**189**	79
Finance income	**(48)**	(49)
Add back:		
Amortisation of discount on legacy provisions	**(11)**	(3)
Foreign exchange and hedge accounting ineffectiveness	**11**	21
Adjusted Interest	**141**	48

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2023 £m	2022 £m
Operating profit	**625**	317
Add back:		
One-off and adjusting items	**98**	136
Amortisation and impairment of intangible assets[1]	**175**	118
Adjusted Operating Profit (at AER)	**898**	571
Effect of foreign exchange	**(1)**	–
Adjusted Operating Profit (at CER)	**897**	571

1. Excluding computer software.

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

	2023					
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles[1] £m	Non-IFRS measures £m	
Profit before income tax	**493**	**–**	**98**	**175**	**766**	**Adjusted Profit Before Tax**
Income tax expense	**(112)**	**(2)**	**(24)**	**(44)**	**(182)**	Tax on Adjusted Profit
Profit for the year	**381**	**(2)**	**74**	**131**	**584**	**Adjusted Profit After Tax**

	2022					
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles[1] £m	Non-IFRS measures £m	
Profit before income tax	296	(18)	136	118	532	Adjusted Profit Before Tax
Income tax expense	(64)	3	(20)	(24)	(105)	Tax on Adjusted Profit
Profit for the year	232	(15)	116	94	427	Adjusted Profit After Tax

1. Excluding computer software.

Adjusted EBITDA

Adjusted EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, one-off and adjusting items, and amortisation, impairment of intangible assets and other non-cash expenses to profit for the year.

	2023 £m	2022 £m
Profit for the year	**381**	232
Add back:		
Finance income	**(48)**	(49)
Finance cost	**189**	79
Share of profit from associates net of tax	**(9)**	(9)
Income tax expense	**112**	64
Depreciation	**300**	276
Other non-cash expenses	**30**	12
One-off and adjusting items	**98**	136
Amortisation and impairment of intangible assets[1]	**175**	118
Adjusted EBITDA	**1,228**	859

1. Excluding computer software.

Adjusted Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note A2 to the Consolidated Financial Statements. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note A2 to the Consolidated Financial Statements.

	2023 £m	2022 £m
Profit attributable to equity holders of the Company	**381**	232
Add back:		
Net interest adjustments	**–**	(18)
One-off and adjusting items	**98**	136
Amortisation and impairment of intangibles[1]	**175**	118
Tax on above items[2]	**(70)**	(41)
Adjusted profit attributable to equity holders of the Company	**584**	427
Weighted average number of ordinary shares in issue (million)	**2,516**	2,002
Adjustment for potentially dilutive shares (million)	**11**	12
Weighted average number of ordinary shares for diluted earnings per share (million)	**2,527**	2,014
Basic Adjusted Earnings Per Share	**23.19p**	21.34p
Diluted Adjusted Earnings Per Share	**23.08p**	21.22p

1. Excluding computer software.
2. The tax effect on add-backs is as follows: one-off and adjusting items £24m (2022: £20m); amortisation and impairment of intangibles £44m (2022: £25m); and, net interest adjustments £2m (2022: £(3)m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors. A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	2023 £m	2022 £m
Net cash flows from operating activities	**737**	600
Purchase of property, plant, and equipment	**(167)**	(153)
Purchase of intangible assets	**(44)**	(37)
Capital element of lease payments and initial direct costs incurred	**(151)**	(104)
Proceeds from sale of property, plant and equipment, and software	**14**	5
Cash impact of one-off and adjusting items	**107**	59
Dividends received from associates	**4**	4
Free Cash Flow	**500**	374

Management's Discussion and Analysis of Financial Condition and Results of Operations
continued

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through Other Comprehensive Income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	2023 £m	2022 £m
Free Cash Flow	500	374
Product development additions	10	10
Net investment hedge cash interest through Other Comprehensive Income	12	8
Adjusted Free Cash Flow (a)	522	392
Adjusted Profit After Tax (b)	584	427
Adjusted Free Cash Flow Conversion (a/b)	89.4%	91.8%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2023 £m	2022 £m
Net cash flows from operating activities (a)	737	600
Profit attributable to equity holders of the Company (b)	381	232
Cash Conversion (a/b)	193.4%	258.6%

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	2023 £m	2022 £m
Income tax expense	112	64
Tax adjustments on:		
Amortisation and impairment of intangible assets[1]	44	24
Net interest adjustments	2	(3)
One-off and adjusting items	24	20
Adjusted Income Tax Expense (a)	182	105
Adjusted Profit Before Tax (b)	766	532
Adjusted Effective Tax Rate (a/b)	23.8%	19.7%

1. Excluding computer software.

The Group's effective tax rate (ETR) for 2023 on reported profit before tax was 22.7% (2022: 21.6%). The Group's Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for 2023 was 23.8% (2022: 19.7%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (2022: 23.7%). The Group's low tax rate in 2023 is primarily attributable to net prior-year tax credits of £12m (2022: £9m).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Liquidity and capital resources

The primary source of the Group's liquidity over the past two years was cash generated from operations. These funds were generally used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and the Group expects to continue to fund future operating and capital needs. The Group considers its working capital to be sufficient for its present requirements.

Cash flow activity

Following is a discussion of the Group's cash flows for the years ended 31 December 2023 and 2022.

Cash flows from operating, investing and financing activities, as reflected in the accompanying Consolidated Cash Flow Statement, are summarised in the following table:

	2023 £m	2022 £m	2021 £m	% change 2023	% change 2022
Net cash provided from (used for):					
Operating activities	**737**	600	563	**22.8**	6.6
Investing activities	**(416)**	(1,197)	(441)	**65.2**	(171.4)
Financing activities	**(361)**	1,323	(417)	**(127.4)**	417.3
Net (decrease)/increase in cash and cash equivalents	**(40)**	726	(295)	**(105.6)**	346.1
Cash and cash equivalents at the beginning of the year	**879**	242	551	**263.2**	(56.1)
Exchange losses on cash and cash equivalents	**(7)**	(89)	(14)	**94.4**	(535.7)
Cash and cash equivalents at end of the financial year	**832**	879	242	**(5.2)**	263.2

Operating activities
Net cash inflows from operating activities increased by £137m, or 22.8%, to £737m in the year ended 31 December 2023, from £600m in the year ended 31 December 2022. Operating Profit increased by £308m, to £625m in the year ended 31 December 2023 from £317m in the year ended 31 December 2022. Within Operating Profit, non-cash items moved as follows: (i) depreciation and impairment of property, plant and equipment increased by £6m to £154m in the year ended 31 December 2023 from £148m in the year ended 31 December 2022, due to businesses acquired during the period; (ii) depreciation of leased assets increased by £14m to £120m in the year ended 31 December 2023 from £106m in the year ended 31 December 2022; (iii) amortisation and impairment of intangible assets (excluding computer software) increased by £57m to £175m in the year ended 31 December 2023, from £118m in the year ended 31 December 2022, due to businesses acquired during the period; (iv) amortisation and impairment of computer software increased by £4m to £26m in the year ended 31 December 2023, from £22m in the year ended 31 December 2022, due to businesses acquired during the period; and (v) other non-cash items increased by £18m to £26m in the year ended 31 December 2023, from £8m in the year ended 31 December 2022, mainly due to higher share-based payment costs as a result of the Terminix transaction.

Working capital flow decreased £120m to a £123m outflow in the year ended 31 December 2023, from a £3m outflow in the year ended 31 December 2022, due to termite provision payments and overall growth in the business. This is reflected in the trade and other receivables outflow, increasing by £34m to £29m in the year ended 31 December 2023 from a £5m inflow in the year ended 31 December 2022, and the trade and other payables and provisions outflow increasing by £66m to a £60m outflow in the year ended 31 December 2023, from a £6m inflow in the year ended 31 December 2022. The net impact of interest and tax paid was an increase of £150m to £266m in the year ended 31 December 2023 from £116m in the year ended 31 December 2023, due to higher debt because of the funding of the Terminix transaction and higher profits.

Investing activities
Net cash outflows from investing activities decreased by £781m, or 65.2%, to £416m in the year ended 31 December 2023 from £1,197m in the year ended 31 December 2022. The main driver of this decrease was acquisitions of companies and businesses decreasing by £776m to £242m for the year ended 31 December 2023 from £1,018m in the year ended 31 December 2022, due to the non-repeat of the acquisition of Terminix in the year ended 31 December 2022.

Financing activities
Net cash flows from financing activities decreased by £1,684m to a £361m outflow in the year ended 31 December 2023 from a £1,323m inflow in the year ended 31 December 2022. The main drivers of this decrease were inflows from proceeds from new debt decreasing by £2,383m to £nil for the year ended 31 December 2023, from £2,383m in the year ended 31 December 2022, dividends paid increasing by £79m to £201m in the year ended 31 December 2023 from £122m in the year ended 31 December 2022, and outflows from the capital element of lease payments increasing by £53m to £157m in the year ended 31 December 2023 from £104m in the year ended 31 December 2022, largely as a result of a full year of the Terminix acquisition within the Group in 2023. Further, outflows from debt repayments decreased by £844m to £nil in the year ended 31 December 2023, from £844m in the year ended 31 December 2022, due to the non-repeat of debts settled that were acquired with the Terminix transaction in the year ended 31 December 2022.

Directors' Report

The Directors submit their report and audited Financial Statements of the Company and the Group to the members of Rentokil Initial plc (the Company) for the year ended 31 December 2023.

The Corporate Governance Report for the year on pages 96 to 161 forms part of the Directors' Report, together with the sections of the Annual Report incorporated by reference.

The Company has chosen to disclose the following information in the Strategic Report on pages 4 to 94:

- an indication of likely future developments in the business of the Company;
- an indication of the Company's research and development activities (digital technology and innovation solutions are referred to throughout the Strategic Report but particularly on pages 19, 26, 27, 42 and 53);
- details of our colleagues and human rights (Responsible Business, pages 68 to 70 and 86);
- engagement with colleagues, customers, suppliers, and others (pages 84 and 85);
- information on greenhouse gas emissions and energy use (Responsible Business, pages 80 and 81); and
- principal risks and uncertainties (Risks and Uncertainties, pages 87 to 93).

The Strategic Report and the Directors' Report constitute the management report as required under the Disclosure and Transparency Rule 4.1.8R. Information to be disclosed under Listing Rule 9.8.4 in relation to the allotment of shares for cash and waiver of dividends is set out on pages 242 and 243. No other paragraphs under Listing Rule 9.8.4 apply.

Company constitution

Rentokil Initial plc is a public company incorporated in England and Wales, with company number 5393279. The Company is a holding company with limited trading in its own right and with subsidiary undertakings in 82 countries (the Group operates in 90 countries). The Company's related undertakings are listed on pages 214 to 220.

Articles of association

The articles of association set out the internal regulations of the Company and cover such matters as the rights of shareholders, the conduct of the Board, and general meetings. The articles themselves may be amended by special resolution of the shareholders (by at least 75% of the votes cast by those voting in person or by proxy). Subject to company law and the articles of association, the Directors may exercise all the powers of the Company and may delegate authority to committees, and day-to-day management and decision making to individual Executive Directors. The Company's objects are unrestricted. The articles of association are available upon request and are displayed on our website at **rentokil-initial.com**.

Re-election of Directors and service contracts

In accordance with the articles of association, Directors can be appointed by the Board and must be subsequently elected by shareholders at a general meeting. In accordance with the articles of association and the UK Corporate Governance Code (the Code), Directors submit themselves for re-election annually. Directors can be removed, and their replacements appointed, by shareholders in a general meeting.

Information on our Board of Directors, including their biographical details, and changes during 2023, can be found in the Corporate Governance Report on pages 98 to 101. All the Directors will be standing for re-election at the 2024 AGM.

The notice periods given in service contracts are: Andy Ransom, 12 months by either party; Stuart Ingall-Tombs, 12 months by either party; and Richard Solomons, six months by either party. A notice period of three months has been proposed for Non-Executive Directors as set out in the Remuneration Policy on pages 152 to 161.

A pro-forma of the Non-Executive Directors' letter of appointment is available on our website along with the Chairman's letter of appointment.

Directors' powers

Under the articles of association, the Directors are responsible for the management of the business of the Company and may exercise all the powers of the Company subject to the provisions of relevant statutes and the Company's articles of association. For example, the articles contain specific provisions and restrictions regarding the Company's power to borrow money. The articles of association also give power to the Board to appoint and replace Directors as detailed above.

Powers relating to the issuing of shares are also included in the articles of association and such authorities are renewed by shareholders each year at the AGM, as detailed on page 243.

Directors' interests

The beneficial interests of the Directors, including the interests of any connected persons, in the share capital of the Company are shown on page 146. During the year, no Director had any material interest in any contract of significance to the Group's business. There have been no changes to the beneficial interests of the Directors between 31 December 2023 and the date of this report.

General meetings

AGMs require 21 clear days' notice to shareholders. Subject to the Companies Act 2006, other general meetings require 14 clear days' notice.

For all general meetings, a quorum of two shareholders present in person or by proxy representing at least one-third in nominal value of the Company's share capital, is required.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. A special resolution requires the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

Dividend

The Directors have recommended a final dividend of 5.93p per share for the financial year ended 31 December 2023. Payment of this dividend is subject to shareholder approval at the 2024 AGM. Further information on the Company's dividend policy can be found on page 62 and the key dates for the final dividend can be found on page 246.

Share capital

The Company's share capital during the year consisted of ordinary shares of 1p each. There were 2,522,539,885 shares in issue at 31 December 2023, which represents 100% of the Company's issued share capital (2022: 2,520,039,885). The principal markets for trading in our securities are the London Stock Exchange and the New York Stock Exchange. Our securities are listed on both markets under the stock symbol 'RTO'.

At 31 December 2023, the proportion of ordinary shares represented by American Depositary Shares (ADSs) was 10.75% of the issued share capital of the Company. At 31 December 2023, there were 10,626 registered holders of ordinary shares, of which 99 were based in the US, and there were seven record holders of ADSs, all of which were based in the US.

All ordinary shares carry the same rights and no shareholder enjoys any preferential rights, regardless of the size of their holding. Each ordinary share (other than treasury shares, which have no voting rights) carries the right to vote at a general meeting of the Company. The Company did not hold any treasury shares between 31 December 2022 and 31 December 2023 and accordingly the Company did not sell any treasury shares. The Company's articles of association provide that, on a show of hands, every member who is present in person or by proxy at a general meeting of the Company shall have one vote. On a poll, every member who is present in person or by proxy shall have one vote for every share of which they are a holder.

The articles do not contain special control rights or restrictions on transfer or limitations on the holding of ordinary shares and no requirements for the prior approval of any transfers. There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to own or vote in relation to ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.

Authority for the Company to allot shares or grant rights to subscribe for shares up to an aggregate nominal amount of £16,800,000 was obtained at the AGM on 10 May 2023. The authority remains in force and approval will be sought from shareholders at the 2024 AGM to renew the authority for a further year.

During the year, a total of 2.5 million ordinary shares with an aggregate nominal value of £25,000 were allotted to Computershare Nominees (Channel Islands) Limited, the account nominee of Computershare Trustees (Jersey) Limited, which acts as trustee for the Rentokil Initial Employee Share Trust (the Trustee). The shares were issued to satisfy awards that vested in 2023 under the Company's Performance Share Plan.

Details of the shares held by the Trustee are contained beneath the Consolidated Statement of Changes in Equity table on page 172. As at 31 December 2023, the Trustee holds on trust 0.52% of the issued share capital of the Company to satisfy awards that vest under the Company's Performance Share Plan, the Deferred Bonus Plan, and the Terminix Share Plan. The Trustee has agreed to waive any right to all dividend payments on shares held by it, and the voting rights in relation to these shares are exercised by the Trustee. The Trustee may vote or abstain from voting with the shares, or accept or reject any offer relating to the shares, in any way it sees fit, without incurring any liability and without being required to give reasons for its decision.

Repurchase of shares

Authority for the Company to make purchases of its own shares of up to 252,000,000 shares was obtained at the AGM on 10 May 2023 and such authority will be valid until the 2024 AGM. No purchases of its shares were made by the Company during 2023. The authority is normally renewed annually and approval will be sought from shareholders at the 2024 AGM to renew the authority for a further year.

Change of control provisions

There are a number of agreements that take effect, alter, or terminate upon a change of control of the Company, such as some financial and commercial agreements, and employee long-term incentive or share plans. None of these are deemed to be significant in terms of their potential impact on the Group as a whole. A description of the Group's debt funding arrangements is set out in Note C7 to the Financial Statements. Note C1 describes the change of control provisions relating to the Group's Euro Medium-Term Notes Programme.

Substantial shareholders

The Company has been notified pursuant to the Disclosure Guidance and Transparency Rules (DTR 5) that the following shareholders held, or were beneficially interested in, 3% or more of the Company's issued share capital at 31 December 2023. The information provided below was correct at the date of notification, which may not have been within the current financial year. It should be noted that these holdings are likely to have changed since the Company was notified. However, notification of any change is not required until the next notifiable threshold is crossed.

Substantial interest in share notifications received up to 31 December 2023 pursuant to DTR 5

	%	No. of ordinary shares	Date of notification of interest
BlackRock, Inc.	8.73	219,658,668	14/10/22
Majedie Asset Management Ltd[1]	5.61	101,963,126	07/03/14
The Capital Group Companies, Inc.	5.12	128,953,806	27/04/23
T. Rowe Price International Ltd	4.92	91,554,981	28/02/22
Schroders plc	4.91	89,878,920	15/12/16
Invesco Ltd	4.89	89,477,118	22/08/16
Ameriprise Financial, Inc.[2]	4.87	122,117,456	18/10/22
AXA S.A.	4.80	87,093,421	19/10/10
FMR LLC	4.32	108,487,628	18/10/22
Citigroup Global Markets Limited	3.76	94,839,249	24/10/22
GIC Private Limited	3.00	75,807,848	03/11/23

1. Subsequent to the notification Liontrust Portfolio Management Ltd acquired Majedie Asset Management.
2. Ameriprise Financial, Inc. includes Threadneedle Asset Management Holdings Ltd.

No other interests have been disclosed to the Company in accordance with DTR 5 between 31 December 2023 and 7 March 2024.

Financial risk management

Details of financial risk management and the relevant policies and certain exposures of the Company are disclosed in Note C1, on pages 203 and 204 of the Financial Statements.

Post balance sheet events

There were no significant post balance sheet events affecting the Group since 31 December 2023.

Political donations

It is the Company's policy not to make payments to political organisations. The Company does, however, maintain a shareholder authority to make payments of a political nature but does so only in order to ensure that the Company has authority from shareholders for the limited number of activities associated with the operation of the business which might be caught by the broad definition of payments of a political nature contained within current legislation. There were no payments to political organisations during 2023 (2022: £nil).

Equal opportunities

The Company regards equality and fairness as a fundamental right of all of its colleagues. Every colleague is required to support the Company to meet its commitment to provide equal opportunities in employment and avoid unlawful discrimination. People with disabilities have full and fair consideration for all vacancies, and disability is not seen to be an inhibitor to employment or career development. Appropriate arrangements are made for the continued employment and training, career development, and promotion of disabled persons employed by the Company. In the event of any colleague becoming disabled while with the Company, their needs and abilities would be assessed and, where possible, we would work to retain them and seek to offer alternative employment to them if they were no longer able to continue in their current role.

Directors' Report
continued

Engagement with employees, suppliers, customers, and others

We have 62,900 colleagues in our workforce. We consider our workforce to be those colleagues who are employed directly by us, and we do not include contractors or agency workers in this group. We employ our colleagues directly wherever possible in order to invest in their training, to ensure their full understanding and compliance with our policies, including health and safety procedures, to allow them to build relationships with our customers and to become more efficient. The number of contractors or agency workers throughout the business is not sufficiently material to identify and engage with them as a separate stakeholder group.

However, like our colleagues, our contractors and agency workers must operate under our Code of Conduct and we will engage with them wherever practicable.

A summary of the methods we use to engage with our colleagues (including UK employees), suppliers, customers, and our other key stakeholders, is provided on pages 84 and 85, while details of Board engagement are provided throughout the Corporate Governance Report, principally on pages 114 and 115. The section 172(1) statement can be found on page 83 and details of principal decisions taken by the Board during 2023 can be found on page 111. Examples of how the Board had regard for stakeholders in its decisions and the effect of that regard are shown on pages 108 to 111. More than 1,100 managers and technical experts participate in our Performance Share Plan (see page 155). We do not currently offer an all-employee share scheme but we will continue to keep this under review.

Branches

The Company, through various subsidiaries, has branches in several different jurisdictions in which the business operates outside the UK.

Directors' indemnity and insurance

The Directors are ultimately responsible for most aspects of the Company's business dealings. They can face significant personal liability under criminal or civil law, or the UK Listing, Prospectus, Disclosure Guidance and Transparency Rules, and equivalent US regulation, and can face a range of penalties, including censure, fines, and imprisonment. The Company considers that it is in its best interests to protect individuals who serve as Directors from the consequences of innocent error or omission, since this enables the Company to continue to attract prudent, appropriately qualified individuals to act as Directors.

The Company maintained at its expense a directors' and officers' liability insurance policy throughout the year to afford an indemnity in certain circumstances for the benefit of Group personnel, including the Directors. This insurance cover remains in place. The policy does not provide cover where the Director or officer has acted fraudulently or dishonestly.

In addition, the Company has granted indemnities in favour of Directors which were in force throughout 2023 and up to the signing of this report, as permitted by sections 232 to 235 of the Companies Act 2006. In general terms, the indemnities protect Directors to the extent permissible by law from all costs and expenses incurred in the defence of any civil or criminal proceedings in which judgement is given in their favour, or the proceedings are otherwise disposed of without finding fault or where there is a successful application to court for relief from liability. The indemnity operates to the extent that the Director is not able to recover the relevant amounts under the Company's directors' and officers' liability insurance.

Related party transactions

Other than in respect of arrangements relating to the employment of Directors, details of which are provided in the Directors' Remuneration Report, or as set out in Note D4 on page 213 of the Financial Statements, which also provides details of transactions with joint ventures and associate entities, there is no indebtedness owed to or by the Company to any colleague or any other person considered to be a related party.

Disclosure of information to the auditor

The Directors confirm that, insofar as each of them is aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company's auditor is unaware; and each Director has taken all of the steps that should have been taken to ensure that they are each aware of any relevant audit information (as defined by section 418(3) of the Companies Act 2006) and to establish that the Company's auditors are aware of that information.

Going concern

The Directors, having made enquiries as set out on page 175, consider that the Company and the Group have adequate resources to continue in operation for a period of at least 12 months from the date of approval of these annual Financial Statements. For this reason, they consider it appropriate to adopt the going concern basis in preparing the Financial Statements.

Further details on the Group's net debt, borrowing facilities, and financial risk management policies are provided in Section C Financing of the Notes to the Financial Statements on pages 203 to 212.

Statement of Directors' responsibilities in respect of the financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group financial statements in accordance with UK-adopted international accounting standards and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law). In preparing the Group financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).

Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company, and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

• select suitable accounting policies and then apply them consistently;

• state whether applicable UK-adopted international accounting standards and IFRSs issued by IASB have been followed for the Group financial statements, and United Kingdom Accounting Standards, comprising FRS 101, have been followed for the Parent Company financial statements, subject to any material departures disclosed and explained in the financial statements;

• make judgements and accounting estimates that are reasonable and prudent; and

• prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Parent Company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company, and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Parent Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

Each of the Directors, whose names and functions are listed in pages 99 to 101 of the Annual Report confirm that, to the best of their knowledge:

• the Group Financial Statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRSs as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position, and profit of the Group;

• the Parent Company Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101, give a true and fair view of the assets, liabilities, and financial position of the Parent Company;

• the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that it faces; and

• the Directors consider that the Annual Report, which includes the Directors' Remuneration Report and the Financial Statements, taken as a whole, is fair, balanced, and understandable, and provides the information necessary for shareholders to assess the Group's and the Company's position and performance, business model, and strategy.

The Directors' Report on pages 96 to 161 and pages 242 to 245 and the Strategic Report on pages 4 to 94 were approved by a duly authorised Committee of the Board of Directors and signed on its behalf by Catherine Stead, the Company Secretary, on 7 March 2024.

Catherine Stead
Company Secretary

7 March 2024

Registered office:
Compass House, Manor Royal,
Crawley, West Sussex, RH10 9PY.
Registered in England and Wales No: 5393279

Additional Shareholder Information

Rentokil Initial plc ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of ADSs.

Registrar

The Company's Registrar is Equiniti Limited (Equiniti or EQ). All enquiries relating to the administration of shareholdings, dividends, change of address, and lost share certificates for the Company's ordinary shares should be directed to Equiniti. Information and advice can be found on its website.

Contacting Equiniti:

💻 **help.shareview.co.uk**

📞 0333 207 6581 (+44 (0)333 207 6581 if calling from outside the UK).
Lines are open 8.30am to 5.30pm (UK time), Monday to Friday (excluding public holidays in England and Wales).

✉ Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

Shareview Portfolio service
You can manage your shareholding online via Equiniti's Shareview Portfolio at **shareview.co.uk**. This allows shareholders to access a range of information about their shareholdings on registers maintained by Equiniti and includes shareholding details (such as name and address), indicative share prices, recent balance changes, and dividend information.

Share dealing services
Equiniti offers shareholders a dealing service which allows you to buy or sell Rentokil Initial plc shares.

💻 **shareview.co.uk**

📞 0371 384 2233 (+44 (0)371 384 2233 if calling from outside the UK).

Calls are charged at standard national and international rates. Please note that both the internet share dealing and telephone share dealing services are subject to commission charges. Full details can be found on **shareview.co.uk**.

ShareGift

Shareholders with small holdings in shares, whose value makes them uneconomical to sell, may wish to donate them to ShareGift (registered charity no. 1052686).

For further information, contact:

💻 **sharegift.org**

@ help@sharegift.org

📞 +44 (0)20 7930 3737

✉ ShareGift, PO Box 72253, London, SW1P 9LQ.

Share price information and history

The current price of the Company's shares can be found at **rentokil-initial.com/investors**.

Mid-market price 31 March 1982 — 7.5375p*

* Adjusted for the 1983 bonus issue and the 1990, 1992 and 1997 share splits.

Mid-market price 31 December 2023 — 440.8p

2023 high/low — 655.2p/406.4p

Dividends

2023 final dividend
The Directors have recommended a final dividend of 5.93p per share, for the financial year ended 31 December 2023. Payment of this dividend is subject to approval at the 2024 AGM. When taken with the interim dividend of 2.75p paid on 11 September 2023, this gives a total dividend of 8.68p (2022: 7.55p).

Key dates relating to this dividend are given below.

Ex-dividend date	Thursday 4 April 2024
Record date	Friday 5 April 2024
Last day for DRIP elections	Tuesday 23 April 2024
Annual General Meeting	Wednesday 8 May 2024
Payment date	Wednesday 15 May 2024

For further dividend information, please see page 62 or go to **rentokil-initial.com/investors**.

Dividend payments
Please note that we no longer pay dividends by cheque. All dividend payments are now credited directly into a shareholder's UK bank or building society account. Shareholders who historically received dividends by cheque and have not yet completed a Dividend Mandate Form will need to contact our Registrar to request a form for completion (see opposite for contact details). For any shareholder who has not submitted their dividend mandate by the deadline of 29 April 2024, cash will be held in an account and they will need to contact our Registrar for the cash to be distributed to their UK bank or building society account. If you do not have a UK bank or building society account you may be able to arrange for payments to be converted and paid in your local currency. Please contact our Registrar for more information.

Dividend reinvestment plan (DRIP)
The Company has a DRIP provided by Equiniti Financial Services Limited (Equiniti FS), which is a convenient, easy and cost-effective way to build a shareholding by using cash dividends to buy additional shares. Rather than having a bank account credited with a cash dividend, Equiniti FS will use the dividends payable to DRIP participants to purchase shares on your behalf in the market. Please go to **shareview.co.uk** for further information.

Dividend history
Details of the Company's dividend history can be found on our website at **rentokil-initial.com/investors**.

American Depositary Shares

The Company's ADSs are listed on the New York Stock Exchange and trade under the symbol RTO. Each ADS is equivalent to five Rentokil Initial plc ordinary shares and they are evidenced by American Depositary Receipts or ADRs. The Bank of New York Mellon acts as depositary for the American Depository Receipt programme. For enquiries relating to registered ADR holder accounts and dividends, please contact Bank of New York Mellon. Voting rights for registered ADR holders can be exercised through Bank of New York Mellon, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution.

- **mybnymdr.com**
- @ shrrelations@cpushareownerservices.com
- ☎ Freephone from the US: +1 888 269 2377
  International calls: +1 201 680 6825
- ✉ Regular mail:
  BNY Mellon Shareowner Services, P.O. Box 43006, Providence, RI 02940-3078, USA.
  Overnight/certified/registered mail:
  BNY Mellon Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021, USA.

Indirect owners of shares with information rights

Please note that beneficial owners of shares who have been nominated by the registered holder of those shares to receive information rights under section 146 of the Companies Act 2006 are required to direct all communications to the registered holder of their shares rather than to Equiniti.

How to avoid share fraud

Reject cold calls: If you've been cold called with an offer to buy or sell shares, the chances are it is a high-risk investment or a scam. You should treat the call with extreme caution. The safest thing to do is to hang up.

Check the firm on the Financial Conduct Authority (FCA) register at fca.org.uk/register. The Financial Services Register is a public record of all the firms and individuals in the financial services industry that are regulated by the FCA.

Get impartial advice: Think about getting impartial financial advice before you hand over any money. Seek advice from someone unconnected to the firm that has approached you.

If you suspect that you have been approached by fraudsters, please tell the FCA using the share fraud reporting form at **fca.org.uk/scams**, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have lost money to investment fraud, you should report it to Action Fraud on 0300 123 2040 or online at **actionfraud.police.uk**.

Find out more at **fca.org.uk/scamsmart**.

ALWAYS REMEMBER: If it seems too good to be true, it probably is!

Unsolicited mail

The Company is legally obliged to make its register of members available to the public, subject to a proper purpose test. As a consequence of this, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should contact the Mailing Preference Service (MPS) at:

- **mpsonline.org.uk**
- ☎ +44 (0)20 7291 3310
- ✉ MPS FREEPOST LON20771, London, W1E 0ZT.

Annual General Meeting

The 2024 AGM will be held at, and be broadcast via live webcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 11:30am on 8 May 2024 (see page 115 for more information). We would recommend joining securely via the live webcast, which removes the requirement to travel and provides an efficient and effective means for shareholders to engage in all elements of the meeting. The Notice of Meeting is available on our website.

Published information

If you would like to receive a hard copy of this Annual Report, please contact the Company Secretariat at the Company's registered office below. A PDF copy of this report can be downloaded from our website.

Rentokil Initial is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. The Company's Form 20-F and other filings can be viewed on our website as well as the SEC website at **sec.gov**.

As a responsible business we are tackling climate change by committing to achieve net zero carbon emissions from our operations by the end of 2040. We would urge our shareholders to take advantage of the option to receive electronic communications from us by signing up at **shareview.co.uk**. For each shareholder that elects to go paperless we will make a donation to the UK charity Cool Earth to support their efforts to tackle endangered rainforest degradation.

Registered office and headquarters

Rentokil Initial plc

Registered in England and Wales; Company Number: 5393279

Registered Office: Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

- **rentokil-initial.com**
- @ secretariat@rentokil-initial.com
- ☎ +44 (0)1293 858000

Glossary

ADR	American Depositary Receipt
ADS	American Depositary Share
AER	Actual exchange rates
AGM	Annual General Meeting
APM	Alternative Performance Measure
BEIS	The Department for Business, Energy and Industrial Strategy
Benelux	Belgium, the Netherlands, and Luxembourg
Board	The Board of Directors of Rentokil Initial plc
CAGR	Compound annual growth rate
CER	Constant exchange rates
CGU	Cash-generating unit
Cities of the Future	Rentokil Initial's focused M&A programme in Emerging markets (see page 11)
Company	Rentokil Initial plc
CVC	Customer Voice Counts
DBP	Rentokil Initial plc Deferred Bonus Plan
DE&I	Diversity, equity, and inclusion
Director	A Director of Rentokil Initial plc
EBITDA	Earnings before interest, tax, depreciation, and amortisation
ECL	Expected credit loss
ELT	Executive Leadership Team
EMTN	Euro Medium-Term Note
EPS	Earnings Per Share
ESG	Environmental, social and governance
ETR	Effective Tax Rate
FRC	Financial Reporting Council
FRS	Financial Reporting Standards
GAAP	Generally Accepted Accounting Practice
GDP	Gross domestic product
GLF	Group Leadership Forum
Group	Rentokil Initial plc and its subsidiaries
Growth and Emerging markets	Rentokil Initial defined markets for operations (see pages 30 and 31)
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
ISDA	International Swaps and Derivatives Association
KPI	Key performance indicator
LATAM	Latin America
LTA	Lost time accident
LTIP	Long-term incentive plan
M&A	Mergers and acquisitions
MENAT	Middle East, North Africa, and Turkey
NED	Non-Executive Director
NPS	Net Promoter Score
NYSE	New York Stock Exchange
Parent Company	Rentokil Initial plc
PCI	PCI Pest Control Private Ltd (trading as Rentokil PCI)
PPE	Personal protective equipment
PSP	Rentokil Initial plc Performance Share Plan
PwC	PricewaterhouseCoopers LLP
RCF	Revolving Credit Facility
RIPS	Rentokil Initial 2015 Pension Scheme
ROU	Right-of-use
RSP	Restricted Share Plan
SEC	US Securities and Exchange Commission
SHE	Safety, health, and environment
SID	Senior Independent Director
SOFR	Secured Overnight Financing Rate
TCFD	Task Force on Climate-related Financial Disclosures
Terminix	Terminix Global Holdings, Inc. and its subsidiary undertakings
Terminix Share Plan	Terminix Global Holdings, Inc. 2014 Omnibus Incentive Plan, as amended from time to time
TSR	Total shareholder return
UAE	United Arab Emirates
WDL	Working days lost
YVC	Your Voice Counts

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Annual Report 2023 contains statements that are, or may be, forward-looking regarding the Group's financial position and results, business strategy, plans, and objectives, including, among other things, statements about expected revenues, margins, earnings per share, or other financial or other measures. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "is likely to," "should," "intend," "seek", "aim", "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target", and similar expressions.

Although we believe that the forward-looking statements in this Annual Report 2023 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

- our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
- difficulties in integrating, streamlining, and optimising our IT systems, processes, and technologies;
- the availability of a suitably skilled and qualified labour force to maintain our business;
- our ability to attract, retain, and develop key personnel to lead our business;
- the impact of ESG matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition, and/or prospects;
- inflationary pressures, such as increases in wages, fuel prices, and other operating costs;
- supply chain issues, which may result in product shortages or other disruptions to our business;
- weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from our customers;
- our ability to implement our business strategies successfully, including achieving our growth objectives;
- our ability to retain existing customers and attract new customers;
- the highly competitive nature of our industries;
- cyber security breaches, attacks, and other similar incidents as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers;

- extraordinary events that impact our ability to service customers without interruption, including a loss of our third-party distributors;
- our ability to protect our intellectual property and other proprietary rights that are material to our business;
- our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation;
- the identification of material weaknesses in our internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act;
- any future impairment charges, asset revaluations, or downgrades;
- failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes;
- termite damage claims and lawsuits related thereto and any associated impacts on the termite provision;
- our ability to comply with safety, health, and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
- any actual or perceived failure to comply with stringent, complex, and evolving laws, rules, regulations, and standards in many jurisdictions, as well as contractual obligations, including data privacy and security;
- changes in tax laws and any unanticipated tax liabilities;
- adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing;
- the restrictions and limitations within the agreements and instruments governing our indebtedness;
- a lowering or withdrawal of the ratings, outlook, or watch assigned to our debt securities by rating agencies;
- an increase in interest rates and the resulting increase in the cost of servicing our debt; and
- exchange rate fluctuations and the impact on our results, or the foreign currency value of our ADSs and any dividends.

Further details on the principal risks that may affect the Group can be found in the Risks and Uncertainties section on pages 87 to 93, as well as page 78 (in relation to climate-related risk) and pages 203 and 204 (in relation to financial risks), of this Annual Report 2023.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy, or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. Information contained in this Annual Report 2023 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Annual Report 2023 should be construed as a profit forecast.

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